
10013890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

REPUBLIC OF HUNGARY
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Annual Report on Form 18-K for the Year Ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S-_________N/A________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-_________N/A____________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

December 31, 2008
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

√__ Rule 311 (Permitted Paper Exhibit)

SIGNATURE

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on November 25 , 2010.

REPUBLIC OF HUNGARY

By: ______________________________

Name: Gyula Pleschinger
Title: Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney

EXHIBIT INDEX

Exhibit Number	Description
1	The latest annual budget of the Republic as set forth in Act CXXX of 2009 on the budget of the Republic of Hungary for the year 2010 (*a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 11, 2009, which is referred to as Exhibit 99.C in the Amendment No. 3 to the Annual Report on Form 18-K for the fiscal year ended December 31, 2008 and filed on October 6, 2009.
2	Power of Attorney dated November 25, 2010.

Exhibit 1

The latest annual budget of the Republic as set forth in Act CXXX of 2009 on the budget of the Republic of Hungary for the year 2010 (*a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény*) as published in the Official Gazette (*Magyar Közlöny*) on December 11, 2009.

Exhibit 2

POWER OF ATTORNEY

EXHIBIT 24.1
POWER OF ATTORNEY
DATED NOVEMBER 25, 2010

KNOW ALL MEN BY THESE PRESENTS that the undersigned Minister of National Economy, being the Minister Responsible for Public Finances of the Republic of Hungary (the "Republic"), by his execution hereof, does hereby constitute and appoint Gyula Pleschinger, Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares of the Republic acting individually as his true and lawful attorney-in-fact and agent, for him and in his name, place and stead, to execute and deliver the amendments to the Republic's Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all the acts of said attorney-in-fact and agent which he may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand.

Date: November 25, 2010

By:________________________
Name: György Matolcsy dr.
Title: Minister of National Economy

Nemzetgazdasági Minisztérium
Miniszter


MAGYAR
KÖZLÖNY

A MAGYAR KÖZTÁRSASÁG HIVATALOS LAPJA

Budapest,

2009. december 11.,

péntek


SEC MAIL
PROCESSING
RECEIVED
NOV 29 2010
WASH, D.C.
211
SECTION

179. szám

Ára: 6525 Ft

MAGYAR KÖZLÖNY

179. szám

A MAGYAR KÖZTÁRSASÁG HIVATALOS LAPJA
2009. december 11., péntek

Tartalomjegyzék

II. Törvények

2009. évi CXXX. törvény a Magyar Köztársaság 2010. évi költségvetéséről*

Az Országgyűlés a Magyar Köztársaság 2010. évi költségvetéséről az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 28. §-a alapján a következő törvényt alkotja:

ELSŐ FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY MÉRTÉKE ÉS FINANSZÍROZÁSÁNAK MÓDJA

1. § Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2010. évi
a) bevételi főösszegét 12 662 680,6 millió forintban,
b) kiadási főösszegét 13 533 026,8 millió forintban,
c) hiányát 870 346,2 millió forintban állapítja meg.

2. § (1) Az 1. §-ban megállapított kiadási és bevételi főösszegeknek, valamint a saját bevétellel nem fedezett kiadásokhoz nyújtott költségvetési támogatási előirányzatoknak fejezetek, címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok és kiemelt előirányzatok szerinti – a belső és külső tételeket együttesen tartalmazó – részletezését az 1. számú melléklet tartalmazza.
(2) A központi alrendszer mérlegét az Országgyűlés a 2. számú mellékletben foglaltak szerint hagyja jóvá.
(3) A takarékos állami gazdálkodásról és költségvetési felelősségről szóló 2008. évi LXXV. törvény által megállapított Áht. 2/A. § (2) bekezdés a) pontja szerinti, az államháztartás központi alrendszerének konszolidált költségvetési mérlegét e törvény 2/A. számú melléklete tartalmazza.

3. § Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a központi alrendszer 2010. évi hiányát finanszírozza, a Kincstári Egységes Számla (a továbbiakban: KESZ) folyamatos likviditását biztosítsa, a központi költségvetés adósságát, valamint a Magyar Államkincstár (a továbbiakban: Kincstár) által kezelt követeléseit kezelje.

A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

4. § Az 1. számú mellékletben meghatározott kiadási és bevételi előirányzatok közül a 9. számú mellékletben megállapított esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

MÁSODIK FEJEZET
A TAKARÉKOS ÁLLAMI GAZDÁLKODÁSRÓL ÉS KÖLTSÉGVETÉSI FELELŐSSÉGRŐL SZÓLÓ TÖRVÉNY RENDELKEZÉSEIBŐL ADÓDÓ KÖVETELMÉNYEK, MUTATÓK A 2010–2012. ÉVRE

5. § (1) 2011-ben a belső tételek egyenlege: legfeljebb a GDP –18,8 százaléka.
(2) 2012-ben az elsődleges egyenlegcél: a GDP 1,6 százaléka.
(3) A 2012. évben az államháztartás központi alrendszere elsődleges kiadásainak korrigált főösszege a 2011. évi korrigált főösszeghez viszonyítva reálértéken legfeljebb a GDP növekedés felével emelkedhet.
(4) A központi alrendszer külső tételeinek részletezését az Országgyűlés a 10. számú mellékletben foglaltak szerint hagyja jóvá.

---

* A törvényt az Országgyűlés a 2009. november 30-ai ülésnapján fogadta el.

HARMADIK FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL, ILLETŐLEG FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

A központi alrendszer egyes tartalék-előirányzatai

6. § (1) Céltartalék szolgál a X. Miniszterelnökség fejezet, 20. cím, 2. alcím, 1. Különféle kifizetések jogcím-csoporton

a) az Európai Unió intézményeiben foglalkoztatott köztisztviselő és hivatásos állományú nemzeti szakértők külön kormányrendeletben meghatározott kiadásaira,

b) a központi államigazgatási szerveknél, továbbá azok területi és helyi szerveinél a diplomás pályakezdő fiatalok munkatapasztalat-szerzése támogatására,

c) a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetésekre.

(2) A többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának, a felhasználás ellenőrzésének szabályait az (1) bekezdés a)–b) pontjai tekintetében a Kormány rendeletben állapítja meg, a c) pont vonatkozásában külön törvényben foglaltak az irányadók.

(3) Felhatalmazást kap a Kormány, hogy az (1) bekezdés szerinti céltartalék előirányzatból átcsoportosítson a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. Központosított előirányzatok cím, 5. számú mellékletben szereplő 7. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása és 19. Bérpolitikai intézkedések támogatása jogcímekre, amennyiben e jogcímeken rendelkezésre álló előirányzat már felhasználásra került.

(4) Az (1) bekezdés szerinti céltartalék terhére támogatható a költségvetési szerveknél foglalkoztatottak, továbbá az országgyűlési képviselők részére a 2010. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetése. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

(5) Az (1) bekezdés szerinti céltartalék terhére kell biztosítani, illetve javára kell elszámolni a központi költségvetési szervek esetében azt az összeget, amely a tizenharmadik havi illetmény (munkabér), továbbá a különjuttatás és az azokhoz kapcsolódó munkaadókat terhelő járulék előirányzatok csökkentésével, valamint az illetményekkel összefüggésben számításba vett előirányzat változása miatt keletkezett. Az előirányzatok átcsoportosítására a Kormány kap felhatalmazást.

7. § A 6. § (1) bekezdés szerinti céltartalék szolgál a központi költségvetési szerveknél foglalkoztatottak munkateljesítményeinek elismerésére. A céltartalékból igényelhető támogatás teljesítményelv-érvényesítésen alapuló szempontjait, feltételeit, a támogatásban részesíthető költségvetési szervek körét a Kormány állapítja meg.

Az állam vagyonával kapcsolatos rendelkezések

8. § (1) A 2010. évben a Magyar Nemzeti Vagyonkezelő Zrt. (a továbbiakban: MNV Zrt.) hitelfelvételre, értékpapír kibocsátására – kivéve a pénzügyminiszter engedélyével történő kötvénykibocsátást – és kezességvállalásra nem jogosult.

(2) A 2010. évben a központi költségvetés XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetének terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és a kifizetések ütemezését a pénzügyminiszter az MNV Zrt.-re rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény (a továbbiakban: Vtv.) 28. §-ának (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2010. évben 25,0 millió forint.

(4) A Vtv. 33. §-ának (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2010. évben 25,0 millió forint.

(5) A Vtv. 35. §-a (2) bekezdésének i) pontjában meghatározott egyedi bruttó forgalmi érték a 2010. évben 25,0 millió forint.

(6) A Vtv. 36. §-ának (3) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2010. évben 1000,0 millió forint. Az 1000,0 millió forint egyedi könyv szerinti bruttó értéket el nem érő vagyontárgy esetén a Nemzeti Vagyongazdálkodási Tanács a Vtv. 36. § (3) bekezdése szerint dönt, e döntéseiről az átruházás ingyenessége indokoltságának bemutatásával tájékoztatja a pénzügyminisztert.

(7) A Vtv. 36. §-ának (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2010. évi összesített bruttó forgalmi értéke 1000,0 millió forint lehet.

9. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzatból egyedi 1000,0 millió forintot meg nem haladó összeget a pénzügyminiszter, az ezt meghaladó összeget a Kormány átcsoportosíthatja az e fejezetben szereplő kiadási előirányzatokra. A fejezet 1. cím, 1. alcím, 1. Ingatlan értékesítésből származó bevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – a pénzügyminiszter megemelheti az átcsoportosítások következtében lecsökkent Fejezeti tartalék kiadási előirányzat összegét. Az így megemelt kiadási előirányzat összege nem haladhatja meg az eredeti előirányzatot.

(2) Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 2. alcím, 3. Osztalékbevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel 75%-ának mértékéig – a fejezet 2. cím, 1. alcím, 4. Állami tulajdoni részesedések növekedését eredményező kiadások jogcím-csoporton szereplő kiadási előirányzatot túllépheti.

(3) Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 1. Ingatlan értékesítésből származó bevételek jogcím-csoporton szereplő bevételi előirányzat tervezettet meghaladó pénzforgalmi teljesítése esetén – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékéig – a fejezet alábbi kiadási előirányzatait túllépheti az (1) bekezdésben foglaltak figyelembevételével:

a) Ingatlan vásárlás (2. cím, 1. alcím, 1. jogcím-csoport),

b) Ingatlan-beruházások (2. cím, 1. alcím, 3. jogcím-csoport),

c) Életjáradék termőföldért (2. cím, 2. alcím, 1. jogcím-csoport),

d) Ingatlanok fenntartásával járó kiadások (2. cím, 2. alcím, 2. jogcím-csoport).

(4) A pénzügyminiszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően nem haladhatja meg az 1000,0 millió forintot, és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(5) A pénzügyminiszter és a fejezetet irányító szerv vezetőjének megállapodása alapján a fejezet felhalmozási kiadási előirányzatainak terhére ingatlan-beruházási célra pénzeszközt adhat át a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetbe, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételei között önálló alcímen kell elszámolni. Az MNV Zrt. a pénzügyminiszter előzetes engedélyével a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. alcím, 1. Ingatlan vásárlás jogcím-csoport és 2. cím, 1. alcím, 3. Ingatlan-beruházások jogcím-csoport kiadási előirányzatait túllépheti az ingatlan-beruházási céllal átvett pénzeszközök összegével.

(6) A Külügyminisztérium vagyonkezelésében lévő állami tulajdonú ingatlanok értékesítésének 2010. évben pénzforgalmilag teljesülő bevételéből 2800,0 millió forint felhasználható a XVIII. Külügyminisztérium fejezetben szereplő kiadások fedezetére. Ez az összeg a XVIII. Külügyminisztérium fejezet bevételét képezi. Az ingatlanértékesítés pénzforgalmi teljesítését követően a Külügyminisztérium elszámol az ingatlanértékesítésről az MNV Zrt. felé. Az elszámolást követően az ingatlan értékesítéséből származó bevételnek a XVIII. Külügyminisztérium fejezetben felhasznált összegét a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben pénzforgalommal nem járó bevételként és kiadásként külön alcímen el kell számolni.

10. § (1) Állami tulajdonú gazdasági társaságoktól 2010. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(2) Az üvegházhatású gázok kibocsátási egységeinek kereskedelméről szóló 2005. évi XV. törvény (a továbbiakban: Üht.) által létrehozott kibocsátási egységek értékesítéséből származó bevételt a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. Értékesítési bevételek alcímen, külön jogcím-csoportként kell elszámolni.

(3) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet bevételeként kell elszámolni.

(4) Az Országgyűlés felhatalmazza a környezetvédelmi és vízügyi minisztert, hogy az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. §-ának (3)–(4) bekezdésében meghatározott célok szerinti

– a Kormány előzetes egyetértésével történő – felhasználására nyitott előirányzatot az értékesítésből befolyt teljes bevétellel megnövelje.

(5) Az Üht. által létrehozott kibocsátási egységek értékesítéséből 2010. évben várható költségvetési bevétel Kormány által meghatározott hányada üvegházhatású gázok kibocsátásának csökkentésével kapcsolatos intézkedésekre felhasználható.

11. § (1) A pénzügyminiszter – a Kormány előzetes jóváhagyásával, a pénzügyi közvetítőrendszer stabilitásának fenntartása érdekében – a Magyar Köztársaság területén székhellyel rendelkező hitelintézetben a Magyar Állam nevében és javára részesedést és egyéb befolyást szerezhet.

(2) Az (1) bekezdés szerinti részesedés és egyéb befolyás megszerzésére irányuló kifizetést a pénzügyminiszter 2010. december 31-ig teljesíthet, legfeljebb a Magyar Köztársaság 2008. évi költségvetéséről szóló 2007. évi CLXIX. törvény 8/A. § (2) bekezdésében meghatározott összeg 2009. december 31-ig fel nem használt részének mértékéig.

(3) A (2) bekezdés szerinti kifizetést a 2010. évben a központi költségvetés XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet felhalmozási jellegű kiadásai között kell önálló jogcím-csoporton elszámolni. E kiadás összegével a fejezet tervezett kiadása 2010. évben túlléphető.

12. § (1) A helyi önkormányzatok, települési és területi kisebbségi önkormányzatok tekintetében az Áht. 108. §-ának (1) bekezdésében szabályozott versenytárgyalás alkalmazása kötelező, amennyiben az érintett vagyontárgy forgalmi értéke a 25,0 millió forintot meghaladja. A helyi önkormányzat rendeletében, valamint a települési és területi kisebbségi önkormányzat határozatában ennél kisebb értékhatárt is meghatározhat.

(2) Az Áht. 108. §-ának (4) bekezdésében foglaltak alkalmazása során a kisösszegű követelés értékhatára 100 000 forint.

13. § (1) A 2010. év során a Nemzeti Infrastruktúra Fejlesztő Zrt. (a továbbiakban: NIF Zrt.) és a MÁV Start Zrt. az Áht. 100/E. §-ának (1) bekezdésében meghatározott egyes pénzügyi műveletek végzésére 5000,0 millió forint összeghatár alatt a pénzügyminiszter és a közlekedési, hírközlési és energiaügyi miniszter együttes jóváhagyásával, 5000,0 millió forint összeghatár felett a Kormány jóváhagyásával jogosult.

(2) A Magyar Állam által kibocsátott értékpapírok adásvételére és a 69. § szerinti hitelnyújtásra az (1) bekezdésben foglalt korlátozás nem vonatkozik.

(3) Az (1) bekezdésben szereplő gazdasági társaságok adósságállománya – ide nem értve a 69. § szerint kapott hitelt – csak a Kormány jóváhagyásával haladhatja meg az 5000,0 millió forintot.

(4) Az (1) és (3) bekezdés szerinti korlátozások mindaddig vonatkoznak e gazdasági társaságokra, amíg – közvetlen vagy közvetett – többségi állami tulajdonban vannak.

A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

14. § (1) A Magyar Kereskedelmi Engedélyezési Hivatal 1416,8 millió forintot, a Magyar Bányászati és Földtani Hivatal 364,1 millió forintot, a Nemzeti Közlekedési Hatóság 5941,7 millió forintot köteles 2010. évben befizetni a bevételeiből a pénzügyminiszter által jóváhagyott ütemezési terv szerint a központi költségvetés részére, melyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hó 20. napja, a negyedik negyedévben december 10-e.

(2) A Nemzeti Hírközlési Hatóság 8628,9 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára – beleértve a frekvenciahasználati díjakból származó bevételeket is –, február 20-tól július 20-ig havonta 600,0 millió forintot, valamint augusztus 20-tól december 10-ig havonta 838,0 millió forintot, továbbá december 20-ig 838,9 millió forintot.

(3) A Magyar Energia Hivatal 1072,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A Magyar Szabadalmi Hivatal 279,8 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A földhivatalok 3745,6 millió forintot kötelesek befizetni a bevételeikből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) Ha a nemzeti fejlesztési és gazdasági miniszter, valamint a közlekedési, hírközlési és energiaügyi miniszter irányítása alá tartozó, az (1) bekezdésben felsorolt költségvetési szervek a befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni és a befizetést legkésőbb 2010. december 20-ig teljesíteni kell.

15. § (1) A felsőoktatásról szóló 2005. évi CXXXIX. törvény (a továbbiakban: Ftv.) 129. §-ának (3) bekezdése szerint 2010. január 1-jétől az egy főre megállapított hallgatói normatíva 119 000 Ft/év, a doktori képzésben részt vevők egy főre megállapított támogatási normatívája 1 116 000 Ft/év, a köztársasági ösztöndíjban részesülők normatívája 340 000 Ft/év, a kollégiumi-diákotthoni elhelyezés normatívája 116 500 Ft/év, a lakhatási támogatás normatívája 60 000 Ft/év, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája 11 900 Ft/év.

(2) A katonai és rendvédelmi felsőoktatási intézmények vezetőinek, oktatóinak és hallgatóinak jogállásáról szóló 1996. évi XLV. törvény 44. §-ának (1) bekezdése szerinti, a Rendvédelmi Főiskola nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 Ft/fő/év.

(3) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.). 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2010. január 1-jétől 437 300 forint.

(4) A felsőoktatásról szóló 1993. évi LXXX. törvény 10/A. §-ában meghatározott Széchenyi István Ösztöndíj havi összege egyetemi docens (tudományos főmunkatárs) esetében a (3) bekezdésben megállapított összeg 30%-a, főiskolai tanár esetében a (3) bekezdésben megállapított összeg 25%-a, a Békésy György Posztdoktori Ösztöndíj havi összege oktató, illetve kutató esetében a (3) bekezdésben meghatározott összeg 20%-a, nem oktató esetében a (3) bekezdésben megállapított összeg 70%-a.

(5) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(6) A katonai és rendvédelmi felsőoktatási intézmények részére – a nemzetvédelmi és katonai képzési területhez nem tartozó szakokon – az államilag támogatott képzésben részt vevő hallgatók után az (1) bekezdésben megállapított hallgatói normatíva, a köztársasági ösztöndíjban részesülők normatívája, a diákotthoni elhelyezés normatívája, a lakhatási támogatás normatívája, a tankönyv- és jegyzettámogatás, valamint a sport- és kulturális tevékenység normatívája, továbbá a szak képzési normatívája a XX. Oktatási és Kulturális Minisztérium fejezet költségvetésében biztosított.

16. § (1) A központi költségvetési szervként működő felsőoktatási intézményeket az általuk ellátott közoktatási feladatokra a 3. számú melléklet 15., 16.1–16.5., 17. pontjában, az 5. számú melléklet 5., 11–14. és 17–18. pontjában, továbbá a 8. számú melléklet I. részének 1. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és feltételek mellett normatív hozzájárulás és támogatás illeti meg.

(2) A központi költségvetési szervként működő felsőoktatási intézmények gyakorló intézményei esetén a 3. számú melléklet 15., 16.1–16.5. pontja szerinti jogcímek tekintetében a normatív hozzájárulások kétszerese jár.

(3) A (2) bekezdésben meghatározott támogatás igénybevételének feltétele, hogy a gyakorló intézményekben a tanterv közismereti tantárgyainak és az ahhoz kapcsolódó tanórán kívüli iskolai tevékenységnek, valamint az óvodai nevelési, a készség- és képességfejlesztési, továbbá az egységes óvoda-bölcsőde intézményi keretei között bölcsődei ellátásban részesülők gondozás-fejlesztési és tanórán kívüli iskolai tevékenységeknek legalább 70%-ában a hallgatók gyakorlati felkészítése történjék, továbbá az intézményi tanítási, illetve az óvodai foglalkozási időkeret 25%-át gyakorló iskolai, óvodai feladatokra fordítsák. Amennyiben a feladatok számosságának és az éves időkeretnek az előzőekben meghatározott százalékos mértékét nem éri el a feladatellátás, az igénybevétel jogosultságát ennek megfelelően arányosan kell megállapítani.

(4) Az (1)–(2) bekezdés szerinti központi költségvetési szerv a létszámjelentésben szereplő feladatmutatók alapján az intézményi költségvetésben meglévő és az (1) bekezdésben meghatározott normatíva alapján járó támogatás különbözetét az irányító szervtől igényelheti.

(5) Az (1) bekezdésben meghatározott központi költségvetési szerv a tényleges, a tanügyi okmányok alapján dokumentált feladatmutatók szerint jogosult a normatív hozzájárulás és támogatás igénybevételére.

(6) Az (1)–(2) bekezdésben meghatározott közoktatási célú normatív hozzájárulások és támogatás elszámolása a központi költségvetési szervként működő felsőoktatási intézmény elszámoltatása szerint, annak részeként történik.

17. § (1) Az 1. számú mellékletben a Központosított bevételek címen szereplő előirányzatok a központi költségvetés központosított bevételeit képezik.

(2) A központosított bevételi előirányzatok beszedéséért – ha törvény másként nem rendelkezik – az adott fejezetet irányító szerv vezetője tartozik felelősséggel.

(3) A XI. Önkormányzati Minisztérium fejezet, 12. cím, 26–27. alcímhez tartozó jogcím-csoportok, jogcímek költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. §-ának (2) bekezdése szerinti bevételeket.

(4) A XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 2. Építésügyi célelőirányzat jogcím-csoport terhére a bevételek mértékéig lehet kötelezettséget vállalni.

Az elkülönített állami pénzalapok költségvetésével összefüggő rendelkezések

18. § (1) Az Országgyűlés az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) költségvetését – bevételeit és kiadásait – alaponként, jogcímenként az 1. számú melléklet szerint állapítja meg.

(2) A Munkaerőpiaci Alap a központi költségvetésbe 8000,0 millió forintot ad át a rendelkezésre állási támogatásban részesülők közcélú foglalkoztatásához, a munkabért terhelő járulékokra.

(3) A Társadalmi megújulás Operatív Program hazai társfinanszírozása céljára a Munkaerőpiaci Alap összesen 7208,4 millió forintot ad át, az 1. számú melléklet szerint.

(4) A Munkaerőpiaci Alap likviditási tartalékát a 2010. év végére 18 400,0 millió forinttal kell feltölteni.

19. § (1) A Kutatási és Technológiai Innovációs Alapról szóló 2003. évi XC. törvény (továbbiakban Atv.) 7. §-ában meghatározott – a központi költségvetési támogatás éves mértékére vonatkozó – rendelkezés 2010-ben nem alkalmazható.

(2) Az Atv. 8. §-ának (7) bekezdésében szereplő számítási mód 2010-ben nem alkalmazható.

(3) A Kutatási és Technológiai Innovációs Alap kezelésével kapcsolatos költségek 2010. évi kiadási előirányzata 2219,0 millió forint.

A társadalombiztosítás pénzügyi alapjaival összefüggő rendelkezések
A Nyugdíjbiztosítási Alap költségvetése

20. § (1) Az Országgyűlés a Nyugdíjbiztosítási Alap (a továbbiakban: Ny. Alap) 2010. évi

a) bevételi főösszegét 2 934 401,0 millió forintban,

b) kiadási főösszegét 2 934 401,0 millió forintban,

c) egyenlegét nulla forintban állapítja meg.

(2) Az (1) bekezdésben megállapított bevételi és kiadási főösszegek részletezését, valamint a nyugdíjbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. számú melléklet tartalmazza.

Az Egészségbiztosítási Alap költségvetése

21. § (1) Az Országgyűlés az Egészségbiztosítási Alap (a továbbiakban: E. Alap) 2010. évi

a) bevételi főösszegét 1 376 095,0 millió forintban,

b) kiadási főösszegét 1 445 503,3 millió forintban,

c) hiányát 69 408,3 millió forintban állapítja meg.

(2) Az (1) bekezdésben megállapított bevételi és kiadási főösszegek részletezését, valamint az egészségbiztosítási költségvetési szervek saját bevétellel nem fedezett kiadásaihoz nyújtott támogatást az 1. számú melléklet tartalmazza.

A Kormány, az egészségügyi miniszter, a szociális és munkaügyi miniszter, a pénzügyminiszter és az Alapok kezelőinek különleges jogosítványai, és egyes előirányzatainak felhasználásával kapcsolatos rendelkezések

22. § (1) Az Országgyűlés felhatalmazza a Kormányt, hogy a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport és az 5. Gyógyászati segédeszköz támogatás jogcím-csoport között átcsoportosítást hajtson végre.

(2) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 1–18. jogcímei előirányzatainak megemelésére.

(3) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 4. Gyógyszertámogatás céltartalék jogcím előirányzatának megemelésére, valamint az előirányzat 4. Gyógyszertámogatás jogcím-csoport jogcímeire történő átcsoportosítására.

(4) Az Országgyűlés felhatalmazza a Kormányt a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 21. Gyógyító-megelőző ellátás céltartalék jogcím előirányzatának a 18. Összevont szakellátás jogcímre történő átcsoportosítására.

23. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoporton belül az 1–18. jogcímek között, az 5. Gyógyászati segédeszköz támogatás jogcím-csoporton belül a jogcímek között, valamint a 4. Gyógyszertámogatás jogcím-csoport 1. és 2. jogcímei között az egészségügyi miniszter a pénzügyminiszter egyetértésével átcsoportosíthat.

(2) Az Országgyűlés felhatalmazza a szociális és munkaügyi minisztert, hogy engedélyezze a nyugellátásban részesülő személyek évközi nyugellátás-emelése, valamint a nyugdíjak korrekciós célú emeléséről szóló 2005. évi CLXXIII. törvény szerinti emelés végrehajtásával összefüggésben a LXXI. Nyugdíjbiztosítási Alap fejezet, 5. cím, 1. alcím, valamint 2. alcím, 1. előirányzat-csoport, 1. Személyi juttatások, 2. Munkaadókat terhelő járulékok, 3. Dologi kiadások kiemelt előirányzat kiadási előirányzatai tételes elszámolás alapján történő túlteljesülését.

(3) Az Országgyűlés felhatalmazza
  a) a szociális és munkaügyi minisztert, hogy az Ny. Alap kezelőjének javaslatára a 28. § (1) bekezdésében,
  b) az egészségügyi minisztert, hogy az E. Alap kezelőjének javaslatára a 28. § (2) bekezdésében a pénzbeli ellátások körében

meghatározott méltányossági keretösszegek között átcsoportosítson.

(4) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy engedélyezze a LXXII. Egészségbiztosítási Alap fejezet, 5. cím, 1. alcím, 1. előirányzat-csoport, 1. Személyi juttatások és 2. Munkaadókat terhelő járulékok kiemelt előirányzat kiadási előirányzatai elszámolás alapján történő együttes túllépését
  a) a baleseti és egyéb kártérítési megtérítések (1. cím, 7. alcím, 2. jogcím-csoport) előirányzat túlteljesülése esetén a többletbevétel 5%-ával, legfeljebb 300,0 millió forinttal,
  b) a kifizetések visszatérítése és egyéb bevételek – a felügyeleti bírság, a gyógyászati segédeszköz ismertetést végző személyek utáni befizetések, továbbá reklámozásával kapcsolatos bírság kivételével – (1. cím, 7. alcím, 3. jogcím-csoport) címen befolyt bevételek 5%-ával, legfeljebb 150,0 millió forinttal,
  c) az egészségbiztosítás keretében igénybe vehető egészségügyi szolgáltatások nyújtására kötött finanszírozási szerződések teljesítésének ellenőrzése alapján az 1. cím, 7. alcím, 11. jogcím-csoport, 2. Egészségügyi szolgáltatók egyéb visszafizetése jogcímen befolyt bevételek 2%-ával, legfeljebb 70,0 millió forinttal.

(5) A LXXI. Nyugdíjbiztosítási Alap és a LXXII. Egészségbiztosítási Alap fejezetnél a fejezetet irányító szerv hatáskörében eljáró szociális és munkaügyi miniszter, illetve egészségügyi miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát a LXXI. Nyugdíjbiztosítási Alap fejezetnél az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója, a LXXII. Egészségbiztosítási Alap fejezetnél az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) főigazgatója gyakorolja.

24. § (1) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcím-csoport, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatás céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcím-csoport jogcímeire átcsoportosítsa.

(2) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelje az 1. cím, 7. alcím, 7. jogcím-csoport, 1. Szerződés szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többlet összegével.

(3) Az Országgyűlés felhatalmazza az egészségügyi minisztert, hogy a pénzügyminiszter egyetértésével megemelje a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím,
  a) 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát a gyógyszertámogatással
  b) 5. Gyógyászati segédeszköz támogatás jogcím-csoport jogcímei előirányzatát a gyógyászati segédeszköz-támogatással

kapcsolatos ellenőrzésekből eredő – az 1. cím, 7. alcím, 11. jogcím-csoport, 1. jogcím előirányzaton befolyt – bevételek összegével.

25. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcím-csoport, a 4. Gyógyszertámogatás jogcím-csoport, továbbá az 5. Gyógyászati segédeszköz támogatás jogcím-csoport esetében a pénzügyminiszter engedélyezheti.

26. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport tartalmazza az E. Alapból finanszírozott egészségügyi ellátások szerződésben foglalt feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 18. Összevont szakellátás jogcímen belül az egészségügyi ellátórendszer fejlesztéséről szóló 2006. CXXXII. törvény és végrehajtási rendelete szerinti járóbeteg-szakellátási többletkapacitás-befogadások várható éves teljesítményének finanszírozási összege 200,0 millió forint, továbbá 200,0 millió forint a fekvőbeteg-szakellátási többletkapacitás befogadások várható éves teljesítményének finanszírozási összege.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcím-csoport 21. Gyógyító-megelőző ellátás céltartalék jogcím az évközben felmerülő rendkívüli kiadások fedezetéül szolgál.

(4) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcím-csoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(5) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcím-csoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza a 1200,0 millió forint finanszírozási előlegre fordítható összeget.

27. § Az OEP az E. Alap gyógyító-megelőző ellátás jogcím-csoportból finanszírozott aktív fekvőbeteg és járóbeteg szakellátást nyújtó egészségügyi szolgáltatók részére 2010. január hónapban kifizeti a 2009. novemberi teljesítmények után járó finanszírozás összegét a LXXII. Egészségbiztosítási Alap fejezet 2. cím, 3. alcím, 1. jogcím-csoport, 18. Összevont szakellátás jogcím előirányzat terhére.

28. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 500,0 millió forint használható fel.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz megállapítására 170,0 millió forint, terhességi-gyermekágyi segély megállapítására 10,0 millió forint, gyermekgondozási díj megállapítására 27,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére, különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 39,2 millió forint, gyógyászati segédeszköz támogatásra 1000,0 millió forint használható fel.

29. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 3. Egyéb kiadások jogcím előirányzata – az egészségbiztosítás hatósági felügyeletéről szóló 2006. évi CXVI. törvény 20. §-a (2) bekezdésének a) pontjában foglaltak alapján – tartalmazza az Egészségbiztosítási Felügyeletet megillető felügyeleti díjat.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 4. alcím, 4. jogcím-csoport, 6. GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz jogcím előirányzatból az OEP havonta utalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően a tárgyhó 15. napjáig.

Az Országgyűlés kizárólagos hatásköre

30. § (1) Az Országgyűlés a következő címek, alcímek, jogcím-csoportok, jogcímek, előirányzat-csoportok, kiemelt előirányzatok tekintetében magának tartja fenn a jogot az előirányzatok év közbeni megváltoztatására:

a) a nemzeti és etnikai kisebbségi szervezetek támogatása (I. Országgyűlés fejezet, 6. cím),

b) a pártok támogatása (I. Országgyűlés fejezet, 7. cím),

c) a pártalapítványok támogatása (I. Országgyűlés fejezet, 8. cím),

d) az országos kisebbségi önkormányzatok támogatása (I. Országgyűlés fejezet, 16. és 17. cím).

(2) Az Országgyűlés magának tartja fenn a jogot az I–VI., a VIII., a XXX. és a XXXIII. fejezetek kiadási és bevételi előirányzatai főösszegének, valamint a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 39. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai csökkentésére, kivéve az Áht. 46. §-ának (1) bekezdésében foglaltakat, valamint ha a fejezetek között a fejezetet irányító szervek vezetői kezdeményeznek előirányzat-átcsoportosítást.

A Kormány, a pénzügyminiszter és a fejezetet irányító szervek vezetőinek különleges jogosítványai

31. § (1) Felhatalmazást kap a Kormány, hogy a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezeten belül új előirányzatot hozzon létre fejezeten belüli és más fejezettől történő átcsoportosítással, melyről a Magyar Köztársaság 2010. évi költségvetésének végrehajtásáról szóló törvényben be kell számolnia.

(2) A 6. § (1) bekezdése és a 7. § szerinti előirányzat fejezetekre, címekre, alcímekre, jogcím-csoportokra, jogcímekre, előirányzat-csoportokra, kiemelt előirányzatokra – felmérés alapján – történő átcsoportosítására a pénzügyminiszter kap felhatalmazást.

(3) Az önkormányzati miniszter a pénzügyminiszterrel és a támogatás jellege szerint illetékes miniszterrel egyetértésben a helyi önkormányzatok által felhasználható központosított előirányzatok (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. cím) 5. számú mellékletben szereplő támogatási jogcímei között a 7. és 9. jogcím kivételével, a helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások (IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 6. cím) 6. számú mellékletben szereplő támogatási jogcímei között, továbbá a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. és 6. cím, valamint a 11. cím között az 5. számú mellékletben szereplő 7. és 9. jogcím kivételével – a felhasználási igény figyelembevételével – átcsoportosításokat hajthat végre. Ha az átcsoportosítás a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 5. címről a 6. címre történik, úgy az átcsoportosítás ez utóbbi címre a 6. számú melléklet 1., 3., 2. támogatási jogcím sorrendjében történik.

(4) Az Országgyűlés felhatalmazza a földművelésügyi és vidékfejlesztési minisztert, hogy a pénzügyminiszter előzetes egyetértésével a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet

a) 1–9. címek és alcímeik kiemelt előirányzatai között, illetve

b) a 10. cím, 2. Egyéb fejezeti kezelésű előirányzatok alcím, a 10. cím, 5. Nemzeti támogatások alcím, 3–8. jogcím-csoport, a 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím, valamint a 10. cím, 13. EU tagságból eredő feladatok alcím között és az alcímeken belül átcsoportosítást hajtson végre.

(5) Az Országgyűlés felhatalmazza a honvédelmi minisztert, hogy a pénzügyminiszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, valamint az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – beleértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosítást hajtson végre.

(6) Az Országgyűlés felhatalmazza a pénzügyminisztert, hogy a XXII. Pénzügyminisztérium fejezet, 24. cím, 4. Pénzügyigazgatás korszerűsítése alcím előirányzata terhére a feladatmegosztásnak megfelelően fejezetek közötti átcsoportosítást hajtson végre.

(7) Az Országgyűlés felhatalmazza a Miniszterelnöki Hivatalt vezető minisztert, hogy a X. Miniszterelnökség fejezet, 13. K–600 hírrendszer működtetése cím előirányzata terhére a feladatmegosztásnak megfelelően fejezetek közötti átcsoportosítást hajtson végre.

(8) Az Országgyűlés felhatalmazza a nemzeti fejlesztési és gazdasági minisztert, hogy a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 2. Vásárhelyi Terv továbbfejlesztése jogcím előirányzatát – az érintett regionális fejlesztési tanáccsal egyeztetve – a 25. cím, 4. alcím, 3. jogcím-csoport, 1. Központi fejlesztési feladatok jogcím javára átcsoportosítsa.

(9) Az Országgyűlés felhatalmazza az önkormányzati minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XI. Önkormányzati Minisztérium fejezet, 12. cím, 26. alcím, 8. Kiemelt nemzetközi sportesemények támogatása jogcím-csoport, és a 12. cím, 27. alcím, 10. Sportlétesítmények PPP konstrukcióban történő fejlesztése jogcím-csoport között, valamint e két jogcím-csoportból a 12. cím, 26. alcím, 1. Utánpótlás-nevelési feladatok jogcím-csoportra átcsoportosítást hajtson végre.

(10) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert, hogy – a pénzügyminiszter előzetes egyetértésével – a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 7. Hallgatói létszám képzési többlete (állami felsőoktatás) jogcím-csoport, a 11. cím, 2. alcím, 10. Hallgatói létszám képzési többlete (egyházi világi képzés) jogcím-csoport, valamint a 11. cím, 2. alcím, 11. Hallgatói létszám képzési többlete (alapítványi felsőoktatás) jogcím-csoport előirányzatokat egymás között – a szükséglet szerinti mértékben – átcsoportosítsa.

(11) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 1. alcím, 3. Felsőoktatási fejlesztési program jogcím-csoport jogcímei közötti előirányzatok átcsoportosítására, figyelembe véve a beruházások megvalósulását.

(12) Az Országgyűlés felhatalmazza az oktatási és kulturális minisztert a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 14. alcím, 1. Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához, 2. Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához, 3. Hozzájárulás az új diákotthoni férőhelyek bérleti díjához jogcím-csoportok előirányzatainak egymás közötti átcsoportosítására, figyelembe véve a megvalósuláshoz kapcsolódó jogosultságot.

(13) Az Országgyűlés felhatalmazza a nemzeti fejlesztési és gazdasági minisztert és a közlekedési, hírközlési és energiaügyi minisztert, hogy a pénzügyminiszterrel egyetértésben a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 3. alcím, 1. Beruházás ösztönzési célelőirányzat jogcím-csoportból olyan esetekben, amikor a támogatott nem az eljárási rend szerinti pénzbeli támogatást kívánja igénybe venni, a XVII. Közlekedési, Hírközlési és Energiaügyi Minisztérium fejezet, 12. cím, 5. alcím, 2. Útpénztár jogcím-csoport előirányzat javára a beruházások ösztönzése érdekében, állami közúti infrastrukturális létesítmények megépítése céljából legfeljebb a Kormány döntésében foglalt támogatással egyező mértékű forrást átcsoportosítsa.

(14) Az Országgyűlés felhatalmazza a külügyminisztert, hogy – a pénzügyminiszter előzetes egyetértésével – átcsoportosítást hajtson végre a XVIII. Külügyminisztérium fejezet, 5. cím, 9. alcím, 1. Államfői Protokoll kiadásai jogcím-csoport és az 5. cím, 9. alcím, 2. Kormányfői Protokoll jogcím-csoport előirányzatai között.

(15) Felhatalmazást kap a Kormány, hogy a személyi juttatások arányosítása céljából a Miniszterelnöki Hivatal igazgatás és a minisztériumok igazgatása címeken jóváhagyott személyi juttatások és munkaadókat terhelő járulékok előirányzatain fejezetek közötti átcsoportosítást hajtson végre.

(16) Az Országgyűlés felhatalmazza a Kormányt, hogy a költségvetési és gazdasági folyamatok függvényében döntsön a stabilitási tartalék előirányzatának (X. Miniszterelnökség fejezet, 20. cím, 3. alcím) felhasználásáról.

(17) Az Országgyűlés felhatalmazza a pénzügyminisztert a XLI. Központi költségvetés kamatelszámolásai, tőkevisszatérülései, az adósság- és követeléskezelés költségei fejezet 5. Kamat kockázati tartalék cím előirányzat felhasználására.

(18) Az Országgyűlés felhatalmazza a Kormányt, hogy a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 16. cím, 92. alcím Hozzájárulás a lakossági energiaköltségekhez előirányzat terhére a távhőt felhasználó lakóépületeknél és lakásoknál a távhőfogyasztás szabályozhatóvá és mérhetővé tétele céljából fejezetek között átcsoportosítson.

32. § (1) A XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 14 002,6 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 3780,7 millió forinttal túlléphető a pénzügyminiszter által meghatározott feltételek teljesítése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 1. Általános forgalmi adó alcím előirányzata, a 3. cím, 1. Személyi jövedelemadó alcím előirányzata, a 3. cím, 4. Lakossági illetékek alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a 2. alcím, 1. Biztosított által fizetett nyugdíjjárulék jogcím-csoport előirányzata, a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 1. Munkáltatói egészségbiztosítási járulék alcím előirányzata, a 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 101,0%-ban teljesül.

(2) A pénzügyminiszter negyedévente engedélyezhet előleg-kifizetést az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 28-ig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatának legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet az Adó- és Pénzügyi Ellenőrzési Hivatal (a továbbiakban: APEH) rendelkezésére bocsátani. A személyi juttatások és a munkaadókat terhelő járulékok összege az (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) Amennyiben június 30-ig az (1) bekezdésben meghatározott bevételi terv 50,0%-ot meghaladó mértékben teljesül, a pénzügyminiszter a bevételi többlet legfeljebb 20,0%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 5. Adó- és Pénzügyi Ellenőrzési Hivatal cím, 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain túllépést engedélyezhet.

33. § (1) A XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 4902,8 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 1323,8 millió forinttal túlléphető, a pénzügyminiszter által meghatározott feltételek teljesülése esetén, és ha a XLII. A központi költségvetés fő bevételei fejezet, 2. cím, 2. Jövedéki adó alcím, 3. Regisztrációs adó alcím és a 7. cím, 2. Vámbeszedési költség megtérítése alcím előirányzatai együttesen legalább 101,0%-ban teljesülnek.

(2) A pénzügyminiszter negyedévente engedélyezhet előleg-kifizetést az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben az általa meghatározott feltételek és az (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben tárgyév december 28-ig az (1) bekezdésben meghatározott bevételi előirányzat teljesül, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatoknak legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet a Vám- és Pénzügyőrség rendelkezésére bocsátani. A személyi juttatások és munkaadókat terhelő járulékok összege az (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) Amennyiben június 30-ig az (1) bekezdésben meghatározott bevételi terv 50,0%-ot meghaladó mértékben teljesül, a pénzügyminiszter a bevételi többlet legfeljebb 20,0%-ának mértékéig a XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség, 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain túllépést engedélyezhet.

(5) A pénzügyminiszter a környezetvédelmi és vízügyi miniszterrel egyetértésben a XXII. Pénzügyminisztérium fejezet, 6. Vám- és Pénzügyőrség cím, 1. Működési költségvetés előirányzat-csoport, 3. Dologi kiadások kiemelt előirányzatán túllépést engedélyezhet, amennyiben a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 12. cím, 3. Termékdíjak alcím, 1–10. jogcím-csoport előirányzatának teljesülése november 30-ig eléri az éves előirányzat 89,0%-át. A túllépés mértéke nem haladhatja meg a 89,0%-on felüli bevételi többlet 20,0%-át.

34. § (1) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 4. Országos Munkavédelmi és Munkaügyi Főfelügyelőség cím, 1. Működési költségvetés előirányzat-csoport 1. Személyi juttatások kiemelt előirányzata legfeljebb 250,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 67,5 millió forinttal túlléphető, a szociális és munkaügyi miniszter által meghatározott feltételek teljesülése esetén, a pénzügyminiszter egyetértésével, ha a 32. § (1) bekezdésében meghatározott bevételi előirányzatokra vonatkozó feltétel teljesül.

(2) A szociális és munkaügyi miniszter a pénzügyminiszterrel egyetértésben negyedévente engedélyezhet előleg-kifizetést az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatok terhére, amennyiben a szociális és munkaügyi miniszter által meghatározott feltételek és a 32. § (1) bekezdésben megjelölt előirányzatoknak a pénzügyminiszter által meghatározott negyedéves bevételi tervei teljesülnek. Az év közben fizethető előleg összege nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Amennyiben a tárgyév december 28-ig a 32. § (1) bekezdésben meghatározott bevételi előirányzatok teljesülnek, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatának legfeljebb az év közben kifizetett előleg összegével csökkentett részét lehet az Országos Munkavédelmi és Munkaügyi Főfelügyelőség rendelkezésére bocsátani. A személyi juttatások és a munkaadókat terhelő járulékok összege a 32. § (1) bekezdésben meghatározott feltételek teljesülésének arányában fizethető.

(4) A XXVI. Szociális és Munkaügyi Minisztérium fejezet, 11. Nemzeti Fogyasztóvédelmi Hatóság cím, 1. Működési költségvetés előirányzat-csoport kiemelt előirányzatai összesen legfeljebb 390,0 millió forinttal túlléphetők a szociális és munkaügyi miniszter által meghatározott teljesítménykövetelmények teljesülése esetén a pénzügyminiszter egyetértésével.

(5) A szociális és munkaügyi miniszter negyedévente engedélyezhet előleg-kifizetést a (4) bekezdés szerinti előirányzatok terhére a pénzügyminiszter egyetértésével, ha a teljesítménykövetelmények időarányos teljesítése meghaladja a tervezettet.

(6) A tárgyév december 28-ig a (4) bekezdésben meghatározott összegnek legfeljebb az év közben kifizetett előleggel csökkentett részét lehet a Nemzeti Fogyasztóvédelmi Hatóság rendelkezésére bocsátani.

35. § (1) A XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 6. Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzata legfeljebb 300,0 millió forinttal, a 2. Munkaadókat terhelő járulékok kiemelt előirányzata legfeljebb 81,0 millió forinttal túlléphető a környezetvédelmi és vízügyi miniszter által meghatározott feltételek teljesítése esetén a pénzügyminiszterrel egyetértésben, és ha a XVI. Környezetvédelmi és Vízügyi Minisztérium fejezet, 12. cím, 3. Termékdíjak alcím 1–9. jogcím-csoport és 12. cím, 5. Vízkészletjárulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) Amennyiben a tárgyév november 30-áig az (1) bekezdésben meghatározott bevételi előirányzatok időarányosan teljesülnek, az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok előirányzatot lehet a területi szervek rendelkezésére bocsátani.

NEGYEDIK FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

Az elkülönített állami pénzalapok kapcsolatai

36. § A pénzalapok – a bevételek befolyása és a kiadások teljesítése időbeni ütemének eltérése esetén – a finanszírozási igényeik teljesítéséhez legfeljebb három hónapra, de a következő évre át nem húzódóan igénybe vehetik a KESZ-t. A KESZ igénybevételét a pénzügyminiszter engedélyezheti. Az engedélyre vonatkozó kérelmet a finanszírozási igény felmerülése előtt legalább 30 nappal kell benyújtani.

A társadalombiztosítás pénzügyi alapjainak kapcsolatai

37. § (1) Az Ny. Alapot és az E. Alapot terhelő ellátások, valamint az Ny. Alapot és az E. Alapot nem terhelő, az alapkezelők által folyósított ellátások folyamatos teljesítése érdekében a bevételek és a kiadások időbeli eltéréséből adódó átmeneti pénzügyi hiányok fedezetére a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről – jogszabályban meghatározottak szerint – finanszírozási tervet kell készíteni, amely indokolt esetben módosítható.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az Ny. Alap és az E. Alap a befolyó bevételeikből és az alapot nem terhelő ellátások megtérítéseiből soron kívül törlesztik.

38. § (1) A Kincstár az E. Alap részére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 21. cím, 3. alcím, 1. Közgyógyellátás jogcím-csoport előirányzatából a folyósító szerv által benyújtott és a pénzügyminiszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

(2) Az Ny. Alap részére a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím

a) 1. Magánnyugdíjpénztári tagdíjfizetés miatti járulékkiesés pótlására jogcím-csoport szerinti támogatás átutalása

aa) január–november hónapokban a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

ab) december hónapban az aa) pont szerinti átutalások összegének és a várható éves magánnyugdíjpénztári tagdíjbefizetés különbözetének összegével, legfeljebb az előirányzat mértékéig a tárgyhó utolsó kincstári napján,

b) 2. A Nyugdíjbiztosítási Alap kiadásainak támogatása jogcím-csoport szerinti támogatás átutalása

ba) január–november hónapokban a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

bb) december hónapban a ba) pontban teljesített összegeket is figyelembe véve a tényleges éves bevételek és kiadások függvényében, legfeljebb az előirányzat mértékéig a tárgyhavi utolsó bevétel beérkezése és az utolsó ellátás kifizetése után történik.

(3) Amennyiben az Ny. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátásának kifizetése után az Ny. Alap pénzforgalmi egyenlege többletet mutat, akkor a Kincstár intézkedik a többlet összegének a központi költségvetés részére történő visszautalásáról, amely a (2) bekezdés b) pontja szerinti támogatást csökkenti.

(4) A X. Miniszterelnökség fejezet, a XI. Önkormányzati Minisztérium fejezet, a XIII. Honvédelmi Minisztérium fejezet, a XIV. Igazságügyi és Rendészeti Minisztérium fejezet és a XXII. Pénzügyminisztérium fejezet a társadalombiztosítás ellátásaira és a magánnyugdíjra jogosultakról, valamint e szolgáltatások fedezetéről szóló 1997. évi LXXX. törvény (a továbbiakban: Tbj.) 18. §-ának (3) bekezdése alapján – a rendvédelmi szervek és a Magyar Honvédség hivatásos állományú tagjai kedvezményes nyugellátásainak kiadásaihoz hozzájárulás jogcímen – havonta átutalást teljesít az Ny. Alap részére az éves előirányzat havi időarányos mértékének megfelelően, a tárgyhó 10. napjáig.

39. § A Kincstár az Ny. Alap részére az Ny. Alapba korkedvezmény-biztosítási járulék címen havonta befolyó járulékbevételt alapul véve teljesíti a Magyar Köztársaság 2007. évi költségvetését megalapozó egyes törvények módosításáról szóló 2006. évi CXXI. törvény 30. §-ának (14) bekezdése szerinti havi – 25%-os mértékű – fizetési kötelezettséget a XXII. Pénzügyminisztérium fejezet, 26. cím, 1. alcím, 7. Korkedvezmény-biztosítási járulék címen átadott pénzeszköz jogcím-csoport előirányzatból a tárgyhónap utolsó előtti, decemberben az utolsó kincstári napján. 2010. január hónapban a Kincstár a megelőző év december hónapra vonatkozóan befolyó járulékbevétel alapján – a 2009. évinek megfelelő – 50%-os mértékű fizetési kötelezettségnek megfelelő összeget utal az Ny. Alap részére ugyanebből az előirányzatból.

Az Európai Uniótól érkező agrár- és vidékfejlesztési támogatások és az Európai Unió részére fizetendő cukorágazati hozzájárulás megelőlegezése

40. § (1) Az Áht. 18/B. §-a (1) bekezdésének zs) pontja alapján a Mezőgazdasági és Vidékfejlesztési Hivatal (a továbbiakban: MVH) részére, az Európai Mezőgazdasági Garancia Alapból (a továbbiakban: EMGA) finanszírozott közvetlen, piaci támogatások, – az Európai Unió által a hatályos közösségi jogszabályok alapján utólagosan megtérítendő vagy értékesítésből befolyó – intervenciós intézkedésekhez kapcsolódó kifizetések, valamint az Európai Mezőgazdasági Vidékfejlesztési Alapból finanszírozott vidékfejlesztési támogatások – ide nem értve az Agrár- és Vidékfejlesztési Operatív Programot – felhasználására vonatkozó nemzeti stratégiai tervekben (a továbbiakban: vidékfejlesztési stratégiai tervek) foglalt támogatások (a továbbiakban: agrártámogatások) Európai Unió által finanszírozott része teljesítéséhez a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A vidékfejlesztési stratégiai tervekben foglalt támogatások kizárólag abban az esetben finanszírozhatóak az (1) bekezdésben leírtak szerint, amennyiben az így igénybe vett teljes összeget az Európai Unió 2010. december 31-ig utólagosan megtéríti, de a kifizetés időpontjában a vidékfejlesztési stratégiai tervekben foglalt célokra felhasználható uniós forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról az európai uniós egységes területalapú támogatások megelőlegezésének céljára felvett hitel nagysága nem haladhatja meg a Magyar Köztársaságnak az Európai Unióhoz történő csatlakozásáról szóló nemzetközi szerződést kihirdető törvény alapján meghatározott, 2010. évben kifizetésre kerülő, EMGA által megtérítendő egységes területalapú támogatások összegét.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről az MVH-nak a Pénzügyminisztérium és a Kincstár részére – az Európai Mezőgazdasági Vidékfejlesztési Alapból, az Európai Halászati Alapból, valamint az Európai Mezőgazdasági Garancia Alapból támogatott programok és intézkedések pénzügyi, számviteli és ellenőrzési rendszerek kialakításáról, lebonyolításának rendjéről szóló 82/2007. (IV. 25.) Korm. rendeletben szabályozottak szerint – 2010. év vonatkozásában 2010. január 15-éig havi bontású éves finanszírozási tervet, valamint minden hónap 15-ig a rendelkezésre álló információk alapján aktualizált havi finanszírozási tervet kell készítenie. Amennyiben a vidékfejlesztési stratégiai tervek kifizetéseinek ütemezése az (1) bekezdésben leírt, KESZ-ről történő finanszírozást tesz szükségessé, a pénzügyminiszter jogosult a vidékfejlesztési stratégiai tervek intézkedései tekintetében a finanszírozási terv és a kifizetések ütemezését módosítani.

(5) A részben vagy egészben az Európai Unió által finanszírozott agrártámogatásokra az igénylő akkor is nyújthat be kérelmet, ha az Áht. 10. §-ában foglalt fizetési kötelezettséggel összefüggő, esedékessé vált és még meg nem fizetett köztartozása van. Az Európai Unió által finanszírozott agrártámogatásból, továbbá hazai társfinanszírozás esetén a kapcsolódó központi költségvetési támogatásból – ideértve az egységes területalapú támogatáshoz kapcsolódó kiegészítő nemzeti támogatást is – az igénylő csak a lejárt köztartozással csökkentett összegre jogosult. A köztartozás fennállásáról és annak összegéről az adóhatóság az MVH megkeresésére adatot szolgáltat. Az adatszolgáltatásban szereplő tartozás összegét az MVH a megállapított támogatásból – az Európai Unió költségvetése és a központi költségvetési társfinanszírozás közötti eredeti finanszírozási aránynak megfelelően – levonja és átutalja az adóhatóságnak. A jogosultat a köztartozással csökkentett összeg illeti meg, a visszatartott támogatásnak megfelelő összegű tartozás az átutalással egyidejűleg megfizetettnek minősül. A támogatás visszatartásáról az MVH a kedvezményezettet a támogatási különbözet átutalásakor tájékoztatja.

(6) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt az MVH az Európai Uniótól befolyó bevételeiből soron kívül törleszti.

(7) Az agrártámogatásokhoz kapcsolódó, az ügyféltől származó befizetéseket az MVH a KESZ-hez kapcsolódó megelőlegezési számla részére havonta átutalja.

(8) A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére vagy javára kell elszámolni

a) az Európai Bizottság EMGA éves elszámolásáról szóló hivatalos döntését követően haladéktalanul – az intervenciós felvásárlásra fordított, de értékesítésből még be nem folyt összegek kivételével – a KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitel azon részét, amelyet 2010. december 31-ig az Európai Unió vagy az ügyfél nem téríti meg az MVH útján, valamint az agrártámogatások árfolyam-különbözetét,

b) az intervenciós felvásárláshoz kapcsolódó azon kiadásokat, amelyek a nemzeti költségvetést terhelik,

c) az Európai Unió által el nem ismert és vissza nem térített kiadások összegét.

41. § (1) Az MVH köteles az intervenciós finanszírozás EMGA-ból folyósított kamattérítését – annak beérkezése után haladéktalanul – a központi költségvetés részére átutalni, amelyet a központi költségvetés kamatbevételeként kell elszámolni.

(2) Az intervenciós felvásárlással kapcsolatos azon kamatterhet, amelyet az Európai Unió az MVH által szabálytalanul teljesített kifizetésből eredően – az Európai Bizottság hivatalos döntése alapján – 2010. december 31-ig nem térít meg, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell törleszteni.

(3) Az (1) és (2) bekezdésben szereplő kamattérítések elszámolása a XLI. A központi költségvetés kamatelszámolásai, tőkevisszatérülései, az adósság- és követelés-kezelés költségei fejezet, 2. cím, 5. Intervenciós felvásárlás előfinanszírozási költségének megtérítése alcím javára történik.

42. § (1) Az Áht. 18/B. §-a (1) bekezdésének x) pontjában hivatkozott, cukorágazati hozzájárulás fizetési kötelezettség teljesítésére felvett hitel nagysága nem haladhatja meg az Európai Unió részére fizetendő, közösségi jogszabály alapján meghatározott hozzájárulás összegét.

(2) A cukorágazati hozzájárulás fizetési kötelezettség teljesítésére felvett hitelt az MVH a cukorágazati hozzájárulás megfizetésére kötelezettektől e címen befolyó bevételekből soron kívül törleszti.

(3) A KESZ-hez kapcsolódó megelőlegezési számláról felvett hitel azon részét, amelyet az MVH 2010. december 31-ig nem törlesztett, illetve köztartozásként nem került behajtásra, a XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet 10. cím, 7. Árfolyamkockázat és egyéb, EU által nem térített kiadások alcím terhére kell rendezni.

ÖTÖDIK FEJEZET
AZ ÖNKORMÁNYZATI ÉS A KÖZPONTI ALRENDSZER KAPCSOLATAI

A helyi önkormányzatok, a települési és területi kisebbségi önkormányzatok központi alrendszerből származó forrásai

43. § (1) Az Országgyűlés a helyi önkormányzatok, valamint a települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások normatív állami hozzájárulásának és normatív részesedésű átengedett személyi jövedelemadójának (a továbbiakban: normatív hozzájárulások) jogcímeit és fajlagos összegeit a 3. számú mellékletben foglaltak szerint állapítja meg.

(2) Az Országgyűlés felhasználási kötöttséggel járó normatív állami támogatást állapít meg a helyi önkormányzatok és a többcélú kistérségi társulások részére a 8. számú mellékletben meghatározott feltételek szerint.

(3) Az Országgyűlés felhatalmazza a pénzügyminisztert és az önkormányzati minisztert, hogy a normatív hozzájárulásokat és támogatásokat – az egyes jövedelempótló ellátások és az önkormányzat által szervezett közcélú foglalkoztatás támogatása kivételével – a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az Áht. 64. §-ának (1) bekezdésében meghatározott adatszolgáltatása szerinti feladatmutatók, mutatószámok alapján önkormányzatonként és jogcímenként együttes rendeletben hirdesse ki az Áht. 64. §-ának (3) bekezdése szerint.

44. § (1) Az Országgyűlés – a 43. § (2) bekezdésében meghatározottakon felül – további, felhasználási kötöttséggel járó állami támogatást állapít meg:

a) központosított előirányzatként az 5. számú mellékletben felsorolt, a helyi önkormányzatok, a települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások által ellátandó feladatokra;

b) az előadó-művészeti szervezetet fenntartó, illetve támogató helyi önkormányzatok részére a 7. számú mellékletben foglalt részletezés szerint;

c) a helyi önkormányzatok címzett és céltámogatására, ez utóbbinál a 2010. évi új induló beruházások 200 millió forintos támogatási előirányzatára;

d) vis maior tartalékra;

e) a budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatokra.

(2) A normatív hozzájárulások és támogatások lemondásból felszabaduló előirányzatai – a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével – az itt meghatározott sorrendben növelik a 6. számú melléklet 1. pontjában, az 1. számú melléklet IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet, 11. Vis maior tartalék cím, a 6. számú melléklet 3. pontjában, valamint 2. pontjában meghatározott előirányzatokat. Ugyanilyen sorrendben növeli továbbá ezen előirányzatokat az intézményátadásból felszabaduló olyan összeg, amely az 52. § szerint nem illeti meg az átvevő intézményt.

(3) Amennyiben a 16. §, illetve az 52. § szerinti normatív hozzájárulásokra és támogatásokra jogosult év közben feladatot ad át a feladat ellátására kötelezett helyi önkormányzat részére, az így felszabaduló előirányzattal az érintett fejezet előirányzata csökken, a helyi önkormányzatot megillető normatív hozzájárulás és támogatás előirányzata megemelkedik a 3. és 8. számú melléklet igényjogosultsági szabályai alapján.

(4) Ha a helyi önkormányzat normatív hozzájárulásról és támogatásról való lemondása olyan – nem helyi önkormányzat részére történő – feladatellátással függ össze, amelyre a feladatot átvevő jogosult a 16. §, illetve az 52. § szerinti normatív hozzájárulás és támogatás igénybevételére, a feladatátadással év közben felszabaduló összeggel a helyi önkormányzatokat megillető normatív hozzájárulás és támogatás előirányzatát csökkenteni kell, és az annak további folyósításáról gondoskodó minisztériumi fejezet ilyen célú előirányzatát meg kell emelni.

(5) A települési és területi kisebbségi önkormányzatok feladatarányos támogatása – az (1) bekezdés a) pontja szerinti támogatásokon felül, központosított előirányzatként – a kisebbségi önkormányzatoknak a központi költségvetésből nyújtott feladatarányos támogatások feltételrendszeréről és elszámolásának rendjéről szóló 375/2007. (XII. 23.) Korm. rendelet szerinti rendben, a X. Miniszterelnökség fejezet, 14. Települési és területi kisebbségi önkormányzatok támogatása cím előirányzatából vehető igénybe azzal, hogy a támogatások igénylése során, illetőleg a döntéshozatali eljárásban nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló törvényt.

45. § (1) Működőképességük megőrzése érdekében – a helyi önkormányzatokról szóló 1990. évi LXV. törvény (a továbbiakban: Ötv.) 87. §-ának (1) bekezdése alapján – kiegészítő támogatásra jogosultak a 6. számú mellékletben foglalt feltételeknek megfelelő helyi önkormányzatok.

(2) A Fővárosi Önkormányzat látja el a közgyűlés által szabályozott módon a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény szabályai szerint – a Fővárosi Önkormányzat és a kerületi önkormányzatok tekintetében – az Ötv. 87. §-ának (1) bekezdésében meghatározott feladatot a 6. számú melléklet 1. pontjának alkalmazásával. A Fővárosi Önkormányzat ehhez abban az esetben igényelhet támogatást, ha a Fővárosi Önkormányzat és a kerületi önkormányzatok költségvetéseinek összesített adataiból a 6. számú melléklet 1. pontja szerint forráshiány mutatható ki.

46. § Az Áht. 64/A. §-ának (4) bekezdése szerint megállapított, az állami támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából feladatmutatóhoz kapcsolódó normatív hozzájárulásnak és támogatásnak minősül a 3. számú melléklet 3., 6., 8. és 11–17. pontja és a 4. számú melléklet B) II. b) pontja, valamint a 8. számú melléklet I. rész 1. pontja, II. rész 2. pontja, III–IV. része szerinti előirányzatok együttes összege.

47. § (1) A helyi önkormányzatokat együttesen az állandó lakóhely szerint az adózók által 2008. évre bevallott – az APEH által településenként kimutatott – személyi jövedelemadó 40%-a illeti meg.

(2) A települési önkormányzatot az (1) bekezdés szerint a közigazgatási területére kimutatott személyi jövedelemadó 8%-a illeti meg.

(3) A helyi önkormányzatokat megillető személyi jövedelemadó megosztásának részletes szabályait a 4. számú melléklet tartalmazza.

Az illetékek és más bevételek szabályozása

48. § (1) Az APEH által 2010. január 1-jétől beszedett illetékbevételek 50%-a a központi költségvetést, 50%-a – csökkentve a (4) bekezdés szerinti költséggel – pedig a fővárosi, a megyei, illetve a megyei jogú városi önkormányzatokat illeti meg a (2)–(5) bekezdésben foglaltak szerint.

(2) A megyei jogú városi önkormányzatot illeti meg az APEH által beszedett illetékből az illetékességi szabályok szerint a megyei jogú városok illetékességi területén képződő illetékbevétel, csökkentve az (1) bekezdés szerinti központi bevételi részesedéssel, valamint a (4) bekezdés szerinti költséggel.

(3) Az APEH által beszedett és az illetékességi szabályok szerint kimutatott, a központi költségvetés bevételi részesedésével és a (2) bekezdés alapján a megyei jogú várost megillető összeggel csökkentett illetékbevétel

a) 35%-a közvetlenül a területileg érintett megyei önkormányzatot, valamint a Fővárosi Önkormányzatot,

b) 65%-ának kétharmada egyenlő összegben – egyhuszad részenként –, egyharmada a megye, valamint a főváros 2009. január 1-jei lakosságszáma arányában a megyei önkormányzatokat, valamint a Fővárosi Önkormányzatot illeti meg a (4) bekezdés szerinti költséggel csökkentve.

(4) Az illetékbeszedéssel kapcsolatos kiadásokra a Fővárosi Önkormányzattól a területén beszedett illetékbevétel 4%-a, a megyei és a megyei jogú városi önkormányzattól a területén beszedett illetékbevétel 8,5%-a visszatartásra kerül.

(5) A (2) és (3) bekezdés szerinti illetékbevételt a Kincstár a tárgyhónapot követő hónap 20-áig utalja át a fővárosi, a megyei és a megyei jogú városi önkormányzatok költségvetési elszámolási számlájára.

49. § (1) A gépjárműadóról szóló 1991. évi LXXXII. törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 100%-a az önkormányzatot illeti meg.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzatok által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

(3) A települési önkormányzat jegyzője által, külön jogszabályban meghatározott esetben jogerősen kiszabott környezetvédelmi bírság teljes összege, a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén jogerősen kiszabott és abból befolyt környezetvédelmi bírságok összegének 30%-a az illetékes települési önkormányzatot illeti meg.

(4) Az önkormányzati költségvetési elszámolási számlára vagy annak alszámlájára érkezett szabálysértési pénz- és helyszíni bírságból származó bevétel 100%-a, valamint a 410/2007. (XII. 29.) Korm. rendelet alapján a közlekedési szabályszegések után kiszabott közigazgatási bírságból származó bevétel 25%-a – függetlenül a jogerős kiszabást végző szervtől – az önkormányzatot illeti meg. A szabálysértési pénz- és helyszíni bírság, valamint e közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

50. § (1) Az állami adóhatóság az adózás rendjéről szóló 2003. évi XCII. törvény 43/A. § (2) bekezdésében és 43/B. §-ában meghatározott helyi iparűzési adóval kapcsolatos kötelezettségének teljesítéséhez – a bevételek időbeli eltéréséből adódó átmeneti pénzügyi hiányok fedezetére – a központi költségvetés a Kincstár útján kamatmentes hitelt nyújt.

(2) A KESZ-hez kapcsolódó megelőlegezési számláról tervezett hitel-igénybevételről az állami adóhatóságnak finanszírozási tervet kell készítenie, amely indokolt esetben módosítható.

(3) A KESZ-hez kapcsolódó megelőlegezési számláról felvett hitelt az állami adóhatóság a helyi iparűzési adó jogcímen befolyó bevételeiből soron kívül törleszti.

(4) A megelőlegezési számla december 31-i egyenlegét a XXII. Pénzügyminisztérium fejezet, 17. cím Egyéb költségvetési kiadások 2. alcím Helyi iparűzési adó elszámolási különbözet jogcímen kell elszámolni. Az elszámolási különbözet a központi költségvetés hiányát módosítja.

A helyi önkormányzatok pénzellátásának kiegészítő szabályai

51. § (1) A kiegészítő gyermekvédelmi támogatás, a rendszeres szociális segély, az időskorúak járadéka, a normatív alapú ápolási díj, rendelkezésre állási támogatás, az adósságcsökkentési támogatás, a közcélú foglalkoztatás támogatás, a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 38. §-ának (2) és (5) bekezdésében meghatározott lakásfenntartási támogatás, valamint a XXVI. Szociális és Munkaügyi Minisztérium fejezetből a gyermektartásdíj megelőlegezése esetében a települési önkormányzat, továbbá a közcélú foglalkoztatás támogatása esetében az e feladatot magára vállaló többcélú kistérségi társulás első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti, külön jogszabály szerinti éven belüli elszámolási kötelezettséggel.

(2) Az 5. számú melléklet 5., 7., 11–13., 17. és 19. pontja, a 6. számú melléklet 1. pontja, a 7. számú melléklet, valamint a 8. számú melléklet I. rész 1. pontja, II. rész 2. pontja, III–IV. része alapján számított előirányzatok folyósítása – figyelemmel a 6. számú melléklet 1. pontjában meghatározottakra – az Áht. 101. §-ának (7) bekezdésében foglaltak szerint, nettó finanszírozás keretében történik.

HATODIK FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

Az egyházak és társadalmi önszerveződések támogatása

52. § (1) Az Országgyűlés a külön törvényben meghatározott szociális, gyermekjóléti, gyermekvédelmi, közoktatási, felsőoktatási, kulturális közfeladatot (a továbbiakban: humánszolgáltatások) ellátó intézményt fenntartó egyházi jogi személy, társadalmi szervezet, alapítvány, közalapítvány, országos kisebbségi önkormányzat, nonprofit gazdasági társaság, gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami intézmény fenntartója) részére működési és fenntartási célú normatív és egyéb hozzájárulást állapít meg a következők szerint:

a) A közoktatási feladatot ellátó nem állami intézmény fenntartóját normatív hozzájárulás illeti meg – figyelemmel a b) pontban foglaltakra – a 3. számú melléklet 15–17. pontjában, az 5. számú melléklet 5., 11–14. és 17–18. pontjában, továbbá a 8. számú melléklet I. részének 1. pontjában megállapított, a helyi önkormányzatok normatív hozzájárulásaival és támogatásaival azonos jogcímeken és jogosultsági feltételek mellett a következő eltérésekkel:
A 3. számú melléklet 16.6.1. pontjában megállapított normatív hozzájárulás szempontjából bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában tartózkodási helye az intézmény székhelyén, tagintézmény esetén telephelyén kívüli településen van. A 16.6.2. pont szerinti hozzájárulás akkor igényelhető a községi gyermekek, tanulók után, ha az óvodai, és/vagy általános iskolai feladat ellátását legalább két település tekintetében a fenntartó a területileg érintett többcélú kistérségi társulással/társulásokkal kötött írásos együttműködési megállapodás alapján vállalja. A hozzájárulás az együttműködési megállapodásban foglalt azon községi gyermekek, tanulók után igényelhető, akiknek neveléséről, oktatásáról a nem állami intézmény fenntartója gondoskodik. Az igénylésnél a 3. számú melléklet 16.6.1.–16.6.2. pontjában foglalt további feltételeket értelemszerűen a helyi önkormányzatokkal azonosan kell figyelembe venni.

b) A közoktatási feladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, valamint az egyéni vállalkozót az a) pont szerinti normatíva 30%-ának megfelelő hozzájárulás és támogatás illeti meg.

c) A nem állami felsőoktatási intézményt az általa ellátott közoktatási feladatra a 16. § (1) bekezdése szerint hozzájárulás és támogatás illeti meg.

d) A nem állami felsőoktatási intézmény gyakorló intézménye esetén a 16. § (2) bekezdése szerinti normatív hozzájárulás és támogatás jár. Ez a hozzájárulás és támogatás jár az egyházi jogi személy által fenntartott intézmény esetén is, ha egyházi felsőoktatási intézménnyel – a fenntartói jogok közös gyakorlására – kötött megállapodás keretében közreműködik a gyakorló intézményi feladatok ellátásában.

e) Nem jár normatív hozzájárulás és támogatás a szakközépiskolai és a szakiskolai tanulók gyakorlati képzésében részt vevőnek, ha költségei megtérítésére a Munkaerőpiaci Alap képzési alaprészéből igényt tart. A térségi integrált szakképző központ keretében működő központi képzőhely humánszolgáltató fenntartója a szakképzési évfolyamokon tanulók után a 3. számú melléklet 16.1.2. pont alatti normatív hozzájárulást igénybe veheti akkor, ha a központi képzőhely nem rendelkezik OM azonosítóval.

f) Az egyházi felsőoktatási intézményt az Ftv. 139. §-ának (5)–(6) és (9) bekezdése szerinti állami hozzájárulás illeti meg.

g) A nem állami, nem egyházi felsőoktatási intézményt az Ftv. 137. § (3) bekezdése szerinti állami hozzájárulás illeti meg.

h) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját normatív hozzájárulás és támogatás illeti meg – figyelemmel az i) pontban foglaltakra – a helyi önkormányzatok e törvény 3. számú mellékletének 11. b)–h) és 12–14. pontjaiban, továbbá 8. számú melléklete II. részének 2. pontjában megállapított támogatásaival azonos jogcímeken, összegben és feltételek mellett.

i) A személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot –, és az e bekezdésben meghatározott egyéni vállalkozót a h) pont szerinti normatíva 30%-ának megfelelő hozzájárulás illeti meg.

j) A nem állami intézmény fenntartójának az e bekezdés alapján megállapított normatív hozzájárulás és támogatás teljes összegét a folyósítást követő 15 napon belül át kell adnia annak az intézménynek, amelyre tekintettel a támogatás megállapítására sor került.

(2) A közoktatási közfeladatot ellátó egyház a normatív hozzájáruláson és támogatáson túl az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló 1997. évi CXXIV. törvény (a továbbiakban: az egyházak támogatásáról szóló törvény) 6. §-ában meghatározottak szerint kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 190 000 forint/év minden valós – a Közokt. tv. 1. számú mellékletében meghatározottak szerint számított – gyermek, illetve tanuló létszám után, amely a fenntartó egyházat illeti meg óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban, fejlesztő felkészítésben és korai fejlesztés gondozásban részt vevők – a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény 3. számú mellékletének 15. a)–d) pontjai alapján 2010. augusztus 31-éig, a 3. számú melléklet 15. a)–d) pontjaiban 2010. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi), illetve a 3. számú melléklet 16.2.2–16.2.3. pontjaiban 2010. évre figyelembe vehető átlaglétszáma alapján. E kiegészítő támogatásra az egyház a felsőoktatási intézménye gyakorló intézményében oktatottjai után nem jogosult.

(3) A közoktatási feladatot ellátó intézményt a Nek. tv. 47. §-ának (4) és (13) bekezdése alapján fenntartó országos kisebbségi önkormányzat a normatív hozzájáruláson és támogatáson túl a Nek. tv. 47. §-ának (10)–(12) bekezdése szerint kisebbségi fenntartói kiegészítő támogatásra jogosult. A támogatási összeg – függetlenül az igénybe vett közoktatási szolgáltatás számától – 190 000 forint/év minden valós – a Közokt. tv. 1. számú mellékletében meghatározottak szerint számított – ellátott gyermek, illetve oktatott tanuló létszám után, az így figyelembe vehető óvodai ellátottak, iskolai közismereti oktatásban, szakképzési elméleti oktatásban, gyógypedagógiai oktatásban, fejlesztő felkészítésben és korai fejlesztés gondozásban részt vevők – a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény 3. számú mellékletének 15. a)–d) pontjai alapján 2010. augusztus 31-éig, a 3. számú melléklet 15. a)–d)) pontjaiban 2010. szeptember 1-jétől figyelembe vehető – törtévi (8/12 és 4/12 havi), illetve a 3. számú melléklet 16.2.2–16.2.3. pontjaiban 2010. évre figyelembe vehető átlaglétszáma alapján.

(4) A Szoctv. 4. § (1) bekezdés mb) és a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyv. tv.) 5. § sb) pontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézmény fenntartó egyházi jogi személy a normatív hozzájáruláson túl az egyházak támogatásáról szóló törvény feltételei szerint kiegészítő támogatásra jogosult. Ennek mértéke a 3. számú melléklet 11. b)–h) és 12–14. pontjaiban megállapított normatíva 73,1%-a.

(5) Az (1) bekezdés a)–d) és h)–i) pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(4) bekezdés szerinti kiegészítő támogatás elszámolása – a Kormány által meghatározott eljárási szabályok szerint – az Oktatási és Kulturális Minisztérium, illetve a Szociális és Munkaügyi Minisztérium humánszolgáltatás és kiegészítő támogatás tárgyévet követő év előirányzatai terhére, illetve javára történik.

(6) A személyes gondoskodást nyújtó szociális, gyermekjóléti és gyermekvédelmi intézmény, szolgáltatás nem állami fenntartója 2010-ben az (1) bekezdés h) pontjában felsorolt normatív állami hozzájárulásokra – a 3. számú mellékletben megfogalmazott feltételeken túl – akkor jogosult, ha – a 3. számú melléklet 11. c) pont cb) alpontban a szociális étkeztetés, illetve a 14. b) pontjában foglalt családi gyermekfelügyelet kivételével – a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény 30. §-ának (7) bekezdése szerinti kötelezettségének eleget tett.

(7) Az (1) bekezdés a)–d) pontjában meghatározott normatív hozzájárulás és támogatás, valamint a (2)–(3) bekezdés szerinti kiegészítő támogatás feltételeinek megállapításával, folyósításával és a felhasználás ellenőrzésével kapcsolatos – az oktatásért felelős miniszter által meghatározott – többletfeladatok ellátására, a XX. Oktatási és Kulturális Minisztérium fejezet, 11. cím, 2. alcím, 3. Közoktatási célú humánszolgáltatás és kiegészítő támogatás jogcím-csoport előirányzat terhére a Kormány által meghatározott összeg használható fel.

(8) Az (1) bekezdés h)–i) pontjában meghatározott normatív hozzájárulás, valamint a (4) bekezdés szerinti kiegészítő támogatás feltételei megállapításának, folyósításának és felhasználásának ellenőrzésére a XXVI. Szociális és Munkaügyi Minisztérium fejezet, 16. cím, 48. alcím, 3. Egyházi szociális intézményi normatíva kiegészítése jogcím-csoport előirányzat terhére a Kormány által meghatározott összeg használható fel.

(9) Az e §-ban megállapított közoktatási célú normatív hozzájárulás és támogatás kizárólag az olyan intézményben ellátott, oktatott után vehető igénybe, amely intézmény működési engedélyében az igényjogosultságot megalapozó tevékenységeket egységes szerkezetbe foglalják, valamint a legmagasabb gyermek- és tanulólétszám az oktatás munkarendje (nappali, esti, levelező) szerint szerepel.

(10) A (2) bekezdés szerinti kiegészítő támogatás azon gyermekek, tanulók után igényelhető, akik olyan közoktatási intézményben veszik igénybe a közszolgáltatást, amelyik szerepel a székhely szerint illetékes megyei, fővárosi önkormányzat feladatellátási, intézményhálózat-működtetési és fejlesztési tervében.

(11) A (10) bekezdés szerinti támogatások folyósításának előfeltétele a közoktatási intézmény költségvetésének a Közokt. tv. 118. §-ának (4) bekezdésében meghatározottak szerinti nyilvánosságra hozatala.

(12) Ha a nem állami intézményt fenntartónak járó normatív hozzájárulás és támogatás, valamint kiegészítő támogatás együttes összege a költségvetési évben meghaladja a 40,0 millió forintot, az elszámolás jogszerűségét független könyvvizsgáló erről szóló nyilatkozatával kell alátámasztani. A könyvvizsgálat költségeit a nem állami intézmény fenntartója viseli.

(13) A nem állami intézmény fenntartója a (2)–(4) bekezdés szerinti kiegészítő támogatást köteles a humánszolgáltatást ellátó intézménye(i), szolgáltatása(i) támogatására fordítani.

(14) A nem állami intézmény fenntartója egyetemlegesen felelős az általa fenntartott intézmény köztartozásaiért. A köztartozások összege a fenntartónak járó normatív támogatásból külön jogszabályban meghatározottak szerint visszatartandó.

(15) A Közokt. tv. 81. §-ának (8)–(10) bekezdései, valamint a 82. §-a alapján a 2010. évben és az azt megelőző években megkötött közoktatási megállapodásokból eredő éves költségvetési támogatási kötelezettség összege 2010-ben nem haladhatja meg – a (2) bekezdésben meghatározott egyházi kiegészítő támogatás összegének változásából adódó növekedéstől eltekintve – a 2009. évi összegét. Új közoktatási megállapodás megkötésére, valamint meglévő megállapodások módosítására legfeljebb a (2) bekezdés szerinti egyházi kiegészítő támogatás összegével megegyező gyermekenkénti, tanulónkénti éves összeggel és legfeljebb 5 éves időtartammal kerülhet sor.

(16) A tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény (a továbbiakban: Ttv.) alapján az önkéntes tűzoltóságot fenntartó helyi önkormányzat az önkéntes tűzoltóság fenntartásához és működéséhez az átvállalt feladattal arányos állami támogatást a Ttv. 41. §-ának (6) bekezdése, illetve 34. §-ának (3) bekezdése értelmében a XI. Önkormányzati Minisztérium fejezet, 12. cím, 22. Önkéntes tűzoltóságok normatív támogatása alcímének előirányzatából a következő feltételek és normatívák alapján veheti igénybe:

a) a támogatást az az önkormányzat veheti igénybe, amelynek területén tárgyévet megelőző december 1-jén, a Ttv. 34. §-ának (1) bekezdése alapján önkéntes tűzoltóság működik;

b) valamennyi önkéntes tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 10,0 millió forint alaptámogatásra jogosult;

c) a b) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkéntes tűzoltóság az általa ellátott elsődleges működési körzet veszélyeztetettsége mértékét kifejező, a szervezési kategóriába sorolást meghatározó, jogszabályban rögzített pontszámok arányában részesül.

53. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. §-a (1) bekezdésének b) pontja alapján kijelölt előirányzat felhasználási célja a 2010. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program és a parlagfű mentesítés feladatai. Felhasználása a 2011. évi költségvetési törvényben kerül megtervezésre.

54. § (1) A pártok támogatására fordítható keretből (I. Országgyűlés fejezet, 7. cím) az ott megnevezett pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) rendelkezései szerint, a 2010. évben a képviselői megbízatás megszűnésének napját magában foglaló hónap utolsó napjáig terjedően időarányosan részesülnek.

(2) Az (1) bekezdésben foglaltak alapján a 2010. évi fel nem használt előirányzat – a Ptv. 5. §-ában foglaltaknak megfelelő – új elosztására a Kormány kap felhatalmazást.

(3) A (2) bekezdésben foglaltak végrehajtása céljából az Országos Választási Bizottság legkésőbb az (1) bekezdésben meghatározott határidőt 15 nappal megelőzően közli a Pénzügyminisztériummal a Ptv. 5. §-ának (2) bekezdésében foglalt elosztási arányokat, hiteles számításokkal alátámasztva.

(4) A pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint, a 2010. évben az új Országgyűlés megalakulásának napját magában foglaló negyedév utolsó napjáig terjedően időarányosan részesülnek támogatásban az e célra fordítható keretből (I. Országgyűlés fejezet, 8. cím).

(5) A (4) bekezdésben foglaltak alapján a 2010. évi fel nem használt előirányzat – a Ptv. 9/A. §-ában foglaltaknak megfelelő – új elosztására a Kormány kap felhatalmazást.

(6) A nemzeti és etnikai kisebbségi szervezetek támogatására előirányzott keret (I. Országgyűlés fejezet, 6. cím) felhasználásáról – kijelölt bizottságának javaslata alapján – az Országgyűlés dönt.

HETEDIK FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

55. § (1) A Kormány a 2010. évben együttesen 120 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben megállapított keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) Az Áht. 33. §-a (1) bekezdésének b) pontja alapján a nemzetközi fejlesztési intézményektől felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

56. § Az Áht. 33/B. §-a alapján a 2010. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg a 360 000,0 millió forintot.

57. § (1) A Magyar Fejlesztési Bank Zrt. (a továbbiakban: MFB Zrt.) forrásszerzés céljából felvett éven túli lejáratú hiteleinek, kölcsöneinek valamint kötvénykibocsátásainak együttes állománya a 2010. év folyamán legfeljebb 1 400 000,0 millió forint lehet.

(2) A Kormány határozata alapján az MFB Zrt. által nyújtott hitelfinanszírozásból származó, valamint harmadik fél javára vállalt készfizető kezességből és bankgaranciából származó kötelezettségek együttes állománya a 2010. év folyamán legfeljebb 400 000,0 millió forint lehet.

(3) Az MFB Zrt. által forrásszerzés céljából felvett – euróban meghatározott – éven túli lejáratú hitelekhez és kölcsönökhöz, valamint kibocsátott kötvényekhez kapcsolódóan a Kormány által vállalható árfolyam fedezeti megállapodás által fedezett források forintban számított együttes állománya a 2010. év folyamán legfeljebb 1 400 000,0 millió forint lehet.

(4) Az (1)–(3) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

(5) A (2) bekezdés alapján vállalt kezesség után a Magyar Állam javára kezességvállalási díjat kell felszámítani, melynek során a Kormány határozatán alapuló egyedi állami kezességvállalásra vonatkozó, az Áht. 33. § (7) bekezdésében meghatározott díj-megállapítási szabályok alkalmazandók.

58. § (1) A Magyar Export-Import Bank Zrt. által forrásszerzés céljából kül- és belföldi hitelintézetektől elfogadott betétek és felvett hitelek, valamint kibocsátott kötvények együttes állománya 2010. december 31-én legfeljebb 320 000,0 millió forint lehet.

(2) A Magyar Export-Import Bank Zrt. által a Magyar Állam készfizető kezessége mellett vállalható export-hitel garanciaügyletek állománya 2010. december 31-én legfeljebb 40 000,0 millió forint lehet.

(3) A Magyar Export-Import Bank Zrt. által a Magyar Állam készfizető kezessége mellett vállalható egyéb export célú garanciaügyletek állománya 2010. december 31-én legfeljebb 40 000,0 millió forint lehet.

(4) A Magyar Exporthitel Biztosító Zrt. által a Magyar Állam készfizető kezessége mellett vállalható biztosítási és viszontbiztosításból eredő kötelezettségek állománya 2010. december 31-én legfeljebb 500 000,0 millió forint lehet.

(5) Az (1)–(4) bekezdésben megállapított kereteket a tényleges állományok az év egyetlen napján sem haladhatják meg.

59. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdések szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 70%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával a kis- és középvállalkozások, valamint a munkavállalói résztulajdonosi program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló 1992. évi XLIV. törvény alapján – létrejövő szervezetek (e §-ban a továbbiakban: vállalkozások) legfeljebb 25 év lejáratú hitel, illetve kölcsönszerződésből, bankgarancia-szerződésből, és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló 2001. évi CXX. törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2010. december 31-én nem haladhatja meg az 550 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén a társaság köteles minden szükséges jogcselekményt megtenni a vállalkozással szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, akkor a biztosító intézet térítése behajtási bevételnek minősül és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, valamint az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani és az éves beszámoló kiegészítő mellékletében bemutatni.

(10) A Garantiqa Hitelgarancia Zrt. állami viszontgarancia nélkül, saját kockázatra is vállalhat készfizető kezességet.

60. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (a továbbiakban e §-ban: Alapítvány) által vállalt készfizető kezesség mögött – külön jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdések szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 70%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, illetve kölcsönszerződésből, bankgarancia-szerződésből, valamint termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet, azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódóhat.

(5) A készfizető kezesi szerződés jogosultja lehet:

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2010. december 31-én nem haladhatja meg a 120 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti viszontgaranciával vállalt készfizető kezesség érvényesítése esetén az Alapítvány köteles minden szükséges jogcselekményt megtenni a rá átszálló követelés behajtására. Az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összeg 70%-a a központi költségvetést illeti meg.

(8) Az Alapítvány állami viszontgarancia nélkül, saját kockázatára is vállalhat készfizető kezességet.

61. § A Magyar Állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, illetve kötvénykibocsátásaiból erednek. Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie. A Diákhitel Központ Zrt. éves finanszírozási tervét a pénzügyminiszter hagyja jóvá.

62. § (1) Amennyiben az Államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – a 63. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel e törvény 1. számú mellékletében, azt a XXII. Pénzügyminisztérium fejezet 18. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az Áht. 113/A. § (2) bekezdés k) pontja alapján fizetendő díjat a XXII. Pénzügyminisztérium fejezet, 17. Egyéb költségvetési kiadások cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésekben szereplő kiadások összegével a fejezet tervezett kiadása túlléphető.

63. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e §-ban a továbbiakban: MV Zrt.) által – külön jogszabályban meghatározott feltételek mellett – vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(5) bekezdésben foglaltak szerint a Magyar Állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 10 év lejáratú hitelszerződéseiből eredő kötelezettségek legfeljebb 85%-áig vállalhat készfizető kezességet, illetve garanciát.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség, illetve garancia állománya 2010. december 31-én nem haladhatja meg a 150 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoport, a 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoport terhére kell teljesíteni.

(5) Amennyiben a (4) bekezdésben szereplő előirányzatok a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendőek, úgy a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdések szerinti kezesség-, illetve garancia érvényesítésből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

NYOLCADIK FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

64. § (1) Az I. Országgyűlés fejezeten belül az Országgyűlés Hivatala gazdasági főigazgatójának, a X. Miniszterelnökség fejezeten belül a Miniszterelnöki Hivatalt vezető miniszternek, a XXII. Pénzügyminisztérium fejezeten belül a pénzügyminiszternek – mint a fejezetet irányító szerv vezetőjének – tervezési, előirányzat-módosítási – felhasználási, beszámolási, információszolgáltatási, ellenőrzési kötelezettsége és joga nem terjed ki az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím, a 6–17. címben megjelölt támogatások, és 19. cím Költségvetési Tanács, a X. Miniszterelnökség fejezet, 11. Polgári Nemzetbiztonsági Szolgálatok cím, illetőleg a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím, és 14. Kormányzati Ellenőrzési Hivatal cím előirányzataira.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket az I. Országgyűlés fejezet, 5. Közbeszerzések Tanácsa cím felett a Tanács elnöke, a 19. Költségvetési Tanács cím felett a köztársasági elnök által jelölt tag, a X. Miniszterelnökség fejezet, 11. Polgári Nemzetbiztonsági Szolgálatok cím felett a polgári nemzetbiztonsági szolgálatokat irányító tárca nélküli miniszter, a XXII. Pénzügyminisztérium fejezet, 13. Pénzügyi Szervezetek Állami Felügyelete cím felett a Felügyeleti Tanács elnöke, a 14. Kormányzati Ellenőrzési Hivatal cím esetében a szervezet elnöke látja el.

(3) A kormányhivatalok tekintetében az (1) bekezdésben megjelölt jogokat és kötelezettségeket a hivatal vezetője gyakorolja.

(4) A VI. Bíróságok fejezetnél a fejezetet irányító szerv vezetője az Országos Igazságszolgáltatási Tanács elnöke.

(5) A IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet esetében az önkormányzati miniszter, a XLII. A központi költségvetés fő bevételei fejezet és a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet esetében a pénzügyminiszter gyakorolja az (1) bekezdésben megjelölt jogokat és kötelezettségeket.

(6) A XIX. Uniós fejlesztések fejezet tekintetében a fejezetet irányító szerv vezetőjének az (1) bekezdésben megjelölt jogait és kötelezettségeit a Nemzeti Fejlesztési Ügynökség elnöke, szabályozási jogait és kötelezettségeit a nemzeti fejlesztési és gazdasági miniszter gyakorolja.

(7) Az I. Országgyűlés fejezet 6–17. címeiben, a X. Miniszterelnökség fejezet 20. címében, a XX. Oktatási és Kulturális Minisztérium 15. címében, a XXVI. Szociális és Munkaügyi Minisztérium fejezet 20–21. címeiben megjelölt támogatások folyósításáról a Pénzügyminisztérium gondoskodik.

65. § (1) A teljes, 24 040,1 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható 2010. évben a Svájci–Magyar Együttműködési Program által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Nemzeti Stratégiai Referencia Keret (a továbbiakban: NSRK) forrásaiból finanszírozott programok, projektek esetén a 11. számú mellékletben a 2007–2011. évekre – a Közlekedés Operatív Program, a Társadalmi Infrastruktúra Operatív Program és a Környezet és energia Operatív Program keretében a 2007–2012. évekre – meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség

(3) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Új Magyarország Vidékfejlesztési Program (a továbbiakban: ÚMVP) forrásaiból finanszírozott programok, projektek esetén a 11. számú mellékletben a 2007–2012. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség. A kötelezettségvállalást a (4) bekezdésben foglaltakra tekintettel kell megtenni.

(4) Az ÚMVP keretében feltételhez nem kötött kötelezettségvállalást úgy lehet tenni, hogy az abból eredő kifizetés legkésőbb 2015. évben teljesülhet. A Tanács 1698/2005/EK rendelete hatálya alá tartozó, 2015. évet követően kiadással járó többéves kötelezettségvállalás csak akkor tehető, ha ennek feltétele, hogy a 2015. évet követő kiadások Európai Unió költségvetéséből finanszírozott részének fedezetéül szolgáló forrás az Európai Unió 2013. év utáni pénzügyi keretterveiben, illetve az éves költségvetéseiben rendelkezésre áll.

(5) Az Európai Bizottság és a Magyar Köztársaság Kormánya által elfogadott Halászati Operatív Program forrásaiból finanszírozott programok, projektek esetén a 11. számú mellékletben a 2007–2012. évekre meghatározott és még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség.

(6) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében a pénzügyminiszter egyetértésével az (1)–(3), illetve (5) bekezdésekben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség.

66. § Az Országgyűlés felhatalmazza a fejezetet irányító szerv vezetőjét, hogy ha olyan európai uniós támogatás kerül 2010-ben felhasználásra, amelyet a fejezet előirányzata nem tartalmaz, akkor új előirányzatot nyisson az európai uniós támogatás előirányzatára – bevételi és kiadási oldalon egyaránt – és a központi költségvetési forrást a fejezet előirányzatain belül átcsoportosítással biztosítsa. Az átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci-Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

67. § (1) Az Országgyűlés felhatalmazza a fejezetet irányító szerv vezetőjét, hogy az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében pótlólagosan szükséges, a vonatkozó fejezeti támogatási előirányzatot meghaladó központi költségvetési támogatást a fejezet előirányzatain belül átcsoportosítással biztosítsa, mely átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci–Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(2) Az Országgyűlés felhatalmazza a fejezetet irányító szerv vezetőjét, hogy amennyiben az európai uniós forrásokból – illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által – finanszírozott programokhoz, projektekhez a támogatásokat nyújtó fél a források folyósításával elmarad a pénzügyi megállapodásokban, közösségi jogszabályokban meghatározott ütemtervtől, vagy az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által nyújtott forrás egyéb okból nem áll rendelkezésre, akkor a szükséges forrást az adott költségvetési sor támogatási előirányzatából, ha az nem elegendő, úgy a fejezet előirányzatain belül átcsoportosítás útján biztosítsa. Az átcsoportosítás – a részben az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus, a Svájci–Magyar Együttműködési Program által finanszírozott programok, projektek előirányzatainak, valamint a XIX. Uniós fejlesztések fejezet, 2. cím, 7. alcím, 8. Állami költségvetési kedvezményezettek sajáterő támogatása jogcím-csoport előirányzatának kivételével – nem érinthet előirányzat-módosítási kötelezettség nélkül teljesülő előirányzatot.

(3) A költségvetési támogatás azon részét, amelynek kifizetése a (2) bekezdés alapján történt, az Európai Unió, illetve az EGT Finanszírozási Mechanizmus, a Norvég Finanszírozási Mechanizmus vagy a Svájci–Magyar Együttműködési Program által nyújtott forrás rendelkezésre állása után – amennyiben szükséges – vissza kell pótolni azon költségvetési előirányzatra, amely előirányzatról a megelőlegezett összeg korábban átcsoportosításra került.

68. § (1) Az európai uniós támogatások azon – a központi költségvetés által korábban megelőlegezett – részét, melyet az Európai Bizottság végső egyenleg kifizetés formájában térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(2) Az európai uniós támogatások azon, a központi költségvetésből – a XIX. Uniós fejlesztések fejezet kivételével – megelőlegezett részét, melyet az Európai Bizottság utólagos elszámolás alapján térít meg, a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(3) A Nemzeti Fejlesztési Terv, az I. Nemzeti Vidékfejlesztési Terv, az EQUAL valamint az Interreg programok 2010-ben elszámolásra kerülő európai uniós bevételeit a XLII. A központi költségvetés fő bevételei fejezetben kell elszámolni.

(4) Az európai uniós támogatások azon – a központi költségvetés által korábban megelőlegezett – részét, melyet az Európai Területi Együttműködési Programok projektjeinek előfinanszírozása céljából nem a XIX. Uniós fejlesztések fejezet előlegezett meg, az előleget rendelkezésre bocsátó fejezet bevételeként kell elszámolni.

69. § (1) A NIF Zrt. részére, az európai uniós és ahhoz kapcsolódó központi költségvetési forrás felhasználásával, érvényes támogatási szerződés alapján fizetendő támogatások általános forgalmi adó finanszírozására szolgáló részének teljesítéséhez a Kincstár a KESZ-ről kamatmentes hitelt nyújt.

(2) Az európai uniós és ahhoz kapcsolódó központi költségvetési forrásból megítélt támogatások kizárólag abban az esetben biztosíthatóak az (1) bekezdésben leírtak szerint, amennyiben a kifizetés időpontjában a NIF Zrt.-vel kötött támogatási szerződésben meghatározott célokra felhasználható uniós és hazai forrás nem áll rendelkezésre.

(3) A KESZ-hez kapcsolódó megelőlegezési számlákról tervezett hitel-igénybevételről a NIF Zrt.-nek a Pénzügyminisztérium és a Kincstár részére 2010. év vonatkozásában 2010. január 15-éig havi bontású finanszírozási tervet kell készítenie, melyet a rendelkezésre álló információk alapján minden negyedévet követő hónap 15-éig aktualizálni kell. A pénzügyminiszter jogosult a finanszírozási terv és a hitel-igénybevétel ütemezését módosítani.

(4) A KESZ-hez kapcsolódó megelőlegezési számlákról felvett hitelt a NIF Zrt. a támogatási szerződés alapján számára kiutalt, európai uniós és központi költségvetésből származó bevételeiből soron kívül törleszteni köteles.

70. § (1) A Tbj. 24. §-ának (2) bekezdése szerinti járulékfizetési felső határ egy naptári napra jutó összege 2010. évben 20 420 forint.

(2) A 2010. januárjában esedékes nyugdíjemelés meghatározásánál a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. §-a (1) bekezdésének a) pontja szerinti 4,1%-os fogyasztói árnövekedést kell figyelembe venni.

71. § A köztisztviselők jogállásáról szóló 1992. évi XXIII. törvény 43. §-ának (1) bekezdésében foglalt illetményalap 2010. évben 38 650 forint.

72. § (1) A Kjt.

a) 66. §-ának (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, valamint a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2010. évre a 12. számú melléklet tartalmazza;

b) 66/A. §-ának (2) bekezdése szerinti vezetői illetményalap a 2010. évben 120 000 forint;

c) 69. §-ában foglalt illetménypótlék számítási alapja a 2010. évben 20 000 forint.

(2) A Kjt. 77. §-ának (1) bekezdése szerinti feltételek fennállása esetén az Áht. 91. §-ának (1) bekezdése szerinti kereset-kiegészítés 2010. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik a közoktatásról szóló 1993. évi LXXIX. törvény 118. §-ának (10)–(12) bekezdésében szabályozott esetekre, továbbá az állami felsőoktatási intézményekre, valamint a központi költségvetési szervként működő kutatóközpontokra, kutatóintézetekre, a Magyar Tudományos Akadémiához tartozó kutatást kiegészítő akadémiai központi költségvetési szervekre.

73. § (1) A bírák jogállásáról és javadalmazásáról szóló 1997. évi LXVII. törvény 103. §-ának (2) bekezdése szerinti legalacsonyabb bírói alapilletmény – 1. fizetési fokozat – 2010. évben 356 000 forint.

(2) Az ügyészségi szolgálati viszonyról és az ügyészségi adatkezelésről szóló 1994. évi LXXX. törvény 46/D. §-ának (2) bekezdése szerinti legalacsonyabb ügyészi alapilletmény – 1. fizetési fokozat – 2010. évben 356 000 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. §-ának (3) bekezdése szerinti jogi segítői óradíj 2010. évben 3000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. §-ának (2) bekezdése szerinti kirendelt ügyvédi óradíj 2010. évben 3000 forint.

74. § (1) A Gyv. tv. 66/F. §-ának (2) bekezdése szerinti nevelőszülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2010. évben 15 000 forint/hó.

(2) A Gyv. tv. 66/L. §-ának (1) bekezdése szerinti hivatásos nevelőszülői díj legalacsonyabb összege a 2010. évben 135 000 forint/hó.

(3) A Gyv. tv. 20/A. §-ának (2) bekezdése szerinti pénzbeli támogatás esetenkénti összege 2010. évben gyermekenként 5800 forint.

(4) A Gyv. tv. 20/B. §-ának (5) bekezdése szerinti pótlék esetenkénti összege 2010. évben gyermekenként 8400 forint.

(5) A Szoctv. 38. §-ának (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége 2010. évben 450 forint.

(6) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. §-a (2) bekezdésének a) pontja szerinti első utalási összeg 42 500 forint, b) pontja szerinti második és harmadik utalási összeg 44 600–44 600 forint, ha a gyermek 2010. évben született.

(7) A Szoctv. 43/A. §-ának (4) bekezdésében meghatározott szakértői díj összege 2010. évben esetenként 20 000 forint.

75. § (1) A Közokt. tv. 118. §-ának (11) bekezdésében meghatározott, kiemelt munkavégzésért járó keresetkiegészítés számítási alapja 2010. évben 5250 forint/fő/hónap.

(2) A Közokt. tv. 19. §-ának (6) bekezdésében meghatározott, a pedagógusok szakkönyvvásárlásához kapcsolódó támogatásként 2010. évben 4000 forint/fő/év összeget kell a közoktatási intézményfenntartóknak biztosítani a Kormány által meghatározott feltételek szerint.

76. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. §-ának (1) bekezdése, a Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. Cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény (a továbbiakban: 1997. évi X. törvény) 2. §-ának (4) bekezdése, valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján az életjáradék összege 2010. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv., valamint a termőföld állam által életjáradék fizetése ellenében történő megszerzéséről szóló 210/2004. (VII. 9.) Korm. rendelet alapján a 2010. március 1-je után megállapított életjáradék mértékét az azok mellékletében megjelölt, de az (1) bekezdés szerinti mértékben növelt összegben kell meghatározni.

77. § (1) A Szoctv. 50/A. §-ának (8) bekezdése szerinti egyéni gyógyszerkeret havi összege 2010. évben 12 000 forint.

(2) A Szoctv. 50/A. §-ának (9) bekezdése szerinti eseti keret éves összege 2010. évben 6000 forint.

78. § (1) A Magyar Rádió Zrt., a Magyar Televízió Zrt. (a továbbiakban: MTV Zrt.) és a Duna Televízió Zrt. műsorterjesztési költségeire az I. Országgyűlés fejezet, 10–12. címek e célra elkülönített előirányzatai terhére teljesítendő támogatásokat a számlával igazolt fizetési kötelezettségekhez igazodóan – áfával növelt összegben – közvetlenül a műsorterjesztést végző szolgáltatónak kell folyósítani. A támogatás összegének meghatározásánál csak az állandó stúdióra és a fix telepítésű országos rendszerek igénybevételére vonatkozó szolgáltatások tekintendők műsorterjesztési költségnek, az alkalmi közvetítővonalak költségei még egyidejű sugárzás esetében sem. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(2) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

(3) Az (1) bekezdés szerinti műsorszolgáltató január 10-ig köteles tájékoztatni a Kincstárt a műsorterjesztést végző szolgáltatókról, valamint szolgáltatónként a tárgyévre szóló műsorterjesztési kötelezettségeinek várható összegéről. Amennyiben ezen adatokban változás történik, arról a műsorszolgáltatónak a Kincstárt 15 napon belül értesítenie kell.

(4) Amennyiben a Magyar Rádió Zrt., az MTV Zrt. és a Duna Televízió Zrt. műsorterjesztési költségeikben éves szinten, együttesen tényleges megtakarítást érnek el, melyet a Kincstár visszaigazol, az Országgyűlés felhatalmazza a Kormányt a megtakarított összeg felhasználására a közszolgálati műsorszolgáltatók szervezeti átalakításának, műszaki-technikai fejlesztéseinek támogatására. A megtakarított összeg mértéke meghatározásának és felhasználásának feltételeit a Kormány állapítja meg.

79. § A Paksi Atomerőmű Zrt. 2010. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 23 127,5 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

80. § (1) Az Országgyűlés a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 2. Vásárhelyi Terv továbbfejlesztése jogcím forrásait a program céljához kötődő területi szakmai követelmények alapján az Észak-Alföldi Regionális Fejlesztési Tanács döntési hatáskörébe utalja.

(2) Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt külön jogszabály szerint jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

(3) Az Üht. 19. §-a szerinti felügyeleti díj mértéke az üzemeltető részére kiosztott minden egyes kibocsátási egység után évi 5 forint.

(4) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti szénipari szerkezetátalakítási támogatás mértéke 0,23 Ft/kWh.

(5) A villamos energiáról szóló 2007. évi LXXXVI. törvény 147. §-ának (1) bekezdése szerinti külön jogszabályban meghatározott személyi kör részére a villamos energiaiparban fennálló vagy eltöltött munkaviszonnyal összefüggésben külön jogszabálynak megfelelően biztosított kedvezményes árú villamosenergia-ellátás támogatása 0,09 Ft/kWh.

81. § A XII. Földművelésügyi és Vidékfejlesztési Minisztérium fejezet, 10. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcím-csoport terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások kötelezettségvállalásait, a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2010. évet terhelő áthúzódó kötelezettségvállalásait. Ugyancsak a 10. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcím-csoport előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2010. évet terhelő kiadásait is.

82. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2010. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben megállapított keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

83. § A XIII. Honvédelmi Minisztérium fejezet költségvetésében jóváhagyott Hadfelszerelés-fejlesztési programokon tervezett 29 110,0 millió forint összegű előirányzat a 32. § (1) bekezdésében meghatározott bevételi előirányzatok együttesen legalább 102,0%-os teljesülése esetén, a Kormány – kormányhatározatban közzétett – döntésétől függően használható fel.

84. § (1) Az üzemben tartási díjnak a rádiózásról és televíziózásról szóló 1996. évi I. törvény (a továbbiakban: média tv.) 79. §-ának (2) bekezdése szerint megállapított összege a 2010. évre havi 967 forint.

(2) Az Országgyűlés felhatalmazza a Kormányt, hogy a média tv. 79. §-ának (1) bekezdése szerinti üzemben tartási díj 2010-re esedékes összegének megfizetését – a média tv. 80. §-ának (3) bekezdése szerinti fizetési kötelezettség összege 60%-ának kivételével – átvállalja.

(3) A Kormány – figyelemmel a média tv. 148. §-ának (1) bekezdésében foglaltakra – az esedékes üzemben tartási díjat az APEH – mint a média tv. 82/A. § szerinti megbízott – közreműködésével az átvállalással nem érintett üzemben tartási díj megfizetésére kötelezettektől beszedi és továbbítja a Műsorszolgáltatási Alapba. Az általa beszedett díjbevétel terhére az APEH 10% beszedési költséget számolhat el.

(4) A (2) bekezdés szerinti átvállalás havi összegének alapja a 2002. évi elvi díjbevétel (a 2001. évben ténylegesen beszedett díjbevétel 7%-kal megnövelt és 9,55% beszedési költséggel csökkentett összege, valamint a mentesítettek után 2002-ben térített díjátalány együttesen) egy tizenketted része. Ezt kell megnövelni az (1) bekezdésben foglalt díjösszegnek a 2002. évi üzemben tartási díj (havi 740 Ft) nagyságához viszonyított növekedése arányában.

(5) A Hungária Televízió Közalapítványnak a média tv. 60. §-a (2) bekezdésének a) pontja szerint felhasználható céltámogatása (I. Országgyűlés fejezet, 13. cím, 2. alcím) – elkülönített nyilvántartással, a cél szerinti felhasználást megállapítható módon – a Duna Televízió Zrt. közszolgálati műsorai gyártásához, közvetítési jog vásárlásához, műszaki-technikai fejlesztéséhez nyújtott hozzájárulás fedezetéül szolgál. A folyósított összegből az arányosítás alapján levonható áfának megfelelő összeget nem lehet támogatási bevételként elszámolni, azt állammal szembeni visszatérítési kötelezettségként kell nyilvántartani.

(6) Az állammal szembeni visszatérítési kötelezettségnek a tárgyévet megelőző év mérlegfordulónapi auditált állományát a tárgyév június 30-ig kell a költségvetés számára megfizetni.

85. § (1) Az Áht. 12/B. §-ának (2) bekezdése szerinti kifizetési keret a 2010. évben 238,4 milliárd forint. Az Áht. 12/B. §-ának (2) bekezdése alkalmazása során a következő évekre vonatkozó kifizetési keret megegyezik a 2010. évi kifizetési keretnek a többéves fizetési kötelezettséggel járó kötelezettségvállalások nettó jelenérték számításának módszertanáról, valamint az alkalmazandó diszkonttényezőről szóló 161/2005. (VIII. 16.) Korm. rendelet 1. §-ának (3) bekezdése alapján 2010. év első negyedévére meghatározott hazai inflációs előrejelzés szerint indexált összegével.

(2) Az Áht. 100/F. §-ának (2) bekezdése szerinti értékhatár a 2010. évben 100,0 millió forint.

(3) Az Áht. 100/F. §-ának (3) bekezdése szerinti értékhatár a 2010. évben 10,0 millió forint.

86. § A mozgóképről szóló 2004. évi II. törvény 13. §-ának (2) bekezdésében meghatározott gyártási költségvetési értékhatár a 2010. évben magyar filmalkotás esetén 271,0 millió forint, magyar részvételű koprodukciós filmalkotás esetén 509,0 millió forint.

87. § (1) A közbeszerzésekről szóló 2003. évi CXXIX. törvény (a továbbiakban: Kbt.) VI. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2010. január 1-jétől 2010. december 31-éig:

a) árubeszerzés esetében: 8,0 millió forint;

b) építési beruházás esetében: 15,0 millió forint;

c) építési koncesszió esetében: 100,0 millió forint;

d) szolgáltatás megrendelése esetében: 8,0 millió forint;

e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) A Kbt. VII. fejezete alkalmazásában a nemzeti közbeszerzési értékhatár 2010. január 1-jétől 2010. december 31-éig:

a) árubeszerzés esetében: 50,0 millió forint;

b) építési beruházás esetében: 100,0 millió forint;

c) szolgáltatás megrendelése esetében: 50,0 millió forint.

88. § Az Országgyűlés elengedi a Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulásnak (Várpalota, Berhida, Pétfürdő, Öskü, Ősi, Tés, Balatonalmádi) a Programban meghatározott beruházáshoz kapcsolódó 2010. év folyamán esedékes kölcsöntartozások 50%-át, azaz 73 053 898 forintot. Az elengedett összegek 2010 májusában: Várpalota: 40 276 048 forint, Berhida: 5 738 339 forint, Pétfürdő: 5 176 623 forint, Öskü: 3 568 318 forint, Ősi: 5 693 350 forint, Tés: 1 827 494 forint, Balatonalmádi: 10 773 726 forint.

KILENCEDIK FEJEZET
ZÁRÓ RENDELKEZÉSEK

89. § E törvény 2010. január 1-jén lép hatályba.

90. § E törvény 2013. december 31-én hatályát veszti.

91. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg:

a) a 6. § (1) bekezdés a)–b) pontjaiban, valamint a (4)–(5) bekezdésében meghatározott támogatás igénylési és elszámolási feltételeit,

b) az egyedi támogatások, költségtérítések, valamint az egyéb vállalati támogatások mértékét és felhasználási szabályait,

c) e törvény hatálybalépését követő egy hónapon belül a XV. Nemzeti Fejlesztési és Gazdasági Minisztérium fejezet, 25. cím, 4. alcím, 3. jogcím-csoport, 1. Központi fejlesztési feladatok jogcím, valamint 2. Vásárhelyi Terv továbbfejlesztése jogcím felhasználásának szabályait,

d) e törvény hatálybalépését követő egy hónapon belül a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet 11. Vis maior tartalék cím felhasználásának szabályait,

e) a 26. § (3) bekezdésben meghatározott előirányzat felhasználásának részletes szabályait,

f) a 27. §-ban meghatározott finanszírozási változás részletes szabályait,

g) a LXXII. Egészségbiztosítási Alap fejezet 1. cím, 7. alcím, 12. Egészségügyi finanszírozás váltással kapcsolatos bevétel fizetésének részletes szabályait.

(2) Felhatalmazást kap az önkormányzati miniszter, hogy – a pénzügyminiszterrel egyetértésben – a 31. § (1) bekezdés szerint létrehozott új előirányzat igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályairól rendeletet alkosson.

Sólyom László s. k.,
köztársasági elnök

Dr. Katona Béla s. k.,
az Országgyűlés elnöke

1. számú melléklet a 2009. évi CXXX. törvényhez

Millió forintban

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						20010. évi előirányzat		
						I. ORSZÁGGYŰLÉS								
1						Országgyűlés Hivatala								
	1						Országgyűlés hivatali szervei							16 441,3
				1						Működési költségvetés			460,0	
					1						Személyi juttatások	9 480,4		
					2						Munkaadókat terhelő járulékok	2 331,9		
					3						Dologi kiadások	3 425,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	413,5		
					2						Felújítás	1 250,0		
2						Állambiztonsági Szolgálatok Történeti Levéltára								682,7
				1						Működési költségvetés			5,0	
					1						Személyi juttatások	418,0		
					2						Munkaadókat terhelő járulékok	103,9		
					3						Dologi kiadások	153,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	12,7		
4						Fejezeti kezelésű előirányzatok								
	2						Nemzetközi tagdíjak							22,0
				1						Működési költségvetés				
					3						Dologi kiadások	22,0		
	4						A Kárpát-medencei Magyar Képviselők Fóruma							100,8
				1						Működési költségvetés				
					3						Dologi kiadások	18,8		
					5						Egyéb működési célú támogatások, kiadások	82,0		
	6						Képviselőtestület váltásával kapcsolatos kiadások							3 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 939,5		
					2						Munkaadókat terhelő járulékok	490,5		
					3						Dologi kiadások	150,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	285,0		
					2						Felújítás	135,0		
											1–4. cím összesen:	*20 711,8*	*465,0*	*20 246,8*
5						Közbeszerzések Tanácsa								
	1						Közbeszerzések Tanácsa							158,3
				1						Működési költségvetés			1 649,6	
					1						Személyi juttatások	676,6		
					2						Munkaadókat terhelő járulékok	189,8		
					3						Dologi kiadások	896,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	33,5		
					2						Felújítás	11,2		
											5. cím összesen:	*1 807,9*	*1 649,6*	*158,3*
6						Nemzeti és etnikai kisebbségi szervezetek támogatása						110,0		
7						Pártok támogatása								
	1						Országos listán mandátumot szerzett pártok támogatása							
		1						Magyar Szocialista Párt				953,7		
		2						FIDESZ – Magyar Polgári Szövetség				833,2		
		3						SZDSZ – A magyar liberális párt				261,1		
		4						Magyar Demokrata Fórum				227,6		
		5						Kereszténydemokrata Néppárt				235,4		
	2						Országos listán mandátumot nem szerzett pártok támogatása							
		4						MIÉP – Jobbik a harmadik út				37,9		
8						Pártalapítványok támogatása								
	1						Táncsics Mihály Alapítvány					545,0		
	2						Szövetség a Polgári Magyarországért Alapítvány					465,5		
	3						Antall József Alapítvány					66,0		
	4						Szabó Miklós Tudományos, Ismeretterjesztő, Kutatási és Oktatási Szabadelvű Alapítvány					88,2		
	5						Barankovics István Alapítvány					71,2		
	7						Magyar Igazságért, a Jobb Magyarországért Alapítvány					25,0		
											6–8. cím összesen:	*3 919,8*		
10						Magyar Rádió támogatása								
	1						Magyar Rádió Zrt. műsorterjesztési költségeire					6 101,0		
	2						Magyar Rádió művészeti együtteseinek támogatására					1 000,0		
11						Magyar Televízió támogatása								
	1						Magyar Televízió Zrt. műsorterjesztési költségeire					7 803,4		
12						Duna Televízió támogatása								
	1						Duna Televízió Zrt. műsorterjesztési költségeire					2 034,4		
13						Média közalapítványok támogatása								
	2						Hungária Televízió Közalapítvány támogatása					2 345,5		
14						Magyar Távirati Iroda Zrt. támogatása								
	1						Közszolgálati feladatokra					2 580,0		
	2						A határon túli magyar sajtó hírellátására					80,0		
	3						A 2010. évi országgyűlési és önkormányzati választások időszakában történő tájékoztatási többletfeladatokra					110,0		
	6						Szerkesztőségi rendszer fejlesztése és elnöki stratégiai elképzelések					160,0		
15						Üzemben tartási díj pótlása						24 936,7		
											10–15. cím összesen:	*47 151,0*		
16						Országos kisebbségi önkormányzatok támogatása								
	1						Bolgár Országos Önkormányzat					37,5		
	2						Magyarországi Görögök Országos Önkormányzata					36,5		
	3						Országos Horvát Önkormányzat					92,4		
	4						Magyarországi Németek Országos Önkormányzata					181,4		
	5						Magyarországi Románok Országos Önkormányzata					52,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
	6						Országos Cigány Önkormányzat					235,3		
	7						Országos Lengyel Kisebbségi Önkormányzat					36,5		
	8						Országos Örmény Önkormányzat					36,5		
	9						Országos Szlovák Önkormányzat					93,2		
	10						Országos Szlovén Önkormányzat					41,6		
	11						Szerb Országos Önkormányzat					49,6		
	12						Országos Ruszin Kisebbségi Önkormányzat					29,8		
	13						Ukrán Országos Önkormányzat					29,8		
17						Országos kisebbségi önkormányzatok által fenntartott intézmények támogatása								
	1						Bolgár Országos Önkormányzat által fenntartott intézmények támogatása					19,2		
	2						Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása					12,5		
	3						Országos Horvát Önkormányzat által fenntartott intézmények támogatása					51,5		
	4						Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása					73,2		
	5						Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása					17,2		
	6						Országos Cigány Önkormányzat által fenntartott intézmények támogatása					78,6		
	7						Országos Lengyel Kisebbségi Önkormányzat által fenntartott intézmények támogatása					14,6		
	8						Országos Örmény Önkormányzat által fenntartott intézmények támogatása					7,0		
	9						Országos Szlovák Önkormányzat által fenntartott intézmények támogatása					105,8		
	10						Országos Szlovén Önkormányzat által fenntartott intézmények támogatása					16,9		
	11						Szerb Országos Önkormányzat által fenntartott intézmények támogatása					32,2		
	12						Országos Ruszin Kisebbségi Önkormányzat által fenntartott intézmények támogatása					7,8		
	13						Ukrán Országos Önkormányzat által fenntartott intézmények támogatása					8,0		
											16–17. cím összesen:	*1 397,5*		
19						Költségvetési Tanács								
	1						Költségvetési Tanács Titkársága							900,0
				1						Működési költségvetés				
					1						Személyi juttatások	459,0		
					2						Munkaadókat terhelő járulékok	123,0		
					3						Dologi kiadások	255,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	63,0		
											19. cím összesen:	*900,0*		*900,0*
											I. fejezet összesen:	*75 888,0*	*2 114,6*	*21 305,1*

II. KÖZTÁRSASÁGI ELNÖKSÉG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Köztársasági Elnöki Hivatal								1 493,1
				1						Működési költségvetés				
					1						Személyi juttatások	575,7		
					2						Munkaadókat terhelő járulékok	157,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	337,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	417,1		
					2						Felújítás	3,0		
				3						Kölcsönök		2,0		
2						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Állami kitüntetések						282,1
				1						Működési költségvetés				
					1						Személyi juttatások	239,4		
					2						Munkaadókat terhelő járulékok	0,2		
					3						Dologi kiadások	42,5		
	3						Fejezeti tartalék					27,2		27,2
											II. fejezet összesen:	*1 802,4*		*1 802,4*

III. ALKOTMÁNYBÍRÓSÁG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Alkotmánybíróság								1 330,0
				1						Működési költségvetés				
					1						Személyi juttatások	863,4		
					2						Munkaadókat terhelő járulékok	234,6		
					3						Dologi kiadások	230,5		
				2						Felhalmozási költségvetés				
					2						Felújítás	1,5		
											III. fejezet összesen:	*1 330,0*		*1 330,0*

IV. ORSZÁGGYŰLÉSI BIZTOSOK HIVATALA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Országgyűlési Biztosok Hivatala								1 584,9
				1						Működési költségvetés				
					1						Személyi juttatások	1 013,9		
					2						Munkaadókat terhelő járulékok	280,7		
					3						Dologi kiadások	259,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	31,3		
											IV. fejezet összesen:	*1 584,9*		*1 584,9*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás

V. ÁLLAMI SZÁMVEVŐSZÉK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Állami Számvevőszék								6 611,2
				1						Működési költségvetés			18,0	
					1						Személyi juttatások	4 459,1		
					2						Munkaadókat terhelő járulékok	1 144,3		
					3						Dologi kiadások	941,5		
				2						Felhalmozási költségvetés			2,0	
					1						Intézményi beruházási kiadások	72,6		
					2						Felújítás	13,7		
											V. fejezet összesen:	*6 631,2*	*20,0*	*6 611,2*

VI. BÍRÓSÁGOK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Bíróságok								63 016,0
				1						Működési költségvetés			5 526,6	
					1						Személyi juttatások	46 474,8		
					2						Munkaadókat terhelő járulékok	11 376,4		
					3						Dologi kiadások	10 246,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	245,2		
					2						Felújítás	200,0		
2						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		1						Igazságszolgáltatás beruházásai						943,6
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	943,6		
	4						Nemzetközi tagdíjak és európai uniós befizetések							
		1						Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások						4,3
				1						Működési költségvetés				
					3						Dologi kiadások	4,3		
	6						Kincstári számlavezetési díj kiadásai							0,3
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
	7						Nemzeti Fejlesztési Terv végrehajtása							116,0
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	66,0		
	8						Fővárosi és Pest Megyei Bíróságon felhalmozódott ügyhátralék kezelése							735,5
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	423,8		
					2						Munkaadókat terhelő járulékok	114,3		
					3						Dologi kiadások	197,4		
	16						Fejezeti tartalék					100,0		100,0
											VI. fejezet összesen:	*70 442,3*	*5 526,6*	*64 915,7*

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Ügyészségek								28 393,0
				1						Működési költségvetés			40,0	
					1						Személyi juttatások	19 179,0		
					2						Munkaadókat terhelő járulékok	5 012,0		
					3						Dologi kiadások	3 076,0		
					5						Egyéb működési célú támogatások, kiadások	5,0		
				2						Felhalmozási költségvetés			5,0	
					1						Intézményi beruházási kiadások	1 121,0		
					2						Felújítás	30,0		
					3						Egyéb intézményi felhalmozási kiadások	15,0		
				3						Kölcsönök		39,0	39,0	
3						Fejezeti kezelésű előirányzatok								
	2						Nemzetközi szervezetekben való részvétellel kapcsolatos kötelezettségek							1,3
				1						Működési költségvetés				
					3						Dologi kiadások	1,3		
	3						EU tagságból eredő feladatok							24,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	1,5		
					3						Dologi kiadások	12,5		
	4						Jogerősen megállapított kártérítések célelőirányzata							30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
											VIII. fejezet összesen:	*28 532,3*	*84,0*	*28 448,3*

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						A települési önkormányzatot megillető, a településre kimutatott személyi jövedelemadó						135 888,4		
2						A megyei önkormányzatok személyi jövedelemadó-részesedése						5 633,4		
3						A települési önkormányzatok jövedelemdifferenciálódásának mérséklése						96 504,2		
4						Normatív hozzájárulások								
	1						Települési önkormányzatok üzemeltetési, igazgatási, sport- és kulturális feladatai					22 845,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2010. évi előirányzat		
	2						Körzeti igazgatás					7 625,7		
	3						Körjegyzőség működése					4 099,2		
	4						Megyei, fővárosi önkormányzatok igazgatási, sport- és kulturális feladatai					5 383,6		
	5						Lakott külterülettel kapcsolatos feladatok					799,2		
	6						Lakossági települési folyékony hulladék ártalmatlanítása					129,9		
	7						A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai					4 923,5		
	8						Üdülőhelyi feladatok					4 993,3		
	9						Területi gyermekvédelmi szakszolgálat működtetése					1 211,7		
	10						Pénzbeli szociális juttatások					69 391,6		
	11						Szociális és gyermekjóléti alapszolgáltatás feladatai					37 745,6		
	12						Szociális és gyermekvédelmi bentlakásos és átmeneti intézményi ellátások					52 273,6		
	13						Közoktatási hozzájárulások					373 584,6		
5						Központosított előirányzatok						124 073,0		
6						A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások						11 650,0		
7						Helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása						11 885,4		
8						Normatív, kötött felhasználású támogatások								
	1						Kiegészítő támogatás egyes közoktatási feladatokhoz					3 470,1		
	2						Egyes szociális feladatok támogatása					113 741,4		
	3						A többcélú kistérségi társulások támogatása					29 459,2		
	4						A helyi önkormányzati hivatásos tűzoltóságok támogatása					35 069,1		
10						Címzett és céltámogatások						950,0		
11						Vis maior tartalék						1 100,0		
12						Budapest 4-es – Budapest Kelenföldi pályaudvar-Bosnyák tér közötti – metróvonal építésének támogatása						10 000,0		
											IX. fejezet összesen:	*1 164 431,6*		

X. MINISZTERELNÖKSÉG

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Miniszterelnöki Hivatal								
	1						Miniszterelnöki Hivatal igazgatás							5 946,8
				1						Működési költségvetés			0,5	
					1						Személyi juttatások	4 513,7		
					2						Munkaadókat terhelő járulékok	1 174,7		
					3						Dologi kiadások	255,4		
					5						Egyéb működési célú támogatások, kiadások	3,5		
				3						Kölcsönök		3,0	3,0	
	2						Központi Szolgáltatási Főigazgatóság							12 370,8
				1						Működési költségvetés			1 713,1	
					1						Személyi juttatások	2 908,7		
					2						Munkaadókat terhelő járulékok	795,5		
					3						Dologi kiadások	8 707,0		
					5						Egyéb működési célú támogatások, kiadások	729,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	898,5		
					2						Felújítás	40,2		
				3						Kölcsönök		5,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
2						Kormányzati Személyügyi, Szolgáltató és Közigazgatási Képzési Központ								
				1						Működési költségvetés			100,0	656,8
					1						Személyi juttatások	461,7		
					2						Munkaadókat terhelő járulékok	111,3		
					3						Dologi kiadások	157,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	26,0		
3						Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal								
				1						Működési költségvetés			18 894,2	17 356,4
					1						Személyi juttatások	2 688,4		
					2						Munkaadókat terhelő járulékok	726,4		
					3						Dologi kiadások	32 056,7		
					5						Egyéb működési célú támogatások, kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	614,5		
					2						Felújítás	156,6		
				3						Kölcsönök	5,0		
4						Nemzeti Információs Infrastruktúra Fejlesztési Intézet								
				1						Működési költségvetés			513,3	1 000,0
					1						Személyi juttatások	341,6		
					2						Munkaadókat terhelő járulékok	87,8		
					3						Dologi kiadások	1 083,9		
6						Szülőföld Alap Iroda								
				1						Működési költségvetés			158,4	
					1						Személyi juttatások	81,0		
					2						Munkaadókat terhelő járulékok	24,5		
					3						Dologi kiadások	52,9		
8						ECOSTAT Kormányzati Gazdaság- és Társadalom-stratégiai Kutató Intézet								
				1						Működési költségvetés			70,0	286,9
					1						Személyi juttatások	220,0		
					2						Munkaadókat terhelő járulékok	60,1		
					3						Dologi kiadások	76,8		
9						Fejezeti kezelésű előirányzatok								
	2						Célelőirányzatok							
		1						Központilag kezelt fejezeti feladatok						
				1						Működési költségvetés				302,8
					1						Személyi juttatások	241,7		
					2						Munkaadókat terhelő járulékok	48,9		
					3						Dologi kiadások	12,2		
		4						„Legyen jobb a gyermekeknek” nemzeti stratégia monitoringja és kapcsolódó feladatok támogatása						
				1						Működési költségvetés				80,0
					1						Személyi juttatások	19,1		
					2						Munkaadókat terhelő járulékok	4,8		
					3						Dologi kiadások	16,5		
					5						Egyéb működési célú támogatások, kiadások	39,6		
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása						
				1						Működési költségvetés				653,8
					1						Személyi juttatások	14,0		
					2						Munkaadókat terhelő járulékok	3,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	636,2		
		8						Lakossági tájékoztatáshoz kapcsolódó kiadások						395,6
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	4,9		
					3						Dologi kiadások	370,7		
		11						Nemzetközi tagdíjak						41,7
				1						Működési költségvetés				
					3						Dologi kiadások	41,7		
		13						Kormányzati személyügyi feladatok támogatása						15,0
				1						Működési költségvetés				
					1						Személyi juttatások	12,1		
					2						Munkaadókat terhelő járulékok	2,9		
		16						EXPO 2010 Világkiállításon való részvétel előkészítése						2 439,0
				1						Működési költségvetés				
					1						Személyi juttatások	70,0		
					2						Munkaadókat terhelő járulékok	20,1		
					3						Dologi kiadások	2 348,9		
		24						Kormányzati igazgatással kapcsolatos feladatok támogatása						377,7
				1						Működési költségvetés				
					1						Személyi juttatások	140,0		
					2						Munkaadókat terhelő járulékok	34,0		
					3						Dologi kiadások	203,7		
		25						Kisebbségpolitikai tevékenység támogatása						300,0
				1						Működési költségvetés				
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	2,4		
					3						Dologi kiadások	7,3		
					5						Egyéb működési célú támogatások, kiadások	275,3		
	3						Államháztartáson kívüli szervezetek támogatása							
		1						Európai Összehasonlító Kisebbségkutatások Közalapítvány						69,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	69,0		
		2						Puskás Tivadar Közalapítvány						146,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	146,1		
		3						Magyarországi Nemzeti Etnikai Kisebbségekért Közalapítvány támogatása						370,1
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
					5						Egyéb működési célú támogatások, kiadások	369,8		
		10						Egyéb civil és non-profit szervezetek támogatása						158,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	158,0		
	4						Határon túli magyarok programjainak támogatása							
		1						Határon túli magyarok oktatási programjainak támogatása						1 203,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,0		
					2						Munkaadókat terhelő járulékok	9,0		
					3						Dologi kiadások	101,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	967,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	92,0		
		2						Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása						3 475,3
				1						Működési költségvetés				
					1						Személyi juttatások	37,0		
					2						Munkaadókat terhelő járulékok	10,0		
					3						Dologi kiadások	250,0		
					5						Egyéb működési célú támogatások, kiadások	3 178,3		
		3						Nemzetpolitikai tevékenység támogatása						2 207,1
				1						Működési költségvetés				
					1						Személyi juttatások	26,0		
					2						Munkaadókat terhelő járulékok	7,0		
					3						Dologi kiadások	13,1		
					5						Egyéb működési célú támogatások, kiadások	2 161,0		
		4						A magyar–magyar kapcsolattartás és az együttműködést szolgáló intézmények erősítése						662,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	662,4		
	5						Informatikai feladatok támogatása							
		2						Kormányzati informatikai rendszerek és a közháló alapszolgáltatásainak biztosítása						5 436,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	5 311,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
		3						Információs társadalom kiteljesítése és egyéb kapcsolódó feladatok támogatása						1 616,3
				1						Működési költségvetés				
					3						Dologi kiadások	850,0		
					5						Egyéb működési célú támogatások, kiadások	766,3		
		9						Készenléti rendszer (EDR) üzemeltetése és kapcsolódó kiadások támogatása						8 966,5
				1						Működési költségvetés				
					3						Dologi kiadások	8 966,5		
	7						Fejezeti tartalék							
		1						Fejezeti általános tartalék				273,0		273,0
											1–9. cím összesen:	*88 258,6*	*21 452,5*	*66 806,1*
11						Polgári Nemzetbiztonsági Szolgálatok								
	1						Nemzetbiztonsági Hivatal							8 082,3
				1						Működési költségvetés			27,4	
					1						Személyi juttatások	4 932,0		
					2						Munkaadókat terhelő járulékok	1 373,6		
					3						Dologi kiadások	955,5		
					5						Egyéb működési célú támogatások, kiadások	793,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	55,5		
				3						Kölcsönök		20,0	20,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	2						Információs Hivatal							6 657,8
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	3 482,8		
					2						Munkaadókat terhelő járulékok	940,1		
					3						Dologi kiadások	1 617,8		
					5						Egyéb működési célú támogatások, kiadások	436,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	200,6		
					2						Felújítás	18,4		
					5						Lakástámogatás	11,6		
				3						Kölcsönök		3,8	3,8	
	3						Nemzetbiztonsági Szakszolgálat							15 492,4
				1						Működési költségvetés			147,6	
					1						Személyi juttatások	9 556,1		
					2						Munkaadókat terhelő járulékok	2 492,5		
					3						Dologi kiadások	2 197,1		
					5						Egyéb működési célú támogatások, kiadások	1 068,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	305,0		
					5						Lakástámogatás	20,9		
				3						Kölcsönök		23,0	23,0	
	4						Szervezett Bűnözés Elleni Koordinációs Központ							204,6
				1						Működési költségvetés				
					1						Személyi juttatások	89,1		
					2						Munkaadókat terhelő járulékok	25,5		
					3						Dologi kiadások	72,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	18,0		
	5						Fejezeti tartalék							
		1						Fejezeti általános tartalék				30,4		30,4
											11. cím összesen:	*30 739,3*	*271,8*	*30 467,5*
12						Alapok támogatása								
	1						Szülőföld Alap támogatása							
		1						Adomány-kiegészítés				6,0		
		2						Eseti támogatás				594,0		
13						K-600 hírrendszer működtetésére						55,0		
14						Települési és területi kisebbségi önkormányzatok támogatása						1 520,0		
20						Tartalékok								
	1						Költségvetés általános tartaléka					57 278,1		
	2						Céltartalékok							
		1						Különféle kifizetések				33 000,0		
	3						Stabilitási tartalék					98 600,0		
											X. fejezet összesen:	*310 051,0*	*21 724,3*	*97 273,6*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		

XI. ÖNKORMÁNYZATI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Önkormányzati Minisztérium igazgatása								2 906,3
				1						Működési költségvetés			20,5	
					1						Személyi juttatások	1 986,6		
					2						Munkaadókat terhelő járulékok	461,2		
					3						Dologi kiadások	479,0		
5						Regionális Államigazgatási Hivatalok								7 166,7
				1						Működési költségvetés			529,6	
					1						Személyi juttatások	5 190,4		
					2						Munkaadókat terhelő járulékok	1 362,4		
					3						Dologi kiadások	1 128,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,9		
					2						Felújítás	4,7		
7						Országos Katasztrófavédelmi Főigazgatóság								9 560,2
				1						Működési költségvetés			385,9	
					1						Személyi juttatások	6 379,5		
					2						Munkaadókat terhelő járulékok	1 709,7		
					3						Dologi kiadások	922,0		
					5						Egyéb működési célú támogatások, kiadások	15,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	808,2		
					2						Felújítás	111,7		
11						Nemzeti Utánpótlás-nevelési és Sportszolgáltató Intézet								3 267,9
				1						Működési költségvetés			1 606,0	
					1						Személyi juttatások	1 715,3		
					2						Munkaadókat terhelő járulékok	486,7		
					3						Dologi kiadások	2 671,9		
12						Fejezeti kezelésű előirányzatok								
	1						Célelőirányzatok							
		4						Lakásügy						
			3						Lakóépületek és környezetük felújításának támogatása					11 090,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	250,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	10 835,0		
			5						Lakbértámogatás					24,0
				1						Működési költségvetés				
					3						Dologi kiadások	4,0		
					5						Egyéb működési célú támogatások, kiadások	20,0		
		5						Turisztikai célelőirányzat						5 603,4
				1						Működési költségvetés				
					3						Dologi kiadások	140,0		
					5						Egyéb működési célú támogatások, kiadások	5 464,4		
				3						Kölcsönök			1,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		
	6						Beruházások							
		2						Lakástámogatás						30,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	30,0		
	14						Nemzetközi kötelezettségek teljesítése							51,4
				1						Működési költségvetés				
					3						Dologi kiadások	51,4		
	20						Ágazati célfeladatok							
		1						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						1 619,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 619,0		
		2						Kincstári tranzakciós díj elszámolása						36,2
				1						Működési költségvetés				
					3						Dologi kiadások	36,2		
		3						Tűzvédelmi bírság és a biztosítók tűzvédelmi hozzájárulása						
				1						Működési költségvetés			800,0	
					5						Egyéb működési célú támogatások, kiadások	800,0		
				2						Felhalmozási költségvetés			4 200,0	
					3						Egyéb intézményi felhalmozási kiadások	4 200,0		
		6						Magyar Polgári Védelmi Szövetség támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		7						Önkéntes tűzoltóegyesületek támogatása						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		9						Szakszervezetek támogatása						7,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	7,5		
		12						Magyar Tűzoltó Szövetség támogatása						22,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	22,5		
		13						Létesítményi és Önkéntes Tűzoltóságok Országos Szövetségének támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		82						A hét önkormányzati érdekszövetség működésének támogatása						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		92						Központi informatikai kötelezettségek finanszírozása						140,5
				1						Működési költségvetés				
					3						Dologi kiadások	140,5		
		93						Hivatásos állomány életbiztosítása						36,0
				1						Működési költségvetés				
					1						Személyi juttatások	36,0		
		95						Duna Művész Együttesek támogatása						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
	21						Társadalmi önszerveződések támogatása							
		2						Társadalmi szervezetek és segítők támogatása						18,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	18,0		
		3						Rádiós Segélyhívó és Infokommunikációs Országos Egyesület						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	22						Önkéntes tűzoltóságok normatív támogatása							2 061,3
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 061,3		
	23						„Segítsünk az árvízkárosultakon!”							
				1						Működési költségvetés			1,0	
					5						Egyéb működési célú támogatások, kiadások	1,0		
	25						Választások lebonyolítása							
		2						A 2010. évi országgyűlési és önkormányzati választások lebonyolítása						10 850,0
				1						Működési költségvetés				
					1						Személyi juttatások	115,8		
					2						Munkaadókat terhelő járulékok	31,3		
					3						Dologi kiadások	3 762,9		
					5						Egyéb működési célú támogatások, kiadások	5 750,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 190,0		
		3						Időközi és kisebbségi választások lebonyolítása						90,0
				1						Működési költségvetés				
					1						Személyi juttatások	26,3		
					2						Munkaadókat terhelő járulékok	7,1		
					3						Dologi kiadások	11,6		
					5						Egyéb működési célú támogatások, kiadások	45,0		
	26						Sporttevékenység támogatása							
		1						Utánpótlás-nevelési feladatok						1 335,0
				1						Működési költségvetés				
					1						Személyi juttatások	192,0		
					2						Munkaadókat terhelő járulékok	51,8		
					3						Dologi kiadások	331,3		
					5						Egyéb működési célú támogatások, kiadások	759,9		
		2						Iskolai, diák és felsőoktatási sport támogatása						285,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	285,2		
		3						Sportegészségügyi, doppingellenes feladatok						275,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,3		
					2						Munkaadókat terhelő járulékok	10,0		
					3						Dologi kiadások	144,0		
					5						Egyéb működési célú támogatások, kiadások	86,7		
		4						Versenysport támogatása						2 248,5
				1						Működési költségvetés				
					1						Személyi juttatások	130,0		
					2						Munkaadókat terhelő járulékok	35,1		
					5						Egyéb működési célú támogatások, kiadások	2 083,4		
		7						Sportteljesítmények elismerése, megbecsülése						1 930,2

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		
				1						Működési költségvetés				
					1						Személyi juttatások	1 374,5		
					5						Egyéb működési célú támogatások, kiadások	555,7		
		8						Kiemelt nemzetközi sportesemények támogatása						3 878,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 878,5		
		9						Nemzeti Sporttanács támogatása						3,0
				1						Működési költségvetés				
					1						Személyi juttatások	2,3		
					2						Munkaadókat terhelő járulékok	0,7		
		12						Magyar Olimpiai Bizottság működési támogatása						59,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	59,5		
		13						Magyar Paralimpiai Bizottság működési támogatása						15,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,4		
		14						Nemzeti Sportszövetség működési támogatása						30,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,5		
		15						Nemzeti Szabadidősport Szövetség működési támogatása						12,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,8		
		17						Sportegyesületek Országos Szövetsége működési támogatása						3,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,5		
		19						Fogyatékosok Nemzeti Sportszövetsége működési támogatása						27,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,8		
		22						Wesselényi Miklós Sportközalapítvány működési támogatása						41,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	41,2		
		23						Szabadidősport támogatása						209,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	209,5		
		25						Sport népszerűsítésével összefüggő kiadások						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	1,4		
					3						Dologi kiadások	13,6		
		27						Egészségjavítást célzó sporttevékenység (szabadidősport- és diáksport-programok támogatása)						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei						44,2
				1						Működési költségvetés				
					1						Személyi juttatások	25,0		
					2						Munkaadókat terhelő járulékok	6,8		
					5						Egyéb működési célú támogatások, kiadások	12,4		
		33						Magyar Paralimpiai Bizottság és tagszervezeteinek támogatása						57,3

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	57,3		
		34				Fogyatékosok Nemzeti Sportszövetsége és tagszervezeteinek támogatása			172,7
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	172,7		
		35				Magyar Gyermek Labdarúgó Szövetség támogatása			200,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	200,0		
	27					Sportlétesítmények fejlesztése és kezelése			
		10				Sportlétesítmények PPP konstrukcióban történő fejlesztése			1 529,0
				1		Működési költségvetés			
					3	Dologi kiadások	1 529,0		
		11				Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			190,4
				1		Működési költségvetés			
					1	Személyi juttatások	10,0		
					2	Munkaadókat terhelő járulékok	2,7		
					5	Egyéb működési célú támogatások, kiadások	177,7		
		12				Magyar Sport Háza program			302,5
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	302,5		
	31					Fejezeti tartalék			
		2				Fejezeti általános tartalék	136,9		136,9
						1–12. cím összesen:	*75 665,5*	*7 544,0*	*68 121,5*
14						Lakástámogatások			
	1					Egyéb lakástámogatások	147 257,0		
						XI. fejezet összesen:	*222 922,5*	*7 544,0*	*68 121,5*

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Földművelésügyi és Vidékfejlesztési Minisztérium központi igazgatása			2 915,9
				1		Működési költségvetés		2,0	
					1	Személyi juttatások	2 354,8		
					2	Munkaadókat terhelő járulékok	506,5		
					3	Dologi kiadások	56,6		
2						Szakigazgatási intézmények			
	1					Mezőgazdasági Szakigazgatási Hivatal			15 324,5
				1		Működési költségvetés		13 558,0	
					1	Személyi juttatások	18 204,1		
					2	Munkaadókat terhelő járulékok	5 306,7		
					3	Dologi kiadások	5 371,7		
	2					Magyar Élelmiszer-biztonsági Hivatal			139,7
				1		Működési költségvetés			
					1	Személyi juttatások	64,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2010. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok	17,1		
					3						Dologi kiadások	48,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,8		
3						Földhivatalok, Földmérési és Távérzékelési Intézet								
				1						Működési költségvetés			21 083,0	
					1						Személyi juttatások	10 614,5		
					2						Munkaadókat terhelő járulékok	3 396,7		
					3						Dologi kiadások	7 074,7		
				2						Felhalmozási költségvetés			2,9	
4						Állami Ménesgazdaság								162,9
				1						Működési költségvetés			116,0	
					1						Személyi juttatások	74,8		
					2						Munkaadókat terhelő járulékok	20,6		
					3						Dologi kiadások	190,7		
				2						Felhalmozási költségvetés			7,2	
5						Mezőgazdasági és Vidékfejlesztési Hivatal								9 947,5
				1						Működési költségvetés			31,0	
					1						Személyi juttatások	4 500,6		
					2						Munkaadókat terhelő járulékok	1 195,6		
					3						Dologi kiadások	1 635,7		
					5						Egyéb működési célú támogatások, kiadások	2 468,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	177,9		
6						Mezőgazdasági középfokú szakoktatás és szaktanácsadás intézményei								4 009,0
				1						Működési költségvetés			1 503,9	
					1						Személyi juttatások	3 202,8		
					2						Munkaadókat terhelő járulékok	895,8		
					3						Dologi kiadások	1 564,4		
				2						Felhalmozási költségvetés			150,1	
7						Közművelődési intézmények								498,1
				1						Működési költségvetés			107,0	
					1						Személyi juttatások	336,5		
					2						Munkaadókat terhelő járulékok	91,4		
					3						Dologi kiadások	177,2		
8						Agrárkutató intézetek								1 924,3
				1						Működési költségvetés			1 669,8	
					1						Személyi juttatások	2 188,2		
					2						Munkaadókat terhelő járulékok	635,5		
					3						Dologi kiadások	838,1		
				2						Felhalmozási költségvetés			67,7	
9						Agrármarketing-Centrum								171,7
				1						Működési költségvetés			11,0	
					1						Személyi juttatások	117,6		
					2						Munkaadókat terhelő járulékok	31,7		
					3						Dologi kiadások	33,4		
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		13						Intézmények központi beruházásai						74,9

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	74,9		
	2						Egyéb fejezeti kezelésű előirányzatok							
		1						FAO intézmények finanszírozása						250,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	150,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	46,8		
		2						Agrárkutatás, tanüzemek, szakképzés támogatása						400,0
				1						Működési költségvetés				
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	48,0		
					3						Dologi kiadások	73,5		
					5						Egyéb működési célú támogatások, kiadások	128,5		
		3						Magán és egyéb jogi személyek kártérítése						9,2
				1						Működési költségvetés				
					3						Dologi kiadások	9,2		
		4						Magyar–Román regionális kutató-oktató központ támogatása						64,4
				1						Működési költségvetés				
					3						Dologi kiadások	64,4		
		8						Ágazati szakmai szervezetek és képviseletek támogatása						193,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	193,2		
		9						Vízügyi feladatok támogatása						348,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	348,0		
		10						Parlagfű elleni védekezés támogatása						
			1						Parlagfű elleni közérdekű védekezés végrehajtásának támogatása					350,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	350,0		
		12						MVH Integrált Irányítási és Ellenőrzési Rendszere fejlesztése, működtetése						3 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 500,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 500,0		
		13						Osztatlan földtulajdon kimérésének költségei						200,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	32,0		
					3						Dologi kiadások	68,0		
		15						Központosított bevételekből finanszírozott intézményi feladatok						1 051,2
				1						Működési költségvetés				
					1						Személyi juttatások	342,7		
					2						Munkaadókat terhelő járulékok	74,1		
					3						Dologi kiadások	574,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	60,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
		16						Magyar Agrárkamara állami feladatainak támogatása						64,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	64,4		
		17						Állatorvosi Kamara állami feladatainak támogatása						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		18						Növényorvosi Kamara állami feladatainak támogatása						6,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6,4		
		19						Állami génmegőrzési feladatok támogatása						300,0
				1						Működési költségvetés				
					1						Személyi juttatások	171,0		
					2						Munkaadókat terhelő járulékok	54,0		
					3						Dologi kiadások	75,0		
		20						Hegyközségek Nemzeti Tanácsa						184,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	184,0		
		21						Kincstári szolgáltatási díjak						100,0
				1						Működési költségvetés				
					3						Dologi kiadások	100,0		
		22						Bormarketing és minőség-ellenőrzés						
				1						Működési költségvetés				1 500,0	
					5						Egyéb működési célú támogatások, kiadások	1 500,0		
		25						Nemzetközi Szervezetek tagsági díjai						240,0
				1						Működési költségvetés				
					3						Dologi kiadások	240,0		
	4						Egyéb uniós támogatást kiegészítő támogatások							
		6						Méhészeti Nemzeti Program						480,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	480,0		
		7						Igyál tejet program						400,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	400,0		
		8						Egyes speciális szövetkezések (TÉSZ, BÉSZ) támogatása						910,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	910,0		
		9						Egyes állatbetegségek ellenőrzése és felszámolása támogatása						500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	500,0		
		10						Uniós Programok ÁFA fedezete						800,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	800,0		
		11						Iskolagyümölcs program						260,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	260,0		
	5						Nemzeti támogatások							
		3						Állattenyésztési feladatok						750,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	750,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
								FEJEZET						
		5						Vadgazdálkodás támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		6						Nemzeti Erdőprogram						
			3						Erdőfelújítás determinációja					450,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	450,0		
			4						Erdőtelepítés, erdőszerkezet-átalakítás, fásítás determinációja					450,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	450,0		
			5						Fenntartható erdőgazdálkodás támogatása					400,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	400,0		
		7						Fejlesztési típusú támogatások						350,0
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	300,0		
	8						Folyó kiadások és jövedelem-támogatások							42 793,8
				1						Működési költségvetés				
					3						Dologi kiadások	63,8		
					5						Egyéb működési célú támogatások, kiadások	42 730,0		
		10						Nemzeti agrár kárenyhítés						2 000,0
				1						Működési költségvetés			2 000,0	
					5						Egyéb működési célú támogatások, kiadások	4 000,0		
	6						Állat- és növénykártalanítás							500,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	500,0		
	7						Árfolyamkockázat és egyéb, EU által nem térített kiadások							2 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	2 000,0		
	11						Vidékfejlesztési és halászati programok							
		2						Új Magyarország Vidékfejlesztési Program (II. NVT)						
			1						I. tengely: A mezőgazdaság és erdészeti ágazat versenyképességének javítása					12 449,2
				1						Működési költségvetés			6 753,6	
					5						Egyéb működési célú támogatások, kiadások	9 410,0		
				2						Felhalmozási költségvetés			24 896,5	
					3						Egyéb intézményi felhalmozási kiadások	34 689,3		
			2						II. tengely: A környezet és a vidék fejlesztése					9 614,7
				1						Működési költségvetés			30 630,2	
					5						Egyéb működési célú támogatások, kiadások	39 852,0		
				2						Felhalmozási költségvetés			1 305,1	
					3						Egyéb intézményi felhalmozási kiadások	1 698,0		
			3						III. tengely: Az életminőség javítása a vidéki területeken és a diverzifikáció ösztönzése					8 811,0
				1						Működési költségvetés			4 543,6	
					5						Egyéb működési célú támogatások, kiadások	6 330,7		
				2						Felhalmozási költségvetés			17 856,8	
					3						Egyéb intézményi felhalmozási kiadások	24 880,7		
			4						IV. tengely: Leader intézkedések					1 565,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET						2010. évi előirányzat		
						Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				1						Működési költségvetés			1 804,1	
					5						Egyéb működési célú támogatások, kiadások	2 337,9		
				2						Felhalmozási költségvetés			3 428,6	
					3						Egyéb intézményi felhalmozási kiadások	4 459,8		
			5						Technikai segítségnyújtás					1 375,0
				1						Működési költségvetés			3 712,5	
					5						Egyéb működési célú támogatások, kiadások	4 950,0		
				2						Felhalmozási költségvetés			412,5	
					3						Egyéb intézményi felhalmozási kiadások	550,0		
		3						Halászati Operatív Program						
			1						Akvakultúra, belvízi halászat és a halászati és akvakultúra termékek feldolgozása és forgalmazása (II. tengely)					355,6
				2						Felhalmozási költségvetés			1 066,8	
					3						Egyéb intézményi felhalmozási kiadások	1 422,4		
			2						Közös érdekeket célzó intézkedések (III. tengely)					129,7
				1						Működési költségvetés			389,1	
					5						Egyéb működési célú támogatások, kiadások	518,8		
			3						Technikai segítségnyújtás (V. tengely)					24,7
				1						Működési költségvetés			74,1	
					5						Egyéb működési célú támogatások, kiadások	98,8		
	13						EU tagságból eredő feladatok							400,0
				1						Működési költségvetés				
					1						Személyi juttatások	292,9		
					2						Munkaadókat terhelő járulékok	93,7		
					3						Dologi kiadások	13,4		
	14						Fejezeti tartalék							
		1						Fejezeti általános tartalék				160,0		160,0
											1–10. cím összesen:	*268 563,1*	*138 683,1*	*129 880,0*
13						Központosított bevételek								
	1						Erdészeti bevételek							
		1						Erdőfenntartási járulék áthúzódó befizetése					50,0	
		2						Erdővédelmi és erdőgazdálkodási bírság					100,0	
		3						Erdővédelmi járulék					50,0	
	2						Termőföld védelmével, hasznosításával kapcsolatos bevételek							
		1						Földvédelmi járulék					3 500,0	
		2						Földvédelmi és talajvédelmi bírság					50,0	
	4						Halgazdálkodási bevételek							
		1						Állami halász- és horgászjegyek díja					200,0	
		2						Halászatfejlesztési hozzájárulás					50,0	
		3						Halvédelmi bírság					10,0	
	5						Vadgazdálkodási bevételek							
		1						Állami vadászjegyek díja					585,0	
		2						Hatósági eljárási díj, trófea bírálat					60,0	
		4						Vadazonosító és üzemterv szolgáltatás					30,0	
		5						Vadvédelmi bírság					25,0	
											XII. fejezet összesen:	*268 563,1*	*143 393,1*	*129 880,0*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
						XIII. HONVÉDELMI MINISZTÉRIUM								
1						Honvédelmi Minisztérium								
	1						Honvédelmi Minisztérium igazgatása							4 721,4
				1						Működési költségvetés				
					1						Személyi juttatások	3 378,0		
					2						Munkaadókat terhelő járulékok	868,5		
					3						Dologi kiadások	435,5		
					5						Egyéb működési célú támogatások, kiadások	39,4		
	2						Egyéb HM szervezetek							12 347,6
				1						Működési költségvetés			350,0	
					1						Személyi juttatások	4 630,9		
					2						Munkaadókat terhelő járulékok	1 138,9		
					3						Dologi kiadások	5 530,6		
					5						Egyéb működési célú támogatások, kiadások	539,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	857,3		
	3						HM Infrastrukturális Ügynökség, csapatok központi infrastrukturális ellátás kiadásai							30 107,3
				1						Működési költségvetés			1 080,0	
					1						Személyi juttatások	1 616,8		
					2						Munkaadókat terhelő járulékok	267,6		
					3						Dologi kiadások	29 158,6		
					5						Egyéb működési célú támogatások, kiadások	4,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	140,0		
	4						HM Fejlesztési és Logisztikai Ügynökség, csapatok központi logisztikai ellátás kiadásai							51 411,2
				1						Működési költségvetés			120,0	
					1						Személyi juttatások	4 524,7		
					2						Munkaadókat terhelő járulékok	1 182,8		
					3						Dologi kiadások	36 567,9		
					5						Egyéb működési célú támogatások, kiadások	77,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	7 551,2		
					2						Felújítás	1 626,9		
				3						Kölcsönök		200,0	200,0	
2						Magyar Honvédség								
	1						Honvéd Vezérkar közvetlen szervezetei							22 662,5
				1						Működési költségvetés			420,5	
					1						Személyi juttatások	15 022,8		
					2						Munkaadókat terhelő járulékok	3 755,4		
					3						Dologi kiadások	3 999,2		
					5						Egyéb működési célú támogatások, kiadások	121,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	184,6		
	2						MH ÖHP és alárendelt szervezetei							82 569,9
				1						Működési költségvetés			429,5	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
					1						Személyi juttatások	56 455,0		
					2						Munkaadókat terhelő járulékok	14 169,3		
					3						Dologi kiadások	11 918,5		
					5						Egyéb működési célú támogatások, kiadások	327,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	129,5		
3						Katonai Nemzetbiztonsági Szolgálatok								
	1						Katonai Felderítő Hivatal							9 248,2
				1						Működési költségvetés			20,0	
					1						Személyi juttatások	5 255,8		
					2						Munkaadókat terhelő járulékok	1 308,2		
					3						Dologi kiadások	2 648,2		
					5						Egyéb működési célú támogatások, kiadások	18,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,0		
	2						Katonai Biztonsági Hivatal							2 523,8
				1						Működési költségvetés				
					1						Személyi juttatások	1 780,7		
					2						Munkaadókat terhelő járulékok	436,9		
					3						Dologi kiadások	288,9		
					5						Egyéb működési célú támogatások, kiadások	7,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
4						Zrínyi Miklós Nemzetvédelmi Egyetem								3 897,6
				1						Működési költségvetés			800,0	
					1						Személyi juttatások	2 831,4		
					2						Munkaadókat terhelő járulékok	641,8		
					3						Dologi kiadások	1 139,2		
					5						Egyéb működési célú támogatások, kiadások	12,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	73,0		
5						Katonai Ügyészségek								1 220,7
				1						Működési költségvetés				
					1						Személyi juttatások	903,0		
					2						Munkaadókat terhelő járulékok	229,7		
					3						Dologi kiadások	84,4		
					5						Egyéb működési célú támogatások, kiadások	3,6		
6						HM Állami Egészségügyi Központ								3 703,1
				1						Működési költségvetés			12 717,0	
					1						Személyi juttatások	9 335,7		
					2						Munkaadókat terhelő járulékok	2 357,1		
					3						Dologi kiadások	4 682,6		
					5						Egyéb működési célú támogatások, kiadások	44,7		
8						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Központilag kezelt lakástámogatási előirányzatok						
				2						Felhalmozási költségvetés			550,0	
					5						Lakástámogatás	550,0		

											FEJEZET	2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
	2						Ágazati célelőirányzatok							
		1						Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group)						84,6
				1						Működési költségvetés				
					3						Dologi kiadások	84,6		
		3						Társadalmi szervek támogatása						
			1						Honvédszakszervezet (HOSZ)					9,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9,4		
			2						Honvédségi Dolgozók Szakszervezete (HODOSZ)					9,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9,0		
			3						Bajtársi Egyesületek Országos Szövetsége (BEOSZ)					4,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,7		
			4						Csapatok Érdekvédelmi Szövetsége (CSÉSZ)					1,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,6		
			5						Magyar Hadtudományi Társaság (MHTT)					5,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,5		
			6						Egyéb társadalmi szervek támogatása					58,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	58,0		
			7						Honvédség és Társadalom Baráti Kör (HTBK) Országos Szövetsége					5,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,0		
			8						Honvédségi Nyugdíjas Klubok (HNYK) Országos Szövetsége					3,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,8		
			9						Magyar Tartalékosok Szövetsége (MATASZ)					2,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,0		
			10						Magyar Ellenállók és Antifasiszták Szövetsége (MEASZ)					2,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2,0		
			11						Magyar Huszár és Katonai Hagyományőrző Szövetség (MHKHSZ)					10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
			12						Honvédség és Társadalom Baráti Kör (HTBK) Székesfehérvári Egyesülete					4,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,0		
			13						Budapesti Honvéd Sportegyesület támogatása					100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
		14						Honvéd Sportegyesületek Országos Szövetsége támogatása						8,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8,5		
			15						Hadirokkantak, Hadiözvegyek és Hadiárvák Országos Nemzeti Szövetsége támogatása					1,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1,0		
			16						Magyar Futball Akadémia Alapítvány támogatása					25,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,0		
			17						Honvéd Kulturális Egyesület (HKE) támogatása					4,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4,0		
		5						Nonprofit korlátolt felelősségű társaságok támogatása						4 416,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	4 416,9		
		24						Hozzájárulás a NATO költségvetéséhez						3 707,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 707,0		
		25						Hozzájárulás a NATO Biztonsági Beruházási Programjához						2 728,7
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2 728,7		
		32						Hozzájárulás a hivatásos katonák kedvezményes nyugellátásának kiadásaihoz						26 201,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	26 201,0		
		35						Egyéb uniós befizetések						468,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	468,6		
		36						MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása						36,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	36,1		
		37						Honvéd Együttes Művészeti Nkft. támogatása						76,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	76,5		
		38						A fejezeti kezelésű előirányzatokkal összefüggésben felmerült, a Magyar Államkincstár által nyújtott szolgáltatások díjai						24,7
				1						Működési költségvetés				
					3						Dologi kiadások	24,7		
											XIII. fejezet összesen:	*279 097,9*	*16 687,0*	*262 410,9*
											Hadfelszerelés-fejlesztési programok	*29 110,0*		*29 110,0*
											XIII. fejezet mindösszesen:	*308 207,9*	*16 687,0*	*291 520,9*

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2010. évi előirányzat		

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Igazságügyi és Rendészeti Minisztérium igazgatása								5 344,1
				1						Működési költségvetés			104,0	
					1						Személyi juttatások	3 158,2		
					2						Munkaadókat terhelő járulékok	769,9		
					3						Dologi kiadások	1 432,8		
					5						Egyéb működési célú támogatások, kiadások	29,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	57,6		
2						Rendvédelmi Szervek Védelmi Szolgálata								1 571,5
				1						Működési költségvetés				
					1						Személyi juttatások	1 127,4		
					2						Munkaadókat terhelő járulékok	294,6		
					3						Dologi kiadások	149,5		
3						Igazságügyi Hivatal								4 930,9
				1						Működési költségvetés				
					1						Személyi juttatások	3 257,4		
					2						Munkaadókat terhelő járulékok	826,6		
					3						Dologi kiadások	819,1		
					5						Egyéb működési célú támogatások, kiadások	3,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	24,8		
4						Szakértői Intézetek								2 567,5
				1						Működési költségvetés			1 415,7	
					1						Személyi juttatások	2 009,8		
					2						Munkaadókat terhelő járulékok	526,2		
					3						Dologi kiadások	1 245,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	201,3		
5						Büntetés-végrehajtás								38 065,9
				1						Működési költségvetés			2 607,6	
					1						Személyi juttatások	21 892,1		
					2						Munkaadókat terhelő járulékok	5 079,9		
					3						Dologi kiadások	13 101,9		
					4						Ellátottak pénzbeli juttatásai	2,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	539,2		
					2						Felújítás	57,7		
				3						Kölcsönök	108,0	108,0	
7						Rendőrség								195 149,2
				1						Működési költségvetés			20 855,4	
					1						Személyi juttatások	144 108,0		
					2						Munkaadókat terhelő járulékok	37 076,0		
					3						Dologi kiadások	32 916,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1 557,6		
					2						Felújítás	346,4		
10						Bevándorlási és Állampolgársági Hivatal								5 374,0
				1						Működési költségvetés			104,4	
					1						Személyi juttatások	2 536,1		
					2						Munkaadókat terhelő járulékok	684,1		
					3						Dologi kiadások	2 127,2		
					4						Ellátottak pénzbeli juttatásai	28,0		
					5						Egyéb működési célú támogatások, kiadások	49,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	54,0		
11						Rendőrtiszti Főiskola								1 137,7
				1						Működési költségvetés			191,8	
					1						Személyi juttatások	848,6		
					2						Munkaadókat terhelő járulékok	228,0		
					3						Dologi kiadások	250,0		
					5						Egyéb működési célú támogatások, kiadások	2,9		
15						Nemzetközi Oktatási és Polgári Válságkezelő Központ								545,5
				1						Működési költségvetés			368,5	
					1						Személyi juttatások	385,7		
					2						Munkaadókat terhelő járulékok	111,8		
					3						Dologi kiadások	403,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,0		
					2						Felújítás	8,0		
16						Magyar Szabadalmi Hivatal								
				1						Működési költségvetés			3 459,0	
					1						Személyi juttatások	1 352,8		
					2						Munkaadókat terhelő járulékok	345,3		
					3						Dologi kiadások	1 390,2		
					5						Egyéb működési célú támogatások, kiadások	172,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	192,3		
					2						Felújítás	6,0		
20						Fejezeti kezelésű előirányzatok								
	1						Ágazati célfeladatok							
		1						A fogvatartottakat foglalkoztató gazdálkodó szervezetek támogatása						89,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	89,7		
		2						Energia-racionalizálás						
				3						Kölcsönök		80,0	80,0	
		3						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás						120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	120,0		
		4						Jogi segítségnyújtás						85,0
				1						Működési költségvetés				
					3						Dologi kiadások	85,0		
		5						Bűncselekmények áldozatainak kárenyhítése						132,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	132,0		
		6						Társadalmi bűnmegelőzéssel összefüggő kiadások, támogatások						34,8
				1						Működési költségvetés				
					1						Személyi juttatások	19,4		
					2						Munkaadókat terhelő járulékok	6,4		
					3						Dologi kiadások	1,7		
					5						Egyéb működési célú támogatások, kiadások	7,3		
		7						Informatikai rendszerekkel összefüggő kötelezettségek						179,0
				1						Működési költségvetés				
					3						Dologi kiadások	179,0		
		11						MÁK – számlavezetési díjak						8,9
				1						Működési költségvetés				
					3						Dologi kiadások	8,9		
		13						Közrendvédelmi bírság						
				1						Működési költségvetés			100,0	
					5						Egyéb működési célú támogatások, kiadások	100,0		
		14						Hozzájárulás a hivatásos állomány kedvezményes nyugellátásához						44 686,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	44 686,4		
		15						Országos Baleset-megelőzési Bizottság						
				1						Működési költségvetés			750,0	
					5						Egyéb működési célú támogatások, kiadások	750,0		
		20						Nemzetközi fizetési kötelezettség						191,1
				1						Működési költségvetés				
					3						Dologi kiadások	191,1		
		21						Az Európai Unió Biztonság- és Védelempolitikájából az IRM-re háruló fizetési kötelezettségek teljesítése						103,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	103,4		
		25						Közbiztonsági feladatterv támogatása						2 149,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 149,8		
		27						Unios projektek önrésze						300,0
				1						Működési költségvetés				
					3						Dologi kiadások	300,0		
	2						Alapítványok és társadalmi önszerveződések támogatása							
		1						Emberi jogok védelmével kapcsolatos tevékenységek támogatása						19,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	19,2		
		2						Érdekvédelmi és szociális szervezetek támogatása						216,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	216,5		
		3						Országos Polgárőr Szövetség						724,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	724,6		
	3						Beruházás							
		4						Közbiztonsági beruházások						218,1
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	218,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
		5						Rendőrség lakáscélú beruházása						98,0
				2						Felhalmozási költségvetés				
					5						Lakástámogatás	98,0		
	8						Egyéb közösségi programok							20,0
				1						Működési költségvetés			100,0	
					5						Egyéb működési célú támogatások, kiadások	120,0		
	9						Szolidaritási programok							
		1						Európai Menekültügyi Alap						85,2
				1						Működési költségvetés			254,0	
					5						Egyéb működési célú támogatások, kiadások	339,2		
		2						Integrációs Alap						106,0
				1						Működési költségvetés			315,4	
					5						Egyéb működési célú támogatások, kiadások	421,4		
		3						Visszatérési Alap						63,6
				1						Működési költségvetés			190,3	
					5						Egyéb működési célú támogatások, kiadások	253,9		
		4						Külső Határok Alap						663,4
				1						Működési költségvetés			547,1	
					5						Egyéb működési célú támogatások, kiadások	746,1		
				2						Felhalmozási költségvetés			1 276,5	
					3						Egyéb intézményi felhalmozási kiadások	1 740,9		
		5						Szolidaritási programokhoz kapcsolódó technikai költségek						1,8
				1						Működési költségvetés			180,0	
					5						Egyéb működési célú támogatások, kiadások	181,8		
				2						Felhalmozási költségvetés			47,3	
					3						Egyéb intézményi felhalmozási kiadások	47,3		
	10						Fejezeti tartalék							
		1						Fejezeti általános tartalék				330,9		330,9
											1–20. cím összesen:	*338 368,7*	*33 055,0*	*305 313,7*
21						Központosított bevételek								
	1						Cégnyilvántartás bevételei						1 500,0	
											XIV. fejezet összesen:	*338 368,7*	*34 555,0*	*305 313,7*

XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti Fejlesztési és Gazdasági Minisztérium Igazgatása								4 167,2
				1						Működési költségvetés			6,8	
					1						Személyi juttatások	2 821,4		
					2						Munkaadókat terhelő járulékok	704,9		
					3						Dologi kiadások	635,1		
					5						Egyéb működési célú támogatások, kiadások	12,6		
				3						Kölcsönök		38,3	38,3	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
2						Nemzeti Kutatási és Technológiai Hivatal								403,8
				1						Működési költségvetés			2 295,7	
					1						Személyi juttatások	919,2		
					2						Munkaadókat terhelő járulékok	236,0		
					3						Dologi kiadások	1 524,9		
				2						Felhalmozási költségvetés			3,3	
					1						Intézményi beruházási kiadások	22,7		
3						Magyar Kereskedelmi Engedélyezési Hivatal								596,7
				1						Működési költségvetés			5 066,7	
					1						Személyi juttatások	2 067,5		
					2						Munkaadókat terhelő járulékok	615,0		
					3						Dologi kiadások	2 848,2		
					5						Egyéb működési célú támogatások, kiadások	2,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	120,0		
					2						Felújítás	10,0		
25						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		16						Központi feladatok ellátása						41,8
				1						Működési költségvetés				
					3						Dologi kiadások	41,8		
		17						Államigazgatás hatékonyságának növelése						44,9
				1						Működési költségvetés				
					3						Dologi kiadások	44,9		
		46						Nemzetközi jelentőségű, kiemelt KFI programok támogatása						60,0
				1						Működési költségvetés				
					3						Dologi kiadások	60,0		
		47						Kiemelt ágazatok fejlesztési stratégiájának támogatása						30,0
				1						Működési költségvetés				
					3						Dologi kiadások	30,0		
	3						Vállalkozási célelőirányzatok							
		1						Beruházás ösztönzési célelőirányzat						15 300,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	15 300,0		
		2						Nemzeti beruházás ösztönzési vállalkozási célelőirányzat						
			1						Nemzeti beruházás ösztönzési célelőirányzat					350,0
				1						Működési költségvetés				
					3						Dologi kiadások	290,0		
					5						Egyéb működési célú támogatások, kiadások	60,0		
		3						Kis- és középvállalkozói célelőirányzat						1 922,8
				1						Működési költségvetés				
					3						Dologi kiadások	222,8		
					5						Egyéb működési célú támogatások, kiadások	1 700,0		
		8						Külgazdaság fejlesztési célelőirányzat						1 807,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 807,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
4						Területfejlesztési és építésügyi feladatok								
	1						Területrendezés							185,4
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú támogatások, kiadások	145,4		
	2						Építésügyi célelőirányzat							
				1						Működési költségvetés			600,0	
					3						Dologi kiadások	150,0		
					5						Egyéb működési célú támogatások, kiadások	400,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	50,0		
	3						Terület- és régiófejlesztési célelőirányzat							
		1						Központi fejlesztési feladatok						886,8
				1						Működési költségvetés				
					3						Dologi kiadások	150,0		
					5						Egyéb működési célú támogatások, kiadások	685,1		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	51,7		
		2						Vásárhelyi Terv továbbfejlesztése						304,5
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	304,5		
	4						Területfejlesztési intézményrendszeri feladatok							
		1						Regionális Fejlesztési Tanácsok és munkaszervezeteik működési kiadásai						350,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	350,0		
		2						Megyei Területfejlesztési Tanácsok és munkaszervezeteik működési kiadásai						85,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	85,0		
		3						Kistérségi fejlesztési tanácsok és munkaszervezeteik támogatása						173,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	173,0		
		6						Balaton Fejlesztési Tanács támogatása						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		7						Budapest Agglomerációs Fejlesztési Tanács támogatása						5,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5,0		
		8						Egyéb területfejlesztési intézmények működésének támogatása						14,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	14,0		
	5						Államháztartáson kívüli szervezetek támogatása							
		2						Területfejlesztési háttérintézményi feladatok						280,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	240,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	40,0		
	18						Azbesztcementből épült házak szakértői vizsgálata							6,4
				1						Működési költségvetés				
					3						Dologi kiadások	6,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	6						Kutatási és technológia feladatok							
		2						Nemzetközi tagdíjak (NKTH)						1 630,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 630,0		
		4						Európai Innovációs és Technológiai Intézet működésének támogatása						239,5
				1						Működési költségvetés				
					3						Dologi kiadások	239,5		
	13						Üzletre hangolva							40,0
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
	14						Társadalmi szervezetek címzett támogatása							
		5						Nemzetközi szabványosítási és akkreditálási feladatok						100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
	30						Egyéb fejezeti kezelésű előirányzatok							
		16						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
		26						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok						236,7
				1						Működési költségvetés				
					3						Dologi kiadások	236,7		
		33						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok						35,0
				1						Működési költségvetés				
					3						Dologi kiadások	35,0		
		34						NATO tagságból adódó ágazati feladatok						38,5
				1						Működési költségvetés				
					1						Személyi juttatások	2,6		
					2						Munkaadókat terhelő járulékok	0,4		
					3						Dologi kiadások	35,5		
	42						Kincstári díjak							27,2
				1						Működési költségvetés				
					3						Dologi kiadások	27,2		
	47						Kötött segélyhitelezés							585,2
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	585,2		
	50						Fejezeti tartalék							
		1						Fejezeti általános tartalék				437,3		437,3
											1–25. cím összesen:	*38 479,5*	*8 010,8*	*30 468,7*
27						Alapok támogatása								
	1						Kutatási és Technológiai Innovációs Alap					20 000,0		
28						Központosított bevételek								
	4						Területfejlesztési kölcsönök visszatérülése						120,0	
											XV. fejezet összesen:	*58 479,5*	*8 130,8*	*30 468,7*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Környezetvédelmi és Vízügyi Minisztérium igazgatása								4 086,3
				1						Működési költségvetés			25,9	
					1						Személyi juttatások	2 274,6		
					2						Munkaadókat terhelő járulékok	574,9		
					3						Dologi kiadások	1 031,3		
					5						Egyéb működési célú támogatások, kiadások	174,0		
				2						Felhalmozási költségvetés			6,0	
					1						Intézményi beruházási kiadások	63,4		
				3						Kölcsönök		5,0	5,0	
2						Környezetvédelmi és Vízügyi Minisztérium Fejlesztési Igazgatóság								665,9
				1						Működési költségvetés				
					1						Személyi juttatások	400,0		
					2						Munkaadókat terhelő járulékok	120,0		
					3						Dologi kiadások	124,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	21,9		
3						Országos Meteorológiai Szolgálat								744,6
				1						Működési költségvetés			987,0	
					1						Személyi juttatások	781,6		
					2						Munkaadókat terhelő járulékok	231,2		
					3						Dologi kiadások	669,4		
					5						Egyéb működési célú támogatások, kiadások	0,4		
				2						Felhalmozási költségvetés			11,0	
					1						Intézményi beruházási kiadások	40,0		
					2						Felújítás	20,0		
				3						Kölcsönök		3,0	3,0	
4						Vízügyi és Környezetvédelmi Központi Igazgatóság								848,0
				1						Működési költségvetés			39,4	
					1						Személyi juttatások	360,2		
					2						Munkaadókat terhelő járulékok	92,3		
					3						Dologi kiadások	434,9		
5						Nemzeti park igazgatóságok								2 449,6
				1						Működési költségvetés			2 030,9	
					1						Személyi juttatások	2 336,8		
					2						Munkaadókat terhelő járulékok	668,6		
					3						Dologi kiadások	1 400,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,1		
					2						Felújítás	65,6		
6						Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek								5 269,9
				1						Működési költségvetés			3 833,5	
					1						Személyi juttatások	5 195,2		
					2						Munkaadókat terhelő járulékok	1 452,5		
					3						Dologi kiadások	2 217,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat		
											FEJEZET	Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	238,6		
7						Környezetvédelmi és vízügyi igazgatóságok								11 595,4
				1						Működési költségvetés			2 423,0	
					1						Személyi juttatások	8 786,9		
					2						Munkaadókat terhelő járulékok	2 351,8		
					3						Dologi kiadások	2 756,5		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	123,2		
8						Magyar Állami Földtani Intézet								282,1
				1						Működési költségvetés			496,7	
					1						Személyi juttatások	388,5		
					2						Munkaadókat terhelő járulékok	105,7		
					3						Dologi kiadások	284,6		
				3						Kölcsönök		0,4	0,4	
10						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		5						Regionális víziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő						50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
		7						Vízkárelhárítás						
			7						Vízkárelhárítási művek fejlesztési és állagmegóvási feladatai					500,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	500,0		
		9						Balatoni regionális víziközmű-hálózat fejlesztése						50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
		19						EU Víz Keretirányelv végrehajtásának feladatai						100,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	100,0		
		20						Ivóvíz-minőség javító program						200,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	200,0		
	2						Ágazati célelőirányzatok							
		3						Vízkárelhárítási művek fenntartása						1 000,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	56,4		
					3						Dologi kiadások	743,6		
		6						Szigetközi térség kárainak mérséklése, környezeti monitoring működtetése						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,0		
					2						Munkaadókat terhelő járulékok	1,9		
					3						Dologi kiadások	11,1		
		7						Nemzetközi fizetési kötelezettségek						108,0
				1						Működési költségvetés				
					3						Dologi kiadások	108,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
		8						Szigetközi vízpótlással kapcsolatos működési kiadások						90,0
				1						Működési költségvetés				
					3						Dologi kiadások	90,0		
		12						Balaton intézkedési terv és nagy tavaink védelme program						40,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,5		
					2						Munkaadókat terhelő járulékok	6,0		
					3						Dologi kiadások	13,5		
		15						Nemzeti Éghajlatváltozási Stratégia végrehajtása						30,7
				1						Működési költségvetés				
					1						Személyi juttatások	18,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	7,7		
		30						Kincstári számlavezetési díjak és kamat kifizetések						10,8
				1						Működési költségvetés				
					3						Dologi kiadások	10,8		
		34						Víz- és környezeti kárelhárítás						260,0
				1						Működési költségvetés				
					1						Személyi juttatások	110,4		
					2						Munkaadókat terhelő járulékok	28,4		
					3						Dologi kiadások	121,2		
		35						Természetvédelmi kártalanítás						28,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	28,8		
		36						Természetvédelmi pályázatok támogatása						574,1
				1						Működési költségvetés				
					1						Személyi juttatások	96,7		
					2						Munkaadókat terhelő járulékok	27,7		
					3						Dologi kiadások	213,0		
					5						Egyéb működési célú támogatások, kiadások	68,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	156,1		
					3						Egyéb intézményi felhalmozási kiadások	11,8		
		37						Hulladék-kezelési és gazdálkodási feladatok						60,0
				1						Működési költségvetés				
					1						Személyi juttatások	17,3		
					2						Munkaadókat terhelő járulékok	4,9		
					3						Dologi kiadások	19,5		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	18,3		
		38						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése						1 620,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 620,0		
		39						Országos Környezeti Kármentesítési Program végrehajtása						150,0
				1						Működési költségvetés				
					1						Személyi juttatások	13,7		
					2						Munkaadókat terhelő járulékok	2,9		
					3						Dologi kiadások	51,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET Cím-név / Alcím-név / Jogcím-csop.-név / Jogcím-név / Előir.-csop.-név / Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	82,3		
		41				Állami feladatok költséghatékony átvállalása az NKP megvalósításában			200,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	200,0		
		43				Magán és egyéb jogi személyek kártérítése			20,7
				1		Működési költségvetés			
					3	Dologi kiadások	20,7		
		44				Az illegális hulladék-elhelyezés felszámolásának feladatai			50,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	50,0		
		45				Vízgazdálkodási pályázatok előkészítése és támogatása			283,0
				1		Működési költségvetés			
					1	Személyi juttatások	72,4		
					2	Munkaadókat terhelő járulékok	20,4		
					3	Dologi kiadások	190,2		
	10					Fejezeti tartalék			
		1				Fejezeti általános tartalék	180,0		180,0
						1–10. cím összesen:	*41 429,7*	*9 861,8*	*31 567,9*
12						Központosított bevételek			
	1					Környezetvédelmi támogatások visszatérülése		429,0	
	2					Bírságok			
		1				Légszennyezési bírság		50,0	
		4				Veszélyes hulladék bírság		10,0	
		5				Zaj- és rezgésvédelmi bírság		10,0	
		6				Természetvédelmi bírság		15,0	
	3					Termékdíjak			
		1				Gumiabroncs termékdíjak		500,0	
		2				Csomagolóeszközök termékdíja		10 200,0	
		4				Akkumulátorok termékdíja		300,0	
		5				Kenőolajok termékdíja		6 200,0	
		7				Reklámhordozó papírok termékdíja		2 000,0	
		9				Elektromos és elektronikai berendezések termékdíja		2 000,0	
	5					Vízkészletjárulék		12 000,0	
						XVI. fejezet összesen:	*41 429,7*	*43 575,8*	*31 567,9*

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Közlekedési, Hírközlési és Energiaügyi Minisztérium igazgatása			2 196,3
				1		Működési költségvetés		287,9	
					1	Személyi juttatások	1 556,5		
					2	Munkaadókat terhelő járulékok	397,1		
					3	Dologi kiadások	452,3		
					5	Egyéb működési célú támogatások, kiadások	64,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	14,0		
				3						Kölcsönök		11,0	11,0	
2						Bányászati Utókezelő és Éjjeli Szanatórium								72,9
				1						Működési költségvetés			34,0	
					1						Személyi juttatások	67,2		
					2						Munkaadókat terhelő járulékok	19,6		
					3						Dologi kiadások	52,1		
				2						Felhalmozási költségvetés			32,0	
3						Nemzeti Hírközlési Hatóság								
				1						Működési költségvetés			22 125,8	
					1						Személyi juttatások	3 157,3		
					2						Munkaadókat terhelő járulékok	852,7		
					3						Dologi kiadások	16 857,9		
				2						Felhalmozási költségvetés			5,7	
					1						Intézményi beruházási kiadások	1 078,3		
					2						Felújítás	185,3		
				3						Kölcsönök		6,0	6,0	
4						Országos Atomenergia Hivatal								19,5
				1						Működési költségvetés			2 055,6	
					1						Személyi juttatások	754,1		
					2						Munkaadókat terhelő járulékok	204,0		
					3						Dologi kiadások	1 085,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	31,2		
5						Bányászati és Földtani Intézmények								
	1						Magyar Bányászati és Földtani Hivatal							116,4
				1						Működési költségvetés			1 870,6	
					1						Személyi juttatások	849,8		
					2						Munkaadókat terhelő járulékok	221,5		
					3						Dologi kiadások	654,3		
					5						Egyéb működési célú támogatások, kiadások	161,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
	3						Magyar Állami Eötvös Loránd Geofizikai Intézet							222,1
				1						Működési költségvetés			371,7	
					1						Személyi juttatások	248,2		
					2						Munkaadókat terhelő járulékok	65,5		
					3						Dologi kiadások	270,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,8		
6						Magyar Energia Hivatal								
				1						Működési költségvetés			2 930,9	
					1						Személyi juttatások	797,1		
					2						Munkaadókat terhelő járulékok	222,0		
					3						Dologi kiadások	1 867,6		
					5						Egyéb működési célú támogatások, kiadások	15,5		
				2						Felhalmozási költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					1						Intézményi beruházási kiadások	25,0		
					2						Felújítás	2,4		
				3						Kölcsönök		2,4	1,1	
7						Nemzeti Közlekedési Hatóság								
				1						Működési költségvetés			26 247,3	
					1						Személyi juttatások	9 344,0		
					2						Munkaadókat terhelő járulékok	2 293,0		
					3						Dologi kiadások	12 169,4		
					5						Egyéb működési célú támogatások, kiadások	1 195,1		
				2						Felhalmozási költségvetés			15,5	
					1						Intézményi beruházási kiadások	1 218,9		
					2						Felújítás	45,9		
				3						Kölcsönök		15,0	18,5	
8						Közlekedésfejlesztési Koordinációs Központ								
				1						Működési költségvetés			3 154,6	
					1						Személyi juttatások	1 040,4		
					2						Munkaadókat terhelő járulékok	282,6		
					3						Dologi kiadások	1 690,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	137,5		
				3						Kölcsönök		4,0		
9						MÁV egészségügyi alapellátó intézmények								58,0
				1						Működési költségvetés			1 280,0	
					1						Személyi juttatások	723,1		
					2						Munkaadókat terhelő járulékok	194,6		
					3						Dologi kiadások	410,3		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
10						Közlekedésbiztonsági Szervezet								452,7
				1						Működési költségvetés				
					1						Személyi juttatások	303,1		
					2						Munkaadókat terhelő járulékok	81,4		
					3						Dologi kiadások	68,2		
12						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Kikötők fejlesztése						50,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	50,0		
		9						Akadálymentes közlekedés fejlesztése						20,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	20,0		
	2						Ágazati célelőirányzatok							
		1						Energiafelhasználási hatékonyság javítása						108,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,0		
					5						Egyéb működési célú támogatások, kiadások	105,0		
		2						A közúti közlekedésbiztonság egyes állami feladatai						
				1						Működési költségvetés			1 320,0	
					3						Dologi kiadások	1 320,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
		4						Uránércbánya hosszú távú környezeti kárelhárítás						604,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	604,7		
		6						Belvízi hajózási alapprogram						0,5
				1						Működési költségvetés				
					3						Dologi kiadások	0,5		
		12						EU szabványok honosítása						16,6
				1						Működési költségvetés				
					3						Dologi kiadások	16,6		
		17						Magán és egyéb jogi személyek kártérítése						180,0
				1						Működési költségvetés				
					3						Dologi kiadások	180,0		
		19						Szakképzési feladatok						75,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	75,0		
	4						Ágazati szabályozási feladatok							
		1						Ágazati szabályozási feladatok (Hírközlés, Közlekedés, Infrastruktúra, Energetika)						120,0
				1						Működési költségvetés				
					3						Dologi kiadások	120,0		
		2						Postapiaci liberalizáció						70,0
				1						Működési költségvetés				
					3						Dologi kiadások	70,0		
	5						Közlekedéssel kapcsolatos és egyéb fejezeti kezelésű előirányzatok							
		1						Gyorsforgalmi úthálózat fejlesztése						8 300,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	8 300,0		
		2						Útpénztár						42 468,1
				1						Működési költségvetés			45 800,0	
					3						Dologi kiadások	63 431,3		
					5						Egyéb működési célú támogatások, kiadások	7 644,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	900,0		
					2						Felújítás	11 100,0		
					3						Egyéb intézményi felhalmozási kiadások	5 192,2		
		3						Autópálya rendelkezésre állási díj						74 720,1
				1						Működési költségvetés				
					3						Dologi kiadások	74 720,1		
		8						EU támogatású projektek előkészítése és technikai támogatása						63,9
				1						Működési költségvetés				
					3						Dologi kiadások	63,9		
		9						TEN-T pályázatok						3 100,0
				1						Működési költségvetés			1 108,0	
					3						Dologi kiadások	1 020,0		
					5						Egyéb működési célú támogatások, kiadások	3 188,0		
		10						BKSz működtetésének támogatása						1 306,3
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	1 256,3		
		14						A közösségi közlekedés összehangolt fejlesztése						470,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	420,0		
		15						RO-LA gördülő országút						700,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	700,0		
		16						Határkikötők működtetése						10,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
		26						Energia Központ Nonprofit Kft. támogatása						71,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	71,6		
		34						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján						6,0
				1						Működési költségvetés				
					3						Dologi kiadások	6,0		
		35						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok						2,3
				1						Működési költségvetés				
					3						Dologi kiadások	2,3		
		36						NATO tagságból adódó ágazati feladatok						4,1
				1						Működési költségvetés				
					3						Dologi kiadások	4,1		
		37						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok						137,3
				1						Működési költségvetés				
					3						Dologi kiadások	137,3		
		48						M60 autópálya Pécs–Szentdénes közötti szakasz előkészítési munkálatainak teljes befejezése						500,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	500,0		
		49						M44-es út Kecskemét–Békéscsaba közötti előkészítési munkálatainak teljes befejezése						3 000,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 000,0		
	7						Kincstári díjak							77,9
				1						Működési költségvetés				
					3						Dologi kiadások	77,9		
	8						Fejezeti tartalék							
		1						Fejezeti általános tartalék				787,3		787,3
											1–12. cím összesen:	*248 783,8*	*108 676,2*	*140 107,6*
13						Vállalkozások folyó támogatása								
	1						Egyedi támogatások, ellentételezések							
		2						Bányabezárás				1 000,0		
		3						A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése				153 900,0		
14						Központosított bevételek								
	3						Közúti bírságbevételek						1 300,0	
15						Alapok támogatása								
	1						Központi Nukleáris Pénzügyi Alap támogatása					12 305,0		
											XVII. fejezet összesen:	*415 988,8*	*109 976,2*	*140 107,6*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2010. évi előirányzat		

XVIII. KÜLÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Külügyminisztérium								
	1						Külügyminisztérium központi igazgatása							7 051,2
				1						Működési költségvetés			145,0	
					1						Személyi juttatások	4 430,6		
					2						Munkaadókat terhelő járulékok	1 214,2		
					3						Dologi kiadások	1 485,1		
					5						Egyéb működési célú támogatások, kiadások	54,3		
				2						Felhalmozási költségvetés			12,0	
				3						Kölcsönök		24,0		
	2						Külképviseletek igazgatása							35 706,5
				1						Működési költségvetés			5 478,5	
					1						Személyi juttatások	21 641,7		
					2						Munkaadókat terhelő járulékok	5 645,6		
					3						Dologi kiadások	14 137,7		
				2						Felhalmozási költségvetés			740,0	
					1						Intézményi beruházási kiadások	500,0		
				3						Kölcsönök		112,6	112,6	
4						Magyar Külügyi Intézet								143,0
				1						Működési költségvetés			2,0	
					1						Személyi juttatások	74,5		
					2						Munkaadókat terhelő járulékok	21,3		
					3						Dologi kiadások	49,2		
5						Fejezeti kezelésű előirányzatok								
	8						Turistakölcsönök és konzuli segítségnyújtás							3,0
				1						Működési költségvetés			2,0	
					3						Dologi kiadások	5,0		
	9						Állami Protokoll							
		1						Államfői Protokoll kiadásai						197,2
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	162,2		
		2						Kormányfői Protokoll						197,2
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	162,2		
	12						Alapítványok támogatása							
		9						Demokrácia Központ Közalapítvány támogatása						125,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	125,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
14						Civil szervezetek támogatása								
	1						Az atlanti gondolatot támogató nem kormányzati szervezetek							7,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	7,0		
	2						A nemzetközi szervezeteket kutató és népszerűsítő nem kormányzati szervek támogatása							3,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3,0		
15						Külügyi kommunikáció								71,0
				1						Működési költségvetés				
					3						Dologi kiadások	51,0		
					5						Egyéb működési célú támogatások, kiadások	20,0		
17						EU utazási költségtérítések								0,2
				1						Működési költségvetés			363,7	
					3						Dologi kiadások	0,2		
					5						Egyéb működési célú támogatások, kiadások	363,7		
22						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés								
	1						Nemzetközi Fejlesztési Együttműködés							141,0
				1						Működési költségvetés				
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú támogatások, kiadások	101,0		
	2						Afganisztáni PRT támogatása a NEFE keretében							459,0
				1						Működési költségvetés				
					3						Dologi kiadások	175,0		
					5						Egyéb működési célú támogatások, kiadások	124,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	160,0		
	4						Humanitárius segélyezés							10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
36						Lakossági EU tájékoztatási feladatok								
	2						EU projektek és programok							13,7
				1						Működési költségvetés				
					3						Dologi kiadások	11,7		
					5						Egyéb működési célú támogatások, kiadások	2,0		
	3						Európai Uniós Kiadványok – Európai Tükör							20,0
				1						Működési költségvetés				
					1						Személyi juttatások	6,0		
					2						Munkaadókat terhelő járulékok	2,0		
					3						Dologi kiadások	12,0		
37						Magyar állampolgárok válsághelyzetből történő evakuálása								5,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
39						2011. évi magyar EU elnökségre való felkészülés								
	1						Külügyminisztérium feladatai a 2011. évi magyar EU elnökségre való felkészüléssel kapcsolatban							6 900,0
				1						Működési költségvetés				
					1						Személyi juttatások	3 608,7		
					2						Munkaadókat terhelő járulékok	974,3		
					3						Dologi kiadások	2 317,0		

						FEJEZET						2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			2 100,0	
					1						Intézményi beruházási kiadások	2 100,0		
	40						Magán- és egyéb jogi személyek kártérítése							25,0
				1						Működési költségvetés				
					1						Személyi juttatások	19,0		
					2						Munkaadókat terhelő járulékok	6,0		
	43						Külföldi magyar emlékek megőrzése							5,0
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	5,0		
	45						Évfordulók, nemzetközi kötelezettségek, rendezvények							5,0
				1						Működési költségvetés				
					3						Dologi kiadások	5,0		
											XVIII. fejezet összesen:	*60 043,8*	*8 955,8*	*51 088,0*
						XIX. UNIÓS FEJLESZTÉSEK								
1						Nemzeti Fejlesztési Ügynökség								2 283,4
				1						Működési költségvetés			43,2	
					1						Személyi juttatások	1 358,8		
					2						Munkaadókat terhelő járulékok	334,8		
					3						Dologi kiadások	557,2		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	64,2		
					2						Felújítás	9,9		
				3						Kölcsönök		2,7	1,0	
2						Fejezeti kezelésű előirányzatok								
	3						Kohéziós Alap támogatásból megvalósuló projektek							
		1						Kohéziós Alap támogatásából megvalósuló közlekedési projektek						28 082,2
				1						Működési költségvetés			352,6	
					5						Egyéb működési célú támogatások, kiadások	1 104,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	27 329,9		
		2						Kohéziós Alap támogatásból megvalósuló környezetvédelmi projektek						25 959,8
				1						Működési költségvetés			561,6	
					5						Egyéb működési célú támogatások, kiadások	1 179,9		
				2						Felhalmozási költségvetés			24 199,3	
					3						Egyéb intézményi felhalmozási kiadások	49 540,8		
	4						Új Magyarország Fejlesztési Terv							
		1						Gazdaságfejlesztés Operatív Program						
			1						K+F és innováció a versenyképességért					1 415,4
				1						Működési költségvetés			3 015,5	
					5						Egyéb működési célú támogatások, kiadások	3 015,5		
				2						Felhalmozási költségvetés			5 005,4	
					3						Egyéb intézményi felhalmozási kiadások	6 420,8		
			2						A vállalkozások (kiemelten a KKV-k) komplex fejlesztései					3 971,1
				1						Működési költségvetés			863,5	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	863,5		
				2						Felhalmozási költségvetés			21 639,5	
					3						Egyéb intézményi felhalmozási kiadások	25 610,6		
			3						A modern üzleti környezet erősítése					539,2
				1						Működési költségvetés			1 063,8	
					5						Egyéb működési célú támogatások, kiadások	1 251,6		
				2						Felhalmozási költségvetés			1 991,7	
					3						Egyéb intézményi felhalmozási kiadások	2 343,1		
			4						JEREMIE-típusú pénzügyi eszközök					3 116,6
				2						Felhalmozási költségvetés			17 660,5	
					3						Egyéb intézményi felhalmozási kiadások	20 777,1		
			5						Gazdaságfejlesztés Operatív Program – Technikai segítségnyújtás					466,9
				1						Működési költségvetés			2 645,4	
					3						Dologi kiadások	3 112,3		
		2						Közlekedés Operatív Program						
			1						Az ország és a régióközpontok nemzetközi közúti elérhetőségének javítása					8 193,9
				2						Felhalmozási költségvetés			30 287,1	
					3						Egyéb intézményi felhalmozási kiadások	38 481,0		
			2						Az ország és a régióközpontok nemzetközi vasúti és vízi elérhetőségének javítása					8 931,6
				2						Felhalmozási költségvetés			23 974,6	
					3						Egyéb intézményi felhalmozási kiadások	32 906,2		
			3						Térségi elérhetőség javítása					11 478,2
				2						Felhalmozási költségvetés			30 809,9	
					3						Egyéb intézményi felhalmozási kiadások	42 288,1		
			4						Közlekedési módok összekapcsolása, gazdasági központok intermodalitásának és közlekedési infrastruktúrájának fejlesztése					3 826,1
				1						Működési költségvetés			10 270,1	
					5						Egyéb működési célú támogatások, kiadások	14 096,2		
			5						Városi és elővárosi közösségi közlekedés fejlesztése					5 489,8
				2						Felhalmozási költségvetés			51 659,0	
					3						Egyéb intézményi felhalmozási kiadások	57 148,8		
			6						Közlekedés Operatív Program – Technikai segítségnyújtás					355,3
				1						Működési költségvetés			2 013,2	
					3						Dologi kiadások	1 992,0		
					5						Egyéb működési célú támogatások, kiadások	376,5		
		3						Társadalmi megújulás Operatív Program						
			1						A foglalkoztathatóság fejlesztése, a munkaerőpiacra való belépés ösztönzése					459,4
				1						Működési költségvetés			15 918,2	
					5						Egyéb működési célú támogatások, kiadások	16 376,9		
				2						Felhalmozási költségvetés			31,0	
					3						Egyéb intézményi felhalmozási kiadások	31,7		
			2						Alkalmazkodóképesség javítása					93,6
				1						Működési költségvetés			27 931,4	
					5						Egyéb működési célú támogatások, kiadások	28 010,3		
				2						Felhalmozási költségvetés			100,4	
					3						Egyéb intézményi felhalmozási kiadások	115,1		
			3						Minőségi oktatás és hozzáférés biztosítása mindenkinek					1 930,9
				1						Működési költségvetés			10 930,9	
					5						Egyéb működési célú támogatások, kiadások	12 859,9		
				2						Felhalmozási költségvetés			10,9	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
					3						Egyéb intézményi felhalmozási kiadások	12,8		
			4						A felsőoktatás tartalmi és szervezetei fejlesztése a tudásalapú gazdaság kiépítése érdekében					1 145,6
				1						Működési költségvetés			6 491,5	
					5						Egyéb működési célú támogatások, kiadások	7 637,1		
			5						Társadalmi befogadás, részvétel erősítése					1 414,0
				1						Működési költségvetés			7 886,9	
					5						Egyéb működési célú támogatások, kiadások	9 278,5		
				2						Felhalmozási költségvetés			126,6	
					3						Egyéb intézményi felhalmozási kiadások	149,0		
			6						Egészségmegőrzés és egészségügyi humánerőforrás-fejlesztés					1 119,3
				1						Működési költségvetés			6 342,8	
					5						Egyéb működési célú támogatások, kiadások	7 462,1		
		8						Társadalmi megújulás Operatív Program – MPA						
			1						A foglalkoztathatóság fejlesztése, a munkaerőpiacra való belépés ösztönzése – MPA					
				1						Működési költségvetés			2 355,2	
					5						Egyéb működési célú támogatások, kiadások	2 355,2		
			2						Alkalmazkodóképesség javítása – MPA					
				1						Működési költségvetés			4 853,2	
					5						Egyéb működési célú támogatások, kiadások	4 853,2		
		13						Társadalmi megújulás Operatív Program – Technikai segítségnyújtás						394,5
			1							Működési költségvetés			2 011,6	
					3						Dologi kiadások	2 257,4		
					5						Egyéb működési célú támogatások, kiadások	109,2		
			2							Felhalmozási költségvetés			223,7	
					1						Intézményi beruházási kiadások	263,2		
		14						Társadalmi infrastruktúra Operatív Program						
			1						Az oktatási infrastruktúra fejlesztése					2 541,3
				1						Működési költségvetés			15 276,2	
					5						Egyéb működési célú támogatások, kiadások	17 817,5		
			2						Az egészségügyi infrastruktúra fejlesztése					1 796,3
				1						Működési költségvetés			1 050,1	
					5						Egyéb működési célú támogatások, kiadások	1 122,8		
				2						Felhalmozási költségvetés			12 638,8	
					3						Egyéb intézményi felhalmozási kiadások	14 362,4		
			3						A munkaerőpiaci részvételt és a társadalmi befogadást támogató infrastruktúra fejlesztése					1 284,9
				1						Működési költségvetés			67,6	
					5						Egyéb működési célú támogatások, kiadások	77,7		
				2						Felhalmozási költségvetés			8 308,9	
					3						Egyéb intézményi felhalmozási kiadások	9 583,7		
			4						Társadalmi infrastruktúra Operatív Program – Technikai segítségnyújtás					235,4
				1						Működési költségvetés			1 334,2	
					3						Dologi kiadások	1 441,2		
					5						Egyéb működési célú támogatások, kiadások	128,4		
		19						Környezet és energia Operatív Program						
			1						Egészséges, tiszta települések					2 682,7
				1						Működési költségvetés			15 201,9	
					5						Egyéb működési célú támogatások, kiadások	17 884,6		
			2						Vizeink jó kezelése					2 898,2
				1						Működési költségvetés			8 612,2	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	10 132,1		
				2						Felhalmozási költségvetés			7 811,0	
					3						Egyéb intézményi felhalmozási kiadások	9 189,3		
			3						Természeti értékeink jó kezelése					151,7
				1						Működési költségvetés			423,7	
					5						Egyéb működési célú támogatások, kiadások	498,5		
				2						Felhalmozási költségvetés			435,7	
					3						Egyéb intézményi felhalmozási kiadások	512,6		
			4						Fenntartható életmód és fogyasztás					182,0
				1						Működési költségvetés			759,7	
					5						Egyéb működési célú támogatások, kiadások	930,3		
				2						Felhalmozási költségvetés			52,0	
					3						Egyéb intézményi felhalmozási kiadások	63,4		
			5						Hatékony energia-felhasználás					210,6
				1						Működési költségvetés			0,6	
					5						Egyéb működési célú támogatások, kiadások	0,7		
				2						Felhalmozási költségvetés			1 193,0	
					3						Egyéb intézményi felhalmozási kiadások	1 403,5		
			6						A megújuló energiaforrás-felhasználás növelése					252,8
				1						Működési költségvetés			2,3	
					5						Egyéb működési célú támogatások, kiadások	2,7		
				2						Felhalmozási költségvetés			1 430,0	
					3						Egyéb intézményi felhalmozási kiadások	1 682,4		
			7						Projekt előkészítés					761,6
				1						Működési költségvetés			2 817,7	
					5						Egyéb működési célú támogatások, kiadások	3 264,8		
				2						Felhalmozási költségvetés			1 498,3	
					3						Egyéb intézményi felhalmozási kiadások	1 812,8		
			9						Környezet és energia Operatív Program – Technikai segítségnyújtás					294,9
				1						Működési költségvetés			1 670,5	
					3						Dologi kiadások	64,2		
					5						Egyéb működési célú támogatások, kiadások	1 901,1		
				2						Felhalmozási költségvetés			0,5	
					3						Egyéb intézményi felhalmozási kiadások	0,6		
		20						Államreform Operatív Program						
			1						Folyamatok megújítása és szervezetfejlesztés					124,2
				1						Működési költségvetés			1 097,8	
					5						Egyéb működési célú támogatások, kiadások	1 218,3		
				2						Felhalmozási költségvetés			33,1	
					3						Egyéb intézményi felhalmozási kiadások	36,8		
			2						Az emberi erőforrás minőségének javítása					92,1
				1						Működési költségvetés			401,6	
					5						Egyéb működési célú támogatások, kiadások	472,5		
				2						Felhalmozási költségvetés			120,1	
					3						Egyéb intézményi felhalmozási kiadások	141,3		
			3						A Közép-magyarországi régióban megvalósuló fejlesztések					109,3
				1						Működési költségvetés			735,0	
					5						Egyéb működési célú támogatások, kiadások	834,8		
				2						Felhalmozási költségvetés			70,4	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3						Egyéb intézményi felhalmozási kiadások	79,9		
			4						Államreform Operatív Program – Technikai segítségnyújtás					36,3
				1						Működési költségvetés			206,1	
					3						Dologi kiadások	242,4		
		21						Elektronikus közigazgatás Operatív Program						
			1						A közigazgatás és közigazgatási szolgáltatások belső folyamatainak megújítása					1 038,5
				1						Működési költségvetés			1 583,8	
					5						Egyéb működési célú támogatások, kiadások	1 863,0		
				2						Felhalmozási költségvetés			4 300,6	
					3						Egyéb intézményi felhalmozási kiadások	5 059,9		
			2						A közigazgatás szolgáltatásokhoz történő hozzáférést támogató fejlesztések					238,1
				1						Működési költségvetés			189,8	
					5						Egyéb működési célú támogatások, kiadások	223,3		
				2						Felhalmozási költségvetés			1 159,4	
					3						Egyéb intézményi felhalmozási kiadások	1 364,0		
			3						Kiemelt fejlesztések					299,6
				1						Működési költségvetés			342,1	
					5						Egyéb működési célú támogatások, kiadások	402,0		
				2						Felhalmozási költségvetés			1 355,5	
					3						Egyéb intézményi felhalmozási kiadások	1 595,2		
			4						Elektronikus közigazgatás Operatív Program – Technikai segítségnyújtás					19,1
				1						Működési költségvetés			108,2	
					3						Dologi kiadások	127,3		
		22						Végrehajtás Operatív Program						1 980,0
				1						Működési költségvetés			6 476,1	
					3						Dologi kiadások	3 401,5		
					5						Egyéb működési célú támogatások, kiadások	4 914,4		
				2						Felhalmozási költségvetés			792,9	
					1						Intézményi beruházási kiadások	875,1		
					3						Egyéb intézményi felhalmozási kiadások	58,0		
		23						Nyugat-dunántúli Operatív Program						
			1						NYDOP Regionális gazdaságfejlesztés					168,5
				1						Működési költségvetés			954,9	
					5						Egyéb működési célú támogatások, kiadások	1 123,4		
			2						Turizmusfejlesztés – Pannon Örökség megújítása					149,9
				1						Működési költségvetés			307,1	
					1						Személyi juttatások	0,6		
					2						Munkaadókat terhelő járulékok	0,2		
					3						Dologi kiadások	4,6		
					5						Egyéb működési célú támogatások, kiadások	274,2		
				2						Felhalmozási költségvetés			1 003,4	
					3						Egyéb intézményi felhalmozási kiadások	1 180,8		
			3						NYDOP Városfejlesztés					98,6
				1						Működési költségvetés			88,1	
					5						Egyéb működési célú támogatások, kiadások	91,7		
				2						Felhalmozási költségvetés			2 436,3	
					3						Egyéb intézményi felhalmozási kiadások	2 531,3		
			4						NYDOP Környezetvédelmi és közlekedési infrastruktúra					156,9
				1						Működési költségvetés			206,6	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	221,1		
				2						Felhalmozási költségvetés			807,6	
					3						Egyéb intézményi felhalmozási kiadások	950,0		
			5						Helyi és térségi közszolgáltatások infrastrukturális fejlesztése					11,9
				1						Működési költségvetés			112,3	
					5						Egyéb működési célú támogatások, kiadások	112,9		
				2						Felhalmozási költségvetés			830,6	
					3						Egyéb intézményi felhalmozási kiadások	841,9		
			6						Nyugat-dunántúli Operatív Program – Technikai segítségnyújtás					60,9
				1						Működési költségvetés			345,4	
					3						Dologi kiadások	347,6		
					5						Egyéb működési célú támogatások, kiadások	58,7		
		24						Közép-dunántúli Operatív Program						
			1						KDOP Regionális gazdaságfejlesztés					28,0
				2						Felhalmozási költségvetés			1 095,4	
					3						Egyéb intézményi felhalmozási kiadások	1 123,4		
			2						KDOP Regionális turizmusfejlesztés					47,4
				1						Működési költségvetés			790,3	
					5						Egyéb működési célú támogatások, kiadások	698,0		
				2						Felhalmozási költségvetés			791,2	
					3						Egyéb intézményi felhalmozási kiadások	930,9		
			3						Fenntartható településfejlesztés					49,9
				2						Felhalmozási költségvetés			1 855,2	
					3						Egyéb intézményi felhalmozási kiadások	1 905,1		
			4						Helyi és térségi környezetvédelmi és közlekedési infrastruktúra fejlesztése					88,0
				1						Működési költségvetés			144,1	
					5						Egyéb működési célú támogatások, kiadások	144,1		
				2						Felhalmozási költségvetés			2 576,4	
					3						Egyéb intézményi felhalmozási kiadások	2 664,4		
			5						KDOP Humán infrastruktúra fejlesztése					8,1
				1						Működési költségvetés			128,4	
					5						Egyéb működési célú támogatások, kiadások	128,6		
				2						Felhalmozási költségvetés			1 040,8	
					3						Egyéb intézményi felhalmozási kiadások	1 048,7		
			6						Közép-dunántúli Operatív Program – Technikai segítségnyújtás					66,7
				1						Működési költségvetés			372,3	
					3						Dologi kiadások	425,2		
					5						Egyéb működési célú támogatások, kiadások	12,8		
				2						Felhalmozási költségvetés			5,9	
					3						Egyéb intézményi felhalmozási kiadások	6,9		
		25						Dél-dunántúli Operatív Program						
			1						A városi térségek fejlesztésére alapozott versenyképes gazdaság megteremtése					202,7
				2						Felhalmozási költségvetés			1 482,4	
					3						Egyéb intézményi felhalmozási kiadások	1 685,1		
			2						DDOP – A turisztikai potenciál erősítése a régióban					210,6
				2						Felhalmozási költségvetés			1 193,6	
					3						Egyéb intézményi felhalmozási kiadások	1 404,2		
			3						Humán közszolgáltatások fejlesztése					183,7
				1						Működési költségvetés			228,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2010. évi előirányzat		
					5						Egyéb működési célú támogatások, kiadások	227,9		
				2						Felhalmozási költségvetés			2 537,2	
					3						Egyéb intézményi felhalmozási kiadások	2 721,0		
			4						Integrált városfejlesztési akciók támogatása					24,5
				1						Működési költségvetés			5,0	
					5						Egyéb működési célú támogatások, kiadások	5,1		
				2						Felhalmozási költségvetés			2 212,0	
					3						Egyéb intézményi felhalmozási kiadások	2 236,4		
			5						Az elérhetőség javítása és környezetfejlesztés					241,0
				2						Felhalmozási költségvetés			1 724,9	
					3						Egyéb intézményi felhalmozási kiadások	1 965,9		
			6						Dél-dunántúli Operatív Program – Technikai segítségnyújtás					98,9
				1						Működési költségvetés			560,1	
					3						Dologi kiadások	654,1		
					5						Egyéb működési célú támogatások, kiadások	4,9		
		26						Dél-alföldi Operatív Program						
			1						DAOP Regionális gazdaságfejlesztés					90,8
				1						Működési költségvetés			6,9	
					5						Egyéb működési célú támogatások, kiadások	7,4		
				2						Felhalmozási költségvetés			1 306,5	
					3						Egyéb intézményi felhalmozási kiadások	1 396,8		
			2						DAOP Turisztikai célú fejlesztések					160,3
				2						Felhalmozási költségvetés			1 243,9	
					3						Egyéb intézményi felhalmozási kiadások	1 404,2		
			3						DAOP Közlekedési infrastruktúra fejlesztés					256,7
				1						Működési költségvetés			18,1	
					5						Egyéb működési célú támogatások, kiadások	19,5		
				2						Felhalmozási költségvetés			3 657,0	
					3						Egyéb intézményi felhalmozási kiadások	3 912,3		
			4						DAOP Humán infrastruktúra fejlesztése					59,4
				1						Működési költségvetés			248,6	
					5						Egyéb működési célú támogatások, kiadások	248,6		
				2						Felhalmozási költségvetés			3 623,8	
					3						Egyéb intézményi felhalmozási kiadások	3 683,2		
			5						Településfejlesztési akciók					28,3
				1						Működési költségvetés			62,2	
					5						Egyéb működési célú támogatások, kiadások	62,2		
				2						Felhalmozási költségvetés			471,3	
					3						Egyéb intézményi felhalmozási kiadások	499,6		
			6						Dél-alföldi Operatív Program – Technikai segítségnyújtás					104,9
				1						Működési költségvetés			594,3	
					3						Dologi kiadások	688,0		
					5						Egyéb működési célú támogatások, kiadások	11,2		
				2						Felhalmozási költségvetés			0,1	
					3						Egyéb intézményi felhalmozási kiadások	0,1		
		27						Észak-alföldi Operatív Program						
			1						ÉAOP Regionális gazdaságfejlesztés					127,9
				1						Működési költségvetés			64,8	
					5						Egyéb működési célú támogatások, kiadások	72,8		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		
				2						Felhalmozási költségvetés			930,7	
					3						Egyéb intézményi felhalmozási kiadások	1 050,6		
			2						ÉAOP Turisztikai célú fejlesztések					122,0
				1						Működési költségvetés			100,0	
					5						Egyéb működési célú támogatások, kiadások	112,3		
				2						Felhalmozási költségvetés			901,4	
					3						Egyéb intézményi felhalmozási kiadások	1 011,1		
			3						Közlekedési feltételek javítása					401,1
				1						Működési költségvetés			432,0	
					5						Egyéb működési célú támogatások, kiadások	432,0		
				2						Felhalmozási költségvetés			3 098,6	
					3						Egyéb intézményi felhalmozási kiadások	3 499,7		
			4						ÉAOP Humán infrastruktúra fejlesztése					547,0
				1						Működési költségvetés			790,4	
					5						Egyéb működési célú támogatások, kiadások	790,5		
				2						Felhalmozási költségvetés			4 728,8	
					3						Egyéb intézményi felhalmozási kiadások	5 275,7		
			5						Térségfejlesztés					101,1
				2						Felhalmozási költségvetés			3 549,8	
					3						Egyéb intézményi felhalmozási kiadások	3 650,9		
			6						Észak-alföldi Operatív Program – Technikai segítségnyújtás					145,3
				1						Működési költségvetés			822,5	
					3						Dologi kiadások	938,8		
					5						Egyéb működési célú támogatások, kiadások	29,0		
		28						Észak-magyarországi Operatív Program						
			1						A versenyképes helyi gazdaság megteremtése					210,6
				2						Felhalmozási költségvetés			1 193,6	
					3						Egyéb intézményi felhalmozási kiadások	1 404,2		
			2						A turisztikai potenciál erősítése					333,6
				1						Működési költségvetés			20,6	
					1						Személyi juttatások	1,2		
					2						Munkaadókat terhelő járulékok	0,4		
					3						Dologi kiadások	15,4		
					5						Egyéb működési célú támogatások, kiadások	8,5		
				2						Felhalmozási költségvetés			1 892,5	
					3						Egyéb intézményi felhalmozási kiadások	2 221,2		
			3						Településfejlesztés					34,8
				2						Felhalmozási költségvetés			1 818,7	
					3						Egyéb intézményi felhalmozási kiadások	1 853,5		
			4						Humán közösségi infrastruktúra fejlesztése					146,2
				1						Működési költségvetés			439,2	
					5						Egyéb működési célú támogatások, kiadások	439,2		
				2						Felhalmozási költségvetés			3 908,0	
					3						Egyéb intézményi felhalmozási kiadások	4 054,2		
			5						Térségi közlekedés fejlesztése					505,5
				2						Felhalmozási költségvetés			2 864,6	
					3						Egyéb intézményi felhalmozási kiadások	3 370,1		
			6						Észak-magyarországi Operatív Program – Technikai segítségnyújtás					126,7
				1						Működési költségvetés			717,8	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	841,1		
					5						Egyéb működési célú támogatások, kiadások	3,4		
		29						Közép-magyarországi Operatív Program						
			1						A tudásalapú gazdaság innováció- és vállalkozás-orientált fejlesztése					2 345,8
				1						Működési költségvetés			4 151,1	
					5						Egyéb működési célú támogatások, kiadások	4 151,2		
				2						Felhalmozási költségvetés			9 141,5	
					3						Egyéb intézményi felhalmozási kiadások	11 487,2		
			2						A versenyképesség keretfeltételeinek fejlesztése					1 359,7
				1						Működési költségvetés			669,7	
					5						Egyéb működési célú támogatások, kiadások	752,5		
				2						Felhalmozási költségvetés			10 701,3	
					3						Egyéb intézményi felhalmozási kiadások	11 978,2		
			3						A régió vonzerejének fejlesztése					198,8
				1						Működési költségvetés			1 802,0	
					3						Dologi kiadások	142,1		
					5						Egyéb működési célú támogatások, kiadások	1 858,7		
				2						Felhalmozási költségvetés			4 976,9	
					3						Egyéb intézményi felhalmozási kiadások	4 976,9		
			4						A humán közszolgáltatások intézményrendszerének fejlesztése					101,5
				1						Működési költségvetés			544,3	
					5						Egyéb működési célú támogatások, kiadások	544,3		
				2						Felhalmozási költségvetés			12 883,0	
					3						Egyéb intézményi felhalmozási kiadások	12 984,5		
			5						A települési területek megújítása					510,8
				1						Működési költségvetés			1 589,8	
					5						Egyéb működési célú támogatások, kiadások	1 589,8		
				2						Felhalmozási költségvetés			6 771,9	
					3						Egyéb intézményi felhalmozási kiadások	7 282,7		
			6						Közép-magyarországi Operatív Program – Technikai segítségnyújtás					231,3
				1						Működési költségvetés			1 311,1	
					3						Dologi kiadások	1 514,7		
					5						Egyéb működési célú támogatások, kiadások	27,7		
	5						Területi Együttműködés							
		1						Európai Területi Együttműködés						
			1						ETE HU-SK					294,2
				1						Működési költségvetés			1 119,8	
					5						Egyéb működési célú támogatások, kiadások	1 252,2		
				2						Felhalmozási költségvetés			1 368,6	
					3						Egyéb intézményi felhalmozási kiadások	1 530,4		
			2						ETE HU-RO					391,1
				1						Működési költségvetés			1 284,5	
					5						Egyéb működési célú támogatások, kiadások	1 460,6		
				2						Felhalmozási költségvetés			1 570,0	
					3						Egyéb intézményi felhalmozási kiadások	1 785,0		
			3						ETE HU-SER					61,5
				1						Működési költségvetés			158,2	

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		
					5						Egyéb működési célú támogatások, kiadások	185,8		
				2						Felhalmozási költségvetés			193,3	
					3						Egyéb intézményi felhalmozási kiadások	227,2		
			4						ETE HU-CRO					158,0
				1						Működési költségvetés			362,7	
					5						Egyéb működési célú támogatások, kiadások	433,9		
				2						Felhalmozási költségvetés			443,4	
					3						Egyéb intézményi felhalmozási kiadások	530,2		
			5						ETE SEES					114,6
				1						Működési költségvetés			488,1	
					5						Egyéb működési célú támogatások, kiadások	539,7		
				2						Felhalmozási költségvetés			596,5	
					3						Egyéb intézményi felhalmozási kiadások	659,5		
			6						ETE AU-HU					66,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	29,9		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	36,5		
			7						ETE SLO-HU					48,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	22,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	26,8		
			8						ETE CES					44,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	19,8		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	24,2		
			9						INTERREG IVC					27,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,2		
			10						ENPI HU-SK-RO-UA együttműködési program					32,0
				1						Működési költségvetés			186,8	
					5						Egyéb működési célú támogatások, kiadások	201,2		
				2						Felhalmozási költségvetés			228,2	
					3						Egyéb intézményi felhalmozási kiadások	245,8		
		2						INTERACT 2007–2013						6,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	6,0		
	6						Egyéb uniós előirányzatok							
		2						Igazgatási Partnerség						
				1						Működési költségvetés			85,0	
					5						Egyéb működési célú támogatások, kiadások	85,0		
		3						Svájci Alap támogatásából megvalósuló projektek						390,5
				1						Működési költségvetés			13,9	
					5						Egyéb működési célú támogatások, kiadások	404,4		
		4						EGT, Norvég Alap támogatásból megvalósuló projektek						1 676,8
				1						Működési költségvetés			3 579,1	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	FEJEZET						2010. évi előirányzat		
						Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					3						Dologi kiadások	457,7		
					5						Egyéb működési célú támogatások, kiadások	3 926,2		
				2						Felhalmozási költségvetés			3 877,4	
					1						Intézményi beruházási kiadások	9,7		
					3						Egyéb intézményi felhalmozási kiadások	4 739,7		
7						Szakmai fejezeti kezelésű előirányzatok								
	1						EU támogatások felhasználásához szükséges technikai segítségnyújtás							490,0
				1						Működési költségvetés				
					1						Személyi juttatások	82,4		
					2						Munkaadókat terhelő járulékok	24,7		
					3						Dologi kiadások	167,9		
					5						Egyéb működési célú támogatások, kiadások	76,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	108,2		
					3						Egyéb intézményi felhalmozási kiadások	30,8		
	2						Közreműködői intézményrendszer támogatása							2 200,0
				1						Működési költségvetés				
					1						Személyi juttatások	62,9		
					2						Munkaadókat terhelő járulékok	18,9		
					3						Dologi kiadások	1 596,8		
					5						Egyéb működési célú támogatások, kiadások	521,4		
	3						Modernizációs és Euro-atlanti Integrációs Projektiroda támogatása							130,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	130,0		
	4						KEOP derogációs projektek kamattámogatása							449,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	449,0		
	8						Állami költségvetési kedvezményezettek sajáterő támogatása							4 260,2
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	30,0		
					3						Dologi kiadások	200,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3 930,2		
	9						Magán és egyéb jogi személyek kártérítése							70,0
				1						Működési költségvetés				
					3						Dologi kiadások	70,0		
8						Európai uniós programokhoz kapcsolódó tartalék								1 324,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 324,2		
											XIX. fejezet összesen:	*698 546,1*	*548 268,9*	*150 277,2*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2010. évi előirányzat Kiadás	Bevétel	Támogatás

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Oktatási és Kulturális Minisztérium igazgatása								
	1						Oktatási és Kulturális Minisztérium igazgatása							4 723,0
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	3 396,6		
					2						Munkaadókat terhelő járulékok	812,0		
					3						Dologi kiadások	511,9		
					5						Egyéb működési célú támogatások, kiadások	17,5		
2						Egyetemek, főiskolák								180 740,0
				1						Működési költségvetés			202 472,8	
					1						Személyi juttatások	158 729,5		
					2						Munkaadókat terhelő járulékok	46 885,8		
					3						Dologi kiadások	138 097,3		
					4						Ellátottak pénzbeli juttatásai	31 914,3		
					5						Egyéb működési célú támogatások, kiadások	1 493,8		
				2						Felhalmozási költségvetés			24 684,6	
					1						Intézményi beruházási kiadások	22 315,4		
					2						Felújítás	8 267,1		
					3						Egyéb intézményi felhalmozási kiadások	194,2		
				3						Kölcsönök		89,0	89,0	
3						Közgyűjtemények								10 500,1
				1						Működési költségvetés			3 879,5	
					1						Személyi juttatások	7 667,2		
					2						Munkaadókat terhelő járulékok	2 118,2		
					3						Dologi kiadások	4 335,1		
					5						Egyéb működési célú támogatások, kiadások	93,9		
				2						Felhalmozási költségvetés			60,4	
					1						Intézményi beruházási kiadások	210,1		
					2						Felújítás	14,5		
					3						Egyéb intézményi felhalmozási kiadások	1,0		
4						Művészeti intézmények								5 395,1
				1						Működési költségvetés			1 690,0	
					1						Személyi juttatások	4 840,2		
					2						Munkaadókat terhelő járulékok	1 181,5		
					3						Dologi kiadások	766,5		
					5						Egyéb működési célú támogatások, kiadások	2,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	294,3		
6						Egyéb kulturális intézmények								8 182,9
				1						Működési költségvetés			3 572,7	
					1						Személyi juttatások	5 674,1		
					2						Munkaadókat terhelő járulékok	1 404,6		
					3						Dologi kiadások	3 622,9		
					4						Ellátottak pénzbeli juttatásai	492,9		
					5						Egyéb működési célú támogatások, kiadások	216,1		

Cím-szám	Alcím-szám	Jogcím-csop.-szám	Jogcím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jogcím-csop.-név	Jogcím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
						FEJEZET								
				2						Felhalmozási költségvetés			1 980,0	
					1						Intézményi beruházási kiadások	2 261,8		
					2						Felújítás	56,1		
					3						Egyéb intézményi felhalmozási kiadások	7,1		
				3						Kölcsönök		1,2	1,2	
7						Egyéb oktatási intézmények								3 425,9
				1						Működési költségvetés			5 243,6	
					1						Személyi juttatások	4 622,7		
					2						Munkaadókat terhelő járulékok	1 300,7		
					3						Dologi kiadások	2 022,9		
					5						Egyéb működési célú támogatások, kiadások	687,5		
				2						Felhalmozási költségvetés			42,3	
					1						Intézményi beruházási kiadások	74,0		
					2						Felújítás	4,0		
11						Fejezeti kezelésű előirányzatok								
	1						Beruházás							
		3						Felsőoktatási fejlesztési program						
			9						Eszterházy Károly Főiskola rekonstrukció					55,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	55,0		
			27						Károly Róbert Főiskola rekonstrukció					200,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	200,0		
		4						Kulturális beruházások						
			2						Vári rekonstrukciók (Szent György tér, Mátyás-templom)					400,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	400,0		
			5						Örökségvédelmi fejlesztések					200,0
				2						Felhalmozási költségvetés				
					4						Kormányzati beruházás	200,0		
	2						Normatív finanszírozás							
		1						Felsőoktatási intézmények hallgatóinak juttatásai központi előirányzata						3 645,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 645,0		
		3						Közoktatási célú humánszolgáltatás és kiegészítő támogatás						86 991,3
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	86 991,3		
		7						Hallgatói létszám képzési többlete (állami felsőoktatás)						200,0
				1						Működési költségvetés				
					1						Személyi juttatások	120,0		
					2						Munkaadókat terhelő járulékok	32,4		
					3						Dologi kiadások	47,6		
		8						Egyházi felsőoktatási intézmények hitéleti képzése						2 520,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 520,0		
		10						Hallgatói létszám képzési többlete (egyházi világi képzés)						5 600,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 600,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
		11						Hallgatói létszám képzési többlete (alapítványi felsőoktatás)						2 650,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 650,0		
		17						Gyakorlóiskolák normatív támogatása						195,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	68,0		
	4						Közoktatási feladatok támogatása							
		9						Nem önkormányzati fenntartású közoktatási intézmények központi előirányzata						65,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	65,0		
		18						Érettségi vizsga lebonyolítása						700,0
				1						Működési költségvetés				
					1						Személyi juttatások	300,0		
					2						Munkaadókat terhelő járulékok	81,0		
					3						Dologi kiadások	119,0		
					5						Egyéb működési célú támogatások, kiadások	200,0		
		23						Közoktatás hatékonyságát javító mérés, értékelés						700,0
				1						Működési költségvetés				
					1						Személyi juttatások	400,0		
					2						Munkaadókat terhelő járulékok	108,0		
					3						Dologi kiadások	80,0		
					5						Egyéb működési célú támogatások, kiadások	112,0		
		27						Gyógypedagógiai és nemzetiségi tankönyvellátás, sajátos nevelési igényű gyerekek, tanulók közoktatási ellátásának támogatása						80,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	8,1		
					3						Dologi kiadások	20,3		
					5						Egyéb működési célú támogatások, kiadások	21,6		
		29						Közoktatás speciális feladatainak támogatása						260,0
				1						Működési költségvetés				
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	40,5		
					3						Dologi kiadások	69,5		
		30						Közoktatás Fejlesztési Célelőirányzat						
				1						Működési költségvetés			200,0	
					5						Egyéb működési célú támogatások, kiadások	200,0		
		33						Nemzetiségi oktatási programok						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	7,3		
		34						Nemzeti Tehetség Program						403,9
				1						Működési költségvetés				
					1						Személyi juttatások	150,0		
					2						Munkaadókat terhelő járulékok	40,5		
					3						Dologi kiadások	213,4		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
		35						Teljesítmény motivációs pályázati alap						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	393,0		
					2						Munkaadókat terhelő járulékok	107,0		
	5						Felsőoktatási feladatok támogatása							
		4						Felsőoktatási oktatói-kutatói ösztöndíjak						20,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
		26						Felsőoktatás kiegészítő támogatása						70,0
				1						Működési költségvetés				
					1						Személyi juttatások	55,2		
					2						Munkaadókat terhelő járulékok	14,8		
		33						Felsőoktatási információs rendszerek működtetése EISZ-koordináció						350,0
				1						Működési költségvetés				
					1						Személyi juttatások	47,3		
					2						Munkaadókat terhelő járulékok	12,7		
					5						Egyéb működési célú támogatások, kiadások	290,0		
		34						Felsőoktatási intézmények gazdasági tanácsainak működtetése						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	78,7		
					2						Munkaadókat terhelő járulékok	21,3		
		35						Felsőoktatási szakkollégiumok támogatása						30,0
				1						Működési költségvetés				
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,4		
					3						Dologi kiadások	4,6		
		36						Pedagógus díszdiploma						40,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
		44						Magyar Felsőoktatási Akkreditációs Bizottság támogatása						225,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	225,0		
		45						Felsőoktatási és Tudományos Tanács támogatása						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		46						Egyéb felsőoktatási feladatok támogatása						210,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	210,0		
	7						Egyéb feladatok támogatása							
		4						Esélyegyenlőségi és integrációs programok támogatása						365,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					5						Egyéb működési célú támogatások, kiadások	238,0		
		15						„Útravaló" ösztöndíj program						1 700,0
				1						Működési költségvetés				
					1						Személyi juttatások	200,0		
					2						Munkaadókat terhelő járulékok	54,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
											FEJEZET	2010. évi előirányzat		
					3						Dologi kiadások	40,0		
					5						Egyéb működési célú támogatások, kiadások	1 406,0		
		18						Határon túli oktatási és kulturális feladatok támogatása						500,0
				1						Működési költségvetés				
					1						Személyi juttatások	50,0		
					2						Munkaadókat terhelő járulékok	13,5		
					3						Dologi kiadások	46,5		
					4						Ellátottak pénzbeli juttatásai	200,0		
					5						Egyéb működési célú támogatások, kiadások	190,0		
	10						Alapítványok, közalapítványok támogatása							
		1						Oktatási alapítványok, közalapítványok által ellátott oktatási feladatok és általuk fenntartott intézmények támogatása						821,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	821,1		
		2						Kulturális alapítványok, közalapítványok támogatása						
			1						Magyar Mozgókép Közalapítvány					5 120,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	5 120,0		
			2						Egyéb kulturális alapítványok, közalapítványok támogatása					3 007,9
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 007,9		
		3						Oktatásért Közalapítvány támogatása						32,7
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	32,7		
		4						Nemzeti Kiválóságokért Közalapítvány						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
	11						Nemzetközi kulturális és oktatási kapcsolatok programjai							
		5						Kétoldalú munkatervi feladatok						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	7,3		
					5						Egyéb működési célú támogatások, kiadások	30,0		
		6						Nemzetközi tagdíjak						180,0
				1						Működési költségvetés				
					3						Dologi kiadások	180,0		
		7						EU közösségi programok						75,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	8,1		
					3						Dologi kiadások	16,9		
					5						Egyéb működési célú támogatások, kiadások	20,0		
		9						OECD és EU kötelezettségek						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	30,0		
					2						Munkaadókat terhelő járulékok	8,1		
					3						Dologi kiadások	11,9		

						FEJEZET						2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		10						Kulturális és oktatási szakdiplomáciai feladatok						145,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	18,0		
	12						Felújítások központi támogatása							
		1						Felsőoktatási felújítási programok						100,0
				2						Felhalmozási költségvetés				
					2						Felújítás	100,0		
		3						Nemzeti kulturális intézmények felújítása						20,0
				2						Felhalmozási költségvetés				
					2						Felújítás	20,0		
		4						Pécsi Tudományegyetem kihelyezett képzőhelyének felújítása, Nagykanizsa Megyei Jogú Város Önkormányzata						68,0
				2						Felhalmozási költségvetés				
					2						Felújítás	68,0		
	13						Egyéb fejlesztési támogatás							
		4						Nem állami intézmények felújítás, beruházás						14,4
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	14,4		
	14						PPP programokkal kapcsolatos kiadások							
		1						Hozzájárulás az oktatási-kutatási infrastruktúra bérleti díjához						5 564,6
				1						Működési költségvetés				
					3						Dologi kiadások	5 564,6		
		2						Hozzájárulás a meglévő kollégiumi rekonstrukciók bérleti díjához						3 329,5
				1						Működési költségvetés				
					3						Dologi kiadások	3 329,5		
		3						Hozzájárulás az új diákotthoni férőhelyek bérleti díjához						465,0
				1						Működési költségvetés				
					3						Dologi kiadások	465,0		
		5						Hozzájárulás a berlini Collegium Hungaricum bérleti díjához						122,2
				1						Működési költségvetés				
					3						Dologi kiadások	122,2		
	15						Közhasznú és gazdasági társaságok által ellátott oktatási és kulturális feladatok támogatása							9 317,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	9 317,4		
	19						Kutatás-fejlesztés támogatása							
		2						Felsőoktatási kutatási program						101,7
				1						Működési költségvetés				
					1						Személyi juttatások	61,5		
					2						Munkaadókat terhelő járulékok	16,6		
					3						Dologi kiadások	23,6		
	22						EU tagsággal kapcsolatos feladatok							
		6						EU tagságból eredő szakmai együttműködések						50,0
				1						Működési költségvetés				
					1						Személyi juttatások	39,4		
					2						Munkaadókat terhelő járulékok	10,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
31						Kulturális feladatok és szervezetek támogatása								
	4						Hozzájárulás a Művészetek Palotájának működtetéséhez							8 667,1
				1						Működési költségvetés				
					3						Dologi kiadások	8 667,1		
32						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra								
	7						Közkultúra, kulturális vidékfejlesztés és kisebbségi kultúra támogatása							1 350,0
				1						Működési költségvetés				
					1						Személyi juttatások	100,0		
					2						Munkaadókat terhelő járulékok	27,0		
					3						Dologi kiadások	20,0		
					5						Egyéb működési célú támogatások, kiadások	1 203,0		
	8						PANKKK – Program a Nemzeti Kortárs Könnyűzenei Kultúráért							100,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	100,0		
34						Művészeti tevékenységek								
	4						Művészeti tevékenységek támogatása							2 487,0
				1						Működési költségvetés				
					1						Személyi juttatások	500,0		
					2						Munkaadókat terhelő járulékok	135,0		
					3						Dologi kiadások	50,0		
					5						Egyéb működési célú támogatások, kiadások	1 792,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
	5						Előadóművészeti törvény végrehajtásából adódó feladatok							2 319,7
				1						Működési költségvetés				
					3						Dologi kiadások	220,5		
					5						Egyéb működési célú támogatások, kiadások	2 099,2		
	6						Pécsi Konferencia- és Koncertközpont							50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
35						Civil és non-profit szervezetek támogatása								
	3						Egyéb civil és non-profit szervezetek							86,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	86,5		
	4						Oktatási társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok							152,2
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	10,8		
					3						Dologi kiadások	5,0		
					5						Egyéb működési célú támogatások, kiadások	96,4		
	5						Kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok							
		1						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása						597,4
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	597,4		
		2						Egyéb kulturális társadalmi szervezetek, szövetségek, testületek, egyesületek, bizottságok támogatása						93,9
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	1,3		
					3						Dologi kiadások	2,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	85,6		
		6						Rádió C						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
		7						Rajkó Művészeti Együttes						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
		8						100 Tagú Cigányzenekar						35,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
		9						Első Roma Tájház						30,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	30,0		
	39						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi közgyűjtemények és közművelődési intézmények						652,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	652,0		
		4						Hittanoktatás						3 008,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	3 008,0		
		5						Egyházi alapintézmény-működés, Szja rendelkezése és kiegészítése						8 212,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	8 212,5		
		6						Átadásra nem került ingatlanok utáni járadék						10 046,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10 046,2		
		8						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka						1 555,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	1 555,0		
		10						Egyházi oktatási és kulturális célú támogatás						45,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	45,0		
	50						Fejezeti tartalék							
		1						Fejezeti általános tartalék				280,0		280,0
											1–11. cím összesen:	*634 435,3*	*243 931,1*	*390 504,2*
15						Kormányzati rendkívüli kiadások								
	1						Volt egyházi ingatlanok tulajdoni helyzetének rendezése					2 500,0		
											XX. fejezet összesen:	*636 935,3*	*243 931,1*	*390 504,2*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	2010. évi előirányzat Bevétel	2010. évi előirányzat Támogatás
											FEJEZET			

XXI. EGÉSZSÉGÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Egészségügyi Minisztérium igazgatása								
	1						EüM Központi Igazgatás							1 653,1
				1						Működési költségvetés			46,8	
					1						Személyi juttatások	1 269,1		
					2						Munkaadókat terhelő járulékok	315,0		
					3						Dologi kiadások	105,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	9,9		
	2						EüM Engedélyezési és Közigazgatási Hivatal							8 125,9
				1						Működési költségvetés			117,5	
					1						Személyi juttatások	135,5		
					2						Munkaadókat terhelő járulékok	34,7		
					3						Dologi kiadások	59,9		
					5						Egyéb működési célú támogatások, kiadások	8 011,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,4		
2						Állami Népegészségügyi és Tisztiorvosi Szolgálat								
	1						Országos Tisztifőorvosi Hivatal és intézményei							15 383,8
				1						Működési költségvetés			4 603,1	
					1						Személyi juttatások	12 723,0		
					2						Munkaadókat terhelő járulékok	3 394,5		
					3						Dologi kiadások	3 206,5		
					5						Egyéb működési célú támogatások, kiadások	296,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	327,7		
					2						Felújítás	38,6		
3						Szak- és továbbképző intézmények, könyvtárak, dokumentációs központok, kutatóintézetek								976,0
				1						Működési költségvetés			527,0	
					1						Személyi juttatások	856,3		
					2						Munkaadókat terhelő járulékok	207,0		
					3						Dologi kiadások	178,3		
					5						Egyéb működési célú támogatások, kiadások	210,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,5		
4						Gyógyító-megelőző ellátás országos szakintézetei								1 692,4
				1						Működési költségvetés			35 012,6	
					1						Személyi juttatások	12 940,5		
					2						Munkaadókat terhelő járulékok	3 453,8		
					3						Dologi kiadások	17 436,7		
					5						Egyéb működési célú támogatások, kiadások	13,3		
				2						Felhalmozási költségvetés			600,0	
					1						Intézményi beruházási kiadások	2 131,9		
					2						Felújítás	707,8		
					3						Egyéb intézményi felhalmozási kiadások	611,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
											FEJEZET			
				3						Kölcsönök		10,0		
5						Országos Mentőszolgálat								526,4
				1						Működési költségvetés			22 858,7	
					1						Személyi juttatások	15 105,4		
					2						Munkaadókat terhelő járulékok	3 983,9		
					3						Dologi kiadások	3 717,6		
					5						Egyéb működési célú támogatások, kiadások	578,2		
7						Országos Vérellátó Szolgálat								2 017,5
				1						Működési költségvetés			8 725,9	
					1						Személyi juttatások	3 953,7		
					2						Munkaadókat terhelő járulékok	998,6		
					3						Dologi kiadások	5 358,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	413,0		
					2						Felújítás	20,0		
8						Egészségbiztosítási Felügyelet								437,0
				1						Működési költségvetés			323,5	
					1						Személyi juttatások	451,5		
					2						Munkaadókat terhelő járulékok	121,4		
					3						Dologi kiadások	167,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	20,0		
10						Fejezeti kezelésű előirányzatok								
	2						Egészségügyi ágazati célelőirányzatok							
		1						Oltóanyag beszerzés						4 026,0
				1						Működési költségvetés				
					3						Dologi kiadások	4 026,0		
		2						Egészségügyi ellátási és fejlesztési feladatok						823,8
				1						Működési költségvetés				
					1						Személyi juttatások	457,6		
					2						Munkaadókat terhelő járulékok	123,5		
					3						Dologi kiadások	190,8		
					5						Egyéb működési célú támogatások, kiadások	22,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	29,1		
		3						Légimentés eszközpark bérlésével összefüggő kiadások						828,2
				1						Működési költségvetés				
					3						Dologi kiadások	828,2		
		5						H1N1 típusú influenza vakcina beszerzése						3 746,0
				1						Működési költségvetés				
					3						Dologi kiadások	3 746,0		
		9						Altató-, lélegeztetőgép, monitor bérlésével összefüggő kiadások						1 364,0
				1						Működési költségvetés				
					3						Dologi kiadások	1 364,0		
		11						Regionális ágazati feladatok támogatása						30,0
				1						Működési költségvetés				
					1						Személyi juttatások	7,8		
					2						Munkaadókat terhelő járulékok	2,1		
					3						Dologi kiadások	4,3		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név / Alcím-név / Jog-cím-csop.-név / Jog-cím-név / Előir.-csop.-név / Kiemelt előirányzat neve (FEJEZET)	2010. évi előirányzat Kiadás	Bevétel	Támogatás
					5	Egyéb működési célú támogatások, kiadások	15,8		
		13				Kisforgalmú gyógyszertárak működtetési támogatása			
				1		Működési költségvetés		160,0	
					5	Egyéb működési célú támogatások, kiadások	160,0		
		41				Központi intézmények felújítása			
			1			Intézményi felújítások			100,0
				2		Felhalmozási költségvetés			
					2	Felújítás	100,0		
	11					Nemzetközi kapcsolatokból eredő kötelezettségek			
		1				Nemzetközi szervezetek tagdíjai és egyéb támogatásai			220,8
				1		Működési költségvetés			
					3	Dologi kiadások	220,8		
	17					Köztestületek és egyéb társadalmi szervek támogatásai			45,0
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	45,0		
	20					Társadalmi szervezetek támogatása			
		10				Magyar Vöröskereszt támogatása			173,5
				1		Működési költségvetés			
					5	Egyéb működési célú támogatások, kiadások	173,5		
	22					Fejezeti tartalék			
		1				Fejezeti általános tartalék	104,8		104,8
						XXI. fejezet összesen:	*115 249,3*	*72 975,1*	*42 274,2*

XXII. PÉNZÜGYMINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Név	Kiadás	Bevétel	Támogatás
1						Pénzügyminisztérium igazgatása			
	1					Pénzügyminisztérium igazgatása			3 009,2
				1		Működési költségvetés		831,2	
					1	Személyi juttatások	2 899,9		
					2	Munkaadókat terhelő járulékok	700,8		
					3	Dologi kiadások	237,4		
					5	Egyéb működési célú támogatások, kiadások	2,3		
4						PM Informatikai Szolgáltató Központ			348,6
				1		Működési költségvetés			
					1	Személyi juttatások	243,7		
					2	Munkaadókat terhelő járulékok	58,1		
					3	Dologi kiadások	40,8		
				2		Felhalmozási költségvetés			
					1	Intézményi beruházási kiadások	6,0		
5						Adó- és Pénzügyi Ellenőrzési Hivatal			90 630,8
				1		Működési költségvetés		425,0	
					1	Személyi juttatások	53 923,1		
					2	Munkaadókat terhelő járulékok	14 015,4		
					3	Dologi kiadások	22 129,9		
					5	Egyéb működési célú támogatások, kiadások	35,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			25,0	
					1						Intézményi beruházási kiadások	555,3		
					2						Felújítás	422,0		
6						Vám- és Pénzügyőrség								37 007,0
				1						Működési költségvetés			2 015,7	
					1						Személyi juttatások	21 488,4		
					2						Munkaadókat terhelő járulékok	5 685,3		
					3						Dologi kiadások	8 779,1		
					5						Egyéb működési célú támogatások, kiadások	2 644,0		
				2						Felhalmozási költségvetés			20,0	
					1						Intézményi beruházási kiadások	251,5		
					2						Felújítás	60,0		
					5						Lakástámogatás	134,4		
				3						Kölcsönök		85,0	85,0	
10						Magyar Államkincstár								17 258,2
				1						Működési költségvetés			5 644,1	
					1						Személyi juttatások	13 647,7		
					2						Munkaadókat terhelő járulékok	3 709,0		
					3						Dologi kiadások	5 342,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	139,6		
					2						Felújítás	41,5		
				3						Kölcsönök	21,8		
12						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		1						Fejezeti informatikai nagyprojektek üzemeltetése						2 400,0
				1						Működési költségvetés				
					3						Dologi kiadások	2 400,0		
		5						Kárrendezési célelőirányzat						
			1						Függő kár kifizetés					410,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	410,0		
			2						Járadék kifizetés					2 050,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	2 050,0		
			3						Tőkésítésre kifizetés					40,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	40,0		
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez						108,4
				1						Működési költségvetés				
					1						Személyi juttatások	21,4		
					2						Munkaadókat terhelő járulékok	5,7		
					3						Dologi kiadások	12,4		
					5						Egyéb működési célú támogatások, kiadások	68,9		
		12						Általános gyermek és ifjúsági balesetbiztosítás biztosítási díja						88,5
				1						Működési költségvetés				
					3						Dologi kiadások	88,5		
		33						ÁBPE Módszertani és Képzési Központ működtetése						18,0
				1						Működési költségvetés				

						FEJEZET						2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					1						Személyi juttatások	6,0		
					2						Munkaadókat terhelő járulékok	1,6		
					3						Dologi kiadások	10,4		
	6						Kincstári számlavezetési díj kiadásaira							13,0
				1						Működési költségvetés				
					3						Dologi kiadások	13,0		
	10						Fejezeti tartalék							
		1						Fejezeti általános tartalék				488,0		488,0
											1–12. cím összesen:	*162 915,7*	*9 046,0*	*153 869,7*
13						Pénzügyi Szervezetek Állami Felügyelete								
	1						Pénzügyi Szervezetek Állami Felügyelete							
				1						Működési költségvetés			10 101,0	
					1						Személyi juttatások	5 037,6		
					2						Munkaadókat terhelő járulékok	1 443,9		
					3						Dologi kiadások	2 701,6		
					5						Egyéb működési célú támogatások, kiadások	479,6		
				2						Felhalmozási költségvetés			3,6	
					1						Intézményi beruházási kiadások	540,9		
					2						Felújítás	1,0		
				3						Kölcsönök		50,0	150,0	
											13. cím összesen:	*10 254,6*	*10 254,6*	
14						Kormányzati Ellenőrzési Hivatal								
	1						Kormányzati Ellenőrzési Hivatal							1 303,7
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	864,7		
					2						Munkaadókat terhelő járulékok	221,0		
					3						Dologi kiadások	221,0		
											14. cím összesen:	*1 306,7*	*3,0*	*1 303,7*
15						Vállalkozások folyó támogatása								
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			225,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
	3						Normatív támogatások							
		2						Megváltozott munkaképességűek kereset-kiegészítése				650,0		
		3						Eximbank Zrt. kamatkiegyenlítése				5 500,0		
16						Fogyasztói árkiegészítés						108 500,0		
17						Egyéb költségvetési kiadások								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				1 000,0		
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				1 500,0		
		7						Védelmi felkészítés előirányzatai						

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
			1						Honvédelmi-, katasztrófavédelmi- és gazdasági felkészülés központi kiadásai			550,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			900,0		
		9						Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség				5 000,0		
		11						Egyéb vegyes kiadások				3 900,0		
		12						1% SZJA közcélú felhasználása				10 000,0		
		19						Mehib és Eximbank behajtási jutaléka				2,5		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				10,0		
18						Állam által vállalt kezesség és viszontgarancia érvényesítése								
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség							
		1						Eximbank Zrt. által vállalt export-hitel garanciaügyletekből eredő fizetési kötelezettség				465,0		
		2						Eximbank Zrt. által vállalt egyéb export célú garanciaügyletekből eredő fizetési kötelezettség				465,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					1 500,0		
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					15 200,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					1 449,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					350,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					500,0		
	14						A „fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					400,0		
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					50,0		
24						Kormányzati rendkívüli kiadások								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				3 149,0		
		2						Az 1947-es Párizsi Békeszerződésből eredő kárpótlás				1 927,0		
		3						Pénzbeli kárpótlás folyósítási költségei				101,0		
	4						Pénzügyigazgatás korszerűsítése					3 357,3		
26						Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz								
	1						Nyugdíjbiztosítási Alap támogatása							
		1						Magánnyugdíjpénztári tagdíjfizetés miatti járulékkiesés pótlására				372 380,0		
		2						Nyugdíjbiztosítási Alap kiadásainak támogatása				197 855,8		
		3						GYES-en, GYET-en és rehabilitációs járadékon lévők után nyugdíjbiztosítási járulék megtérítése a Nyugdíjbiztosítási Alapnak				20 938,4		
		7						Korkedvezmény-biztosítási járulék címen átadott pénzeszköz				3 844,5		
	2						Egészségbiztosítási Alap támogatása							
		4						Központi költségvetésből járulék címen átadott pénzeszköz				611 771,0		
28						Nemzetközi elszámolások kiadásai								
	1						Nemzetközi tagdíjak							
		4						Tagdíj az ET Társadalomfejlesztési Alapjához				4,1		
		7						Bruegel tagdíj				28,3		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				1 020,7		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				99,1		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				34,0		
		4						EU Szomszédsági Beruházási Eszköz				90,6		
		5						Hozzájárulás az IMF Libéria-Alapjához				1 670,9		
	3						Egyéb kiadások					35,0		
29						Hozzájárulás az EU költségvetéséhez								
	1						Áfa alapú hozzájárulás					31 156,3		
	2						GNI alapú hozzájárulás					175 594,8		
	3						Brit korrekció					12 432,8		
	4						Hollandia és Svédország számára teljesítendő bruttó GNI csökkentés					1 575,3		

											FEJEZET	2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
31						Központosított bevételek								
	1						Kárrendezési célelőirányzat befizetése						5,0	
	2						Szerencsejátékok szervezésével kapcsolatos díj- és bírságbevételek						4 200,0	
	3						Közúti bírságbevételek						1 500,0	
32						Adósság-átvállalás és tartozás-elengedés								
	1						Várpalota és Régiója Környezetvédelmi Rehabilitációs Programra létrehozott céltársulás 2010. évi kölcsöntörlesztésének részleges elengedése					73,1		
33						Alapok támogatása								
	1						Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása					14,8		
											XXII. fejezet összesen:	*1 771 753,3*	*25 008,6*	*155 173,4*

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Kiemelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Szociális és Munkaügyi Minisztérium igazgatása								3 767,3
				1						Működési költségvetés			357,8	
					1						Személyi juttatások	2 772,1		
					2						Munkaadókat terhelő járulékok	748,4		
					3						Dologi kiadások	578,7		
				2						Felhalmozási költségvetés			40,0	
					1						Intézményi beruházási kiadások	65,9		
2						Foglalkoztatási és Szociális Hivatal								473,8
				1						Működési költségvetés			2 463,9	
					1						Személyi juttatások	1 312,4		
					2						Munkaadókat terhelő járulékok	353,6		
					3						Dologi kiadások	1 244,5		
				2						Felhalmozási költségvetés			41,9	
					1						Intézményi beruházási kiadások	60,9		
					2						Felújítás	8,2		
3						Regionális Munkaügyi Központok								
				1						Működési költségvetés			19 722,2	
					1						Személyi juttatások	12 806,5		
					2						Munkaadókat terhelő járulékok	3 457,7		
					3						Dologi kiadások	3 458,0		
				2						Felhalmozási költségvetés			104,0	
					1						Intézményi beruházási kiadások	104,0		
4						Országos Munkavédelmi és Munkaügyi Főfelügyelőség								4 107,9
				1						Működési költségvetés			2 886,5	
					1						Személyi juttatások	3 939,2		
					2						Munkaadókat terhelő járulékok	1 063,6		
					3						Dologi kiadások	1 481,6		
					5						Egyéb működési célú támogatások, kiadások	291,1		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				2						Felhalmozási költségvetés			87,3	
					1						Intézményi beruházási kiadások	270,0		
					2						Felújítás	6,7		
				3						Kölcsönök		29,5		
5						Regionális képző központok								279,6
				1						Működési költségvetés			4 356,0	
					1						Személyi juttatások	1 604,0		
					2						Munkaadókat terhelő járulékok	431,8		
					3						Dologi kiadások	2 599,8		
				2						Felhalmozási költségvetés			149,0	
					1						Intézményi beruházási kiadások	147,0		
					2						Felújítás	2,0		
6						Nemzeti Szakképzési és Felnőttképzési Intézet								135,8
				1						Működési költségvetés			3 770,8	
					1						Személyi juttatások	897,0		
					2						Munkaadókat terhelő járulékok	242,2		
					3						Dologi kiadások	2 295,8		
					5						Egyéb működési célú támogatások, kiadások	471,6		
				2						Felhalmozási költségvetés			61,9	
					1						Intézményi beruházási kiadások	51,6		
					2						Felújítás	10,0		
					3						Egyéb intézményi felhalmozási kiadások	0,3		
7						Egyenlő Bánásmód Hatóság								198,5
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	117,1		
					2						Munkaadókat terhelő járulékok	31,6		
					3						Dologi kiadások	51,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,1		
8						Szociálpolitikai és Munkaügyi Intézet								715,8
				1						Működési költségvetés			2,7	
					1						Személyi juttatások	411,8		
					2						Munkaadókat terhelő járulékok	111,1		
					3						Dologi kiadások	146,6		
					5						Egyéb működési célú támogatások, kiadások	49,0		
11						Nemzeti Fogyasztóvédelmi Hatóság								3 082,5
				1						Működési költségvetés			34,8	
					1						Személyi juttatások	1 797,6		
					2						Munkaadókat terhelő járulékok	485,3		
					3						Dologi kiadások	834,4		
12						Állami szociális intézetek								2 063,5
				1						Működési költségvetés			277,3	
					1						Személyi juttatások	1 257,6		
					2						Munkaadókat terhelő járulékok	339,7		
					3						Dologi kiadások	681,1		
					4						Ellátottak pénzbeli juttatásai	4,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	57,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
13						Gyermek- és ifjúságvédelem intézetei								3 777,7
				1						Működési költségvetés			170,7	
					1						Személyi juttatások	2 230,2		
					2						Munkaadókat terhelő járulékok	602,0		
					3						Dologi kiadások	1 044,0		
					4						Ellátottak pénzbeli juttatásai	63,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	8,5		
14						Országos Rehabilitációs és Szociális Szakértői Intézet								2 859,0
				1						Működési költségvetés			706,6	
					1						Személyi juttatások	2 140,2		
					2						Munkaadókat terhelő járulékok	577,8		
					3						Dologi kiadások	837,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	10,0		
16						Fejezeti kezelésű előirányzatok								
	3						Állami Foglalkoztatási Szolgálat fejlesztési program							
				1						Működési költségvetés			698,8	
					3						Dologi kiadások	698,8		
				2						Felhalmozási költségvetés			789,4	
					1						Intézményi beruházási kiadások	789,4		
	4						Állami Foglalkoztatási Szolgálat működtetésének kiegészítése							
				1						Működési költségvetés			125,4	
					1						Személyi juttatások	54,6		
					2						Munkaadókat terhelő járulékok	14,7		
					3						Dologi kiadások	56,1		
	7						PHARE programok és az átmeneti támogatás programjai							
		3						Átmeneti támogatással megvalósuló programok						
			1						Civil szervezetek és az Anti-diszkriminációs törvény alkalmazása					
				1						Működési költségvetés			113,0	
					3						Dologi kiadások	13,0		
					5						Egyéb működési célú támogatások, kiadások	100,0		
	8						A szegénység és társadalmi kirekesztés elleni küzdelem európai éve							86,3
				1						Működési költségvetés			86,3	
					5						Egyéb működési célú támogatások, kiadások	172,6		
	13						Ágazati információs és tanácsadói szolgáltatások							200,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	200,0		
	14						ESZA Nonprofit Kft. pályázatkezelő szervezet támogatása							791,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	791,0		
	37						MÁK tranzakciós díj							6,0
				1						Működési költségvetés				
					3						Dologi kiadások	6,0		
	38						Megváltozott munkaképességűek foglalkoztatásának támogatása							
		1						Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás						12 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	6,0		
					5						Egyéb működési célú támogatások, kiadások	11 994,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Megváltozott munkaképességűek foglalkoztatásával összefüggő költségkompenzáció						30 300,0
				1						Működési költségvetés				
					1						Személyi juttatások	34,0		
					2						Munkaadókat terhelő járulékok	11,5		
					3						Dologi kiadások	137,0		
					5						Egyéb működési célú támogatások, kiadások	30 117,5		
		3						Szociális intézményi foglalkoztatás támogatása						3 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	3,0		
					5						Egyéb működési célú támogatások, kiadások	2 997,0		
	40						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok							960,0
				1						Működési költségvetés				
					1						Személyi juttatások	17,8		
					2						Munkaadókat terhelő járulékok	5,6		
					3						Dologi kiadások	300,0		
					5						Egyéb működési célú támogatások, kiadások	636,6		
	41						Gyermek és ifjúsági szakmai feladatok							
		1						Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok						
			1						Zánkai Gyermek és Ifjúsági Centrum Nonprofit Kft.					380,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	340,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	40,0		
			2						Budapesti Európai Ifjúsági Központ fejlesztése					28,8
				2						Felhalmozási költségvetés				
					2						Felújítás	28,8		
		3						Ifjúságpolitikai feladatok támogatása						
			1						Gyermek és ifjúsági célú pályázatok					100,0
				1						Működési költségvetés				
					3						Dologi kiadások	6,0		
					5						Egyéb működési célú támogatások, kiadások	94,0		
			2						Gyermek és ifjúsági szakmafejlesztési célok					96,1
				1						Működési költségvetés				
					1						Személyi juttatások	6,9		
					2						Munkaadókat terhelő járulékok	2,2		
					3						Dologi kiadások	11,2		
					5						Egyéb működési célú támogatások, kiadások	75,8		
			4						Gyermek és Ifjúsági Alapprogram támogatása					220,0
				1						Működési költségvetés				
					1						Személyi juttatások	3,2		
					2						Munkaadókat terhelő járulékok	1,0		
					3						Dologi kiadások	1,1		
					5						Egyéb működési célú támogatások, kiadások	214,7		
	42						Fogyasztóvédelmi intézmények rendszeres támogatása							
		1						Békéltető testületek támogatása						375,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	375,0		
		2						Fogyasztóvédelmi társadalmi szervezetek támogatása						308,8
				1						Működési költségvetés				

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú támogatások, kiadások	308,8		
			3						Európai Fogyasztói Központ Magyarország támogatása					27,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,0		
	44						Szociális szolgáltatások							
		1						Szociális alap és szakosított ellátások, módszertani feladatok támogatása						936,0
				1						Működési költségvetés			5,0	
					1						Személyi juttatások	110,0		
					2						Munkaadókat terhelő járulékok	35,2		
					3						Dologi kiadások	176,0		
					5						Egyéb működési célú támogatások, kiadások	439,8		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	180,0		
			2						A kisösszegű, közösségi kölcsönzés rendszerének kiépítése és működtetése					135,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	135,0		
	46						Egyes pénzbeli támogatások							
			1						Otthonteremtési támogatás					1 745,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 744,0		
			3						Gyermektartásdíjak megelőlegezése					1 272,6
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 271,6		
			5						Mozgáskorlátozottak közlekedési támogatása					1 250,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 249,0		
			6						Mozgáskorlátozottak szerzési és átalakítási támogatása					1 600,0
				1						Működési költségvetés				
					3						Dologi kiadások	1,0		
					5						Egyéb működési célú támogatások, kiadások	1 599,0		
			7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása					261,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	261,0		
	47						Gyermekjóléti és gyermekvédelmi szolgáltatások fejlesztése, módszertani feladatok ellátása							475,0
				1						Működési költségvetés				
					1						Személyi juttatások	40,0		
					2						Munkaadókat terhelő járulékok	12,8		
					3						Dologi kiadások	3,5		
					5						Egyéb működési célú támogatások, kiadások	308,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	50,0		
					3						Egyéb intézményi felhalmozási kiadások	60,0		
	48						Szociális célú humánszolgáltatások							
			1						Szociális célú humánszolgáltatások normatív állami támogatása					28 185,1
				1						Működési költségvetés				
					3						Dologi kiadások	15,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
					5						Egyéb működési célú támogatások, kiadások	28 170,1		
		3						Egyházi szociális intézményi normatíva kiegészítése						6 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	5 990,0		
		4						Támogató szolgáltatások, közösségi ellátások, és jelzőrendszeres házi segítségnyújtás finanszírozása						7 275,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	7 275,2		
	51						Társadalmi kohéziót erősítő tárcaközi integrációs programok							
		1						Országos Fogyatékosügyi Tanács működtetése						9,0
				1						Működési költségvetés				
					3						Dologi kiadások	9,0		
		2						A társadalmi kirekesztés elleni küzdelem, a társadalmi egyenlőtlenségek csökkentését elősegítő programok támogatása						40,0
				1						Működési költségvetés				
					1						Személyi juttatások	8,5		
					2						Munkaadókat terhelő járulékok	2,6		
					3						Dologi kiadások	28,9		
		5						Roma telepeken élők lakhatási és szociális integrációs programja						1 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	60,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	940,0		
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása						527,5
				1						Működési költségvetés				
					1						Személyi juttatások	22,5		
					2						Munkaadókat terhelő járulékok	7,2		
					3						Dologi kiadások	6,4		
					5						Egyéb működési célú támogatások, kiadások	491,4		
		9						Roma Integráció Évtizede Program végrehajtása						100,0
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	3,2		
					3						Dologi kiadások	22,0		
					5						Egyéb működési célú támogatások, kiadások	64,8		
		10						Roma Oktatási Alap						85,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	85,0		
	52						Civil szervezetekhez kapcsolódó feladatok							
		1						Civil szervezetek, kapcsolódó feladatok támogatása						161,0
				1						Működési költségvetés				
					1						Személyi juttatások	27,0		
					2						Munkaadókat terhelő járulékok	8,6		
					3						Dologi kiadások	24,4		
					5						Egyéb működési célú támogatások, kiadások	101,0		
		2						Nemzeti Civil Alapprogram						7 000,0
				1						Működési költségvetés				
					3						Dologi kiadások	560,0		
					5						Egyéb működési célú támogatások, kiadások	6 440,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
53						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése								
	1						Az egyenlő bánásmód és az esélyegyenlőség fejlesztése terén egyes kiemelt feladatok támogatása							545,0
				1						Működési költségvetés			5,0	
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	6,1		
					3						Dologi kiadások	134,0		
					5						Egyéb működési célú támogatások, kiadások	394,9		
	2						Idősügyi programok							130,0
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	3,0		
					3						Dologi kiadások	34,0		
					5						Egyéb működési célú támogatások, kiadások	88,0		
54						Alapítványok támogatása								
	1						Magyarországi Cigányokért Közalapítvány							315,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	315,0		
	3						Fogyatékos Személyek Esélyegyenlőségéért Közalapítvány támogatása							190,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	190,0		
	7						Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz							3 200,0
				1						Működési költségvetés				
					3						Dologi kiadások	2,0		
					5						Egyéb működési célú támogatások, kiadások	3 198,0		
55						Társadalmi szervezetek támogatása								
	1						Értelmi Fogyatékossággal Élők és Segítőik Országos Szövetségének támogatása							70,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	70,0		
	2						Siketek és Nagyothallók Országos Szövetsége támogatása							70,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	70,0		
	3						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége támogatása							105,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	105,0		
	4						Magyar Vakok és Gyengénlátók Országos Szövetsége támogatása							97,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	97,5		
	5						Fogyatékos személyek országos és regionális szervezeteinek támogatása							350,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	350,0		
	15						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége							15,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	15,0		
	16						Autisták Országos Szövetsége							40,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	40,0		
58						Nemzetközi kapcsolatokból eredő kötelezettségek								
	1						Nemzetközi szervezetek tagdíjai, nemzetközi szervezetekkel való együttműködésből eredő kötelezettségek teljesítése							206,0

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
				1						Működési költségvetés				
					3						Dologi kiadások	206,0		
		3						ÚMFT-s fejlesztések előkészítése, projektek kidolgozása						40,0
				1						Működési költségvetés				
					1						Személyi juttatások	15,0		
					2						Munkaadókat terhelő járulékok	5,0		
					3						Dologi kiadások	20,0		
	60						Szociálpolitikai társadalmi szervezetek támogatása							
		1						Betegjogi, Ellátottjogi és Gyermekjogi Közalapítvány						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
		2						Nemzetközi Pikler Emmi Közalapítvány						38,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	35,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	3,2		
		3						Kék Vonal Gyermekkrízis Alapítvány						29,6
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	27,2		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	2,4		
		4						Nagycsaládosok Országos Egyesülete						25,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	25,0		
		5						Magyar Lelki Elsősegély Telefonszolgálatok Országos Szövetsége						20,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,1		
		6						Magyar Gyermek és Ifjúsági Telefonszolgálatok Országos Szövetsége						7,8
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	7,8		
		7						Hajléktalanokért Közalapítvány						327,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	252,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	75,0		
		8						Összefogás a Budapesti Lakástalanokért és Hajléktalan Emberekért Közalapítvány						280,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
				2						Felhalmozási költségvetés				
					3						Egyéb intézményi felhalmozási kiadások	30,0		
		9						Magyar Máltai Szeretetszolgálat						250,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	250,0		
		10						Magyar Tanya és Falugondnoki Szolgálat						20,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20,0		
		11						Baptista Szeretetszolgálat Alapítvány						28,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	28,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	FEJEZET 2010. évi előirányzat Kiadás	Bevétel	Támogatás
	61						OÉT tagszervezetek szakmai programjainak támogatása							
				1						Működési költségvetés			1 674,2	
					3						Dologi kiadások	6,0		
					5						Egyéb működési célú támogatások, kiadások	1 668,2		
				2						Felhalmozási költségvetés			80,0	
					3						Egyéb intézményi felhalmozási kiadások	80,0		
	63						ÁPB-k szakmai programjainak támogatása							
				1						Működési költségvetés			245,2	
					1						Személyi juttatások	20,0		
					2						Munkaadókat terhelő járulékok	5,5		
					3						Dologi kiadások	219,7		
	92						Hozzájárulás a lakossági energiaköltségekhez							20 000,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	20 000,0		
	99						Fejezeti tartalék							
		1						Fejezeti általános tartalék				41,7		41,7
											1–16. cím összesen:	*194 147,4*	*39 058,7*	*155 088,7*
20						Családi támogatások								
	1						Családi pótlék					364 699,0		
	2						Anyasági támogatás					5 988,0		
	3						Gyermekgondozási segély					62 047,0		
	5						Gyermeknevelési támogatás					15 878,0		
	6						Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése					1 614,0		
	7						Pénzbeli gyermekvédelmi támogatások					6 300,0		
	8						Életkezdési támogatás					5 310,0		
21						Egyéb szociális ellátások és költségtérítések								
	2						Jövedelempótló és jövedelemkiegészítő szociális támogatások							
		1						Rokkantsági járadék				13 076,0		
		2						Megváltozott munkaképességűek járadéka				67 949,0		
		3						Egészségkárosodási járadék				2 454,0		
		4						Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése				7 269,0		
		5						Mezőgazdasági járadék				4 549,0		
		6						Fogyatékossági támogatás és a vakok személyi járadéka				30 421,0		
		8						Politikai rehabilitációs és más nyugdíj-kiegészítések				21 341,0		
		9						Házastársi pótlék				5 088,0		
		13						Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)				110,0		
	3						Különféle jogcímen adott térítések							
		1						Közgyógyellátás				21 000,0		
		2						Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás				3 900,0		
		3						Terhesség-megszakítás				1 600,0		
	4						Folyósított ellátások utáni térítés					1 550,0		
											XXVI. fejezet összesen:	*836 290,4*	*39 058,7*	*155 088,7*

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás

XXX. GAZDASÁGI VERSENYHIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Gazdasági Versenyhivatal igazgatása								1 407,8
				1						Működési költségvetés				
					1						Személyi juttatások	979,0		
					2						Munkaadókat terhelő járulékok	249,0		
					3						Dologi kiadások	176,8		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	3,0		
											XXX. fejezet összesen:	*1 407,8*		*1 407,8*

XXXI. KÖZPONTI STATISZTIKAI HIVATAL

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Központi Statisztikai Hivatal								10 190,7
				1						Működési költségvetés			454,1	
					1						Személyi juttatások	6 167,8		
					2						Munkaadókat terhelő járulékok	1 656,7		
					3						Dologi kiadások	2 584,8		
					5						Egyéb működési célú támogatások, kiadások	23,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	200,0		
					2						Felújítás	12,5		
				3						Kölcsönök	28,7	28,7	
4						KSH Könyvtár								180,7
				1						Működési költségvetés			3,0	
					1						Személyi juttatások	123,0		
					2						Munkaadókat terhelő járulékok	32,1		
					3						Dologi kiadások	27,6		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,5		
					2						Felújítás	0,5		
5						KSH Népességtudományi Kutató Intézet								90,3
				1						Működési költségvetés			19,6	
					1						Személyi juttatások	75,9		
					2						Munkaadókat terhelő járulékok	20,4		
					3						Dologi kiadások	13,6		
6						Fejezeti kezelésű előirányzatok								
	3						Népszámlálás							751,1
				1						Működési költségvetés				
					1						Személyi juttatások	161,4		
					2						Munkaadókat terhelő járulékok	39,2		
					3						Dologi kiadások	550,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	4						Általános Mezőgazdasági Összeírás							2 200,0
				1						Működési költségvetés				
					1						Személyi juttatások	1 629,5		
					2						Munkaadókat terhelő járulékok	395,9		
					3						Dologi kiadások	174,6		
	5						Nemzetközi tagdíjak							0,3
				1						Működési költségvetés				
					3						Dologi kiadások	0,3		
											XXXI. fejezet összesen:	*13 918,5*	*505,4*	*13 413,1*

XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA

1						MTA Titkársága								
	1						MTA Titkárság Igazgatása							1 219,8
				1						Működési költségvetés			10,2	
					1						Személyi juttatások	878,3		
					2						Munkaadókat terhelő járulékok	223,0		
					3						Dologi kiadások	128,4		
					5						Egyéb működési célú támogatások, kiadások	0,3		
				3						Kölcsönök		15,0	15,0	
	2						MTA Doktori Tanács Titkársága és Bolyai ösztöndíjak							4 515,1
				1						Működési költségvetés			18,8	
					1						Személyi juttatások	3 940,6		
					2						Munkaadókat terhelő járulékok	549,5		
					3						Dologi kiadások	43,8		
	3						Akadémikusi tiszteletdíjak és hozzátartozói ellátási díjak							2 125,4
				1						Működési költségvetés				
					1						Személyi juttatások	1 917,3		
					2						Munkaadókat terhelő járulékok	206,4		
					3						Dologi kiadások	1,7		
	4						MTA Köztestületi feladatok							153,0
				1						Működési költségvetés				
					1						Személyi juttatások	45,0		
					2						Munkaadókat terhelő járulékok	7,5		
					3						Dologi kiadások	94,8		
					5						Egyéb működési célú támogatások, kiadások	5,7		
2						MTA Széchenyi Irodalmi és Művészeti Akadémia								13,5
				1						Működési költségvetés			2,4	
					1						Személyi juttatások	9,8		
					2						Munkaadókat terhelő járulékok	2,6		
					3						Dologi kiadások	2,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,6		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
3						MTA Könyvtára								505,8
				1						Működési költségvetés			25,5	
					1						Személyi juttatások	243,8		
					2						Munkaadókat terhelő járulékok	65,3		
					3						Dologi kiadások	173,7		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,0		
					2						Felújítás	47,5		
4						MTA Matematikai és természettudományi kutatóintézetek								7 451,9
				1						Működési költségvetés			4 551,5	
					1						Személyi juttatások	7 028,3		
					2						Munkaadókat terhelő járulékok	1 890,5		
					3						Dologi kiadások	2 629,0		
					5						Egyéb működési célú támogatások, kiadások	18,9		
				2						Felhalmozási költségvetés			137,6	
					1						Intézményi beruházási kiadások	346,8		
					2						Felújítás	227,5		
5						MTA Élettudományi kutatóintézetek								4 406,1
				1						Működési költségvetés			2 879,6	
					1						Személyi juttatások	4 103,0		
					2						Munkaadókat terhelő járulékok	1 146,3		
					3						Dologi kiadások	1 596,1		
					5						Egyéb működési célú támogatások, kiadások	61,3		
				2						Felhalmozási költségvetés			110,1	
					1						Intézményi beruházási kiadások	231,8		
					2						Felújítás	257,3		
				3						Kölcsönök		5,9	5,9	
6						MTA Társadalomtudományi kutatóintézetek								3 896,9
				1						Működési költségvetés			677,8	
					1						Személyi juttatások	3 184,7		
					2						Munkaadókat terhelő járulékok	835,3		
					3						Dologi kiadások	344,6		
					5						Egyéb működési célú támogatások, kiadások	28,1		
				2						Felhalmozási költségvetés			15,5	
					1						Intézményi beruházási kiadások	83,2		
					2						Felújítás	114,3		
7						MTA Területi akadémiai központok								209,5
				1						Működési költségvetés			62,7	
					1						Személyi juttatások	117,5		
					2						Munkaadókat terhelő járulékok	32,3		
					3						Dologi kiadások	85,9		
				2						Felhalmozási költségvetés				
					2						Felújítás	36,5		
8						MTA Akadémiai létesítmények fenntartása és üzemeltetése								614,7
				1						Működési költségvetés			299,5	
					1						Személyi juttatások	233,5		
					2						Munkaadókat terhelő járulékok	71,7		
					3						Dologi kiadások	470,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	 Bevétel	 Támogatás
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,5		
					2						Felújítás	100,0		
9						MTA Kutatásszervezési feladatok								129,0
				1						Működési költségvetés				
					1						Személyi juttatások	92,3		
					2						Munkaadókat terhelő járulékok	24,2		
					3						Dologi kiadások	8,9		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	1,5		
					2						Felújítás	2,1		
1						MTA Támogatott Kutatóhelyek								1 884,9
				1						Működési költségvetés			15,0	
					1						Személyi juttatások	1 472,4		
					2						Munkaadókat terhelő járulékok	371,3		
					3						Dologi kiadások	51,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	5,2		
11						MTA Jóléti intézmények								275,5
				1						Működési költségvetés			241,0	
					1						Személyi juttatások	223,1		
					2						Munkaadókat terhelő járulékok	64,0		
					3						Dologi kiadások	173,4		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	0,2		
					2						Felújítás	55,8		
12						OTKA Iroda								427,7
				1						Működési költségvetés			50,0	
					1						Személyi juttatások	261,6		
					2						Munkaadókat terhelő járulékok	65,0		
					3						Dologi kiadások	113,1		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	38,0		
13						Fejezeti kezelésű előirányzatok								
	2						Ágazati célelőirányzatok							
		1						Tudós társaságok támogatása						28,5
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	28,5		
		2						Tudományos könyv- és folyóirat-kiadás						
			1						Magyar Tudomány					18,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	18,1		
			2						Tudományos könyv- és folyóirat-kiadás támogatása					83,4
				1						Működési költségvetés				
					1						Személyi juttatások	10,0		
					2						Munkaadókat terhelő járulékok	2,7		
					3						Dologi kiadások	10,0		
					5						Egyéb működési célú támogatások, kiadások	60,7		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
								FEJEZET						
			3						Központi kiadványok támogatása					30,0
				1						Működési költségvetés				
					1						Személyi juttatások	5,0		
					2						Munkaadókat terhelő járulékok	1,3		
					3						Dologi kiadások	23,7		
		3						Fiatal kutatók pályázatos támogatása						171,3
				1						Működési költségvetés				
					1						Személyi juttatások	114,0		
					2						Munkaadókat terhelő járulékok	57,3		
		4						MTA sajátos nemzetközi kapcsolatok						299,2
				1						Működési költségvetés				
					1						Személyi juttatások	121,2		
					2						Munkaadókat terhelő járulékok	19,5		
					3						Dologi kiadások	158,5		
		5						Nemzetközi tagdíjak						158,0
				1						Működési költségvetés				
					3						Dologi kiadások	158,0		
		6						Kutatóintézetek kutatási tematika átalakításának támogatása						487,5
				1						Működési költségvetés				
					1						Személyi juttatások	195,0		
					2						Munkaadókat terhelő járulékok	51,5		
					3						Dologi kiadások	141,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	100,0		
		7						Közel-Keleti kutatások támogatása						12,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	12,0		
		8						Nagy Imre Emlékház és Nagy Imre Társaság működtetésének alapítványi támogatása						50,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	50,0		
		9						Bolyai Műhely Közhasznú Alapítvány támogatása						13,1
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	13,1		
		10						Határon túli magyar tudósok támogatása						21,2
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	21,2		
		11						Kolozsvári Akadémiai Bizottság támogatása						10,0
				1						Működési költségvetés				
					5						Egyéb működési célú támogatások, kiadások	10,0		
		13						Szakmai feladatok teljesítése						564,8
				1						Működési költségvetés				
					1						Személyi juttatások	206,8		
					2						Munkaadókat terhelő járulékok	23,1		
					3						Dologi kiadások	311,4		
					5						Egyéb működési célú támogatások, kiadások	10,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	13,5		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
		14						Intézményekhez le nem bontott bevétel						
				1						Működési költségvetés			2 700,0	
					1						Személyi juttatások	1 200,0		
					2						Munkaadókat terhelő járulékok	324,0		
					3						Dologi kiadások	776,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	400,0		
	3						Országos Tudományos Kutatási Alapprogramok							
		1						Kutatási témapályázatok						5 436,0
				1						Működési költségvetés				
					1						Személyi juttatások	2 345,6		
					2						Munkaadókat terhelő járulékok	523,4		
					3						Dologi kiadások	2 128,8		
					5						Egyéb működési célú támogatások, kiadások	100,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	338,2		
	5						Központi kezelésű felújítások							65,1
				2						Felhalmozási költségvetés				
					2						Felújítás	65,1		
	6						Gazdasági és Szociális Tanács működtetése							49,2
				1						Működési költségvetés				
					1						Személyi juttatások	23,0		
					2						Munkaadókat terhelő járulékok	6,5		
					3						Dologi kiadások	19,7		
	7						Európai Uniós és hazai kutatóintézeti pályázatok támogatása							1 061,4
				1						Működési költségvetés				
					1						Személyi juttatások	560,0		
					2						Munkaadókat terhelő járulékok	161,4		
					3						Dologi kiadások	340,0		
	10						Fejezeti tartalék							
		1						Fejezeti általános tartalék				167,1		167,1
											XXXIII. fejezet összesen:	*48 372,8*	*11 818,1*	*36 554,7*

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Devizában fennálló adósság és követelések kamatelszámolásai								
	1						Devizahitelek kamatelszámolásai							
		1						Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai						
			1						Világbanki hitelek elszámolásai			163,0		
			2						EBB hitelek kamatelszámolásai			10 263,3		
			3						KfW hitelek kamatelszámolásai			447,4		
			4						ET Fejlesztési Bank hiteleinek kamatelszámolásai			1 861,9		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
			6						MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai			1 243,4		
			7						ÁAK Rt-től 2002-ben átvállalt devizahitelek kamatelszámolásai			812,5		
			8						EBRD hitelek kamatelszámolásai			13,1		
			9						IMF hitelek kamatelszámolásai			50 910,1		
		10						EB hitelek kamata				47 199,5		
		2						1999-től felvett devizahitelek kamatelszámolásai				373,1		
	2						Devizakötvények kamatelszámolásai							
		1						1999-től kibocsátott devizakötvények kamatelszámolásai				172 413,4		
		2						Amerikai kötvények kamata				2,0		
	4						IMF hitelből származó betét kamata						3 722,6	
	6						Bankoknak nyújtott devizahitel kamata						28 303,4	
2						A forintban fennálló adósság és követelések kamatelszámolásai								
	1						Forinthitelek kamatelszámolásai							
		2						Egyéb hitelek kamatelszámolásai						
			18						EBB forint hitelek kamatelszámolásai			37 715,6		
			19						ET Fejlesztési Bank Hiteleinek kamatelszámolásai			2 384,2		
	2						Államkötvények kamatelszámolása							
		1						Piaci értékesítésű államkötvények kamatelszámolásai						
			1						Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai			580 161,6	42 109,1	
		2						Nem piaci értékesítésű államkötvények kamatelszámolása						
			1						Lakással kapcsolatos államkötvények kamatelszámolásai			1 646,9		
			2						Konszolidációval kapcsolatos államkötvények kamatelszámolásai			23 344,8		
			3						Rubelkövetelések megvásárlását fedező államkötvények kamatelszámolásai			359,5		
			4						Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai			12 779,1		
			6						ÁPV Rt. gázközművek miatti tartalékfeltöltését fedező kötvény kamata			143,2		
			7						Alárendelt kölcsöntőkekötvény kamatelszámolása				1 379,3	
			8						MFB Rt-nek átadott államkötvények kamatelszámolásai			1 378,2		
	3						Kincstárjegyek kamatelszámolásai							
		1						Diszkont kincstárjegyek kamatelszámolása				157 018,7		
		2						Lakossági kincstárjegyek kamatelszámolása				50 707,8		
	4						Kincstári egységes számla forintbetét kamatelszámolásai						34 574,9	
	5						Intervenciós felvásárlás előfinanszírozási költségének megtérítése						701,8	
3						Adósság és követeléskezelés egyéb kiadásai								
	1						Jutalékok és egyéb költségek							
		1						Deviza elszámolások						
			1						Piaci kibocsátások, hitelfelvételek, átvállalások elszámolásai			1 510,8		
		2						Forint elszámolások				9 062,5		
	2						Állampapírok értékesítését támogató kommunikációs kiadások					990,0		
	3						Adósságkezelés költségei					882,0		
	4						Követeléskezelés költségei					2,7		
4						Tőke követelések visszatérülése								
	1						Kormányhitelek visszatérülése						314,2	
	2						Nemzetközi pénzügyi szervezetek és külföldi pénzintézetek belföldre kihelyezett hiteleinek tőke-visszatérülése							
		3						OECF hitel tőke-visszatérülése					297,0	
5						Kamat kockázati tartalék						50 000,0		
											XLI. fejezet összesen:	*1 215 790,3*	*111 402,3*	

XLII. A KÖZPONTI KÖLTSÉGVETÉS FŐ BEVÉTELEI

FEJEZET												2010. évi előirányzat		
Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Vállalkozások költségvetési befizetései								
	1						Társasági adó						609 300,0	
	3						Hitelintézeti járadék						13 000,0	
	5						Cégautóadó						24 000,0	
	6						Egyszerűsített vállalkozói adó						182 600,0	
	7						Bányajáradék						47 000,0	
	8						Játékadó						63 097,9	
	9						Ökoadó							
		1						Energiaadó					16 400,0	
		2						Környezetterhelési díj					9 500,0	
	10						Egyéb befizetések						32 000,0	
	11						Energiaellátók jövedelemadója						20 000,0	
2						Fogyasztáshoz kapcsolt adók								
	1						Általános forgalmi adó						2 313 900,0	
	2						Jövedéki adó						892 900,0	
	3						Regisztrációs adó						39 300,0	
3						Lakosság költségvetési befizetései								
	1						Személyi jövedelemadó						1 881 100,0	
	2						Egyéb lakossági adók						5 800,0	
	3						Magánszemélyek különadója						4 300,0	
	4						Lakossági illetékek						110 000,0	
	5						Egyes vagyontárgyak adója						50 000,0	
4						Egyéb költségvetési bevételek								
	1						Vegyes bevételek							
		8						Egyéb vegyes bevételek					5 076,0	
		9						Kezesség-visszatérülés					1 690,0	
5						Költségvetési befizetések								
	1						Központi költségvetési szervek						23 169,0	
	2						Helyi önkormányzatok befizetései						9 500,0	
	3						Elkülönített állami pénzalapok befizetései							
		6						Munkaerőpiaci Alap					8 000,0	
7						Egyéb uniós bevételek								
	2						Vámbeszedési költség megtérítése						7 200,0	
	3						Cukorágazati hozzájárulás beszedési költség megtérítése						176,0	
	4						Uniós támogatások utólagos megtérülése							
		4						Kohéziós Alap					3 451,1	
											XLII. fejezet összesen:		*6 372 460,0*	

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
1						Az állami vagyonnal kapcsolatos bevételek								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítésből származó bevételek						
			1						Termőföld értékesítésből származó bevételek				10 000,0	
			3						Egyéb ingatlanok értékesítésből származó bevételek				24 470,0	
		2						Egyéb eszközök értékesítésből származó bevételek					3 390,0	
	2						Hasznosítási bevételek							
		1						Bérleti díjak						
			1						Haszonbérleti díj				4 600,0	
			3						Egyéb bérleti díj				1 126,3	
		2						Vagyonkezelői díj					4 511,3	
		3						Osztalékbevételek					30 610,0	
		4						Koncessziós díjak						
			1						Szerencsejáték koncessziós díj				1 665,7	
			2						Infrastruktúra koncessziókból származó díj				21 003,9	
	3						Egyéb bevételek						62,5	
2						Az állami vagyonnal kapcsolatos kiadások								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan vásárlás						
			1						Termőföld vásárlás			700,0		
			2						Egyéb ingatlanok vásárlása			100,0		
		2						Egyéb eszközök vásárlása				330,0		
		3						Ingatlan-beruházások				10 500,0		
		4						Állami tulajdoni részesedések növekedését eredményező kiadások				1 779,0		
		5						Volt szovjet ingatlanok környezeti kármentesítése				525,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		1						Életjáradék termőföldért				9 000,0		
		2						Ingatlanok fenntartásával járó kiadások						
			1						Üzemeltetés, fenntartás, karbantartás, javítás			1 900,0		
			2						Ingatlanok őrzése			1 000,0		
		3						Egyéb vagyonkezelési kiadások				2 888,3		
		4						Állami tulajdonú társaságok támogatása				5 075,0		
	3						A Magyar Államot korábbi értékesítésekhez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				90,0		
		2						Kezesi felelősségből eredő kifizetések				972,4		
		3						Konszernfelelősség alapján történő kifizetések				3 591,2		
		4						Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság				60,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				13 926,9		
		6						Egyéb bírósági döntésből eredő kiadások				1 054,0		
		7						Egyéb szerződéses kötelezettségek				467,3		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			2 500,		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja				953,0		
		2						Eljárási költségek, perköltségek				190,0		
		3						Az MNV Zrt. működésének támogatása				9 764,5		
		4						Átcserélhető kötvény kamatfizetése				3 000,0		
	5						Fejezeti tartalék					10 000,0		
	8						ÁFA elszámolás					1 000,0		
											XLIII. fejezet összesen:	*81 366,6*	*101 439,7*	

LXIII. MUNKAERŐPIACI ALAP

Cím-szám	Alcím-szám	Cím-név	Alcím-név	Kiadás	Bevétel	Támogatás
1		Aktív támogatások				
	1		Foglalkoztatási és képzési támogatások	43 643,2		
	2		Foglalkoztathatóság EU-s társfinanszírozása	2 355,2		
	4		TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások	29 490,0		
	5		TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások	6 000,0		
	6		Társadalmi párbeszéd programok	1 999,4		
	7		Járulékkedvezmény megtérítés	6 000,0		
	8		Alkalmazkodóképesség EU-s társfinanszírozása 1.	1 042,1		
2		Szakképzési és felnőttképzési támogatások				
	1		Szakképzési és felnőttképzési célú kifizetések	27 080,1		
	2		Alkalmazkodóképesség EU-s társfinanszírozása 2.	3 811,1		
3		Rehabilitációs célú munkahelyteremtő támogatás		1 000,0		
4		Passzív kiadások				
	1		Álláskeresési támogatások	142 650,0		
	4		Nyugdíjbiztosítási Alapnak átadás	819,0		
5		Bérgarancia kifizetések		8 000,0		
6		Működtetési célú kifizetések				
	1		Az alapkezelőnek átadott pénzeszköz	389,8		
	2		Állami Foglalkoztatási Szolgálatnak átadott pénzeszköz	22 091,6		
	3		Állami Foglalkoztatási Szolgálat fejlesztési program	1 488,2		
	4		Állami Foglalkoztatási Szolgálat központosított kerete	125,4		
	5		Országos Munkavédelmi és Munkaügyi Főfelügyelőségnek pénzeszköz átadás	2 173,7		
	6		Nemzeti Szakképzési és Felnőttképzési Intézetnek pénzeszköz átadás	2 585,2		
	7		Országos Foglalkoztatási Közalapítványnak pénzeszköz átadás	919,0		
	8		Tranzakciós díj	100,0		
7		Költségvetési befizetés				
	3		Közcélú munkavégzés járuléka	8 000,0		
10		Pénzeszköz átadás szociális intézményi foglalkoztatás támogatására		2 000,0		
25		TÁMOP intézkedések bevételei			33 570,0	
26		Egyéb bevétel				
	1		Területi egyéb bevétel		1 000,0	
	2		Központi egyéb bevétel		4 500,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	3						Szakképzési és felnőttképzési egyéb bevétel						700,0	
28						Rehabilitációs hozzájárulás							62 393,0	
31						Szakképzési hozzájárulás							49 000,0	
33						Bérgarancia támogatás törlesztése							1 000,0	
35						Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada							180 000,0	
											LXIII. fejezet összesen:	*313 763,0*	*332 163,0*	

LXV. SZÜLŐFÖLD ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Önkéntes befizetések, adományok							0,1	
2						Költségvetési támogatás								
	1						Rendszeres támogatás						6,0	
	3						Eseti támogatás						594,0	
4						Alapból nyújtott támogatás								
	2						Egyéb támogatások					1 434,7		
5						Alapkezelő működési költségei						159,4		
7						Szakképzési hozzájárulás Szülőföld Alapot megillető része							980,0	
8						Szakképzési egyéb bevétel Szülőföld Alapot megillető része							14,0	
											LXV. fejezet összesen:	*1 594,1*	*1 594,1*	

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Kis- és közepes aktivitású hulladéktároló előkészítése és								
	2						Püspökszilágyi RHFT beruházásai					217,5		
	3						Bátaapáti NRHT beruházása					7 752,7		
2						Nagy aktivitású hulladéktároló telephely kiválasztás						322,7		
3						Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása								
	1						Kiégett Kazetták Átmeneti Tárolójának bővítése					5 137,8		
4						Nukleáris létesítmények leszerelésének előkészítése								
	1						Paksi Atomerőmű leszerelésének előkészítése					377,8		
5						Hulladéktárolók és az RHK Kht. üzemeltetési kiadásai						3 720,8		
6						Társadalmi ellenőrzési és információs társulások támogatása						1 026,7		
7						Alapkezelőnek működési célra						159,0		
8						Nukleáris létesítmények befizetései								
	1						Paksi Atomerőmű Rt.						23 127,5	
9						Radioaktív hulladékok végleges, eseti elhelyezése							6,5	
10						Költségvetési támogatás							12 305,0	
11						Egyéb bevételek							1,1	
											LXVI. fejezet összesen:	*18 715,0*	*35 440,1*	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás

LXVII. NEMZETI KULTURÁLIS ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						2 905,0		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						2 423,8		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						1 930,0		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						305,0		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						95,0		
6						Épített örökség, építőművészet támogatása						375,0		
7						Kultúrateremtő-, közvetítő, valamint egyéni és közösségi tevékenységek támogatása						1 165,0		
8						Szakmai díjazásához való hozzájárulás						7,7		
9						Nemzetközi tagdíjak						1,5		
10						Működési kiadások						907,0		
12						Egyéb bevételek							115,0	
14						Játékadó NKA-t megillető része							10 000,0	
											LXVII. fejezet összesen:	*10 115,0*	*10 115,0*	

LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Rendszeres befizetés							6,6	
3						Költségvetési támogatás							14,8	
6						Működési kiadások						21,4		
											LXVIII. fejezet összesen:	*21,4*	*21,4*	

LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Hazai innováció támogatása						32 963,0		
2						A nemzetközi együttműködésben megvalósuló innováció támogatása						7 279,4		
4						A tudományos és technológiai attasék munkájának támogatása						436,1		
5						A Nemzeti Kutatásnyilvántartási Rendszer támogatása						87,0		
6						Tudomány- és Technológiapolitikai Tanácsadó Testület munkájának támogatása						50,0		
7						Alapkezelőnek átadott pénzeszköz						2 219,0		
8						Új fejlesztési tervekre való felkészülés, értékelés						100,0		
19						Innovációs járulék							23 635,9	
20						Költségvetési támogatás							20 000,0	
21						Visszterhes támogatások törlesztései							10,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
						FEJEZET						2010. évi előirányzat		
22						Egyéb bevétel							50,0	
24						Európai Együttműködő Államok Terve (PECS) programban való részvétel támogatása						561,4		
											LXIX. fejezet összesen:	*43 695,9*	*43 695,9*	

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói nyugdíjbiztosítási járulék						1 867 260,0	
	2						Biztosított nyugdíjjárulék							
		1						Biztosított által fizetett nyugdíjjárulék					312 576,8	
		3						Magánnyugdíjpénztárak átutalásai						
			1						Rokkantsági nyugellátás				3 762,4	
			2						Pénztártagok visszalépése				9 674,5	
	3						Egyéb járulékok és hozzájárulások							
		2						Megállapodás alapján fizetők járulékai					1 468,0	
		5						Közteherjegy után befolyt járulék					3 294,4	
		9						Rendvédelmi szervek és a Magyar Honvédség hivatásos állományú tagjai kedvezményes nyugellátásainak kiadásaihoz hozzájárulás						
			1						Honvédelmi Minisztérium fejezettől				26 201,0	
			2						Önkormányzati Minisztérium fejezettől				1 619,1	
			3						Igazságügyi és Rendészeti Minisztérium fejezettől				44 686,4	
			4						Pénzügyminisztérium fejezettől				2 639,7	
			5						Miniszterelnökség fejezettől				2 298,1	
		10						MPA általi megtérítések					6 069,7	
		11						Korkedvezmény-biztosítási járulék					10 172,5	
		12						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az E. Alaptól átvett pénzeszköz					21 605,0	
	5						Késedelmi pótlék, bírság						12 120,0	
	6						Központi költségvetési hozzájárulások							
		3						GYES-ben, GYET-ben és rehabilitációs járadékban részesülők utáni központi költségvetési térítés					20 938,4	
		4						Magánnyugdíjpénztári tagdíjfizetés miatti járulék-kiesés pótlására költségvetési támogatás					372 380,0	
		5						Központi költségvetésben tervezett pénzeszköz-átadás					197 855,8	
		6						Korkedvezmény-biztosítási járulék címen átvett pénzeszköz					3 844,5	
	7						Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		3						Kifizetések visszatérülése és egyéb bevételek					12 024,7	
2						Nyugdíjbiztosítási ellátások kiadásai								
	1						Nyugellátások							
		1						Öregségi nyugdíj				1 881 265,6		
		2						Rokkantsági és baleseti rokkantsági nyugdíj						
			1						Korhatár feletti nyugellátások			344 517,0		
			2						Korhatár alatti nyugellátások			311 304,6		
		3						Hozzátartozói nyugellátás				350 858,0		
		4						Egyösszegű méltányossági kifizetések						
			2						Egyszeri segély			500,0		
		5						Rehabilitációs járadék				14 073,0		
	4						Nyugdíjbiztosítás egyéb kiadásai							
		4						Egyéb, ellátáshoz kapcsolódó kiadások						

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Postaköltség			6 300,0		
			3						Egyéb kiadások			900,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás							
		1						Járuléktartozás fejében átvett vagyon				5,0	10,0	
											1–3. cím összesen:	*2 909 723,2*	*2 932 501,0*	
5						Nyugdíjbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							4 092,6
				1						Működési költségvetés			1 838,0	
					1						Személyi juttatások	1 691,7		
					2						Munkaadókat terhelő járulékok	434,1		
					3						Dologi kiadások	3 628,7		
					5						Egyéb működési célú támogatások, kiadások	25,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	151,1		
	2						Igazgatási szervek							18 685,2
				1						Működési költségvetés			62,0	
					1						Személyi juttatások	12 575,9		
					2						Munkaadókat terhelő járulékok	3 305,9		
					3						Dologi kiadások	2 865,4		
											5. cím összesen:	*24 677,8*	*1 900,0*	*22 777,8*
											LXXI. fejezet összesen:	*2 934 401,0*	*2 934 401,0*	*22 777,8*

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
1						Egészségbiztosítási ellátások fedezetéül szolgáló bevételek								
	1						Munkáltatói egészségbiztosítási járulék						159 923,0	
	2						Biztosítotti egészségbiztosítási járulék						428 087,0	
	3						Egyéb járulékok és hozzájárulások							
		1						Egészségügyi szolgáltatási járulék					21 949,5	
		2						Megállapodás alapján fizetők járulékai					120,0	
		4						Munkáltatói táppénz hozzájárulás					23 500,0	
		5						Közteherjegy után befolyt járulék					800,0	
		10						MPA általi megtérítések					2 000,0	
	4						Egészségügyi hozzájárulás							
		1						Tételes egészségügyi hozzájárulás					6 900,0	
		2						Százalékos mértékű egészségügyi hozzájárulás					42 200,0	
	5						Késedelmi pótlék, bírság						4 000,0	
	6						Központi költségvetési hozzájárulások							
		1						Terhességmegszakítással kapcsolatos költségvetési térítés					1 600,0	
		2						Egészségügyi feladatok ellátásával kapcsolatos központi költségvetési hozzájárulás					3 900,0	
		6						Központi költségvetésből járulék címen átvett pénzeszköz					611 771,0	

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	Kiemelt előirányzat neve	2010. évi előirányzat Kiadás	Bevétel	Támogatás
	7						Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek							
		1						Terhességmegszakítás egyéni térítési díja					685,0	
		2						Baleseti és egyéb kártérítési megtérítések					4 879,4	
		3						Kifizetések visszatérítése és egyéb bevételek					1 500,0	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				8 000,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				30 500,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				450,0	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				30,0	
		11						Egészségügyi szolgáltatók visszafizetése						
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				5,0	
			2						Egészségügyi szolgáltatók egyéb visszafizetése				315,0	
		12						Egészségügyi finanszírozás váltással kapcsolatos bevételek					22 000,0	
2						Egészségbiztosítási ellátások kiadásai								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Terhességi-gyermekágyi segély				40 539,0		
		2						Táppénz						
			1						Táppénz			85 744,3		
			2						Gyermekápolási táppénz			4 209,5		
			3						Baleseti táppénz			6 581,3		
		3						Betegséggel kapcsolatos segélyek						
			1						Külföldi gyógykezelés			900,0		
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				1 041,4		
		5						Baleseti járadék				8 170,2		
		6						Gyermekgondozási díj				90 021,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			77 915,9		
			2						Védőnői szolgáltatás, anya-, gyermek és ifjúságvédelem			17 965,2		
			3						Fogászati ellátás			22 264,4		
			4						Gondozóintézeti gondozás			2 300,0		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			5 780,2		
			8						Művesekezelés			22 932,2		
			9						Otthoni szakápolás			3 678,1		
			11						Működési költségelőleg			1 000,0		
			13						Célelőirányzatok			425,9		
			15						Mentés			22 469,0		
			17						Laboratóriumi ellátás			20 538,9		
			18						Összevont szakellátás			557 362,3		
			21						Gyógyító-megelőző ellátás céltartalék			3 000,0		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				3 800,0		
		3						Anyatej-ellátás				200,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			300 040,0		
			2						Speciális beszerzésű gyógyszerkiadás			9 834,4		
			4						Gyógyszertámogatás céltartalék			30 500,0		

Cím-szám	Alcím-szám	Jog-cím-csop.-szám	Jog-cím-szám	Előir.-csop.-szám	Ki-emelt előir.-szám	Cím-név	Alcím-név	Jog-cím-csop.-név	Jog-cím-név	Előir.-csop.-név	FEJEZET	2010. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
			5						Méltányossági gyógyszertámogatás kiadása			5 000,0		
		5						Gyógyászati segédeszköz támogatás						
			1						Kötszertámogatás			5 657,4		
			2						Gyógyászati segédeszköz kölcsönzés támogatása			612,9		
			3						Egyéb gyógyászati segédeszköz támogatás			39 130,0		
		6						Utazási költségtérítés				4 200,0		
		7						Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai						
			1						EU tagállamokkal kapcsolatos elszámolások			4 014,4		
			2						Nem EU tagállamokkal kapcsolatos elszámolások			350,0		
			3						Külföldi sürgősségi gyógykezelés			500,0		
	4						Egészségbiztosítás egyéb kiadásai							
		4						Egyéb, ellátásokhoz kapcsolódó kiadások						
			1						Kifizetőhelyeket megillető költségtérítés			1 330,5		
			2						Postaköltség			1 537,6		
			3						Egyéb kiadások			545,7		
			4						Orvosspecifikus vények			300,0		
			5						Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése			100,0		
			6						GYED-ben részesülők utáni nyugdíjbiztosítási járulék címen az Ny. Alapnak átadott pénzeszköz			21 605,0		
3						Vagyongazdálkodás								
	1						Ellátások fedezetére szolgáló vagyongazdálkodás					5,0		
		1						Járuléktartozás fejében átvett vagyon					44,0	
											1–3. cím összesen:	*1 424 551,7*	*1 375 158,9*	
5						Egészségbiztosítási költségvetési szervek és központi kezelésű előirányzatok								
	1						Központi hivatali szerv							17 964,9
				1						Működési költségvetés			412,4	
					1						Személyi juttatások	11 387,0		
					2						Munkaadókat terhelő járulékok	2 896,6		
					3						Dologi kiadások	3 364,4		
					5						Egyéb működési célú támogatások, kiadások	225,0		
				2						Felhalmozási költségvetés				
					1						Intézményi beruházási kiadások	504,3		
	2						Igazgatási szervek							2 050,6
				1						Működési költségvetés			523,7	
					1						Személyi juttatások	196,2		
					2						Munkaadókat terhelő járulékok	26,5		
					3						Dologi kiadások	2 351,6		
											5. cím összesen:	*20 951,6*	*936,1*	*20 015,5*
											LXXII. fejezet összesen:	*1 445 503,3*	*1 376 095,0*	*20 015,5*
											KIADÁSI FŐÖSSZEG:	*13 533 026,8*		
											BEVÉTELI FŐÖSSZEG:	*12 662 680,6*		
											A FŐÖSSZEGEK EGYENLEGE:	*–870 346,2*		

2. számú melléklet a 2009. évi CXXX. törvényhez

millió forintban

A központi alrendszer mérlege	2010. évi előirányzat
Kiadás	13 533 026,8
Központi költségvetés	8 765 218,1
Egyedi és normatív támogatás	160 630,0
Közszolgálati műsorszolgáltatás támogatása	47 151,0
Fogyasztói árkiegészítés	108 500,0
Lakásépítési támogatások	147 257,0
Családi támogatások, szociális juttatások	642 793,0
Családi támogatások	461 836,0
Jövedelempótló és kiegészítő szociális támogatások	152 907,0
Különféle jogcímen adott térítések	28 050,0
Költségvetési szervek és fejezeti kezelésű előirányzatok	3 483 726,9
Költségvetési szervek kiadásai	1 840 324,7
Szakmai fejezeti kezelésű előirányzatok kiadásai	1 643 402,2
Az államháztartás alrendszereinek támogatása	2 404 141,1
Elkülönített állami pénzalapok támogatása	32 919,8
Garancia és hozzájárulás a társadalombiztosítási alapok kiadásaihoz	1 206 789,7
Helyi önkormányzatok támogatása	1 164 431,6
Kamatkiadások	1 153 342,3
Kamat kockázati tartalék	50 000,0
Társadalmi önszerveződések támogatása	5 317,3
Kormányzati rendkívüli kiadások	11 034,3
Kezességérvényesítés	20 379,0
Egyéb kiadások	39 869,2
Tartalékok	188 878,1
Általános tartalék	57 278,1
Céltartalékok	33 000,0
Stabilitási tartalék	98 600,0
Adósságátvállalás	73,1
Hozzájárulás az EU költségvetéséhez	220 759,2
Állami vagyonnal kapcsolatos kiadások	81 366,6
Elkülönített állami pénzalapok	387 904,4
Központi Nukleáris Pénzügyi Alap	18 715,0
Munkaerőpiaci Alap	313 763,0
Passzív kiadások	143 469,0
Befizetés a központi költségvetésbe	8 000,0
Működési kiadások	29 872,9
Egyéb kiadások	132 421,1
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	21,4
Kutatási és Technológiai Innovációs Alap	43 695,9
Szülőföld Alap	1 594,1
Nemzeti Kulturális Alap	10 115,0
Társadalombiztosítás pénzügyi alapjai	4 379 904,3
Nyugdíjbiztosítási Alap	2 934 401,0
Nyugellátások	2 902 518,2
TB költségvetési szervek kiadásai	24 677,8
Egyéb kiadások	7 205,0
Egészségbiztosítási Alap	1 445 503,3
Táppénz	96 535,1
GYED	90 021,0
EA egyéb pénzbeli ellátásai	51 100,6
Gyógyító megelőző ellátás	757 632,1
Gyógyszertámogatás	345 374,4
Gyógyászati segédeszköz támogatás	45 400,3
EA egyéb természetbeni ellátásai	13 064,4

A központi alrendszer mérlege	2010. évi előirányzat
TB költségvetési szervek kiadásai	20 951,6
Egyéb kiadások	25 423,8
Bevétel	12 662 680,6
Központi költségvetés	7 929 155,1
Gazdálkodó szervezetek befizetései	1 063 946,9
Társasági adó	609 300,0
Hitelintézeti járadék	13 000,0
Cégautóadó	24 000,0
Energiaellátók jövedelemadója	20 000,0
Egyszerűsített vállalkozói adó	182 600,0
Ökoadó	25 900,0
Bányajáradék	47 000,0
Játékadó	63 097,9
Egyéb befizetések	32 000,0
Egyéb központosított bevételek	47 049,0
Fogyasztáshoz kapcsolt adók	3 246 100,0
Általános forgalmi adó	2 313 900,0
Jövedéki adó	892 900,0
Regisztrációs adó	39 300,0
Lakosság befizetései	2 051 200,0
Személyi jövedelemadó	1 881 100,0
Adóbefizetések	5 800,0
Illeték befizetések	110 000,0
Magánszemélyek különadója	4 300,0
Egyes vagyontárgyak adója	50 000,0
Költségvetési szervek és fejezeti kezelésű előirányzatok bevételei	1 296 804,1
Költségvetési szervek bevételei	580 637,3
Szakmai fejezeti kezelésű előirányzatok saját bevételei	73 695,4
Fejezeti kezelésű előirányzatok EU támogatása	642 471,4
Befizetés az államháztartás alrendszereiből	40 669,0
Központi költségvetési szervektől származó befizetések	23 169,0
Elkülönített állami pénzalapok befizetése	8 000,0
Helyi önkormányzatok befizetése	9 500,0
Állami vagyonnal kapcsolatos befizetések	101 439,7
Adósságszolgálattal kapcsolatos és egyéb bevételek	118 168,3
Egyéb uniós bevételek	10 827,1
Uniós támogatások utólagos megtérülése	3 451,1
Vám- és cukorágazati hozzájárulás beszedési költség megtérítése	7 376,0
Elkülönített állami pénzalapok	423 029,5
Központi Nukleáris Pénzügyi Alap	35 440,1
Munkaerőpiaci Alap	332 163,0
Szakképzési hozzájárulás	49 000,0
Rehabilitációs hozzájárulás	62 393,0
Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada	180 000,0
Egyéb bevételek	40 770,0
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	21,4
Kutatási és Technológiai Innovációs Alap	43 695,9
Szülőföld Alap	1 594,1
Nemzeti Kulturális Alap	10 115,0
Társadalombiztosítás pénzügyi alapjai	4 310 496,0
Nyugdíjbiztosítási Alap	2 934 401,0
Munkáltatói és biztosítotti járulék	2 193 273,7
Kedvezményes nyugellátások kiadásaihoz hozzájárulás	77 444,3
Egyéb járulékok és hozzájárulások	21 004,6
GYED-ben részesülők utáni átvett pénzeszköz	21 605,0
Késedelmi pótlék és bírság	12 120,0
Központi költségvetési támogatások, térítések	595 018,7
TB költségvetési szervek bevételei	1 900,0

A központi alrendszer mérlege	2010. évi előirányzat
Egyéb bevételek	12 034,7
Egészségbiztosítási Alap	1 376 095,0
Munkáltatói és biztosítotti járulék	588 010,0
Egyéb járulékok és hozzájárulások	48 369,5
Egészségügyi hozzájárulás	49 100,0
Késedelmi pótlék és bírság	4 000,0
Központi költségvetési támogatások, térítések	617 271,0
TB költségvetési szervek bevételei	936,1
Egyéb bevételek	68 408,4
Egyenlegek pénzforgalmi szemléletben	
Központi költségvetés	–836 063,0
Elkülönített állami pénzalapok	35 125,1
Társadalombiztosítási alapok	–69 408,3
Nyugdíjbiztosítási Alap	0,0
Egészségbiztosítási Alap	–69 408,3
Központi alrendszer összesen:	*–870 346,2*

2/A. számú melléklet a 2009. évi CXXX. törvényhez

Millió forintban

A takarékos állami gazdálkodásról és költségvetési felelősségről szóló 2008. évi LXXV. törvény által megállapított Áht. 2/A. § (2) bekezdés a) pontja szerinti, az államháztartás központi alrendszerének konszolidált költségvetési mérlege	2010. évi előirányzat
Kiadás	12 157 599,0
Központi költségvetés	7 419 395,3
Egyedi és normatív támogatás	160 630,0
Közszolgálati műsorszolgáltatás támogatása	47 151,0
Fogyasztói árkiegészítés	108 500,0
Lakásépítési támogatások	147 257,0
Családi támogatások, szociális juttatások	637 293,0
Családi támogatások	456 336,0
Jövedelempótló és kiegészítő szociális támogatások	152 907,0
Különféle jogcímen adott térítések	28 050,0
Költségvetési szervek és fejezeti kezelésű előirányzatok	3 383 113,6
Költségvetési szervek kiadásai	1 739 711,4
Szakmai fejezeti kezelésű előirányzatok kiadásai	1 643 402,2
Az államháztartás alrendszereinek támogatása	1 164 431,6
Helyi önkormányzatok támogatása	1 164 431,6
Kamatkiadások	1 153 342,3
Kamat kockázati tartalék	50 000,0
Társadalmi önszerveződések támogatása	5 317,3
Kormányzati rendkívüli kiadások	11 034,3
Kezességérvényesítés	20 379,0
Egyéb kiadások	39 869,2
Tartalékok	188 878,1
Általános tartalék	57 278,1
Céltartalékok	33 000,0
Stabilitási tartalék	98 600,0
Adósságátvállalás	73,1
Hozzájárulás az EU költségvetéséhez	220 759,2
Állami vagyonnal kapcsolatos kiadások	81 366,6
Elkülönített állami pénzalapok	379 904,4
Központi Nukleáris Pénzügyi Alap	18 715,0
Munkaerőpiaci Alap	305 763,0
Passzív kiadások	143 469,0
Működési kiadások	29 872,9
Egyéb kiadások	132 421,1

A takarékos állami gazdálkodásról és költségvetési felelősségről szóló 2008. évi LXXV. törvény által megállapított Áht. 2/A. § (2) bekezdés a) pontja szerinti, az államháztartás központi alrendszerének konszolidált költségvetési mérlege	2010. évi előirányzat
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	21,4
Kutatási és Technológiai Innovációs Alap	43 695,9
Szülőföld Alap	1 594,1
Nemzeti Kulturális Alap	10 115,0
Társadalombiztosítás pénzügyi alapjai	4 358 299,3
Nyugdíjbiztosítási Alap	2 934 401,0
Nyugellátások	2 902 518,2
TB költségvetési szervek kiadásai	24 677,8
Egyéb kiadások	7 205,0
Egészségbiztosítási Alap	1 423 898,3
Táppénz	96 535,1
GYED	90 021,0
EA egyéb pénzbeli ellátásai	51 100,6
Gyógyító megelőző ellátás	757 632,1
Gyógyszertámogatás	345 374,4
Gyógyászati segédeszköz támogatás	45 400,3
EA egyéb természetbeni ellátásai	13 064,4
TB költségvetési szervek kiadásai	20 951,6
Egyéb kiadások	3 818,8
Bevétel	11 287 252,8
Központi költségvetés	7 897 986,1
Gazdálkodó szervezetek befizetései	1 063 946,9
Társasági adó	609 300,0
Hitelintézeti járadék	13 000,0
Cégautóadó	24 000,0
Energiaellátók jövedelemadója	20 000,0
Egyszerűsített vállakozói adó	182 600,0
Ökoadó	25 900,0
Bányajáradék	47 000,0
Játékadó	63 097,9
Egyéb befizetések	32 000,0
Egyéb központosított bevételek	47 049,0
Fogyasztáshoz kapcsolt adók	3 246 100,0
Általános forgalmi adó	2 313 900,0
Jövedéki adó	892 900,0
Regisztrációs adó	39 300,0
Lakosság befizetései	2 051 200,0
Személyi jövedelemadó	1 881 100,0
Adóbefizetések	5 800,0
Illeték befizetések	110 000,0
Magánszemélyek különadója	4 300,0
Egyes vagyontárgyak adója	50 000,0
Költségvetési szervek és fejezeti kezelésű előirányzatok bevételei	1 296 804,1
Költségvetési szervek bevételei	580 637,3
Szakmai fejezeti kezelésű előirányzatok saját bevételei	73 695,4
Fejezeti kezelésű előirányzatok EU támogatása	642 471,4
Befizetés az államháztartás alrendszereiből	9 500,0
Helyi önkormányzatok befizetése	9 500,0
Állami vagyonnal kapcsolatos befizetések	101 439,7
Adósságszolgálattal kapcsolatos és egyéb bevételek	118 168,3
Egyéb uniós bevételek	10 827,1
Uniós támogatások utólagos megtérülése	3 451,1
Vám- és cukorágazati hozzájárulás beszedési költség megtérítése	7 376,0
Elkülönített állami pénzalapok	390 109,7
Központi Nukleáris Pénzügyi Alap	23 135,1
Munkaerőpiaci Alap	332 163,0
Szakképzési hozzájárulás	49 000,0
Rehabilitációs hozzájárulás	62 393,0

A takarékos állami gazdálkodásról és költségvetési felelősségről szóló 2008. évi LXXV. törvény által megállapított Áht. 2/A. § (2) bekezdés a) pontja szerinti, az államháztartás központi alrendszerének konszolidált költségvetési mérlege	2010. évi előirányzat
Egészségbiztosítási- és munkaerőpiaci járulék MPA-t megillető hányada	180 000,0
Egyéb bevételek	40 770,0
Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap	6,6
Kutatási és Technológiai Innovációs Alap	23 695,9
Szülőföld Alap	994,1
Nemzeti Kulturális Alap	10 115,0
Társadalombiztosítás pénzügyi alapjai	2 999 157,0
Nyugdíjbiztosítási Alap	2 240 333,0
Munkáltatói és biztosítotti járulék	2 193 273,7
Egyéb járulékok és hozzájárulások	21 004,6
Késedelmi pótlék és bírság	12 120,0
TB költségvetési szervek bevételei	1 900,0
Egyéb bevételek	12 034,7
Egészségbiztosítási Alap	758 824,0
Munkáltatói és biztosítotti járulék	588 010,0
Egyéb járulékok és hozzájárulások	48 369,5
Egészségügyi hozzájárulás	49 100,0
Késedelmi pótlék és bírság	4 000,0
TB költségvetési szervek bevételei	936,1
Egyéb bevételek	68 408,4
Egyenlegek pénzforgalmi szemléletben	
Központi költségvetés	478 590,8
Elkülönített állami pénzalapok	10 205,3
Társadalombiztosítási alapok	–1 359 142,3
Nyugdíjbiztosítási Alap	–694 068,0
Egészségbiztosítási Alap	–665 074,3
Központi kormányzat összesen:	–870 346,2

3. számú melléklet a 2009. évi CXXX. törvényhez

A helyi önkormányzatok normatív hozzájárulásai

1. Települési önkormányzatok üzemeltetési, igazgatási, sport- és kulturális feladatai

FAJLAGOS ÖSSZEG: 1 947 forint/fő,
de településenként legalább 2 600 000 forint.

A települési önkormányzatot lakosságszám alapján illeti meg a hozzájárulás kötelező alapfeladataihoz, valamint szolgáltatásai megszervezéséhez. Ide tartoznak különösen a település-üzemeltetési, igazgatási és sportfeladatok, a közösségi közlekedés, valamint a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladatok.

2. Körzeti igazgatás

a) Okmányirodák működése és gyámügyi igazgatási feladatok

aa) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 3 000 000 forint/körzetközpont

A hozzájárulás a polgárok személyi adatainak és lakcímének nyilvántartásáról szóló 1992. évi LXVI. törvény 7/A. §-ában meghatározottak szerint az okmányirodák működéséhez a gyámhatóság szervezetéről és illetékességéről szóló 331/2006. (XII. 23.) Korm. rendelet által kijelölt önkormányzatok elsőfokú gyámügyi, valamint egyes gyermekvédelmi, szociális, igazgatási feladataihoz vehető igénybe.

ab) Okmányiroda működési kiadásai

FAJLAGOS ÖSSZEG: 276 forint/ügyirat, de okmányirodát fenntartó, önkormányzatonként legalább 2 000 000 forint.

A hozzájárulás a helyi önkormányzatokat az okmányirodák működési kiadásaihoz a feldolgozott ügyeknek a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala (a továbbiakban: KEKKH) által rendelkezésre bocsátott 2008. augusztus 1-je és 2009. július 31-e közötti ügyiratszáma szerint illeti meg.

ac) Gyámügyi igazgatási feladatok

FAJLAGOS ÖSSZEG: 229 forint/fő

A hozzájárulás a gyermekvédelmi és gyámügyi feladat- és hatáskörök ellátásáról, valamint a gyámhatóság szervezetéről és illetékességéről szóló 331/2006. (XII. 23.) Korm. rendelet által kijelölt városi, fővárosi, fővárosi kerületi önkormányzatot az ellátási körzet lakosságszáma szerint a gyermekvédelmi és gyámügyi igazgatási – elsőfokú gyámhatósági – feladataihoz illeti meg, a 2009. december 31-ei állapot szerint. Ez a pont tartalmazza az ellátási körzetben a cselekvőképességet korlátozó vagy kizáró gondnokság alatt álló személyek törvényes képviseletét ellátó hivatásos gondnokok foglalkoztatásához kapcsolódó hozzájárulást is.

b) Építésügyi igazgatási feladatok

ba) Térségi normatív hozzájárulás

FAJLAGOS ÖSSZEG: 56 forint/fő

A hozzájárulás – lakosságszám szerint – az építésügyi és az építésfelügyeleti hatóságok kijelöléséről és működési feltételeiről szóló 343/2006. (XII. 23.) Korm. rendelet szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató építésügyi körzetközpont települési önkormányzatot illeti meg.

bb) Kiegészítő hozzájárulás építésügyi igazgatási feladatokhoz

FAJLAGOS ÖSSZEG: 7729 forint/döntés

A hozzájárulás a helyi önkormányzatokat az építésügyi hatóságok működési kiadásaihoz az építésügyi hatósági ügyeiben hozott, a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szerinti döntéseinek a Nemzeti Fejlesztési és Gazdasági Minisztérium által rendelkezésre bocsátott 2008. január 1-je és 2008. december 31-e közötti száma szerint illeti meg.

3. Körjegyzőség működése

a) Alap-hozzájárulás

FAJLAGOS ÖSSZEG: 253 530 forint/körjegyzőség/hónap

b) Ösztönző hozzájárulás

Az alap-hozzájáruláson túl illeti meg:

ba) a két községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1000 főt,

FAJLAGOS ÖSSZEG: 173 000 forint/körjegyzőség/hónap,

bb) a három vagy négy községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma nem éri el az 1000 főt,

FAJLAGOS ÖSSZEG: 152 000 forint/körjegyzőség/hónap,

bc) a három vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó községek együttes lakosságszáma eléri vagy meghaladja az 1000 főt, illetve az öt vagy több községből álló körjegyzőséget, ha a körjegyzőséghez tartozó együttes lakosságszám nem éri el az 1000 főt,

FAJLAGOS ÖSSZEG: 297 000 forint/körjegyzőség/hónap, de a hat vagy több tagból álló körjegyzőség esetén a körjegyzőséghez tartozó hatodik településtől további 20 000 forint/település/hó,

bd) a nagyközségi, városi (megyei jogú városi) székhelyű körjegyzőséget a székhelyhez kapcsolódó második és minden további, de legfeljebb nyolc község után,

FAJLAGOS ÖSSZEG: 96 000 forint/kapcsolódó község/hónap.

Az ösztönző hozzájárulás egy jogcímen vehető igénybe.

E hozzájárulás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

A hozzájárulást a körjegyzőség (a társult képviselő-testület, a körjegyzői feladatokat ellátó nagyközség, város) székhelye szerinti önkormányzat veheti igénybe. Az igénylésnél, illetve az év végi elszámolásnál

- az év közben megalakuló körjegyzőség – amennyiben megalakulásakor rendelkezik kinevezett körjegyzővel – a létrejöttével betöltött első teljes hónaptól,
- az év során megszűnő körjegyzőség a megszűnés hónapjáig bezárólag

vehető figyelembe.

Kinevezett körjegyzővel nem rendelkező önkormányzatot – a tárgyévben, illetve az azt megelőző évben elkezdett 6 üres hónap lejártát követő hónap első napjától – nem illeti meg e hozzájárulás. Új körjegyző kinevezése esetén az első betöltött teljes hónaptól jár a hozzájárulás.

4. Megyei, fővárosi önkormányzatok igazgatási, sport- és kulturális feladatai

FAJLAGOS ÖSSZEG: 69 939 350 forint/megye, főváros 392 forint/fő

A hozzájárulás egységesen, továbbá a megye/főváros lakosságszáma szerint illeti meg a megyei/fővárosi önkormányzatot igazgatási, területi honvédelmi igazgatási feladatainak ellátásához, a sportfeladatok megszervezéséhez, a kulturális javak védelmét, a muzeális intézményeket és levéltárakat, a nyilvános könyvtári ellátást és a közművelődést szolgáló feladataihoz.

5. Lakott külterülettel kapcsolatos feladatok

FAJLAGOS ÖSSZEG: 2612 forint/fő

A hozzájárulás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2009. január 1-jei állapotra számított, az önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma szerint illeti meg.

6. Lakossági települési folyékony hulladék ártalmatlanítása

FAJLAGOS ÖSSZEG: 100 forint/m^3

A hozzájárulás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett lakossági folyékony hulladék mennyisége (m^3) után illeti meg azon önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett lakossági folyékony hulladék gyűjtéséről ártalmatlanítás céljából – a hulladékgazdálkodásról szóló 2000. évi XLIII. törvény alapján szervezett hulladékkezelési közszolgáltatás keretében – gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.

A hozzájárulást az önkormányzatok a lakossági folyékony hulladék becsült évi mennyisége (m^3) alapján igénylik és annak tényleges mennyisége alapján számolnak el.

7. A társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzatok feladatai

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott vagy súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 2280 forint/fő

b) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott és súlyos foglalkoztatási gondokkal küzdő település:

FAJLAGOS ÖSSZEG: 4221 forint/fő

A hozzájárulás a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. rendelet által meghatározott települések önkormányzatait lakosságszám szerint illeti meg.

8. Üdülőhelyi feladatok

FAJLAGOS ÖSSZEG: 1 forint/idegenforgalmi adóforint

A hozzájárulás az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 1 forint. Késedelmi pótlék, bírság, illetve üdülőépület utáni idegenforgalmi adó alapján nem igényelhető a hozzájárulás.

9. Területi gyermekvédelmi szakszolgálat működtetése

FAJLAGOS ÖSSZEG: 650 forint/fő

A hozzájárulás a megyei, fővárosi önkormányzatot a 0–17 éves korcsoportba tartozó lakosok száma alapján illeti meg a Gyvt. alapján szervezett területi gyermekvédelmi szakszolgáltatáshoz és a megyei/fővárosi gyermekvédelmi szakértői bizottság tevékenységéhez, a területi gyermekvédelmi szakszolgálat által a Gyvt. 141. §-a (1) bekezdésének a) pontja szerint vezetett nyilvántartásban szereplő gyermekekhez kapcsolódó feladataihoz.

10. Pénzbeli szociális juttatások

FAJLAGOS ÖSSZEG: 4100–20 300 forint/fő

A hozzájárulás a Szoctv. és a Gyvt. alapján nyújtható pénzbeli és természetbeni szociális és gyermekjóléti ellátásokhoz, az egyes ellátásokhoz tartozó különféle járulék- és hozzájárulás-fizetési kötelezettségekhez, valamint a települési önkormányzat által szervezett közfoglalkoztatáshoz kapcsolódik.

A központi költségvetés e jogcímen járul hozzá

a) a Szoctv. 36. §-ában szabályozott közcélú munka keretében kifizetett munkabér és közterheinek 5%-ához,

b) a Szoctv. 37/B. §-a (1) bekezdésének a)–c) pontjaiban szabályozott rendszeres szociális segélynek, a Szoctv. 32/B. §-ában szabályozott időskorúak járadékának, a Szoctv. 55/A. §-ában szabályozott adósságcsökkentési támogatásnak, a Szoctv. 38. §-ának (2), (5) bekezdésében szabályozott lakásfenntartási támogatásnak és a Szoctv. 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségeinek 10%-ához,

c) a Szoctv. 37. §-a (1) bekezdésében, valamint a 37/C. §-a (4) bekezdése alapján folyósított rendelkezésre állási támogatásnak a 20%-ához,

d) a Szoctv. 41. §-ának (1) bekezdésében szabályozott ápolási díjnak és az utána fizetendő nyugdíjbiztosítási járuléknak 25%-ához,

e) a Gyvt. 21. §-ában szabályozott rendkívüli gyermekvédelmi támogatás, a Szoctv. 43/B. §-ának (1) bekezdésében szabályozott ápolási díj és nyugdíjbiztosítási járuléka, a Szoctv. 38. §-ának (9) bekezdésében szabályozott lakásfenntartási támogatás, az átmeneti (krízis-) segélyezés, a temetési segély, a köztemetés, a Szoctv. 50. §-ának (3) bekezdésében szabályozott közgyógyellátás után fizetendő térítés, valamint a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának szociális alapon történő egyedi mérséklésének vagy elengedésének forrásához.

Ez az előirányzat szolgál az állampolgárok lakáshoz jutásának települési önkormányzatok általi támogatásához. Az önkormányzatok a saját rendeletükben meghatározott módon kamatmentes kölcsönt, illetőleg részben vagy egészben vissza nem térítendő támogatást nyújthatnak a rászoruló családok részére lakótelek, új vagy használt lakás megszerzéséhez, lakás bővítéséhez, korszerűsítéséhez, felújításához, fenntartásához, lakáscélú kölcsön törlesztő részleteinek, lakás lakbérének megfizetéséhez, vagy más, a lakhatással kapcsolatos költségeik viseléséhez.

A hozzájárulás a települési önkormányzatokat a lakosságszám alapján a települések szociális jellemzőiből képzett mutatószám szerint differenciáltan illeti meg.

A mutatószám kialakításában

- 10%-os súllyal a Gyvt. 20/A. §-ának (1) bekezdése szerinti pénzbeli támogatásban, valamint a 20/B. §-ának (4) bekezdése szerinti pótlékban részesülők 2008. november havi és 2009. július havi együttes létszámadataiból számított átlaga,
- 35%-os súllyal a rendszeres szociális segélyben és rendelkezésre állási támogatásban részesülőknek a települési önkormányzatok visszaigénylése alapján nyilvántartott számának 2009. június és szeptember havi együttes létszámadataiból számított átlaga,
- 25%-os súllyal a közcélú munkán foglalkoztatottak számának 2009. június és szeptember havi együttes létszámadataiból számított átlaga,
- 15%-os súllyal a lakásfenntartási támogatásban részesülőknek a 2009. június és szeptember havi együttes létszámadatokból számított átlaga,
- 15%-os súllyal a 18–59 éves korcsoportba tartozó, személyi jövedelemadót nem fizetők számának a 2008. évi adóbevallások összesítése alapján számított

lakosságszámon belüli részaránya szerepel.

11. Szociális és gyermekjóléti alapszolgáltatás feladatai

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A hozzájárulás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

- a Szoctv. 64. §-ában meghatározott családsegítés,
- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 41. §-ának (4) bekezdése szerinti napközbeni ellátás, valamint a 44. §-ában meghatározott házi gyermekfelügyelet

működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

A hozzájárulás a települési önkormányzatot lakosságszám alapján illeti meg.

aa) FAJLAGOS ÖSSZEG: 250 forint/fő

A hozzájárulás a 2000-nél kisebb lakosságszámú települési önkormányzatot illeti meg a település lakosságszáma szerint, szolgáltatásonként.

A 2000-nél kisebb lakosságszámú, családsegítést és gyermekjóléti szolgáltatást működési engedéllyel végző települési önkormányzatot az ab) pont szerinti hozzájárulás illeti meg. Ha az önkormányzat csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az ab) pont szerinti hozzájárulás 50%-a, valamint az e jogcímű hozzájárulás jár. Mindkét szolgáltatást működtető 2000-nél kisebb lakosságszámú önkormányzat az ab) pont szerinti hozzájárulás mellett nem jogosult az e jogcímű hozzájárulásra.

ab) A hozzájárulásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000-et. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/5000) x 3 950 000 forint

ac) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001–110 000 lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/7000) x 3 950 000 forint

ad) A hozzájárulásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000-nél nagyobb lakosságszámú települési önkormányzat jogosult. A hozzájárulás (H) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

H = (L/8000) x 3 950 000 forint

Ha az önkormányzat az ab)–ad) pontok szerinti hozzájárulások esetén csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az adott hozzájárulás 50%-a jár.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 099 400 forint/központ

A hozzájárulás a Gyvt. 40. §-ának (1)–(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A hozzájárulás a gyermekjóléti központot működtető legalább 40 000 lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Otthonközeli ellátás

FAJLAGOS ÖSSZEG: 221 450 forint/fő

ca) A hozzájárulás 100%-át igényelheti a települési önkormányzat azon ellátottak után, akik részére a szociális étkeztetést és a házi segítségnyújtást együttesen biztosítja.

cb) A hozzájárulás 65%-át igényelheti a települési önkormányzat azon ellátottak után, akik részére a szociális étkeztetést és az időskorúak nappali ellátását együttesen biztosítja.

cc) A hozzájárulás 25%-át igényelheti a települési önkormányzat azon ellátottak után, akik részére szociális étkeztetést biztosít.

Ezen a jogcímen igényelhető a hozzájárulás a népkonyhai étkezetésben részesülők után is.

cd) A hozzájárulás 75%-át igényelheti a települési önkormányzat azon ellátottak után, akik részére házi segítségnyújtást biztosít.

ce) A hozzájárulás 40%-át igényelheti a helyi önkormányzat azon ellátottak után, akik részére időskorúak nappali ellátását biztosít.

A hozzájárulások a Szoctv. 62. §-a, 63. §-a, 65/F. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szolgáltatásokhoz vehetők igénybe.

A ca)–cc) pontok szerinti normatív hozzájárulások nem vehetők igénybe a közoktatási feladatellátás keretében a 17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés jogcímen étkeztetésben részesülők után.

A ca), és cd) pontok szerinti hozzájárulások minden ténylegesen ellátott után igényelhetők.

Azon ellátott után, akire vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak a cb) pont szerinti hozzájárulás 60%-át, vagy a ce) pont szerinti hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az ellátásra vonatkozó igénybevételi napló nyilvántartása alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Egy ellátott egy ellátási napon csak egyszeresen és egy jogcímen vehető figyelembe.

d) Fogyatékos személyek nappali intézményében elhelyezett gyermekek kedvezményes étkeztetése
FAJLAGOS ÖSSZEG: 65 000 forint/fő

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítési díj-kedvezményt, vagy ingyenes étkeztetést biztosít.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

e) Falugondnoki vagy tanyagondnoki szolgáltatás
FAJLAGOS ÖSSZEG: 1 996 550 forint/szolgálat

A hozzájárulásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.

A hozzájárulás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Utcai szociális munka
FAJLAGOS ÖSSZEG: 4 543 750 forint/szolgálat

A hozzájárulást igényelheti az 50 000-nél nagyobb lakosságszámú települési önkormányzat, amely a Szoctv. 65/E. §-ában meghatározott utcai szociális munkát a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.

A hozzájárulás az önkormányzatot az ellátást biztosító szolgálatok száma alapján illeti meg.

g) Fogyatékos és demens személyek nappali intézményi ellátása
FAJLAGOS ÖSSZEG: 405 600 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a hozzájárulás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórképet megállapító szakvéleményével.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akinek jogcímén a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

h) Pszichiátriai és szenvedélybetegek, hajléktalanok nappali intézményi ellátása
FAJLAGOS ÖSSZEG: 206 100 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek, hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A hozzájárulás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akinek jogcímén a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e hozzájárulás 40%-át számolhatja el.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a pszichiátriai és szenvedélybetegek nappali ellátásában részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. 94/B. §-a, illetve 94/D. §-a szerint az intézménnyel megállapodást kötött ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók, kivéve a nappali melegedőt igénybe vevőket.

A hajléktalanok számára nappali ellátást nyújtó intézményben az elszámolás alapja a külön jogszabályban meghatározott eseménynapló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

12. Szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezés

a) Fokozott ápolást, gondozást igénylő ellátás

aa) Gyermekvédelmi különleges és speciális ellátás

FAJLAGOS ÖSSZEG: 842 750 forint/fő

A hozzájárulás a helyi önkormányzat által fenntartott, különleges, illetve speciális ellátást nyújtó, a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményekben ellátott, gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenesen elhelyezett 0–17 éves gyermekek után vehető igénybe, akik a gyermekvédelmi szakértői bizottság szakvéleménye és a gyámhatóság határozata alapján a Gyvt. 53. §-a (2) bekezdésének a) pontja szerinti különleges, illetve b) pontja szerinti speciális ellátásban részesülnek.

A hozzájárulás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakvéleménye nem szükséges.

ab) Fogyatékos személyek, pszichiátriai és szenvedélybetegek tartós bentlakásos intézményi ellátása

aba) A pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonának és rehabilitációs intézményeinek támogatása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát és rehabilitációs intézményét intézményenként legalább 10 férőhellyel tartják fenn.

abb) A pszichiátriai és szenvedélybetegek, fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) lakóotthonainak támogatása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulásra jogosultak azok a helyi önkormányzatok, amelyek a Szoctv. 85/A. §-ában rögzítetteknek megfelelő lakóotthont üzemeltetnek.

Az aba) és az abb) pontok közös szabályai

A 16–35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények esetében a támogatás az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) finanszírozással együtt is igénybe vehető.

ac) Demens betegek bentlakásos intézményi ellátása

FAJLAGOS ÖSSZEG: 710 650 forint/fő

A hozzájárulást igénybe vehetik azok a helyi önkormányzatok, amelyek a Szoctv.-ben szabályozott módon az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják.

Az e pont szerinti hozzájárulás vehető igénybe az idősek bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, az Országos Rehabilitációs és Szociális Szakértői Intézet, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.

Az ellátottak számának meghatározása: tervezéskor az éves becsült gondozási napok száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

b) Átlagos ápolást, gondozást igénylő ellátás

ba) Otthont nyújtó ellátás

FAJLAGOS ÖSSZEG: 739 000 forint/fő

A hozzájárulást a gyermekvédelmi szakellátást nyújtó helyi önkormányzat veheti igénybe azok után a – gyámhatósági határozattal átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 0–17 éves gyermekek után, akik az általa fenntartott, Gyvt. 53. §-a szerint otthont nyújtó ellátást biztosító intézményben, vagy nevelőszülőnél, vagy hivatásos nevelőszülőnél kerültek elhelyezésre, és nem minősítették őket különleges vagy speciális szükségletűnek.

bb) Utógondozói ellátás

FAJLAGOS ÖSSZEG: 667 450 forint/fő

Ez a hozzájárulás vehető igénybe a helyi önkormányzat által – gyámhivatal határozata alapján – a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18–24 éves korú fiatal felnőtt után.

A hozzájárulás 80%-át veheti igénybe a fenntartó a Gyvt. 93. §-a (1) bekezdésének a) pontjában meghatározott ok miatt utógondozói ellátásban részesülő fiatal felnőtt után.

bc) Átlagos szintű ápolást, gondozást nyújtó ellátás tartós bentlakásos és átmeneti elhelyezést nyújtó szociális intézményekben

bca) Időskorúak ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek időskorúak ápoló-gondozó otthonát a Szoctv.-ben szabályozott módon tartanak fenn.

bcb) Átmeneti elhelyezést nyújtó ellátás és hajléktalanok ápoló-gondozó otthoni ellátása

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A hozzájárulást azok a helyi önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok ápoló-gondozó otthonát (ideértve a rehabilitációs intézményt), továbbá időskorúak, pszichiátriai és szenvedélybetegek, valamint fogyatékosok átmeneti elhelyezését biztosító intézményt tartanak fenn. Igénybe vehetik a hozzájárulást azok a helyi önkormányzatok is, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására működési engedélyt kaptak, illetve a nevelőszülői, a hivatásos nevelőszülői és a helyettes szülői jogviszony egyes kérdéseiről szóló 261/2002. (XII. 18.) Korm. rendelet szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő, továbbá időskorúak, fogyatékosok, pszichiátriai és szenvedélybetegek gondozóháza, otthonháza.

A hajléktalanok átmeneti elhelyezését biztosító intézményekben ellátottak után a 13. pont, a pszichiátriai és szenvedélybetegek, valamint a fogyatékosok tartós bentlakásos intézményeiben ellátottak után a 12. ab) pont jogosultsága szerinti normatív hozzájárulás illeti meg a helyi önkormányzatot.

A hozzájárulásból támogatás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

c) Emelt színvonalú bentlakásos ellátás

FAJLAGOS ÖSSZEG: 309 350 forint/fő

A hozzájárulás az időskorúak ápolást, gondozást nyújtó otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 12. ac) pont szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg az önkormányzatot.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

13. Hajléktalanok átmeneti intézményei

a) Hajléktalanok átmeneti szállása, éjjeli menedékhely

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A hozzájárulást azok az önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A hozzájárulás a helyi önkormányzatot a hajléktalanok átmeneti intézményében működő férőhelyek száma, továbbá a hajléktalanok kórházi ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A hozzájárulásból támogatás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál a gondozási napokon rendelkezésre álló férőhelyek éves összege osztva 365-tel.

b) Bázis-szállás

FAJLAGOS ÖSSZEG: 500 forint/férőhely/nap

A hozzájárulást a Szoctv.-ben meghatározott szolgáltatás után igényelheti a külön jogszabályban meghatározott szakmai feltételek szerint létrehozott bázis-szállást időszakosan működtető önkormányzat.

A hozzájárulás a 30 000-nél nagyobb lakosságszámú települési önkormányzatot a működtetett és külön jogszabályban meghatározott módon dokumentáltan igénybe vett bázis-szállás férőhelyek alapján illeti meg.

A normatív hozzájárulás igénylése utólagosan, az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (7) bekezdése szerinti elszámolás keretében történik.

14. Gyermekek napközbeni ellátása

a) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 494 100 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott beíratott gyermekek után vehető igénybe.

Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

A bölcsődében a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 30. §-ának (1) bekezdése alapján korai fejlesztésben és gondozásban, illetve a Közokt. tv. 30. §-ának (6) bekezdése alapján fejlesztő felkészítésben részesülő gyermek után az önkormányzat e hozzájáruláson túlmenően igénybe veheti a 16.2.2. és a 16.2.3. pont szerinti hozzájárulást.

A Közokt. tv. 33. §-ának (14) bekezdése szerinti egységes óvoda-bölcsőde intézmény keretei között ellátásban részesülő bölcsődéskorú, második életévüket betöltő gyermekek után nem az e pontban meghatározott, hanem a 15. a) pont szerinti normatív hozzájárulás vehető igénybe az ott megállapított feltételeknek megfelelően.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámoláskor a bölcsődék havi jelentőlapja szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

b) Családi napközi ellátás és -gyermekfelügyelet

FAJLAGOS ÖSSZEG: 268 200 forint/fő

A hozzájárulás a Gyvt. 43. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi napköziben ellátott beíratott gyermekek után vehető igénybe legfeljebb 14 éves korig. Ez a hozzájárulás igényelhető a Gyvt. 43/A. §-a alapján szervezett, a helyi önkormányzat által fenntartott családi gyermekfelügyelet keretében ellátott, a Gyvt.-ben meghatározott életkorú gyermekek után is.

A hozzájárulás 50%-át veheti igénybe a fenntartó, ha a napi nyitvatartási idő összességében nem éri el a heti 20 órát.

A hozzájárulás tartalmazza a gyermekek napközbeni ellátása keretében nyújtott étkeztetés térítési díjának normatív alapon történő mérsékléséhez kapcsolódó támogatást is.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

c) Ingyenes intézményi étkeztetés

FAJLAGOS ÖSSZEG: 65 000 forint/fő

A hozzájárulás a Gyvt. alapján szervezett, a helyi önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében ellátott azon gyermekek után vehető igénybe, akik a Gyvt. 148. §-a (5) bekezdésének a) pontja alapján ingyenes bölcsődei étkeztetésben részesülnek.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

15. Közoktatási alap-hozzájárulás

FAJLAGOS ÖSSZEG: 2 350 000 forint/teljesítmény-mutató/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulás a helyi önkormányzat által fenntartott óvodában óvodai nevelésben, az általános iskolában, középiskolában, a szakiskola 9–10. évfolyamán oktatásban, továbbá a szakképzés keretében elméleti képzésben, az alapfokú művészetoktatásban, a napközi, vagy tanulószobai foglalkoztatásban, iskolaotthonos nevelésben, oktatásban részt vevő, valamint a kollégiumban, externátusban elhelyezett gyermekek, tanulók után jár a 2010/2011. nevelési évre, tanévre a következő feltételek szerint:

a) Az óvodában nevelésben részesülő gyermekek után – beleértve a sajátos nevelési igényű gyermekeket is –
- a 2010/2011. nevelési évi közoktatási statisztikai nyitó létszám adatok alapján, továbbá
- akik 2010. december 31-éig a harmadik életévüket betöltik és a 2010/2011. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint
- akik negyedik és ötödik életévüket betöltik és a 2010/2011. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.

Nem igényelhető hozzájárulás azon gyermekek után, akik a hetedik életévüket 2010. szeptember 1-jéig betöltik, kivéve, ha a Közokt. tv. 24. §-ának (5) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődéskorú, második életévüket – 2010. szeptember 1-je és december 31-e között – betöltő gyermekeket is, akiknek a gondozását a Közokt. tv. 33. §-ának (14) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a külön jogszabályban meghatározott feltételek szerint biztosítják és a gyermek 2010. szeptember 1-je és december 31-e között igénybe veszi az ellátást. 2010. szeptember 1-jétől egy gyermekként lehet figyelembe venni azt a 2009/2010. nevelési évben bölcsődéskorúnak minősülő gyermeket, aki 2010. szeptember 1-jéig betölti harmadik életévét.

b) Az általános iskola 1–8. évfolyamos tanulói után, beleértve a sajátos nevelési igényű és fejlesztő iskolai oktatásban részt vevő tanulókat, továbbá a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamára járó tanulókat, valamint a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–8. évfolyamára járó tanulókat is, ha e tanulók a központi program alapján az 5., illetve a 7. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit.

c) A középiskola (a gimnázium és szakközépiskola) 9–12., – a Közokt. tv. 28. §-ának (4) bekezdésében, illetve 29. §-ának (2) és (8) bekezdésében meghatározott esetben a 9–13. – évfolyamára járó, a szakiskolában – a Közokt. tv. 27. §-ának (8) bekezdése szerint – szervezett felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamra, továbbá a 27. §-ának (1) bekezdése figyelembevételével a 9–10. évfolyamokra járó tanulók után, beleértve
- a sajátos nevelési igényű tanulókat,
- a művészeti szakmai vizsgára felkészítő, párhuzamos művészeti képzést folytató szakiskola és szakközépiskola évfolyamaira járó tanulókat is, ha a tanulók a központi program alapján – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítják el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit,

- azokat a középiskolai tanulókat, akik számára – a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet (a továbbiakban: 11/1994. (VI. 8.) MKM rendelet) 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg az oktatást, nevelést,
- azon 9. előkészítő osztályba járó középiskolai, szakiskolai tanulókat is, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János kollégiumi programjai keretében szervezik meg az oktatást, nevelést.

d) A szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv., valamint a szakképzésről szóló 1993. évi LXXVI. törvény (a továbbiakban: szakképzési törvény) rendelkezéseinek megfelelően – a szakképzési évfolyamokon szervezett szakmai elméleti képzésben részt vevő tanulók után – beleértve a sajátos nevelési igényű tanulókat is – az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképzésben részt vevő tanuló után is jár e hozzájárulás.

e) Az alapfokú művészetoktatási intézmény zeneművészeti ágán az alapfokú művészetoktatás követelményei és tantervi programjának bevezetéséről és kiadásáról szóló 27/1998. (VI. 10.) MKM rendeletben (a továbbiakban: 27/1998. (VI. 10.) MKM rendelet) meghatározott egyéni foglalkozás keretében történő oktatásban részt vevő tanulók, illetve a képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán tanulók, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő tanulók létszáma után. Az alapfokú művészetoktatási intézménybe beírt és a foglalkozásokon részt vevő tanuló csak egy jogcímen vehető figyelembe, abban az esetben is, ha több tanszakon, illetve több művészeti ágban, vagy több alapfokú művészetoktatási intézményben részesül művészeti képzésben. A tanulót azon a jogcímen kell figyelembe venni, amelyik tanszakra a térítési díjfizetési kötelezettséget választotta, és a választott képzés keretében számára legalább heti négy foglalkozást biztosítanak. A több tanszakon biztosított foglalkozások száma nem vonható össze. Nem igényelhető ez a hozzájárulás azon tanulók után, akik az egységes iskolában az egységes helyi tanterv, illetve a Waldorf iskolák kerettanterve alapján részesülnek alapfokú művészetoktatásban.

f) A kollégiumi, externátusi nevelésben, ellátásban részesülő, – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján szervezett – iskolai rendszerű nappali oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű gyermekeket, tanulókat, továbbá a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a és a 39/H. §-a alapján az Arany János középiskolai, vagy szakiskolai és középiskolai programban résztvevőket is. Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.
Externátusi ellátásban részesülő tanuló esetén a hozzájárulás akkor igényelhető, ha a tanuló részére férőhely hiánya miatt nem lehetett kollégiumi elhelyezést biztosítani. További feltétel, hogy a lakhatási költségeket (albérleti díj, közüzemi díj) a fenntartó önkormányzat vállalja. Nem igényelhető a hozzájárulás a – Polgári Törvénykönyvről szóló 1959. évi IV. törvény 685. §-ának b) pontjában meghatározott – közeli hozzátartozóknál lakó tanuló után.

g) Az általános iskolában, a nyolc évfolyamos gimnázium 5–8. évfolyamán, a hat évfolyamos gimnázium 7–8. évfolyamán nappali rendszerű oktatásban részt vevő tanulók után, akik számára a Közokt. tv. 53. §-ának (4) bekezdése szerinti időkeretekben szervezett napközis vagy tanulószobai foglalkozást, illetve a 11/1994. (VI. 8.) MKM rendelet 39/C. §-ának megfelelően szervezett egész napos iskolaotthonos oktatást, nevelést biztosítanak.

Az a)–d) pont alatti hozzájárulás egy gyermek/tanuló után csak egy jogcímen vehető igénybe. Az a)–d) pontokhoz kapcsolódó hozzájárulás mellett az e)–g) pontok szerinti hozzájárulások az ott meghatározott feltételekkel járnak.

Az a)–g) pont alatt figyelembe vehető gyermek/tanuló létszám alapján a Közokt. tv.-ben meghatározott oktatás-szervezési paraméterek alkalmazásával számított teljesítmény-mutatóhoz kapcsolódik a hozzájárulás. A teljesítmény-mutató számítási eljárása a következő:

az egységes óvodai-bölcsődei, az óvodai nevelési évek, az iskolai 1–8., 9–12. évfolyamok, a szakképzési évfolyamok, az alapfokú művészetoktatási intézmény előképző, alapképző és továbbképző évfolyamai, a kollégiumi csoportok, napközi, tanulószobai csoportok, az iskolaotthonos oktatás esetében	a középiskolai 13. évfolyamok esetében
Tm1 = (T / O1) x Teh	Tm2 = (T / O2) x Teh

Ahol:

Tm1, Tm2 = adott nevelési évekre, évfolyam-csoportra, kollégiumi csoportra számított teljesítmény-mutató egy tizedesre kerekítve,

T = adott nevelési évre szervezett csoport, iskolai évfolyam-csoport, kollégiumi csoport összes gyermek/tanulólétszáma egész főre kerekítve,

O1 = az egységes óvodai-bölcsődei, az óvodai nevelési évek, az általános iskolai 1–8., a 9–12. évfolyamok, szakképzési évfolyamok esetében az évfolyam-csoportra meghatározott csoport/osztály átlaglétszám, az alapfokú művészeti képzés zeneművészeti ágára és egyéb művészeti ágára, a kollégiumi csoportokra, valamint az általános iskolai napközi/tanulószobai, illetve az az iskolaotthonos foglalkoztatásra meghatározott csoport átlaglétszám,

O2 = a középiskolában a 13. évfolyamra meghatározott csoport/osztály átlaglétszám,

Teh = tanítási együttható (két tizedesre kerekítve), azaz

- a Közokt. tv.-ben az évfolyam-csoportra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési, illetve heti tanulói foglalkoztatási időkeretre, továbbá az alapfokú művészetoktatás, a kollégiumi csoport-foglalkozások, a napközis/tanulószobai, vagy iskolaotthonos foglalkoztatás szervezési időkereteire épülő, elismert időkeret (tanórában), és
- a Közokt. tv.-ben meghatározott pedagógus heti kötelező óraszám hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma alapozza meg a számítást)
- korrigálva az intézménytípus-együtthatóval.

A gyermek, tanuló létszámok meghatározásánál nem alkalmazható a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglalt, a csoportok szervezéséhez előírt létszám-számítás.

Ha a nevelést, oktatást összevont osztályban, vegyes életkorú óvodai csoportban szervezik meg, akkor a teljesítmény-mutató számításánál a gyermeket, tanulót a legmagasabb számú iskolai évfolyamhoz, illetve a legmagasabb életkornak megfelelő óvodai csoporthoz kell besorolni. A fejlesztő iskolai tanulókat – évfolyamtól függetlenül – 4. évfolyamos tanulóként kell számításba venni. A teljesítmény-mutató számításánál figyelembe vehető paramétereket a Kiegészítő szabályok 10. f) pontja tartalmazza.

16. Közoktatási kiegészítő hozzájárulások

16.1. Iskolai gyakorlati oktatás, szakképzés (szakmai gyakorlati képzés)

16.1.1. Iskolai gyakorlati oktatás a szakiskola és a szakközépiskola 9–10. évfolyamán, nyelvi előkészítő évfolyam esetén 10–11. évfolyamán

FAJLAGOS ÖSSZEG: 35 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat az általa fenntartott szakiskolában, illetve szakközépiskolában a 9–10. évfolyamon, nyelvi előkészítő évfolyam esetén 10–11. évfolyamon folyó és a nappali oktatás munkarendje szerint szervezett gyakorlati oktatásban részt vevő tanulók után veheti igénybe a Közokt. tv. 27. §-a szerint a szakiskolákban a pályaorientáció és a gyakorlati oktatás, a szakközépiskolákban a pedagógiai programban meghatározott – a Közokt. tv. 29. §-ának (1) bekezdése szerinti – szakmai orientációs gyakorlati oktatás legfeljebb 12 fős csoportban és legalább heti négy órában történő megszervezéséhez.

16.1.2. Szakmai gyakorlati képzés a szakképzési évfolyamokon

FAJLAGOS ÖSSZEG: 98 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott szakközépiskolában, szakiskolában (speciális szakiskolában, készségfejlesztő szakiskolában) – a Közokt. tv. és a szakképzési törvény rendelkezéseinek megfelelően – szervezett szakképzésben, szakmai gyakorlati képzésben részt vevő tanulók után az első szakképesítésnek minősülő szakképesítés megszerzésére történő felkészítéshez. Első szakképzésben résztvevőnek minősül az a tanuló is, aki már rész-szakképesítést szerzett. A Közokt. tv. 114. §-ának (2) bekezdése alá tartozó tanulók esetében a második, illetve további szakképesítésekhez kapcsolódó szakmai gyakorlati képzésben, részt vevő tanulók után is jár e hozzájárulás.

A hozzájárulás igénylési feltételei:

a) a hozzájárulást az önkormányzat az Országos Képzési Jegyzék (a továbbiakban: OKJ) szerint egyéves képzési idejű szakképzésben valamennyi, a kettő és fél, illetve hároméves képzési idejű szakképzésben a második szakképzési évfolyamon, valamint a speciális szakiskola, a készségfejlesztő speciális szakiskola szakképzési évfolyamain – nem OKJ képzés esetében is – az életkezdéshez, a munkába álláshoz szükséges ismeretek átadását szolgáló képzés esetén a Közokt. tv. 27. §-ának (10) bekezdése szerinti, mindkét szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szakmai gyakorlati képzésben részt vevő tanuló után veheti igénybe.

b) a hozzájárulás 140%-át veheti igénybe az önkormányzat az első szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzésben részt vevő tanulók után, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

c) a hozzájárulás 60%-át veheti igénybe az önkormányzat az utolsó szakképzési évfolyamon az iskolai tanműhelyben, központi képzőhelyen, vagy más költségvetési szervnél szervezett szakmai gyakorlati képzések esetében, ha az OKJ szerint egyévesnél hosszabb a képzési idő.

d) a hozzájárulás 20%-át veheti igénybe az önkormányzat a tanulószerződés alapján nem a helyi önkormányzat által fenntartott létesítményben szervezett szakmai gyakorlati képzésben részt vevő azon tanuló után, akivel a szakképzési törvény 27. §-a alapján tanulószerződést kötöttek. Nem igényelhető további normatíva a tanulószerződés alapján gyakorlati képzésben részt vevő tanuló után, akkor sem, ha a gazdálkodó szervezet kötelezettségeit a szakképzési törvény 28. §-ának (2) bekezdése alapján a szakképző iskola átvállalja.

Az e pont alatti hozzájárulások egy tanuló után csak egy jogcímen vehetők igénybe a Kiegészítő szabályok 10. g) pontjában a létszám-számításra vonatkozó előírások szerint. A létszám számításánál csak az önkormányzati fenntartásban költségvetési szervként működtetett központi képzőhelyeken tanulók vehetők figyelembe.

Az e pont alatti hozzájárulások igénybevételének feltétele, hogy a gyakorlati oktatást a Közokt. tv. 42. §-ának (3) bekezdése szerint szervezzék meg.

Nem igényelhető ez a hozzájárulás

- a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerinti párhuzamos művészeti képzésben részt vevő tanulók után,
- a Közokt. tv. 27. §-ának (8) bekezdése szerinti felzárkóztató oktatásban részt vevő, tíz, vagy húsz hónapig tartó 9. évfolyamon tanulók után,
- a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján a Hátrányos Helyzetű Tanulók Arany János kollégiumi programjai keretében szervezett szakiskolai oktatásban részt vevő tanulók után.

16.2. Sajátos nevelési igényű gyermekek, tanulók nevelése, oktatása

16.2.1. Gyógypedagógiai (konduktív pedagógiai) nevelés, oktatás az óvodában és az iskolában

FAJLAGOS ÖSSZEG: 224 000 forint/fő/év
- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott óvodában, a fejlesztő iskolában, az általános iskola 1–8., a nyolc évfolyamos gimnázium 5–8., és a hat évfolyamos gimnázium 7–8. évfolyamán, a középiskolában, szakiskolában és szakképző intézményben, az illetékes szakértői és rehabilitációs bizottság (a továbbiakban: rehabilitációs bizottság) szakvéleménye alapján nappali rendszerű iskolai oktatásban, gyógypedagógiai (konduktív pedagógiai) nevelésben, oktatásban részt vevő gyermekek, tanulók után.

Ez a hozzájárulás jár azok után a nappali rendszerű iskolai oktatatásban részesülő sajátos nevelési igényű tanulók, továbbá óvodai nevelésben részesülő sajátos nevelési igényű gyermekek után is, akik kollégiumban elhelyezésben, nevelésben, ellátásban részesülnek.

A hozzájárulás igénylési feltételei:

a) A hozzájárulás azon sajátos nevelési igényű tanulók után jár, akik tanulmányi kötelezettségüket a rehabilitációs bizottság szakvéleménye alapján magántanulóként teljesítik, valamint azok után a nem sajátos nevelési igényű, de – a magasabb összegű családi pótlékra jogosító betegségekről és fogyatékosságokról szóló 5/2003. (II. 19.) ESzCsM rendelet 1. §-ának (1) bekezdésében meghatározott – orvosi igazolás alapján tanulmányaikat magántanulóként folytató tanulók után, akik részére az iskola legalább heti nyolc tanítási óra egyéni felkészítést biztosít.

b) A hozzájárulás 60%-a jár azon tanulók után, akik esetében a rehabilitációs bizottság a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet (a továbbiakban: 14/1994. (VI. 24.) MKM rendelet) 17. §-ának (3) bekezdése alapján megállapította, hogy az áthelyezés indokoltsága (a sajátos nevelési igény) megszűnt, és a 2010/2011. tanévet, illetve a 2009/2010. tanévtől visszahelyezett tanuló a 2010/2011. tanévet is a kötelező felvételt biztosító vagy a választott általános iskolában kezdte meg, feltéve, ha az áthelyezés (tan)évében az oktatási és kulturális miniszter által kiadott pedagógiai rendszer szerint szervezik meg az oktatását. Ez a hozzájárulás jár azon tanulók után is, akiknek folyamatos figyelemmel kísérését a rehabilitációs bizottság – a 14/1994. (VI. 24.) MKM rendelet 13. §-ának (5)–(7) bekezdése alapján – rendelte el. A hozzájárulás kizárólag a visszahelyezéstől számított második tanév végéig igényelhető.

c) A hozzájárulás 160%-a jár a testi, érzékszervi, súlyos, középsúlyos értelmi fogyatékos, autista, halmozottan fogyatékos sajátos nevelési igényű gyermekek, tanulók után.

d) A hozzájárulás 80%-a jár a beszédfogyatékos, enyhe értelmi fogyatékos, a megismerő funkció, vagy a viselkedés fejlődésének organikus okokra visszavezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

e) A hozzájárulás 60%-a jár a megismerő funkció, vagy a viselkedés fejlődésének organikus okokra vissza nem vezethetően tartós és súlyos rendellenessége miatt sajátos nevelési igényű gyermekek, tanulók után.

16.2.2. Korai fejlesztés, gondozás

FAJLAGOS ÖSSZEG: 240 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat a rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási intézményben – bölcsőde, fogyatékosok ápoló-gondozó otthona, gyermekotthon, szociális és gyermekvédelmi bentlakásos és átmeneti elhelyezést nyújtó intézmény – szervezett korai fejlesztésben és gondozásban részt vevő gyermek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 8. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

16.2.3. Fejlesztő felkészítés

FAJLAGOS ÖSSZEG: 305 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat az illetékes rehabilitációs bizottság szakvéleménye alapján otthoni ellátásban, vagy közoktatási, illetve nem közoktatási – bölcsőde, fogyatékosok ápoló-gondozó otthona, fogyatékosok rehabilitációs intézménye, fogyatékosok nappali intézménye – intézményben szervezett fejlesztő felkészítésben (képzési kötelezettség) részt vevő gyermekek után, ha a feladat ellátásáról a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 9. §-ában foglalt követelményeknek megfelelően gondoskodik. E hozzájárulás mellett a közoktatási célú hozzájárulások közül – a 17. jogcím kivételével – más nem igényelhető.

A 16.2. pont alatti kiegészítő hozzájárulások az óvodai, iskolai nevelésben, oktatásban résztvevők után egy jogcímen járnak és függetlenül attól, hogy a gyermeket, illetve a tanulót a többi gyermektől, tanulótól elkülönítve külön óvodai csoportban, illetve külön iskolai osztályban, vagy a többi gyermekkel, tanulóval együtt egy óvodai csoportban, illetve egy iskolai osztályban nevelik és oktatják. A 16.2.1. pont alatti sajátos nevelési igényű, nappali rendszerű iskolai oktatásban, továbbá óvodai nevelésben részt vevő tanulók/gyermekek után, akik kollégiumi nevelésben, ellátásban is részesülnek ez utóbbi jogcímen is igényelhető hozzájárulás fenti feltételek szerint.

16.3. Nem magyar nyelven folyó nevelés és oktatás, valamint a roma kisebbségi oktatás

FAJLAGOS ÖSSZEG: 40 000 forint/fő/év

– 2010. költségvetési évben,

– 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott

- óvodában azon nemzeti, etnikai kisebbséghez tartozó gyermekek után, akiknek anyanyelvű és kétnyelvű óvodai nevelését a Nemzeti, etnikai kisebbség óvodai nevelésének irányelve és a Nemzeti, etnikai kisebbség iskolai oktatásának irányelve kiadásáról szóló 32/1997. (XI. 5.) MKM rendelet (a továbbiakban: kisebbségi oktatás irányelve) szerinti nevelési program alapján biztosítja,
- iskolában azon nemzeti, etnikai kisebbséghez tartozó, nappali rendszerű iskolai oktatásban részt vevő tanulók után, akiknek a nyelvoktató iskolai nevelését, oktatását (ideértve a romani és a beás nyelveket is) a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján biztosítja,

- iskolában azon nappali rendszerű oktatásban résztvevőnek minősülő tanulók után, akiknek – a Közokt. tv. 86. §-ának (6) bekezdése alapján – kiegészítő kisebbségi oktatást biztosít a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv szerint.

A kisebbségi óvodai nevelés és iskolai oktatás irányelve szerint kizárólag magyar nyelven folyó roma kisebbségi óvodai nevelés, nappali rendszerű iskolai nevelés-oktatás esetén a kisebbségi oktatás irányelve szerint szervezett programban részt vevő gyermekek, tanulók számát az igényjogosultság számításánál el kell osztani 2-vel.

Az e pont alatti hozzájárulások gyermekenként, tanulónként csak egy jogcímen igényelhetők, továbbá e mellett nem igényelhető a 16.4. pont szerinti hozzájárulás. E hozzájárulások igénylésénél figyelembe kell venni a Kiegészítő szabályok 10. j) pontjában foglalt további együttes feltételeket is.

16.4. Nemzetiségi nyelvű, két tanítási nyelvű oktatás, nyelvi előkészítő oktatás

FAJLAGOS ÖSSZEG: 64 000 forint/fő/év
- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott iskolában, nappali rendszerű iskolai oktatásban részt vevő azon tanuló után, akinek

- nemzetiségi nyelven vagy nemzetiségi és magyar nyelven (nemzetiségi két tanítási nyelvű oktatás) szervezi meg az oktatást a kisebbségi oktatás irányelve figyelembevételével készült helyi tanterv alapján, vagy
- két tanítási nyelven (két tanítási nyelvű oktatás) szervezi meg az oktatást, azokon az évfolyamokon, amelyeken a helyi tanterv alkalmazása kötelező, illetve választható, ott a két tanítási nyelvű iskolai oktatás irányelve szerint készült helyi tanterv alkalmazásával, vagy
- a Közokt. tv. 28. §-ának (4) bekezdése, illetve a 29. §-ának (2) bekezdése alapján készült helyi pedagógiai program, illetve a helyi tanterv alapján nyelvi előkészítő évfolyamon biztosítja az oktatást.

Az e pont szerinti hozzájárulások gyermekenként, tanulónként csak egy jogcímen vehetők igénybe, továbbá e mellett nem igényelhető a 16.3. pont szerinti hozzájárulás.

16.5. Egyes pedagógiai programok, módszerek támogatása

16.5.1. Pedagógiai programok támogatása

FAJLAGOS ÖSSZEG: 210 000 forint/fő/év
- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a helyi önkormányzat igényelheti az általa fenntartott intézményben a következők szerint:

a) a hozzájárulást a párhuzamos művészeti képzést folytató szakiskola és szakközépiskola 5–12. évfolyamára, vagy 7–12. évfolyamára, illetve a Közokt. tv. 29. §-ának (2) és (8) bekezdésében meghatározottak szerint a 13. évfolyamára járó tanulók után igényelheti, ha a tanuló a központi program alapján az 5., a 7. és 9. évfolyamtól kezdődően – a Közokt. tv. 27. §-ának (7), illetőleg a 29. §-ának (8) bekezdése szerint – ugyanabban az iskolában egyidejűleg sajátítja el az általános műveltséget megalapozó pedagógiai szakasz, valamint a művészeti szakképesítés megszerzésére felkészítő pedagógiai szakasz követelményeit. E hozzájárulás mellett a 16.1. pont alatti kiegészítő hozzájárulások nem vehetők igénybe.

b) a hozzájárulás 150%-át a középiskolai, szakiskolai tanulók után lehet igényelni, ha számukra – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a, vagy 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja, illetve ha a 9. előkészítő osztályba járó középiskolai tanulóknak a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást,

c) a hozzájárulás 200%-át a kollégiumban elhelyezett középiskolai tanulók után lehet igényelni, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/I. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Tehetséggondozó Programja keretében szervezik meg a nevelést, oktatást,

d) a hozzájárulás 300%-át a kollégiumban elhelyezett, a középiskola, illetve a szakiskola 9. évfolyamára járó tanulók után lehet igényelni, akik számára – a 11/1994. (VI. 8.) MKM rendelet 39/H. §-a alapján – a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programja keretében szervezik meg a nevelést, oktatást.

Az a)–b) pont szerinti hozzájárulás mellett egy tanuló után a c), vagy d) jogcímen is jár a hozzájárulás, az ott meghatározott feltételek szerint.

16.5.2. Pedagógiai módszerek támogatása

a) Minősített alapfokú művészeti oktatás zeneművészeti ágon

FAJLAGOS ÖSSZEG: 44 900 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. e) pont alatti igényjogosultsági feltételek figyelembevételével – a 27/1998. (VI. 10.) MKM rendeletben meghatározott egyéni foglalkozás keretében történő oktatáshoz – azon alapfokú művészetoktatási intézmények tanulói után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet (a továbbiakban: 3/2002. (II. 15.) OM rendelet) 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték.

b) Minősített alapfokú művészeti oktatás a képző- és iparművészeti, a táncművészeti, a szín- és bábművészeti ágon, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban

FAJLAGOS ÖSSZEG: 17 600 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a 15. e) pont alatti igényjogosultsági feltételek figyelembevételével az alapfokú művészetoktatás képző- és iparművészeti, táncművészeti, szín- és bábművészeti ágán, valamint a zeneművészeti ágon csoportos főtanszakos zeneoktatásban részt vevő azon intézmények tanulóinak létszáma után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a 3/2002. (II. 15.) OM rendelet 10–14/F. §-ában meghatározott eljárásban a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték.

Az a) és b) pont szerinti hozzájárulás megilleti a kerettantervek kiadásának és jóváhagyásának rendjéről, valamint egyes oktatási jogszabályok módosításáról szóló 17/2007. (V. 20.) OM rendelettel kihirdetett magyar Waldorf iskolák kerettanterve alapján nevelő és oktató iskolákat fenntartó helyi önkormányzatokat is, amennyiben ellátják az alapfokú művészetoktatás feladatait és a 3/2002. (II. 15.) OM rendelet 14/H. §-ában meghatározottak szerint a „Minősített alapfokú művészetoktatási intézmény", vagy a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték. A Waldorf iskolák esetében az a) és b) pont szerinti hozzájárulás igénylésénél nem kell alkalmazni a Közokt. tv. 1. számú melléklet II. rész A költségvetési hozzájárulás megállapításának elvei cím, A normatív hozzájárulás meghatározásakor figyelembe vehető gyermek-, tanulói létszám megállapítása alcím 4. pontjának első két mondatát.

16.6. Hozzájárulások egyes közoktatási intézményeket fenntartó önkormányzatok feladatellátásához

16.6.1. Középiskolába, szakiskolába bejáró tanulók ellátása

FAJLAGOS ÖSSZEG: 15 300 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást a középiskolába, szakiskolába – nappali rendszerű középfokú iskolai oktatásban részt vevő – bejáró tanulók után a fenntartó

- települési önkormányzat a lakott külterületéről és a közigazgatási területén kívülről bejáró tanuló után,
- megyei önkormányzat a megyei fenntartásban lévő intézménybe más megye közigazgatási területéről bejáró tanuló után,
- a Fővárosi Önkormányzat, fővárosi kerületi önkormányzat a fenntartásában lévő intézménybe a főváros közigazgatási területén kívüli település(ek)ről bejáró tanuló után

veheti igénybe.

Bejáró az a gyermek, tanuló, akinek a lakóhelye, ennek hiányában a tartózkodási helye a tanévi nyitó közoktatási statisztikai (október 1-jei állapot szerint) nem azonos az intézmény székhelyével, illetve telephelyével. Lakott külterületről bejárónak a hozzájárulás igénylése szempontjából az a gyermek, tanuló tekinthető, akit a fenntartó önkormányzat lakott külterületről szervezett formában szállít az intézménybe.

A kollégiumi elhelyezésben részesülők esetén, a kollégium székhelyén, illetve telephelyén nevelésben, oktatásban résztvevők után, továbbá a főváros közigazgatási területén lakók után, ha fővárosi székhelyű, illetve telephelyű óvodát, iskolát vesznek igénybe, a hozzájárulás nem igényelhető.

16.6.2. Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók támogatása

FAJLAGOS ÖSSZEG: 36 300 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igényelheti az intézmény székhelye szerinti önkormányzat az intézményi társulásban részt vevő községek óvodai nevelésben, általános iskolai 1–8. évfolyamos oktatásban részt vevő gyermekek, tanulók létszáma után.

a) A 2008–2010. években alakuló társulások esetén a hozzájárulás az 5–8. évfolyamos tanulók után abban az esetben igényelhető, ha a társulásban fenntartott intézmények 5–8. évfolyamain – az évfolyam-csoportban együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 75%-át.

b) Az a) pontnál korábbi év(ek)ben már működő társulásoknál a hozzájárulás az 5–7. évfolyamos tanulók után abban az esetben igényelhető, ha a 2010/2011. tanévben az 5–7. évfolyamon szervezett osztályban tanulók esetében – a három évfolyamon együttesen – az osztály átlaglétszám eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át. Felmenő rendszerben a 8. évfolyamon átlaglétszám elvárás nincs.

Az a)–b) pont szerinti esetekben az átlaglétszám számításnál figyelmen kívül lehet hagyni a nemzetiségi, kisebbségi oktatásra szervezett osztályokat és alkalmazni kell a Közokt tv. 3. számú melléklete II. Az osztályok, csoportok szervezése cím alatti 3. pontjában foglaltakat.

Az igénylés további feltétele az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása.

Az intézményen belül a társulásba járó gyermeknek, tanulónak a hozzájárulás szempontjából csak azokon az iskolafokozatokon (1–4., és/vagy 5–8. évfolyamra szervezett oktatás, és/vagy óvodai nevelés keretében) résztvevőket lehet tekinteni, amelyekre az érintett települések a közös feladat-ellátást megszervezték.

Nem vehető igénybe a hozzájárulás, ha az intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A társulás intézményeibe járó városi gyermekek, tanulók után a hozzájárulás nem jár.

17. Szociális juttatások, egyéb szolgáltatások

17.1. Kedvezményes óvodai, iskolai, kollégiumi étkeztetés

a) Óvodai, iskolai, kollégiumi kedvezményes étkeztetés

FAJLAGOS ÖSSZEG: 65 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott óvodában, iskolában nappali rendszerű oktatásban, továbbá a kollégiumi ellátásban részt vevő – a 15., a 16.2.2. és a 16.2.3. jogcímen figyelembe vehető – gyermekek, tanulók után, akik számára a fenntartó a Gyvt. 148. §-ának (5) bekezdése alapján 50%-os normatív étkezési térítésidíj-kedvezményt vagy ingyenes étkeztetést biztosít.

Az e körbe tartozó gyermek, tanuló után csak egy jogcímen jár a hozzájárulás. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

b) Kiegészítő hozzájárulás a rendszeres gyermekvédelmi kedvezményben részesülő 5–7. évfolyamos általános iskolai tanulók ingyenes étkeztetéséhez

FAJLAGOS ÖSSZEG: 20 000 forint/fő/év

A hozzájárulást igényelheti a helyi önkormányzat az általa fenntartott általános iskolai nappali rendszerű oktatásban részt vevő, gyermekvédelmi kedvezményben részesülő – a 15. jogcímen figyelembe vehető – 5–7. évfolyamos tanulók után, akik számára a fenntartó ingyenes étkeztetést biztosít.

Az e körbe tartozó gyermek, tanuló után az a) pont szerinti hozzájárulás is jár. Ugyanazon gyermek, tanuló – művészeti (párhuzamos) oktatás, vagy a kiegészítő kisebbségi oktatásban vendégtanulói jogviszony, vagy kollégiumi ellátás esetén – csak egy intézménynél vehető figyelembe.

Az a)–b) jogcímekhez kapcsolódó igényjogosultság számítása a Kiegészítő szabályok 10. k) pontja szerint történik.

17.2. Tanulók tankönyvellátásának támogatása

a) Tanulók ingyenes tankönyvellátása

FAJLAGOS ÖSSZEG: 10 000 forint/fő/év

A hozzájárulást igénybe veheti a helyi önkormányzat a Közokt. tv. 10. §-ának (4) bekezdése, továbbá a tankönyvpiac rendjéről szóló 2001. évi XXXVII. törvény 8. §-ának (4) bekezdése alapján – az 1–13. évfolyamokon, a szakiskola 9–10. évfolyamán és a szakképzési évfolyamokon – nappali rendszerű oktatásban részt vevő, ingyenes tankönyvellátásra jogosult iskolai tanulók ingyenes tankönyvellátásához a 2010/2011. tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszáma alapján.

A hozzájárulás egy tanuló után egy jogcímen igényelhető.

b) Általános hozzájárulás a tanulók tankönyvellátásához

FAJLAGOS ÖSSZEG: 1000 forint/fő/év

A hozzájárulást a helyi önkormányzatok a Közokt. tv. 118. §-ának (5) bekezdéséhez kapcsolódóan, e melléklet 15. b)–d) pontja alapján figyelembe vehető, iskolai nappali rendszerű oktatásban részt vevő tanulók 2010/2011. tanévi közoktatási statisztikai állapotra becsült létszáma alapján igényelhetik.

Az a)–b) pontban meghatározott hozzájárulások felhasználásánál figyelembe kell venni a Kiegészítő szabályok 10. m) pontjában foglaltakat. Az a)–b) pontok szerinti hozzájárulással való elszámolás a 2010/2011. tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai létszám alapján történik.

A hozzájárulás folyósítása az Áht. 101. §-ának (7) bekezdése szerint egy összegben, augusztus 25-éig történik.

17.3. Kollégiumi, diákotthoni lakhatási feltételek megteremtése

FAJLAGOS ÖSSZEG: 165 000 forint/fő/év

– 2010. költségvetési évben,

– 2011. költségvetési évben időarányosan 8 hónapra.

A hozzájárulást igénybe veheti a helyi önkormányzat az általa fenntartott intézményben – a Közokt. tv. 53. §-ának (7)–(9) bekezdése alapján biztosított – kollégiumi, externátusi nevelésben, ellátásban részesülő, nappali rendszerű iskolai oktatásban részt vevő tanuló után, beleértve a sajátos nevelési igényű tanulót is.

Ez a hozzájárulás jár a nappali oktatásban még nem részesülő gyermek után is, ha a kollégium az alapító okirata szerint többcélú intézményként működik, és az óvodai nevelés keretében legalább a hét munkanapjain – szükség szerint hétvégén is – folyamatosan, megszakítás nélkül biztosítja az óvodás gyermekek felügyeletét, ellátását.

Az igénylésnél ezen túl figyelembe kell venni a 15. f) és a Kiegészítő szabályok 10. g) pontja alatti további feltételeket is.

Kiegészítő szabályok:

1. A lakosságszámra és a korcsoportokba tartozókra a KEKKH adatait a 2009. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2009. augusztus 1-jei állapot szerint kell figyelembe venni.
2. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.
3. A helyi önkormányzatok kötelező feladatainak a Szoctv. 120–122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés keretében történő ellátása esetén a normatív hozzájárulás igénylésére a szolgáltatás, illetve az intézmény működési engedéllyel rendelkező fenntartója jogosult, kivéve a 11. a) pontot, amely jogcímnél – ellátási szerződés esetén is – a települési önkormányzat jogosult a normatív hozzájárulásra.
4. A települési és területi kisebbségi önkormányzatok és a többcélú kistérségi társulások az általuk nyújtott 11. ca), cc)–cd) jogcímek szerinti szolgáltatásokhoz kapcsolódóan, továbbá az általuk fenntartott intézményekben a 11. ab)–ad), 11. b), 11. cb), ce), d), g)–h), 12–14. pontok szerinti hozzájárulásokra jogosultak az egyes jogcímekben szereplő feltételek szerint azzal, hogy a lakosságszámhoz kapcsolódó feltételt a többcélú kistérségi társulásban e feladat(ok)ban részt vevő települések együttesen kell, hogy teljesítsék. Többcélú kistérségi társulás 11. ab)–ad) pontok szerinti hozzájárulásra jogosultsága mellett a társulásban részt vevő települési önkormányzat/ok/nak nem jár a 11. aa) pont szerinti hozzájárulás.
5. A 11. ab)–14. b) pontokban szereplő hozzájárulásokat azok a helyi önkormányzatok, többcélú kistérségi társulások vehetik igénybe, amelyek az adott szociális szolgáltatásra, illetve gyermekjóléti, gyermekvédelmi szolgáltató tevékenységre külön jogszabály szerinti működési engedéllyel rendelkeznek.

6. A 11–14. pontokban szereplő feladatokhoz kapcsolódó normatív hozzájárulásra jogosult a székhely önkormányzat abban az esetben, ha a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja. Intézményi társulás keretében történő működtetése esetén
   - a jogosultságot az államigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes,
   - a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

   Intézményi vagy többcélú kistérségi társulás keretében történő működtetés esetén
   - a 11. a) pont szerinti hozzájárulás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,
   - a 11. ab)–ad) pontok szerinti hozzájárulásra jogosultság esetén a társulásban részt vevő önkormányzat/ok/nak nem jár a 11. aa) pont szerinti hozzájárulás,
   - a 11. b) pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000-et,
   - a 11. f) pont alatti hozzájárulás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja az 50 000-et.

   A 11. ab)–ad) jogcímek esetében intézményi társulásnak kell tekinteni, ha a települési önkormányzat a többcélú kistérségi társulással kötött megállapodás alapján látja el a feladatot a megállapodásban foglalt és a működési engedélyben ellátási területként feltüntetett településeken.
7. A 11. a)–b), 11. e)–f) pontokban szereplő hozzájárulások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében működik.

   Töredékévi működtetés esetén a hozzájárulás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár.

   Amennyiben év közben a házi segítségnyújtás ellátási szerződés keretében történő ellátása megszűnik, és a feladatot átvevő helyi önkormányzatnak, többcélú kistérségi társulásnak e miatt pótigénye keletkezik, arra a működési engedély hatálybalépését követő hónap utolsó munkanapjáig – de legkésőbb július 31-éig – pótlólagos igénylést nyújthat be.

   A 11. a) pontra vonatkozóan: egy lakosra csak egyszer igényelhető a normatív hozzájárulás.

   A 11. c) pont szerinti hozzájárulások azonos időszakban ugyanazon ellátott után a 11. g)–h) pontok szerinti hozzájárulásokkal együtt nem igényelhetők.

   A 11. c) pont szerinti hozzájárulás esetében a fajlagos összegeknek a fenntartói mutatószámmal való szorzatánál az általános kerekítési szabályokat kell alkalmazni.
8. a) A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben – kivéve a hajléktalanok nappali intézményét – a Szoctv. 92/K. §-ának (5) bekezdése alapján az ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben szereplő férőhelyszám 100%-át.

   b) A Gyvt. 100. §-ának (5) bekezdése alapján az otthont nyújtó ellátás nevelőszülő, illetve gyermekotthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a működési engedélyben meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. A helyettes szülőnél, a gyermekek, illetve családok átmeneti otthonában ellátottak száma éves átlagban nem haladhatja meg a működési engedélyben meghatározott férőhelyszám 100%-át.
9. A 12. pontban szereplő, a gyermekvédelmi szakellátáshoz kapcsolódó hozzájárulások (12. aa) és 12. ba) jogcímek) igénybevételének sajátos szabályai:
   - A gyámhatósági határozattal ideiglenes hatállyal elhelyezett, átmeneti vagy tartós nevelésbe vett, illetve ideiglenes hatállyal elhelyezett beutalt gyermek szociális intézményi tartós elhelyezése esetén a gyermeket ellátó intézményt fenntartó önkormányzat veheti igénybe a 12. aa) pont szerinti hozzájárulást.
   - Amennyiben a gyermekvédelmi ellátásban részesülő gyermek bölcsődei ellátásban vagy közoktatási szolgáltatásban részesül, akkor az intézményt fenntartó önkormányzat jogosult a feladathoz kapcsolódó e melléklet szerinti normatív hozzájárulásoknak a 17.3. pont kivételével történő igénybevételére is, az ott meghatározott feltételek szerint. A 17.3. pont szerinti ellátás esetén az intézményben elhelyezett gyermekek után a 12. ba) pont szerinti normatív hozzájárulás vehető igénybe.
   - A 12. aa) és 12. ba) pontok szerinti ellátásban részesülők gondozási napok szerinti nyilvántartását – elhelyezés-típusonként – a területi gyermekvédelmi szakszolgálat köteles vezetni az ellátást nyújtó intézmények adatszolgáltatása alapján.

- Ha a bentlakásos és átmeneti intézmény közoktatási feladatot is ellát, akkor a fenntartó önkormányzat az intézményen belül oktatott tanulók alapján igénybe veheti a feladatokhoz kapcsolódó e melléklet szerinti közoktatási célú normatív hozzájárulásokat és kiegészítő támogatásokat is, az ott meghatározott feltételekkel.
- A megyei önkormányzat, illetve a megyei jogú város önkormányzata Gyvt. szerinti otthont nyújtó ellátás biztosítási kötelezettségét a gyermek – ideiglenes hatályú elhelyezését, illetve átmeneti nevelésbe vételét elrendelő – gyámhatósági határozatban megállapított lakóhelye határozza meg azzal az eltéréssel, hogy
  = amennyiben a gyermek lakóhelyét a gyámhatóság a nevelőszülő lakcímén, vagy a gyermekotthon, illetve a területi gyermekvédelmi szakszolgálat címén állapítja meg, az önkormányzati ellátási kötelezettséget a gyermek ezt megelőzően bejelentett legutolsó lakóhelye – annak hiányában bejelentett legutolsó tartózkodási helye – alapozza meg, melyet a gyámhivatal határozatában megjelöl. A megelőzően bejelentett lakóhely, tartózkodási hely fogalmába nem érthető bele a korábbi nevelő- és/vagy helyettes szülőhöz, illetve gyermekjóléti, gyermekvédelmi intézménybe történő bejelentett lakóhely és tartózkodási hely,
  = amennyiben az ideiglenes hatályú elhelyezést, illetve az átmeneti vagy tartós nevelésbe vételt megelőzően a gyermek nem rendelkezett sohasem bejelentett lakóhellyel, vagy tartózkodási hellyel, a megyei önkormányzaté az ellátási kötelezettség,
  = a tartós nevelésbe vétel teljes időtartama alatt az önkormányzat ellátási kötelezettsége változatlan.
- A megyei önkormányzat, illetve a megyei jogú város önkormányzata Gyvt. szerinti utógondozói ellátás biztosítási kötelezettsége azon fiatal felnőtt vonatkozásában áll fenn, akivel szemben a nagykorúsága elérését megelőző napon még otthont nyújtó ellátás biztosítási kötelezettséggel tartozott.

Ha a gyermekvédelmi ellátásban részesülő gyermek más önkormányzat által fenntartott intézményben szervezett intézményi étkeztetésben részesül, az étkeztetésért a Gyvt. 146. §-ának (2) bekezdése szerint kell térítési díjat fizetni.
A hozzájárulást nem vehetik igénybe a helyi önkormányzatok a központi költségvetési szerv által fenntartott intézményekben (javítóintézetben, gyermekotthonban, szociális intézményben, büntetés-végrehajtási intézetben stb.) és a központi költségvetés által finanszírozott humánszolgáltatás keretében ellátottak után.

10. A 15–17. pont alatti normatív hozzájárulásokhoz kapcsolódó kiegészítő és értelmező rendelkezések:
   a) A közoktatási célú normatív hozzájárulások igénylési és elszámolási feltételeit – a 16.2.2., a 16.2.3., a 17.1. és a 17.2. pontokban szereplő jogcímek kivételével – 2010. január 1-jétől augusztus 31-éig, a 2009/2010. nevelési évre, illetve tanévre a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény (a továbbiakban: 2009. évi Kvtv.) határozza meg.
   b) E jogcímek tartalmazzák a Közokt. tv.-ben és végrehajtási rendeleteiben meghatározott közoktatási, kötelezően ellátandó szakmai feladatokhoz ezen belül a diáksporthoz, a szabadidős programok szervezéséhez, kulturális neveléshez, továbbá egyes pedagógus-juttatásokhoz a szakkönyvvásárláshoz, a kiemelt munkavégzésért járó kereset-kiegészítéshez, a pedagógiai szakmai szolgáltatások igénybevételéhez kapcsolódó hozzájárulást.
   c) Kizárólag olyan, önkormányzat által fenntartott intézményben ellátott, oktatott létszám után vehetők igénybe a hozzájárulások, amely intézmény alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel és amely OM azonosítóval rendelkezik. A sajátos nevelési igényű gyermekek, tanulók után akkor vehető igénybe a hozzájárulás, ha az intézmény alapító okirata meghatározza a – Közokt. tv. 121. §-ának 29. pontja szerinti – fogyatékosság típusát is. E hozzájárulások az azonosító számmal rendelkező tanulók, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek után vehetők igénybe.
   d) A hozzájárulások igénybevétele és az elszámolás a megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra, valamint a hozzájárulást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és elszámolásnál figyelembe kell venni a Közokt. tv., a szakképzési törvény, valamint ezek végrehajtási rendeleteiben foglalt szakmai előírásokat, illetve az egyes normatívák igénylését megalapozó feltételeket. Nem korlátozzák az igénybevételt a közoktatási törvénynek a maximális csoport/osztály létszám betartására vonatkozó követelményei, ezt a jogsértő oktatás-szervezést az Oktatási Hivatal hatósági eljárásában vizsgálja és szankcionálja.
   e) Az igényjogosultság számításánál jogcímenként előforduló tört létszám esetén – a 15. pont szerinti hozzájárulások kivételével – az általános kerekítési szabályokat kell fenntartói szinten alkalmazni.

f) A 16–17. pont alatti normatív hozzájárulások megállapítása az önkormányzatok által közölt tényleges – az előző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével központilag történik a következő képlet szerint:

$$Ei = \underbrace{S_1 * \frac{F_1 * 8}{12}}_{\text{kerekítés Ft-ra}} + \underbrace{S_2 * \frac{F_2 * 4}{12}}_{\text{kerekítés Ft-ra}}$$

ahol

Ei = támogatási előirányzat (Ft),

S_1 = a 2009/2010. tanévi nyitó statisztikai adat (fő), tervezésnél, elszámolásnál tényadat,

F_1 = a 2009/2010. tanév utolsó 8 hónapjára vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő),

S_2 = a 2010/2011. tanévi nyitó statisztikai adat (fő), tervezésnél becsült, elszámolásnál tényadat,

F_2 = a 2010/2011. tanévre vonatkozó normatív hozzájárulás fajlagos összege (Ft/fő).

A 16.2.2., 16.2.3. és 17.1. pont alatti hozzájárulási jogcímek esetében a számításnál a fenti képlet helyett a h) és k) pontokban foglalt előírások az irányadók.

Azoknál a jogcímeknél, ahol a létszám megállapítása a d) pont szerinti egyéb tanügyigazgatási dokumentumokra, illetve analitikus nyilvántartásokra épül, az ezek alapján – tanévenként, költségvetési éven belül – számított mutató a tervezés és az elszámolás alapja. Azoknál a jogcímeknél, ahol a mutatót éves átlaglétszámra számítva kell meghatározni, a képletben mindkét tanévre azonos mutató szerepel.

A 15. pont alatti normatív hozzájárulás megállapítása az önkormányzatok által közölt, a 2009/2010. nevelési évi, tanévi nyitó (október 1-jei) tényleges közoktatási statisztikai, és a 2010/2011. nevelési évi, tanévi nyitó (október 1-jei) közoktatási statisztikai állapotra becsült létszámokból központilag kiszámított közoktatási teljesítmény-mutató alapján történik. Az év végi elszámolás a tényleges létszámok alapján történik mindkét nevelési év, illetve tanév tekintetében. A 15. g) pont szerinti teljesítmény-mutató megállapításához figyelembe kell venni az i) pontban foglaltakat is.

A fenntartók saját számításaikhoz, a tervezéshez, illetve az év végi elszámoláshoz a központi számításokat megalapozó

- a 2009. évi Kvtv. 3. számú melléklete Kiegészítő szabályok 10. f) pontja alatti paraméter-rendszert 2010. augusztus 31-éig,
- alábbi paraméter-rendszert a 2010/2011. nevelési évre, tanévre 2010. szeptember 1-jétől

alkalmazzák:

Intézmény	Évfolyam-csoportok (nyitva tartás)		Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/ osztályátlag-létszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézmény-típus-együttható	Tanítási együttható (Teh)
1	2		3	4	5	6	7 = 3/5*6
Óvoda (egységes óvoda-bölcsőde)	1-3. nevelési év	maximum napi 8 óra	51,0	20	32	0,85	1,35
		napi 8 órát meghaladja	61,0	20	32	0,85	1,62
Általános iskola	1–2. évfolyam		26,4	21	22	1,0	1,20
	3. évfolyam		26,8	21	22	1,0	1,22
	4. évfolyam, fejlesztő iskolai tanulók évfolyamtól függetlenül		30,6	21	22	1,0	1,39
	5–6. évfolyam		34,0	23	22	1,0	1,55
	7. évfolyam		38,8	23	22	1,0	1,76
	8. évfolyam		38,8	23	22	1,0	1,76
Középfokú iskola	9–10. évfolyam		46,6	28	22	1,1	2,33
	11. évfolyam		55,1	28	22	1,1	2,76
	12. évfolyam		55,1	28	22	1,1	2,76
	13. évfolyam		55,1	26	22	1,1	2,76
Szakképzés elméleti képzés	Felzárkóztató 9. évfolyam, szakiskola, szakközépiskola első-harmadik szakképzési évfolyama		40,6	28	22	1,1	2,03
	Szakiskola, szakközépiskola harmadikat követő további szakképzési évfolyama		40,6	28	22	1,1	2,03

Intézmény	Évfolyam-csoportok (nyitva tartás)	Gyermekek, tanulók heti foglalkoztatási időkerete	Csoport/ osztályátlag-létszám	Közoktatási törvény szerinti pedagógus heti kötelező óraszám	Intézmény-típus-együttható	Tanítási együttható (Teh)
1	2	3	4	5	6	7 = 3/5*6
Alapfokú művészetoktatás	Zeneművészeti ág – egyéni foglalkozás keretében szervezett – előképző, alapképző és továbbképző évfolyama	5,7	8	22	0,64	0,17
	Képző- és iparművészeti, táncművészeti, szín- és bábművészeti ág előképző, alapképző és továbbképző évfolyama, zeneművészeti ágon csoportos főtanszakos oktatás	5,7	10	22	0,3	0,08
Kollégiumi, externátusi nevelésre, oktatásra szervezett foglalkoztatási csoportok		38,0	25	30	1,026	1,30
Napközis/tanuló szobai, iskolaotthonos foglalkoztatás	1–4. évfolyamos napközis foglalkoztatás	22,5	25	23	0,25	0,24
	5–8. évfolyamos napközis/tanulószobai foglalkoztatás	15,0	25	23	0,25	0,16
	1–3. évfolyamon iskolaotthonos oktatás	22,5	21	22	0,26	0,27
	4. évfolyamon iskolaotthonos oktatás	22,5	21	22	0,26	0,27

g) Az f) pontban foglaltak nem alkalmazhatók,

- ha a 15. d) szerinti – a szakképzési törvény rendelkezéseinek megfelelően, a szakképzési évfolyamokon szervezett – szakmai elméleti oktatás tört tanéves rendszerben folyik,
- ha a 16.1.2. pont szerinti iskolai szakmai gyakorlati képzés tört tanéves rendszerben, vagy részben iskolai, részben – együttműködési megállapodás alapján – nem iskolai tanműhelyben folyik,
- ha részben az iskolai tanműhelyben, – együttműködési megállapodás alapján – részben más helyi önkormányzat által fenntartott központi képzőhelyen, vagy nem iskolai tanműhelyben folyik,
- ha a 15. f), illetve 17.3. pont szerinti kollégiumi (externátusi) nevelés, ellátás, elhelyezés a tanéven belüli félévre, vagy tanéven belüli időszakos elhelyezésre korlátozódik, beleértve a 16.2.1. pont alatti a sajátos nevelési igényű gyermekek, tanulók kollégiumi (externátusi) nevelését, ellátását, elhelyezését is.

Az érintett tanulók után igényelt hozzájárulás tervezése, elszámolása a tanévenként az iskolai szakmai elméleti, illetve gyakorlati szakképzésben, kollégiumi elhelyezésben töltött időszak figyelembevételével számított létszám alapján történik. Ha a 15. d) és 16.1.2. pont szerinti szakképzés tört tanéves rendszerben folyik, valamint a 15. f) pont alatti kollégiumi elhelyezésre tört tanévben kerül sor és ezzel összefüggően változik a tanulók létszáma, az érintett tanulók után a hozzájárulás igénylése és elszámolása az egyes félévekben oktatott, illetve kollégiumban elhelyezett létszám – a félévváltások időpontjához igazodóan – 1/12, 7/12, illetve 4/12 részének átlaga alapján történik. A képzési program szerint iskolai, központi képzőhelyi és nem iskolai (változó) képzőhelyen történő, az egyes helyszíneken zajló gyakorlati képzésre fordított idő arányában, illetve a kollégiumi szolgáltatás igénybevétele arányában kell megosztani a tanulók létszámát. Amennyiben az előbbiek szerint számítható létszám nem egész szám (tört létszám), akkor a fenntartói szinten összesített mutatószámnál a kerekítés általános szabályait kell alkalmazni.

h) A 16.2.2. és 16.2.3. pont szerinti hozzájárulás a 2010. naptári évben az ezen ellátásokat igénybe vevő hetente ellátott gyermek/tanuló létszámból számított 12 havi – havonkénti – átlaglétszámok éves összesítése és tízzel elosztott létszáma után igényelhető. A heti ellátotti létszám megállapításakor egy gyermek csak egyszer vehető figyelembe, függetlenül attól, hogy a hét egy vagy több napján, illetve egyéni, illetve csoportos foglalkozás keretében biztosították számára a Közokt. tv.-ben, valamint a 14/1994. (VI. 24.) MKM rendelet 8. és 9. §-ában foglalt követelményeknek megfelelő időkeretekben az ellátást.

i) A 15. g) pont szerinti, a napközis és tanulószobai foglalkozás szervezéséhez a foglalkozásokon részt vevő tanulók után a 2010. évi költségvetési évre – szeptember 1-jétől időarányosan 4 hónapra – a 2010/2011. tanévi becsült átlaglétszám alapján tervezhető, illetve igényelhető a hozzájárulás. Az elszámolásnál a foglalkozási naplók szerint a 2010/2011. tanévre, a naponként összesített tényleges létszámot 62 nappal kell elosztani. A 2009/2010. tanévre – a január 1-jétől augusztus 31-éig időarányosan 8 hónapra – a 2009. évi Kvtv. alapján figyelembe vehető létszámot pedig 123 nappal kell osztani. Abban az esetben, ha a foglalkozásokat az 1–4., illetve az 5–8. évfolyamos tanulókból összevont csoportban szervezik meg, az 5–8. évfolyamos tanulókat is az 1–4. évfolyamos napközis foglalkoztatást igénybevevőknek kell tekinteni. Ha a tanévek átlagában a Közokt. tv. 53. §-ának (4) bekezdésében foglalt időkeret legalább 75%-át nem éri el a tényleges foglalkoztatási órák száma, a hozzájárulásra való igényjogosultság számításánál a foglalkozáson résztvevők átlaglétszámát kettővel el kell osztani. Abban az esetben, ha a tanulók számára a Közokt. tv. 53. §-ának (4) bekezdésben meghatározott időkereten felüli foglalkoztatást is szerveznek, nem igényelhető egy tanuló után ezen a jogcímen többszörös hozzájárulás.

j) A nemzeti, etnikai kisebbségi oktatáshoz meghatározott 16.3. ponton belüli kiegészítő hozzájárulások igénylésének együttes feltételei a következők:
- a nevelési-oktatási intézmény alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását, és
- a nemzeti, etnikai kisebbségek óvodai nevelését vagy iskolai nevelését és oktatását a nemzeti, etnikai kisebbséghez tartozó gyermek szülőjének, gondviselőjének írásban benyújtott igénye alapján szervezzék, és
- amennyiben az óvoda, iskola olyan településen működik, ahol nem jött létre települési és területi kisebbségi önkormányzat, illetve nincsen kisebbségi szószóló, be kell szerezni az országos kisebbségi önkormányzat nyilatkozatát, mely szerint az oktatási intézmény nemzeti, etnikai kisebbségi feladatot lát el,
- a kisebbségi nyelvek oktatására fordított heti kötelező tanórák évfolyamonkénti átcsoportosítása esetén is – a romani és beás kisebbségi nyelvoktatás kivételével – csak azok után a tanulók után vehetők igénybe a hozzájárulások, akik az adott tanévben legalább heti három órában tanulják a kisebbség nyelvét.

k) A 17.1. pont alatti, a gyermek és tanulói intézményi étkeztetéshez kapcsolódó hozzájárulások az étkeztetést igénybe vevő, térítési díj-kedvezményre jogosult gyermekek, tanulók 2010. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A hozzájárulás szempontjából a szervezett intézményi (óvodai, kollégiumi, iskolai) étkeztetésben résztvevők számának megállapításánál egy fő – függetlenül attól, hogy többszöri étkezésben is részt vesz – csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az intézmény által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítési díj-kedvezményre való jogosultságot alátámasztó irat. Az étkezésben résztvevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben résztvevők létszáma az előbbi számításokban nem vehető figyelembe.

l) Intézményi társulás óvodájába, általános iskolájába járó gyermekek, tanulók jogcímén a 2011/2012. tanévben az 5–8. évfolyamon szervezett osztályban tanulók után abban az esetben lesz igényelhető hozzájárulás, ha az érintett évfolyamokon tanulók esetében az osztály átlaglétszám – az érintett évfolyamokon együttesen – eléri a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak a 60%-át.

m) A tanulók tankönyvellátásának támogatását szolgáló 17.2. pont alatti hozzájárulásból, az iskolai tankönyvvásárláshoz nyújtott fenntartói támogatásból az iskolai könyvtár, könyvtárszoba részére a normatív ajánlott és kötelező olvasmány, digitális tananyag, oktatási program is beszerezhető tankönyv helyett, ha az iskolában a nevelő és oktató munkához, vagy annak egy részéhez nem alkalmaznak tankönyvet.

A 15–17. pont szerinti hozzájárulásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó – a 16.6.2. pont esetében az intézmény székhelye szerinti önkormányzat –, amely a szolgáltatást a Ttv. 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

Gyermekvédelmi szakellátást biztosító intézményben elhelyezett azon gyermek lakóhelyét, akinek közoktatási szolgáltatást is nyújtanak, annak alapján kell megállapítani, hogy az elhelyezését szolgáló épület melyik településen van.

4. számú melléklet a 2009. évi CXXX. törvényhez

A helyi önkormányzatokat megillető személyi jövedelemadó megosztása

A helyi önkormányzatokat együttesen az állandó lakhely szerint az adózók által 2008. évre bevallott, az Adó- és Pénzügyi Ellenőrzési Hivatal (a továbbiakban: APEH) által településenként kimutatott (a továbbiakban: településre kimutatott) személyi jövedelemadó 40%-a illeti meg az A) és B) pontban meghatározott szabályok szerint. Az A)-B) pontban foglaltakat helyi önkormányzatonként részletezve az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64. §-ának (3) bekezdésében meghatározott PM-ÖM együttes rendeletben (a továbbiakban: PM-ÖM együttes rendelet) kell közzétenni.

Előirányzat: 679 442,1 millió forint

A) A települési önkormányzatot megilleti a településre kimutatott személyi jövedelemadó 8%-a.

Előirányzat: 135 888,4 millió forint

B) A helyi önkormányzatokat a településre kimutatott személyi jövedelemadó 32%-a illeti meg az I-III. pont szerint.

I. E törvény 3. számú melléklete jogcímeihez átengedett személyi jövedelemadó

Előirányzat: 441 416,1 millió forint

II. A megyei önkormányzatok személyi jövedelemadó-részesedése

Előirányzat: 5633,4 millió forint

Ebből minden megyei önkormányzatot megillet:

a) a megye 2009. január 1-jei lakosság száma után 120 forint/fő,

b) a megyei fenntartású intézményekben ellátottak után 20 755 forint/fő.

A b) pontban az ellátottak számbavételénél az e törvény 3. számú mellékletének 11. ce), g)-h), 12., 14. számú jogcíméhez kapcsolódó ellátott, a 13. a) jogcímhez kapcsolódó férőhely, valamint a 15., 16.1., 16.2.2., 16.2.3., 16.3., 16.4., 16.5.1., 17.1. számú jogcímhez kapcsolódó, 2010. évben nevelésben, oktatásban részt vevő gyermek, tanuló létszámot együttesen kell alapul venni.

A B)/I. és a B)/II. b) pont szerinti személyi jövedelemadó összege az e törvény 3. számú mellékletének idekapcsolódó normatív támogatásait és hozzájárulásait megalapozó mutatószámok alakulását követi.

III. A települési önkormányzatok jövedelemdifferenciálódásának mérséklése

Előirányzat: 96 504,2 millió forint

1. Azoknál a települési önkormányzatoknál, amelyeknél az A) pont szerinti személyi jövedelemadó-bevétel és a 2. pont szerinti iparűzési adóerő-képesség – a 2009. január 1-jei lakosságszámra – együttesen számított egy főre jutó összege nem éri el a 4. pontban szereplő összeget, a bevétel e szintig kiegészül.

Ha az egy főre jutó összeg nagyobb a 4. pontban szereplő összegnél, akkor a központi költségvetési kapcsolatból származó forrásokból az önkormányzatot együttesen megillető összeg az 5. pontban szereplő számítási módszer alapján csökkentésre kerül. (A kiegészítés és a csökkentés a továbbiakban együtt: jövedelemkülönbség mérséklése.)

Az önkormányzatok közigazgatási státuszát a 2009. augusztus 1-jei állapotnak megfelelően a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatal adatai alapján kell figyelembe venni.

2. E törvény szempontjából iparűzési adóerő-képesség a költségvetési évben a települési önkormányzat iparűzési adóelőlegét meghatározó adóalap 1,4%-a.

2.1. Azon települési önkormányzatok esetében, amelyek 2009. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeznek, a 2010. évi iparűzési adóelőleget meghatározó, településre jutó adóalap (a továbbiakban: adóalap): a 2009. teljes évről benyújtott iparűzési adóbevallásokban szereplő – a helyi adókról szóló 1990. évi C. törvény alapján megállapított – adóalap, amelyet

2.1.1. növelni kell:

a) a 2009. töredék évre szóló adóbevallás adóalapjának évesített összegével.

Töredék év:

- a 2009. július 1-je előtt, 2009. év közben bevezetett iparűzési adóról szóló rendelet hatálybalépésétől december 31-éig terjedő időszak,
- az állandó jellegű vállalkozási tevékenységet az önkormányzat illetékességi területén 2009. év közben kezdő, és azt 2009-ben meg nem szüntető adózó bevallásában szereplő időszak. (Megszűntnek tekintendő a vállalkozás abban az esetben is, ha az adott önkormányzat illetékességi területén telephelyét felszámolja.)

b) a 2009. évről bevallási kötelezettséget nem teljesítő vállalkozások, illetve a naptári évtől eltérő üzleti évet választó adózók utolsó, teljes évről szóló bevallásában szereplő adóalappal, ennek hiányában az utolsó bevallásban szereplő adóalap évesített összegével. Az utolsó bevallásban szereplő adóalapot figyelmen kívül kell hagyni, ha:

- a vállalkozást bírósági végzés alapján a cégjegyzékből 2009. december 31-éig törölték,
- a személyi jövedelemadóról szóló 1995. évi CXVII. törvényben meghatározott mezőgazdasági őstermelő tevékenységéből származó bevétele 2009. évben nem haladta meg a 600 000 forintot,
- az ideiglenes építőipari tevékenységet folytató, illetőleg természeti erőforrást feltáró vagy kutató adóalany 2009. évben, az önkormányzat illetékességi területén végzett tevékenységének időtartama nem érte el a 181 napot,
- az egyéni vállalkozó vállalkozói igazolványát 2009. december 31-éig – az okmányirodai nyilvántartás szerint – visszaadta vagy visszavonták,

c) az előtársaságok 2010. évben a 2009. évről benyújtott záró adóbevallásában szereplő adóalappal;

2.1.2. csökkenteni kell a 2009. december 31-ével megszűnt vállalkozások adóbevallásában szereplő – a számításban figyelembe vett – adóalappal;

2.1.3. A 2.1.1. és a 2.1.2. alapján számított adóalapot korrigálja

a) a 2009-re vonatkozó, 2010. évben benyújtott önellenőrzési adóalap-változás,

b) a 2009. évet megelőző évek önellenőrzése miatt 2010. évben

- visszatérítésre vagy befizetésre kerülő, továbbá
- az önkormányzatot megillető adóra, illetve fennálló adótartozásra elszámolásra kerülő iparűzési adó adóalapja,

c) az önkormányzatok szerződésben rögzített adóbevétel megosztásának arányában az olyan vállalkozás adóalapja, amely az önkormányzatok együttműködése révén telepedett le az egyik, megállapodásban szereplő önkormányzat területén.

2.2. Azon települési önkormányzatok esetében, amelyek 2009. július 1-jén hatályos iparűzési adóról szóló rendelettel rendelkeztek, és azt 2009. július 1-je és 2010. december 31-e között hatályon kívül helyezték, a 6. pontnak megfelelő elszámoláskor az iparűzési adóerő-képességükben érvényesítendő adóalap megegyezik a 2.1. pont szerinti, 2009. teljes évi adóalappal, figyelembe véve

a) a 2.1.1. pont szerinti növelő tényezők közül az a) és b) pontot azzal, hogy az a) pont szerinti évesítendő töredék évnek számít az önkormányzat által 2009. július 1-je és 2009. december 31-e között hatályon kívül helyezett iparűzési adóról szóló rendeletnek megfelelően az adóbevallásokban megjelenő időszak,

b) a 2.1.2. pont szerinti csökkentő tényezőt, és

c) a 2.1.3. pont szerinti adóalap korrigáló tényezőket.

2.3. Ha a települési önkormányzat 2009. július 1-jén nem rendelkezett hatályos iparűzési adóról szóló rendelettel, az iparűzési adóerő-képessége megegyezik az önkormányzattípus, azon belül népességszám szerinti kategóriába tartozó önkormányzatok 2.1. pont szerinti adóerő-képességének – a legalacsonyabb és legmagasabb adóerő-képességű önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

3. A települési önkormányzat a jövedelemkülönbség mérséklés meghatározásához a 2010. évi iparűzési adóerő-képességéről az Áht. 64. §-ának (1) bekezdése szerinti mutatószám-felmérés során adatot szolgáltat a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egysége (a továbbiakban: Igazgatóság) részére.

3.1. A települési önkormányzat iparűzési adóerő-képessége évközi alakulását figyelembe véve módosíthatja jövedelemkülönbség mérséklését, az Áht. 64. §-a (5) bekezdése aa) pontjának megfelelően. A normatív hozzájárulások alakulásának jövedelemkülönbség mérséklésre gyakorolt hatása csak az év végi elszámolás során érvényesül.

4. A jövedelemkülönbségek mérséklésénél településnagyság szerint figyelembe veendő lakosonkénti értékhatár forintban:

a) község 500 főig 38 334
b) község 501–2000 főig 38 450
c) község 2000 fő felett 38 798
d) város 10 000 főig 41 586
e) város 10 000 fő felett 42 753
f) megyei jogú város 48 010
g) főváros (kerületekkel együtt) 54 000

Az a)–f) pontban szereplő, térségi feladatokat is ellátó települési önkormányzatok esetén az értékhatár a B)/II. b) pont szerinti fajlagos összeg kétszerese és e törvény 3. számú melléklet 12., 13. a) pont szerinti ellátott, a 15. c)–f), 16.1. pont szerinti tanulók, a 16.3., 16.4., 16.5.1. és 17.1. pontokból a középiskolában, szakiskolában és a szakképző évfolyamon tanulók, illetve kollégiumban elhelyezettek 2010. évi együttes száma szorzatának a település 2009. január 1-jei lakosságszámára vetített összegével tovább nő.

5. A 4. pont szerinti értékhatár %-ában a levonás sávonkénti számítása:

A 4. pontban szereplő értékhatár %-ában sávonként		Sávonként a levonásra kerülő egy főre jutó összeg		A normatív hozzájárulásból levonásra kerülő összeg
%-ban	forint/fő	%-ban	forint/fő	4. oszlop összesen × a település 2009. január 1-jei lakosságszáma forintban
1.	2.	3.	4.	5.
100–120		0		–
120–140		25		–
140–160		35		–
160–180		50		–
180–200		80		–
200 felett		90		–
Levonandó összesen:	–	–		

a) A levonandó összeg nem lehet több, mint a települési önkormányzatot – beleértve a települési és területi kisebbségi önkormányzatokat is – a kötelezően ellátandó feladatai után e törvény 3. számú melléklet 1., 5., 7., 8., 10., 11., 14., 15. a), b), g), 16.6.2. pontok, valamint a 16.2.1, 16.3., 16.4., 16.5.1., 17.1., 17.3. pontokból az óvodás és 1–8 évfolyamon tanulók alapján 2010-ben megillető normatív hozzájárulás összegének 90%-a.

b) Községi önkormányzatoknál a levonandó összeg felső határába nem számít bele az intézményfenntartó települést megillető 16.6.2. jogcím szerinti normatív hozzájárulás összege.

A közoktatási célú normatív hozzájárulások a) és b) pont szerinti számítása a 3. számú melléklet kiegészítő szabályainak 10. a) pontjában foglaltak figyelembevételével történik.

6.1. A települési önkormányzatnak 2010. július 31-éig el kell számolnia a 2010. június 30-ai iparűzési adóerő-képesség jövedelemkülönbség mérséklésre gyakorolt hatásával.

6.2. Az iparűzési adóerő-képesség 3.1. pont szerinti, az Áht. 64. §-a (5) bekezdése aa) pontjának megfelelő módosítását, és a 2010. június 30-ai iparűzési adóerő-képesség jövedelemkülönbség mérséklésre gyakorolt hatásával való 2010. július 31-ei elszámolást igénybevételi kamatfizetési kötelezettség nem terheli.

6.3. A települési önkormányzatnak az Áht. 64. §-a (7) bekezdésének megfelelően év végén el kell számolnia a normatív hozzájárulások év végi alakulásának jövedelemkülönbség mérséklésre gyakorolt hatásával.

6.4. A normatív hozzájárulások év végi alakulásának a jövedelemkülönbség mérséklésre gyakorolt hatásával való külön elszámolást igénybevételi kamatfizetési kötelezettség nem terheli.

6.5. Ha az év végi elszámolás során az iparűzési adóerő-képesség jövedelemkülönbség mérséklésre gyakorolt hatásával való 2010. július 31-ei elszámolás módosításra kerül, és emiatt, vagy az Igazgatóság Áht. 64/D. §-a szerinti felülvizsgálati eljárása keretében visszafizetési kötelezettség kerül megállapításra, azt a jegybanki alapkamat kétszeresének megfelelő igénybevételi kamat terheli.

6.6. A jövedelemkülönbség mérséklés év végi elszámolásának az Áht. 64/D. §-a szerinti felülvizsgálata során az Igazgatóság betekinthet az önkormányzatnál rendelkezésre álló, adótitkot is tartalmazó okiratokba, dokumentumokba valamint az iparűzési adóbevallással kapcsolatos iratokba.

5. számú melléklet a 2009. évi CXXX. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4500,0 millió forint

Az előirányzat azon települések támogatására szolgál, amelyekben az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más vízközmű társaságtól vásárolt (átvett) lakossági célú ivóvíz ráfordításai magasak. A támogatás az önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon helyi önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

Felhatalmazást kap a környezetvédelmi és vízügyi miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – az önkormányzati miniszter, a pénzügyminiszter, az egészségügyi miniszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével – 2010. január 31-éig rendeletben állapítsa meg. Az igényekről a – Környezetvédelmi és Vízügyi Minisztérium által vezetett – tárcaközi bizottság javaslata alapján a környezetvédelmi és vízügyi miniszter dönt.

3. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 150,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat – kivételes esetben új eszköz beszerzését – a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is. Az összegnek azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a közlekedési, hírközlési és energiaügyi miniszter dönt. A tárcaközi bizottságot a Közlekedési, Hírközlési és Energiaügyi Minisztérium vezeti.

Felhatalmazást kap a közlekedési, hírközlési és energiaügyi miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának és elszámolásának részletes szabályait – az önkormányzati miniszter, valamint a pénzügyminiszter véleményének kikérésével – 2010. február 15-éig rendeletben állapítsa meg.

4. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a schengeni külső határszakaszokon (a magyar–ukrán, a magyar–román, a magyar–szerb és a magyar–horvát határszakaszokon), 30%-a a schengeni belső határszakaszokon (a magyar–osztrák, a magyar–szlovén és a magyar–szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, azonban összege önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás elsősorban a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra fordítható a személyi jellegű kiadások kivételével.

A külső határszakaszok határátkelőhelyeihez kapcsolódó támogatást az Önkormányzati Minisztérium az Igazságügyi és Rendészeti Minisztérium által 2010. február 15-éig szolgáltatott 2009. évi közúti ki- és belépési adatok arányában, a belső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a 2007. évi közúti ki- és belépési adatok arányában 2010. március 25-éig folyósítja egy összegben.

5. Kiegészítő támogatás nemzetiségi nevelési, oktatási feladatokhoz

Előirányzat: 1050,0 millió forint/év

a) Igényelhetik azok a helyi önkormányzatok, amelyek a nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelési-oktatási feladatokat ellátó iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani. A támogatást igényelhetik azok a helyi önkormányzatok is, amelyek a 2009/2010. tanévig az általuk fenntartott nemzetiségi nyelvoktató iskolában a kétnyelvű nemzetiségi oktatást felmenő rendszerben legalább a 2. évfolyamig bevezették.

b) Igényelhetik azok az 1100 fő lakosságszám alatti településen működő, nemzetiségi nyelvű vagy nemzetiségi kétnyelvű nevelést biztosító óvodát, illetve nemzetiségi nyelvoktató iskolát fenntartó önkormányzatok is, amelyek az óvoda, iskola fenntartását bevételi forrásaik hiánya miatt nem tudják a jogszabályokban meghatározott feltételeknek megfelelően biztosítani.

c) Igényelhetik a nemzetiségi anyanyelvű, nemzetiségi kétnyelvű, nemzetiségi nyelvoktató iskolát, illetve cigány kisebbségi oktatást biztosító iskolát fenntartó helyi önkormányzatok a kisebbségi oktatás tankönyveinek beszerzéséhez, és szakmai szolgáltatások igénybevételéhez.

d) Igényelhetik a helyi önkormányzatok a szomszédos országokkal kötött kisebbségvédelmi megállapodások alapján működő kisebbségi vegyes bizottságok kormányhatározattal kihirdetett nemzetiségi közoktatási intézmények kisebb rekonstrukciójára vonatkozó ajánlásainak teljesítéséhez, valamint az anyaországi kapcsolattartás feladataihoz.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az e pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2010. február 15-éig rendeletben állapítsa meg.

6. Könyvtári és közművelődési érdekeltségnövelő támogatás, múzeumok szakmai támogatása

Előirányzat: 710,0 millió forint

Igényelhetik a helyi önkormányzatok az általuk fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általuk fenntartott múzeumok szakmai fejlesztéséhez.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter, valamint az önkormányzati miniszter véleményének kikérésével – 2010. február 15-éig rendeletben állapítsa meg.

7. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 1900,0 millió forint

A központi költségvetés hozzájárulást biztosít a helyi önkormányzatoknak és a többcélú kistérségi társulásoknak az általuk fenntartott közoktatási intézményekben biztosított feladatellátás racionálisabb megszervezése folytán felszabaduló közalkalmazotti létszám miatti, 2009. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2009. és 2010. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

A támogatás feltétele, hogy az önkormányzati, illetve többcélú kistérségi társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább 5 évig nem állítható vissza, kivéve, ha – önkormányzati rendeleten, illetve többcélú kistérségi társulási határozaton kívüli – jogszabályból adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2010. április 12., II. ütem 2010. július 12., III. ütem 2010. szeptember 27.

Felhatalmazást kap az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter véleményének kikérésével – 2010. február 15-éig rendeletben állapítsa meg.

E törvény egyúttal felhatalmazza a támogatási igények jogosságát elbíráló szervet, hogy a benyújtott pályázatokban megnevezett személyek foglalkoztatási jogviszonyának megszüntetésével kapcsolatos alábbi személyes adatait teljeskörűen megismerhesse, kezelhesse:

- név, anyja neve, születési név,
- születési hely, születési idő,
- lakcím,
- a munkaviszony megszűnés/megszüntetés jogcíme,
- szolgálati és közszolgálati idő,
- besorolás és munkakör megnevezése,
- a foglalkoztatási jogviszony kezdetének és megszűnésének időpontja,
- a munkavégzés alóli felmentés kezdő és záró időpontja,
- a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetésekre vonatkozó adatok (felmentés és végkielégítés összege),
- a felmentés indokául szolgáló adat,
- a munkaviszonnyal kapcsolatos azonosító kód.

Az adatkezelés célja a költségvetési támogatási igények jogszerű elbírálása, ellenőrzése, és folyósítása. A kezelt személyes adatokat a támogatási döntést követő 5 év elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

Ez az előirányzat szolgál továbbá:

- a helyi önkormányzatok és a többcélú kistérségi társulások létszámcsökkentési döntéseivel kapcsolatos egyszeri költségvetési támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeiről szóló 5/2009. (II. 20.) ÖM rendelet alapján 2009. évben benyújtott pályázatok áthúzódó – a pályázók által ténylegesen kifizetett – 2010. évre eső támogatások, valamint
- a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések

forrásául.

8. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

Igényelhetik a települési önkormányzatok azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült – építési és használatbavételi (fennmaradási) engedéllyel rendelkező – lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Önkormányzati Minisztérium Országos Katasztrófavédelmi Főigazgatósága az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja. A támogatás igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet határozza meg. Az igényeket – az Önkormányzati Minisztérium Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében – a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

9. Önkormányzatok és jogi személyiségű társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 10 600,0 millió forint

Az előirányzat szolgál az önkormányzatok és jogi személyiségű társulásaik fejlesztési célú pályázatai saját forrás kiegészítésére (a továbbiakban: EU Önerő Alap) a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból, valamint az alábbi feltételek alapján 2010. évben megkötött támogatási szerződésekből adódó fizetési kötelezettségek teljesítésére.

2010. évben új EU Önerő Alap támogatási szerződés kizárólag azon beruházásokat érintően köthető, amelyek esetén az uniós forrásról szóló – legalább első körös – támogatói döntés 2009. évben megszületett, azonban uniós támogatási szerződés megkötésére csak 2010. évben kerül sor.

Az új támogatási szerződés az alábbi, önkormányzati feladatok ellátását segítő, illetve biztosító célok esetén köthető:

a) egészségügyi fekvő- és járóbeteg-szakellátási,
b) kulturális,
c) vízgazdálkodási,

d) egyes környezetvédelmi

célú, valamint

e) az óvodai nevelési, az alapfokú oktatási, szociális- és gyermekjóléti ellátást nyújtó intézmények, továbbá

f) a helyi közutak, kerékpárutak és közterületek

infrastrukturális fejlesztésekhez szükséges saját forrás kiegészítésére, amely fejlesztések az önkormányzatok, illetve társulásaik vagyongyarapodását eredményezik.

2010. évben EU Önerő Alap támogatást kizárólag az alábbi helyi önkormányzatok, illetve jogi személyiségű társulásaik igényelhetnek:

a) a külön jogszabály szerinti társadalmi, gazdasági és infrastrukturális szempontból elmaradott, vagy az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések;

b) a kedvezményezett térségek besorolásáról szóló 311/2007. (XI. 17.) Korm. rendelet (a továbbiakban: kedvezményezett térségekről szóló kormányrendelet) 2. számú mellékletében szereplő kistérségek területén lévő települések;

c) azon önkormányzatok, amelyek 2008. és 2009. években az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatásában részesültek;

d) a többcélú kistérségi társulások az általuk fenntartott intézmények uniós támogatásból történő fejlesztése esetén, amellyel a kistérségi társulás valamennyi tagja egyetért;

e) a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 16. §-a szerinti jogi személyiségű társulások, amelyek támogatást kizárólag az a), b) vagy c) pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek.

Az adható támogatásról az önkormányzati miniszter dönt. A döntés az EU Önerő Alap támogatásról a fejlesztés teljes időszakára – előre ütemezetten – történik.

Felhatalmazást kap az önkormányzati miniszter, hogy az EU Önerő Alap támogatás céljainak, igénylésének, döntési rendszerének, folyósításának és elszámolásának részletes szabályait – a pénzügyminiszter egyetértésével – 2010. február 15-éig rendeletben állapítsa meg.

10. Helyi közösségi közlekedés támogatása

Előirányzat: 35 240,0 millió forint

Támogatást igényelhet az az önkormányzat, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a jogszabályokban előírt esetekben a helyi közforgalmú közlekedés lebonyolítására a közszolgáltatási szerződést az önkormányzati, állami és egyéb szolgáltatókkal megkötötte, vagy a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban: helyi közlekedés).

Támogatásra az önkormányzatok az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – veszteség (a továbbiakban: veszteség) erejéig pályázhatnak.

A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, illetve településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.

A támogatás igénylésénél az önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.

A Fővárosi Önkormányzat 2010. évi támogatása nem lehet kevesebb a 2009. évinél, de nem haladhatja meg a veszteség mértékét.

Az önkormányzat a támogatást a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

A pályázati döntésig az önkormányzat – utólagos elszámolással – előleget vehet igénybe. Az előleg mértéke havonta nem haladhatja meg a tárgyévet megelőző év egy hónapra jutó támogatásának 90%-át. Az előleg iránti igényt a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységéhez kell benyújtani 2010. január 15-éig, amely azt január 25-éig továbbítja az Önkormányzati Minisztériumnak. Az előleg első két havi összegének folyósítása február 5-éig, ezt követően minden hónap 5-éig történik, amelyet az önkormányzat a szolgáltató(k)nak 8 napon belül továbbít.

Amennyiben az önkormányzat a támogatásra nem nyújt be pályázatot, a jogtalanul igénybevett előleget a folyósítás napjától a visszafizetés napjáig számított – az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/B. §-ának (2) bekezdése szerinti – kétszeres jegybanki alapkamattal terhelten fizeti vissza.

Ha a folyósított előleg meghaladja az önkormányzatnak megítélt tárgyévi támogatás összegét, a különbözetet a döntéstől számított 8 munkanapon belül vissza kell fizetnie. Ezt követően a visszafizetés napjáig a különbözetet az Áht. 64/B. §-ának (2) bekezdése szerinti kamat terheli.

Felhatalmazást kap a közlekedési, hírközlési és energiaügyi miniszter valamint az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendjének, folyósításának, felhasználásának, megosztásának és elszámolásának, valamint a támogatás alapjául szolgáló indokolt költségek meghatározásának részletes szabályait – a pénzügyminiszterrel egyetértésben – 2010. március 31-éig együttes rendeletben állapítsa meg.

11. Az érettségi és szakmai vizsgák lebonyolításának támogatása

a) Az érettségi vizsgák megszervezésének támogatása

Előirányzat: 588,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott középiskolában megszervezett 2010. évi középszintű érettségi vizsgán résztvevők létszáma alapján, az érettségi vizsga megszervezéséhez, az érettségi vizsga vizsgaszabályzatának kiadásáról szóló 100/1997. (VI. 13) Korm. rendelet alapján.

b) A szakmai vizsgák lebonyolításának támogatása

Előirányzat: 192,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott középfokú közoktatási intézményekben szervezett 2010. évi szakmai vizsgák lebonyolításához.

Az a)–b) pont szerinti támogatás kizárólag a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 114. §-ában meghatározott ingyenes vizsgák után vehető igénybe.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2010. március 15-éig rendeletben állapítsa meg.

12. Esélyegyenlőséget, felzárkóztatást segítő támogatások

a) Esélyegyenlőséget szolgáló intézkedések támogatása

Előirányzat: 3650,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik a gyermekek, tanulók esélyegyenlőségét szolgáló foglalkozásokhoz, ellátáshoz a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/D. §-ában, a 39/E. §-ában meghatározott követelmények és az oktatási miniszter által kiadott program szerinti képesség-kibontakoztató, integrációs felkészítéshez, óvodai fejlesztő programhoz.

b) Egyes sajátos közoktatási feladatok támogatása

Előirányzat: 1498,0 millió forint/év

A támogatást igényelheti a helyi önkormányzat az általa fenntartott intézményekben a különleges gondoskodást igénylő gyermekek, tanulók foglalkoztatásához, ellátásához a következő jogcímeken:

- a nappali rendszerű iskolai oktatásban részt vevő sajátos nevelési igényű gyermekek tanulók neveléséhez, oktatásához, fejlesztéséhez szükséges kispéldányszámú tankönyvek beszerzésére és a tanulók differenciált tankönyvvásárlási támogatásához,
- a szakiskolában a Közokt. tv. 27. §-ának (8) bekezdése szerint, a kerettanterv alapján elkészített helyi tanterv szerint szervezett felzárkóztató oktatáshoz,
- az iskolai gyakorlati oktatáshoz a szakközépiskola tizenegy-tizenkettedik évfolyamán,
- Arany János Kollégiumi-Szakiskolai programhoz és a Hátrányos Helyzetű Tanulók Arany János Kollégiumi Programjához,
- olyan nem magyar állampolgár tanköteles tanulók oktatásához, akik számára – a Közokt. tv. 110. §-ának (9) bekezdése értelmében – központi pedagógiai program alapján szervezik meg az oktatást,
- a gyermekgyógyüdülőben, egészségügyi intézményben, rehabilitációs intézményben gyógykezelés alatt álló tanulók támogatásához,
- az iskolapszichológusi-hálózat fejlesztésének támogatásához a többcélú kistérségi társulásokban,

- pedagógiai szakszolgálatok szervezéséhez,
- pedagógus szakvizsga, továbbképzés, szakmai szolgáltatások igénybevételének támogatásához.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az a)–b) pontban meghatározott támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2010. március 15-éig rendeletben állapítsa meg.

13. Az alapfokú művészetoktatás támogatása

Előirányzat: 460,0 millió forint/év

A támogatást igényelhetik az alapfokú művészetoktatási intézményeket fenntartó helyi önkormányzatok a hátrányos helyzetű tanulók ingyenes művészetoktatásának megszervezéséhez, továbbá azon alapfokú művészetoktatási intézmények tanulói után igényelhetik az intézményt fenntartó helyi önkormányzatok, amelyek a közoktatás minőségbiztosításáról és minőségfejlesztéséről szóló 3/2002. (II. 15.) OM rendelet 10–14/F. §-ában meghatározott eljárásban a „Kiválóra minősített alapfokú művészetoktatási intézmény" címet megszerezték, valamint a Waldorf iskolák kerettanterve alapján nevelő és oktató iskolákat fenntartó helyi önkormányzatok, amennyiben ellátják az alapfokú művészetoktatás feladatait is.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2010. március 15-éig rendeletben állapítsa meg.

14. Közoktatási informatikai fejlesztési feladatok támogatása

Előirányzat: 4000,0 millió forint/év

A támogatást a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben meglévő informatikai eszközök korszerűsítésére, fejlesztésére és működtetésével összefüggő beszerzésekre igényelhetik.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2010. március 15-éig rendeletben állapítsa meg.

15. A bölcsődék és közoktatási intézmények infrastrukturális fejlesztése, valamint közösségi buszok beszerzése

Előirányzat: 4350,0 millió forint

Támogatást igényelhet:

a) a települési önkormányzat, intézményi társulás székhely önkormányzata, továbbá többcélú kistérségi társulás a működési engedéllyel rendelkező bölcsődék infrastrukturális fejlesztésére;
b) a települési önkormányzat, intézményi társulás székhely önkormányzata, továbbá többcélú kistérségi társulás azon alapfokú nevelést, oktatást biztosító intézmények infrastrukturális fejlesztésére, melyek megfelelnek az e törvény 8. számú mellékletének III. Többcélú kistérségi társulások támogatása jogcím, Kiegészítő szabályok 2.1. pontja szerinti feltételeinek;
c) az e törvény 8. számú mellékletének III. fejezet 2.2.1. pontja szerinti támogatásban részesülő többcélú kistérségi társulás legalább 15 személy biztonságos szállítására alkalmas közösségi busz beszerzésére.

Az igényelhető maximális támogatás az a) és b) pont esetében 20,0 millió forint, a c) pont esetén 30,0 millió forint.

A b) pont szerinti támogatások esetén előnyben részesülnek azon pályázók, melyek – a Ttv. 8., 9. vagy 16. §-a alapján létrejött – intézményi társulás és többcélú kistérségi társulás formájában tartják fenn a közoktatási intézményt.

A c) pont szerinti támogatás esetében előnyben részesülnek azon pályázók, melyek a többcélú kistérségi társulás által fenntartott közoktatási intézményébe bejáró gyermekek/tanulók szállítására kívánják használni a beszerzendő közösségi buszt.

Nem nyújtható támogatás annak a pályázónak, aki a pályázatában megjelölt műszaki tartalomra uniós vagy egyéb hazai támogatásban részesül.

Felhatalmazást kap az önkormányzati miniszter, hogy a támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – az oktatási és kulturális miniszter és a pénzügyminiszter véleményének kikérésével – 2010. február 28-áig rendeletben állapítsa meg.

16. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 2400,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Támogatásra azok a települési önkormányzatok jogosultak, akik vállalják, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosítanak.

Felhatalmazást kap a szociális és munkaügyi miniszter, hogy a támogatás elosztásának részletes szabályait – a pénzügyminiszter, valamint az önkormányzati miniszter véleményének kikérésével – 2010. április 15-éig rendeletben állapítsa meg.

17. Az Új Tudás-Műveltség Program keretében a pedagógusok anyagi ösztönzését szolgáló támogatások

A támogatásokat igényelhetik a helyi önkormányzatok az általuk fenntartott közoktatási intézményekben közalkalmazotti jogviszonyban foglalkoztatott pedagógusok differenciált anyagi ösztönzéséhez.

a) Az integrációs rendszerben részt vevő intézményekben dolgozó pedagógusok anyagi támogatása

Előirányzat: 2920,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik az általuk fenntartott közoktatási intézményekben – az engedélyezett intézményi létszámon belül – foglalkoztatott azon közalkalmazottak után, akik a közalkalmazottakról szóló 1992. évi XXXIII. törvény végrehajtásáról a közoktatási intézményekben tárgyú 138/1992. (X. 8.) Korm. rendeletben [a továbbiakban: 138/1992. (X. 8.) Korm. rendelet] meghatározottak szerint a halmozottan hátrányos helyzetű gyermekek óvodai nevelésében, iskolai nevelésében és oktatásában vesznek részt.

b) A sajátos nevelési igényű gyermekekkel foglalkozó gyógypedagógusok támogatása

Előirányzat: 880,0 millió forint/év

A támogatást a helyi önkormányzatok igényelhetik az általuk fenntartott közoktatási intézményekben – az engedélyezett intézményi létszámon belül – foglalkoztatott azon közalkalmazottak után, akik a sajátos nevelési igényű gyermekek óvodai nevelésében, iskolai nevelésében és oktatásában, kollégiumi nevelésében, valamint szakszolgálati ellátásában vesznek részt és a 138/1992. (X. 8.) Korm. rendeletben meghatározottak szerint gyógypedagógiai pótlékra jogosultak.

c) Az osztályfőnöki feladatot ellátók támogatása

Előirányzat: 1440,0 millió forint/év

A támogatást igényelhetik a helyi önkormányzatok azok után az – általuk fenntartott – iskolákban osztályfőnöki feladatot ellátó közalkalmazottak után, akik a 138/1992. (X. 8.) Korm. rendelet 15. § (1) bekezdés a) pontja alapján osztályfőnöki pótlékra jogosultak.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az a) pontban meghatározott támogatások az esélyegyenlőséget szolgáló intézkedések támogatása, valamint az integrációs rendszerben részt vevő intézményekben dolgozó pedagógusok anyagi támogatása igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól szóló 23/2009. (V. 22.) OKM rendelet 3–4. §-ai alapján a 2009. évben támogatásban részesülő fenntartók részére a 2009/2010-es nevelési év, tanév feladatainak ellátásához szükséges kiegészítő támogatások folyósításának eljárási rendjét – a pénzügyminiszter, valamint a szociális és munkaügyi miniszter véleményének kikérésével, továbbá az önkormányzati miniszter egyetértésével – 2010. január 15-éig rendeletben állapítsa meg.

Felhatalmazást kap az oktatási és kulturális miniszter, hogy az a) pontban meghatározott további támogatások, valamint a b)–c) pontok alatti támogatások igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályait – a pénzügyminiszter véleményének kikérésével, valamint az önkormányzati miniszter egyetértésével – 2010. március 15-éig rendeletben állapítsa meg.

18. Óvodáztatási támogatás

Előirányzat: 760,0 millió forint/év

Az óvodáztatási támogatás a rendszeres gyermekvédelmi kedvezményben részesülő gyermek szülőjének jár, akinek óvodáztatási támogatásra való jogosultságát a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény 20/C. §-a és külön kormányrendelet alapján megállapították.

A támogatás igénylése és elszámolása a külön kormányrendeletben meghatározottak szerint történik.

19. Bérpolitikai intézkedések támogatása

Előirányzat: 45 000,0 millió forint

Az előirányzat szolgál a helyi önkormányzatok által fenntartott költségvetési szervek munkavállalói részére – ide nem értve az Országos Egészségbiztosítási Pénztár által finanszírozott költségvetési szerveknél foglalkoztatottakat – jogszabály alapján járó külön személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok kifizetésére.

A támogatási igény felméréséről, a folyósítás és az elszámolás rendjéről a Kormány rendeletet ad ki.

E támogatás szolgál a költségvetési szerveknél foglalkoztatottak 2009. évi havi kereset-kiegészítéséről szóló 6/2009. (I. 20.) Korm. rendelet alapján a decemberi kifizetés után járó ütem forrásául is.

20. Belterületi belvízrendezési célok támogatása

Előirányzat: 50,0 millió forint

A támogatást Békés, Csongrád és Jász-Nagykun-Szolnok megye azon városi önkormányzatai igényelhetik:

a) ahol a tengerszint feletti átlagmagasság a Földmérési és Távérzékelési Intézet Központi Adat és Térképtárának adatai alapján 85 méternél nem több, és

b) amelyek a kedvezményezett térségekről szóló kormányrendelet 2. számú mellékletében szereplő kistérségek területén találhatók.

A 2011. évre 3000,0 millió forintig vállalható kötelezettség.

A támogatás igénylésének, döntési rendszerének, folyósításának, elszámolásának és ellenőrzésének részletes szabályairól az önkormányzati miniszter – a környezetvédelmi és vízügyi miniszter, valamint a pénzügyminiszter véleményének kikérésével – 2010. február 15-éig rendeletet alkot.

6. számú melléklet a 2009. évi CXXX. törvényhez

A helyi önkormányzatok működőképességének megőrzését szolgáló kiegészítő támogatások

1. Önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok támogatása

Előirányzat: 10 150,0 millió forint

A működési forráshiányból és az önkormányzati kötelező feladatok alacsony szintű ellátási képességéből eredően az önhibájukon kívül hátrányos helyzetben levő települési önkormányzatok támogatást igényelhetnek az alábbi feltételek szerint.

E támogatást csak azok az önkormányzatok igényelhetik, amelyek a normatívan képződő forrásokon túl a saját források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képesek a kötelező önkormányzati feladatok ellátására.

Az önkormányzattól elvárható bevételek és az elismerhető kiadások számításához e törvény alapján a Pénzügyminisztérium részletes módszertani útmutatót (a továbbiakban: útmutató) készít, és arról – a Magyar Államkincstár Regionális Igazgatósága illetékes megyei szervezeti egységein (a továbbiakban: Igazgatóság) keresztül – az önkormányzatokat tárgyév február 28-áig tájékoztatja.

1.1. Nem igényelhet támogatást ezen a címen az az önkormányzat, amely(nek):

1.1.1. lakosságszáma 1000 fő alatti és körjegyzőséghez nem tartozik, illetve nem vállalja, hogy legkésőbb 2011. január 1-jei hatállyal körjegyzőséghez fog tartozni, kivéve, ha ez alól az államigazgatási hivatal felmentésével rendelkezik. E támogatás szempontjából körjegyzőségnek tekintendő a társult képviselő-testület hivatala is.

Az államigazgatási hivatal a felmentést megadja:

- ha az önkormányzat földrajzi helyzete nem teszi lehetővé, hogy az igazgatási feladatai ellátására körjegyzőséget alakítson, illetve ahhoz csatlakozzon,
- ha az önkormányzat az igazgatási feladatai ellátására más önálló önkormányzati hivatallal rendelkező települési önkormányzattal, önkormányzatokkal kívánt körjegyzőséget létrehozni vagy már működő körjegyzőséghez kívánt csatlakozni, de a közös feladatellátáshoz felkért települési önkormányzat(ok) vagy a már működő körjegyzőséghez tartozó önkormányzatok ezt nem tették számára lehetővé,

1.1.2. a polgármesteri hivatalon túl intézményt nem tart fenn, ide nem értve, ha külön jogszabályok szerint létrehozott társulás(ok)ban vesz részt,

1.1.3. az 1.2.1. és 1.2.2. pontokban meghatározott kapacitás-kihasználtsági feltételeknek nem felel meg, illetve azok teljesítését nem vállalja, kivéve, ha az államigazgatási hivatal felmentésével rendelkezik.

Az államigazgatási hivatal a felmentést megadja:

- ha az önkormányzat földrajzi helyzete vagy a közlekedési viszonyok nem teszik lehetővé, hogy társuljon és ezáltal teljesítse az 1.2.1. és 1.2.2. pontokban meghatározott feltételeket,
- ha az önkormányzat az adott feladat ellátására már működő társuláshoz vagy más települési önkormányzat(ok) által ellátott feladathoz, fenntartott intézményhez kívánt csatlakozni, de a társulásban résztvevő, illetve a közös feladatellátáshoz felkért települési önkormányzatok ezt nem tették számára lehetővé,

1.1.4. helyi adó bevezetéséről nem döntött, és ilyen bevételt nem tervez és nem realizál,

1.1.5. a tárgyévi összes felhalmozási célú bevételein túl tervezi a felhalmozási célú kiadásait. Felhalmozási célú bevételként a felhalmozási célra kapott támogatás vagy támogatás értékű bevétel, az államháztartáson kívülről átvett pénzeszköz, az e törvény 3. számú mellékletének 7. pont szerinti jogcíme alapján a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve súlyos foglalkoztatási gondokkal küzdő települési önkormányzat feladataihoz történő hozzájárulás 100%-a, a magánszemélyek által befizetett építményadó és telekadó 20%-a, továbbá az önkormányzat döntése alapján a magánszemélyek kommunális adójának 100%-a, az önkormányzat felhalmozási és tőke jellegű bevételei, a pénzmaradvány felhalmozási célú része, a felhalmozási kiadások általános forgalmi adó tartalmának visszatérített összege, a felhalmozási célra felvett hitel, kibocsátott kötvény, valamint a lakáshoz jutás feladatai jogcímen az önkormányzatnak a tárgyévet megelőző évi kiegészítő támogatásánál számításba vett összeg vehető figyelembe. A támogatás igénylésénél a tárgyévet megelőző évi felhalmozási bevételek között szerepeltetni kell a tárgyévet megelőző évi támogatásnál valamennyi felhalmozási jogcímen figyelembe vett bevételt.

1.1.6. kötelező könyvvizsgálat esetén a tárgyévet megelőző évi zárszámadását a könyvvizsgáló elutasító záradékkal látta el,

1.1.7. működési forráshiányának az igénybejelentésben szerepeltetett összege nulla, vagy ennél kisebb érték.

1.2. Kapacitás-kihasználtsági feltételek:

Az önkormányzat által fenntartott óvoda és alapfokú oktatási intézmények intézményenként, ezen belül az általános iskolákban évfolyam-csoportonként számított kihasználtsága a közoktatásról szóló 1993. évi LXXIX. törvény (a továbbiakban: Közokt. tv.) 3. számú melléklete I. Létszámhatárok cím alatti csoport, illetve osztály átlaglétszáma (a továbbiakban: elvárt csoport, illetve osztály átlaglétszám)

1.2.1. a 2009/2010. nevelési-, illetve tanévben érje el a Magyar Köztársaság 2009. évi költségvetéséről szóló 2008. évi CII. törvény (a továbbiakban: 2009. évi költségvetési törvény) 6. számú melléklete 1.2.2. pontjában a 2009/2010. tanévre meghatározottakat.

1.2.2. a 2010/2011. nevelési-, illetve tanévben érje el:

a) A többcélú kistérségi társulás közoktatási feladatellátásában résztvevő önkormányzat esetében e törvény 8. számú mellékletének III. pontja szerinti többcélú kistérségi társulások támogatása jogcím igénybevételéhez vállalt, a Kiegészítő szabályok 2.1.–2.2. pontjában meghatározottakat, a Kiegészítő szabályok 2.3. pontjában meghatározottak szerint.

b) A többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében – a c) pont szerinti települések kivételével – az óvodai csoport(ok)ban valamennyi nevelési évben, illetve alapfokú oktatási intézmények 1–4. és 5–8. évfolyamain (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt csoport, illetve osztály átlaglétszámának a 75%-át.

c) A többcélú kistérségi társulás közoktatási feladatellátásában részt nem vevő település esetében tagintézményként működő alapfokú oktatási intézmény kihasználtsága érje el az 5–8. évfolyamokon (hat évfolyamos gimnáziumi oktatás esetén a 7–8. évfolyamon) együttesen az elvárt osztály átlaglétszámának a 75%-át.

Az 1.2.1. pont esetében a 2009. évi költségvetési törvény 6. számú melléklete 1.2.2. b) és c) pontjai, valamint a jelen melléklet 1.2.2. b) és c) pontjai szerinti számításnál a nemzeti és etnikai kisebbségek számára, továbbá a gyógypedagógiai nevelés, oktatás céljából létrehozott, szervezett csoport, illetve osztály létszámát figyelmen kívül kell hagyni. A sajátos nevelési igényű vagy beilleszkedési, tanulási, magatartási nehézségekkel küzdő gyermeket/tanulót, ha a többi gyermekkel/tanulóval együtt vesz részt az óvodai nevelésben, illetve az általános iskolai oktatásban, a Közokt. tv. 3. számú mellékletének II. 3. pontjára tekintettel kell figyelembe venni.

1.2.3. A támogatás teljes összegére jogosult az önkormányzat abban az esetben, ha a 2009/2010. nevelési-, illetve tanévben nem felel meg az 1.2.1. pont szerinti feltételnek, de vállalja, hogy az 1.2.2. pont szerinti feltételeket a 2010/2011. nevelési-, illetve tanévben teljesíti.

1.2.4. A támogatás időarányos, 8 havi részére jogosult az az önkormányzat, amely a 2009/2010. nevelési-, illetve tanévben megfelel az 1.2.1. pont szerinti feltételnek, de a 2010/2011. nevelési-, illetve tanévben nem vállalja, illetve nem teljesíti az 1.2.2. pont szerinti feltételeket.

1.3. A forráshiány összegének megállapításánál a kötelező önkormányzati feladatok – az Országos Egészségbiztosítási Pénztár által finanszírozott feladatok (a továbbiakban: OEP finanszírozási kör) nélküli – tárgyévet megelőző év tényleges működési kiadásait a tárgyévre vonatkozó költségvetési törvényből és az azt megalapozó törvénymódosításokból fakadó kötelezettségekkel együtt kell figyelembe venni. Az OEP finanszírozási kör tárgyévet megelőző év kiadása alatt a következő forrásokból teljesített kiadások értendők: egészségügyi működési célra OEP-től és egyéb szervektől átvett pénzeszköz, a gyógyító-megelőző feladatellátás saját működési bevétele, az ilyen célú előző évi maradvány-felhasználás.

1.3.1. Az elismerhető működési kiadás számításánál – az útmutató módszertana szerint – e törvény előirányzatait megalapozó paramétereket lehet figyelembe venni. Ezen belül

1.3.1.1. a dologi kiadások, valamint az önkormányzat helyi rendeletében megállapított egyéb rászorultságtól függő pénzbeli és természetbeni szociális juttatások önkormányzati saját forrása – az útmutató módszertana szerint számított – 2009. évi összegének 3,1%-os növekménye vehető figyelembe, azzal, hogy e szociális juttatásoknál az ellátotti létszám 2010. évi növekedése nem vehető számításba,

1.3.1.2. a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény és a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény alapján kötelező pénzbeli juttatások esetén az ellátotti létszám növekedése az önkormányzat által 2009. évben egy ellátottra fordított saját forrás – az útmutató módszertana szerinti – összegével vehető számításba,

1.3.1.3. a munkáltatókat terhelő járulékcsökkenésnek és az egészségügyi hozzájárulás megszűnésének 2010. évi pénzügyi hatása az önkormányzatot megillető központi költségvetésből származó támogatások 2009. évről 2010. évre történő csökkentése összegében kerül – az útmutató módszertana szerint – figyelembevételre.

1.3.1.4. a köz- és magánszféra együttműködése (a továbbiakban: PPP) keretében megvalósult létesítmények esetében – ha a XI. Önkormányzati Minisztérium fejezetből 2010. évben költségvetési támogatásban részesülnek – a működési kiadások körében – a szolgáltatási szerződés hatálya időszakában – kizárólag az önkormányzat által fizetendő szolgáltatási díjból az üzemeltetéshez kapcsolódó fizetési kötelezettség 25%-a vehető figyelembe. Az üzemeltetési célú hozzájárulás-rész arányát az önkormányzati szolgáltatási díjban és a költségvetési hozzájárulásban egyenlőnek kell tekinteni. Egyéb esetben a PPP keretei között megvalósult fejlesztéshez kapcsolódó működési kiadások nem vehetők számításba.

1.3.2. A személyi juttatások számításánál

1.3.2.1. a főállású polgármester, alpolgármester illetményét és a társadalmi megbízatású polgármester, alpolgármester havi tiszteletdíját

- azon települési önkormányzatnál, ahol a lakosságszám 350 fő vagy az alatti, a tárgyévben hatályos köztisztviselői illetményalap két- és félszeresével megegyezően,
- azon települési önkormányzatnál, ahol a lakosságszám 351–750 fő közötti, a tárgyévben hatályos köztisztviselői illetményalap három- és félszeresével megegyezően,
- a 750 fő feletti lakosságszámú település önkormányzata, vagy a 750 fő vagy az alatti főállású polgármestert foglalkoztató és 2010. január 1-jén legalább három községet magában foglaló körjegyzőségi székhelyként működő települési önkormányzat esetében a tárgyévben hatályos köztisztviselő illetményalappal a polgármesteri tisztség ellátásának egyes kérdéseiről és az önkormányzati képviselők tiszteletdíjáról szóló 1994. évi LXIV. törvény (a továbbiakban: Pttv.) 3. és 4. §-a alapján számított minimum összegben,

legfeljebb a 2009. évben ténylegesen kifizetett illetmény, tiszteletdíj összegének erejéig lehet figyelembe venni.

1.3.2.2. a polgármester, alpolgármester költségtérítése a Pttv. 18. §-a szerinti minimum összegben kerül figyelembevételre, legfeljebb a 2009. évben ténylegesen kifizetett költségtérítés összegének erejéig,

1.3.2.3. az önkormányzati képviselők tiszteletdíja a tárgyévben hatályos köztisztviselői illetményalap és a Pttv. 15. §-a szerinti szorzószámok, és a költségtérítésük az útmutató módszertana szerint meghatározott összegben kerül figyelembevételre, legfeljebb a 2009. évben ténylegesen kifizetett tiszteletdíj és költségtérítés együttes összegének erejéig.

1.3.3. A forráshiány számításánál az önkormányzat elvárható bevételeit – az OEP finanszírozási kör nélkül – az e törvényben meghatározott központi költségvetési kapcsolatokból származó működési célú forrásai, ideértve a 2009. évi költségvetési törvény 4. számú melléklete B) III. 8. pontja szerint a 2009. évi jövedelemdifferenciálódás mérséklésének elszámolásakor megmaradó összegből az önkormányzatot megillető összeget is, az intézményi működési bevételek, az önkormányzatok sajátos működési bevételei, a támogatásértékű működési bevételek és az államháztartáson kívülről átvett működési célú pénzeszközök, a működési célú kölcsönökből és értékpapírokból származó bevételek, továbbá a kötelezettségvállalás nélküli működési célú pénzmaradvány és a felhalmozási bevételből működésre tervezett összeg képezi. Amennyiben – az útmutatóban meghatározott közoktatási és szociális feladatokhoz kapcsolódó intézményi ellátási díjból származó bevételek és ezek általános forgalmi adó vonzata nélkül számított – intézményi működési és önkormányzati sajátos működési bevételeknek az útmutató módszertana szerint korrigált összege az előző évi teljesítéshez képest nem növekszik legalább a tárgyévre prognosztizált infláció mértékével, a különbözet csökkenti, valamint ha az önkormányzatok – előzőek szerint figyelembe vett – sajátos működési bevételein belül a tervezett iparűzési adó nem éri el a számított iparűzési adóerő-képességet, e különbözet szintén csökkenti a számított forráshiányt.

1.3.3.1. Az intézményi bevételek között az útmutató módszertana szerint a közoktatási és szociális feladatokhoz kapcsolódó 2009. évi intézményi ellátási díjból és az általános forgalmi adó vonzatából származó bevétel a 2009. évben teljesített összeg erejéig kerül figyelembevételre.

1.3.3.2. A támogatásnál nem ismerhető el a helyi adó egyes adónemeinek megszüntetéséből vagy adómértékük csökkentéséből származó bevételcsökkenés.

1.3.4. A forráshiány számítása során a támogatásértékű működési bevételek és kiadások, valamint az államháztartáson kívülről származó működési célú átvett és átadott pénzeszközök egyenlege az útmutató módszertana szerint számított összegben kerül figyelembevételre.

1.3.5. A pénzmaradvány igazolt kötelezettségeken felüli összege csökkenti a számított forráshiányt. Az előző évi pénzmaradvány megállapítását és felhasználását tételesen be kell mutatni. A pénzmaradványra vonatkozó 1.3.6.3. pont szerinti korrekciót a 2007. évi költségvetési törvény 6. számú melléklet 1.11.1.1. pontjában szereplő kötvénykibocsátásból származó, a 2009. évi e kiegészítő támogatásnál csökkentő tényezőként figyelembe nem vett maradvány felhasználására kell alkalmazni.

1.3.6. A kiegészítő támogatás összegét csökkenti:

1.3.6.1. az e törvény 3. számú mellékletének 16.6.1. és 16.6.2. pont szerinti, valamint a 16.6.1. pont szerinti jogcímnél figyelembe vett gyermekek, tanulók létszáma után a 15. pont szerinti jogcímen szereplő normatív hozzájárulások kivételével számított tárgyévi normatív hozzájárulás és az átengedett személyi jövedelemadó, valamint az iparűzési adóerő-képesség együttes összegének 2%-a,

1.3.6.2. az elsőfokú építésügyi hatóságok kijelöléséről szóló jogszabály szerinti elsőfokú építésügyi hatósági hatáskört gyakorló jegyzőt foglalkoztató nem körzetközpont települési önkormányzatoknál az építésügyi hatósági feladatokhoz kapcsolódó – az útmutató módszertana szerinti – forráshiány összege,

1.3.6.3. a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1. pontjában, valamint a 2008. évi költségvetési törvény 6. számú melléklete 1.11.1. pontjában 2010. évre meghatározottak,

1.3.6.4. a járulékcsökkentési, valamint az önkormányzatokat érintő megtakarítási intézkedések 2010. évi pénzügyi hatásának érvényesítéseként a 3., 5., 7. és 8. számú mellékletek szerinti állami hozzájárulások és támogatások 2010. évi tervezett előirányzatai és 2009. évi előirányzatai teljesített összegének – útmutató módszertana szerint számított – negatív különbözete, a 3. számú melléklet 8. pont szerinti üdülőhelyi feladatok és a 16.6.2. szerinti intézményi társulások óvodájába, iskolájába járó gyermekek, tanulók támogatása jogcímű normatív állami hozzájárulások kivételével. A 3. számú melléklet szerinti normatív állami hozzájárulások negatív különbözetét csökkenti az 1.3.6.3. pont szerinti korrekciók működési kiadáson belüli részaránya.

1.3.7. Az előző években felvett működési hitel tárgyévi visszafizetési kötelezettsége a számított forráshiánynak nem része.

1.3.8. Amennyiben az önkormányzat egy lakosra jutó tárgyévet megelőző évi teljesített működési kiadásainak összege a 2008. évi teljesített működési kiadásoknak a 3%-kal csökkentett országos, településkategóriánkénti egy lakosra jutó – útmutató módszertana szerinti korrekciókkal és a legalacsonyabb és legmagasabb működési kiadást teljesítő önkormányzatok 3%-a figyelmen kívül hagyásával – számított átlagának 110%-át meghaladja, illetve nem éri el annak 90%-át, akkor a forráshiány összege csökken, illetve nő. A számítást az OEP finanszírozási kör nélkül kell elvégezni. Egy adott önkormányzat szempontjából a településkategória átlaga az önkormányzat lakosságszáma alapján, a kategória intervallumának közepétől való elhelyezkedése figyelembevételével kerül – az útmutató módszertana szerint – meghatározásra. A számításnál a megyei önkormányzat feladatkörébe tartozó feladat ellátását végző intézményeket fenntartó városi önkormányzatok külön kategóriát alkotnak.

1.3.9. Az 1.3.8. pontban foglalt átlagtól való eltérés számításakor – legfeljebb az országos településkategória 100%-os mértékének megfelelő szintig – az önkormányzat 2009. évi kiadását csökkenti:

1.3.9.1. a közmunka és közhasznú foglalkoztatás erre a célra kapott támogatásértékű működési bevételt, az államháztartáson kívülről származó működési célú átvett pénzeszközt és működési bevételt meghaladó személyi kiadása és annak munkaadókat terhelő járuléka,

1.3.9.2. a határátkelőhelyek, kompok, révek fenntartásához kapcsolódó működési célú állami támogatáson és a tevékenységhez kapcsolódó működési bevételeken felüli kiadása,

1.3.9.3. továbbá a 2007. évi költségvetési törvény 6. számú melléklete 1.11.2. pontjában, valamint a 2008. évi költségvetési törvény 6. számú melléklete 1.11.2. pontjában 2010. évre meghatározottak.

1.3.10. Az előző pontokban foglalt korrekciókkal számított támogatás nem lehet több az önkormányzat költségvetési rendeletében elfogadott működési célú hitel előirányzatának összegénél.

1.3.11. Amennyiben az előző pontokban foglalt korrekciókkal számított forráshiány összege az 50 000 forintot nem éri el, az önkormányzat részére 50 000 forint támogatás kerül megállapításra.

1.4. Az önkormányzatok igényüket a Pénzügyminisztériumhoz az Igazgatóságokon keresztül nyújthatják be 2 példányban. Az Igazgatóságokhoz való beérkezés időpontja április 26. és szeptember 30.

Az igénylést a következő dokumentumokkal együtt kell megküldeni (a tárgyév első félévére vonatkozó dokumentumok csak a második határidőre szükségesek):

- a tárgyévet megelőző év költségvetésének végrehajtásáról, pénzmaradványának megállapításáról és tételes felhasználásáról, a tárgyévi költségvetésről, és a tárgyévi első félévi beszámolóról szóló képviselő-testületi (közgyűlési) előterjesztés, rendelet, illetőleg határozat, könyvvizsgálói jelentés,
- a képviselő-testület (közgyűlés) nyilatkozata az 1.1.1.–1.1.4., 1.1.6., valamint az 1.2. és 1.3.6.3. pontokban foglaltak igazolásáról, illetve vállalásáról.

A Pénzügyminisztérium ütemezésének megfelelően az Igazgatóságok az igénybenyújtásra vonatkozó határidőket követően – legkésőbb 30 napon belül – a rendelkezésre álló dokumentumok és a helyi ismereteik alapján rövid szöveges és számszaki elemzést készítenek a figyelembe vehető forráshiányról. Az igényléseket és azok mellékleteit önkormányzatonként egy példányban küldik meg a Pénzügyminisztérium részére.

Az igénylések döntés-előkészítése során – indokolt esetben – a Pénzügyminisztérium további információkat kérhet az önkormányzatoktól vagy az Igazgatóságtól.

1.5. A támogatásról a pénzügyminiszter július 15-éig, illetve november 30-áig dönt. A támogatások önkormányzatonkénti összegét – évente két alkalommal – a Magyar Közlönyben, illetve a Pénzügyminisztérium honlapján kell közzé tenni.

1.6. Az önhibájukon kívül hátrányos helyzetben lévő települési önkormányzatok a tárgyévben megillető kiegészítő állami támogatás összegének terhére – utólagos elszámolási kötelezettség mellett – finanszírozási előleget vehetnek igénybe. Az előleg igénylésére az önkormányzat elfogadott költségvetési rendelete alapján, annak elfogadási időpontjához igazodóan február 5-éig, illetve március 5-éig van lehetőség.

1.6.1. A jogosan igénybe vehető előleg összege:

- ha az előző évben is forráshiányos volt az önkormányzat, nem lehet több, mint a tárgyévet megelőző évben a részére folyósított kiegészítő támogatás összegének 70%-a,
- ha az előző évben ezen a címen nem részesült támogatásban az önkormányzat, nem haladhatja meg az elfogadott költségvetési rendeletében meghatározott működési célú hitel 50%-át.

1.6.2. Az előleg-igénylésre irányuló kérelmeket az Önkormányzati Minisztériumnak címezve az Igazgatósághoz kell benyújtani. Az előleg átutalása az első hét hónap során havonta időarányosan, a nettó finanszírozás keretében történik a kiegészítő támogatás terhére.

1.6.3. Amennyiben az első alkalommal megállapított kiegészítő támogatás összege kisebb, mint az igényelt előleg, akkor a jogtalanul igénybe vett előleg különbözetet – az előleg folyósításától a támogatás folyósításának megkezdéséig számított, a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten – a nettó finanszírozásba tartozó források terhére kell elszámolni.

1.6.4. Az igénybe vett előlegről az önkormányzatok tárgyév május 31-éig mondhatnak le írásban. A lemondást az Önkormányzati Minisztériumnak kell címezni, és az Igazgatósághoz kell benyújtani. Az előleg folyósításától a lemondás időpontjáig igénybe vett előleget a költségvetési évet megelőző év átlagos jegybanki alapkamata kétszeresével növelten a nettó finanszírozás keretében kell elszámolni.

1.6.5. Amennyiben az önkormányzat április 26-áig nem igényel kiegészítő támogatást, az előlegről ezen időpontig le kell mondania. Lemondás hiányában az igényelt előleg folyósítását az Igazgatóság értesítése alapján az Önkormányzati Minisztérium május hónaptól megszünteti. A már jogtalanul igénybe vett előleg elszámolása az 1.6.3. pont alapján történik, azzal, hogy a kamatot az előleg folyósításától május 20-áig kell számítani, továbbá az 1.6.6. pontban az előleg felfüggesztésére vonatkozó szabályt nem lehet alkalmazni.

1.6.6. Az önkormányzat részletfizetés iránti kérelmet nyújthat be – az Igazgatóságon keresztül – a kincstár elnökének az 1.6.3.–1.6.5. pontok szerint megállapított jogtalanul igénybe vett, illetve lemondott és az 1.7. pont szerint visszavonásra kerülő előleg, továbbá azok kamatainak összegére az államháztartásról szóló 1992. évi XXXVIII. törvény (a továbbiakban: Áht.) 64/D. §-ának (12) bekezdése szerint, azzal az eltéréssel, hogy a kérelmező részére a – nettó finanszírozás keretében történő – részletfizetés legfeljebb a tárgyév végéig engedélyezhető.

A részletfizetési kérelmet az önkormányzat

a) az 1.6.3. pont esetén július 27-éig,

b) az 1.6.4. pont esetén a lemondás benyújtásával egyidejűleg,

c) az 1.6.5. pont esetén április 27-éig

nyújthatja be.

Az Önkormányzati Minisztérium az előleg visszavonását

- az 1.6.3. pont esetében a támogatás közzétételét követő hónapban esedékes nettó finanszírozásig, a részletfizetési kérelmet benyújtó önkormányzatok esetében a kérelemről hozott döntés időpontját követő esedékes nettó finanszírozásig,
- az 1.6.4. pont esetében az előleg lemondását követő második hónapban esedékes nettó finanszírozásig

felfüggeszti.

A kincstár a részletfizetési kérelemről hozott döntéséről – az előleg nettó finanszírozás keretében történő pénzügyi rendezése érdekében – értesíti az Önkormányzati Minisztériumot.

1.7. Az első alkalommal megállapított támogatás átutalására – a nettó finanszírozás keretében – a közzététel hónapjáig időarányosan járó támogatásra szólóan – az 1.6. pontban foglaltakra figyelemmel, az előleggel korrigálva – egy összegben, a további részre vonatkozóan havi ütemezésben kerül sor. A szeptember 30-áig benyújtott igénylés alapján megállapított kiegészítő támogatás átutalása a közzétételt követően, soron kívül történik.

1.8. A támogatott önkormányzat a jóváhagyott támogatásról év végén az útmutató szerint elszámol. Az elszámolás során az önkormányzat bemutatja az igénybejelentés alapjául szolgáló feltételrendszer és a nyilatkozatában vállalt kötelezettségei teljesülését, valamint az 1.8.2.–1.8.6. pontokban foglaltakat.

1.8.1. Amennyiben az elszámolás során az önkormányzat az 1.1.1.–1.1.4. és 1.2. pontok szerinti valamely feltételt, illetve annak vállalását nem teljesíti, akkor a jogtalanul igénybe vett teljes támogatást köteles visszafizetni. Az Áht. 64/B. §-ának (2) bekezdésében foglaltak szerinti kamattal együtt.

1.8.2. Amennyiben az önkormányzat az 1.1.5. pont szerinti egyensúlyi feltételnek a teljesített bevételek és kiadások számbavétele alapján nem felel meg, akkor a teljesített felhalmozási bevételeket meghaladó felhalmozási kiadások összegével megegyező jogtalanul igénybe vett kiegészítő támogatást vissza kell fizetnie.

1.8.3. Amennyiben az önkormányzat tárgyévben teljesített működési célú – a közoktatási és szociális feladatokhoz kapcsolódó intézményi ellátási díjból származó bevétel és az általános forgalmi adó vonzata nélkül számított – intézményi bevételei és önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevételei együttesen meghaladják a támogatásnál e jogcímeken figyelembe vett működési bevételeket, akkor

- a figyelembe vett működési célú intézményi bevétel 20%-át meghaladó többletbevétel 20%-ának összegével és
- az önkormányzati sajátos – személyi jövedelemadó nélküli – működési bevétel 10%-át meghaladó többletbevétel összegével

megegyező támogatást a központi költségvetés javára vissza kell fizetnie.

1.8.4. Az elszámolás során visszafizetendő a központi költségvetés javára a kiegészítő támogatásnál figyelembe nem vett normatív hozzájárulás és az iparűzési adóerő-képességhez kapcsolódó jövedelemkülönbség mérséklését szolgáló támogatás évközi és év végi pótlólagos igénylésének évközi és év végi visszafizetési kötelezettséget meghaladó összegével megegyező – az útmutató módszertana szerinti – támogatás, a kötelező feladat-ellátási körben eddig el nem látott új feladathoz kapcsolódó normatív hozzájárulás kivételével.

1.8.5. Az elszámolás során visszafizetendő az 1500 fő vagy az alatti lakosságszámú önkormányzat esetében a többcélú kistérségi társulások támogatása keretében ösztönzött feladatokhoz, intézmény(ek)hez kapcsolódó forráshiány – útmutató módszertana szerint számított – időarányos összege, amennyiben az önkormányzat a 2007. évi költségvetési törvény 6. számú melléklete 1.11.1.2. pontjában foglaltakat nem teljesítette, kivéve, ha ez a támogatás megállapításánál már figyelembevételre került.

1.8.6. Az 1.8.2.–1.8.5. pontokban foglalt visszafizetési kötelezettség együttes összege nem haladhatja meg az e jogcímen kapott kiegészítő támogatás összegét. A jogtalan igénybevételt az Áht. 64/B. §-ának (2) bekezdésében foglalt kamatfizetési kötelezettség terheli az év végi elszámolás, illetve az Igazgatóság Áht. 64/D. §-a szerinti felülvizsgálata során megállapított, az önkormányzatot pótlólagosan megillető normatív hozzájárulás, illetve jövedelemkülönbség mérséklési támogatás miatti visszafizetési kötelezettség összegének kivételével. A jogtalan igénybevétel kezdő napja 2010. év december 31.

1.8.7. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2009. január 1-jei állapot szerint, az 1.3.8. pont szerinti számításnál a települési önkormányzatok közigazgatási státuszát a 2009. december 31-ei állapot szerint kell figyelembe venni. Amennyiben az önkormányzat lakosságszáma 2009. január 1-jén 1000 fő vagy az alatti, de 2010. január 1-jén 1000 fő feletti, akkor az 1.1.1. pont vonatkozásában a 2010. január 1-jei állapot az irányadó.

1.9. A pénzügyminiszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

1.10. Az előirányzat teljesülése külön szabályozás nélkül is eltérhet az előirányzattól, amennyiben a IX. Helyi önkormányzatok támogatásai és átengedett személyi jövedelemadója fejezet átcsoportosítási szabályaira vonatkozó rendelkezések – e törvény 44. §-ának (2) bekezdése és 31. §-ának (3) bekezdése – lehetőségei kimerültek.

2. Állami támogatás a tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatására, az adósságrendezés alatt működési célra igényelhető támogatásra, valamint a pénzügyi gondnok díjára
Előirányzat: 100,0 millió forint

2.1. Visszterhes kamattámogatás iránti kérelmet nyújthat be az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvényben szabályozott eljárás keretében az egyezséget pénzintézeti hitellel teremtette meg. A támogatás feltételeit az önkormányzati miniszter és a támogatott önkormányzat közötti megállapodásban kell rögzíteni.

2.2. Az adósságrendezés megindítását követően, az adósságrendezési eljárás időtartama alatt a forráshiányból eredő jelentős ellátóképesség-csökkenés és az e törvény 6. számú mellékletének 1. pontjában foglalt feltételek fennállása esetén a helyi önkormányzat támogatást igényelhet. E támogatást csak az a helyi önkormányzat igényelheti, amely a források maximális feltárására és a kiadások lehetséges csökkentésére tett intézkedések mellett sem képes a válságköltségvetésben vagy a működési válságtervben foglalt feladatok ellátására. Amennyiben az önkormányzat adott költségvetési évben az e törvény 6. számú mellékletének 1. pontjában szabályozott támogatásban már részesült, úgy e jogcímen támogatást nem igényelhet.

2.3. A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához állami támogatás vehető igénybe.
A pénzügyi gondnokok díjának folyósításáról – a bíróság díjmegállapító végzésének jogerőre emelkedését követően – az Önkormányzati Minisztérium intézkedik a helyi önkormányzatok adósságrendezési eljárásáról szóló 1996. évi XXV. törvény végrehajtásának egyes kérdéseiről szóló 95/1996. (VII. 4.) Korm. rendelet 9. §-a alapján.
A pénzügyi gondnok díjának összege – az általános forgalmi adóval együtt – legalább 800 ezer forint, legfeljebb 3000 ezer forint.

3. A működésképtelen helyi önkormányzatok egyéb támogatása
Előirányzat: 1400,0 millió forint
Azoknak a települési önkormányzatoknak, amelyek működőképessége az 1. pont alapján igénybe vehető támogatás mellett nem biztosítható, továbbá a megyei önkormányzatoknak az önkormányzati miniszter visszatérítendő, vagy vissza nem térítendő támogatást adhat, melyet célhoz, feladathoz is köthet. A támogatás az 1. pont szerinti támogatással el nem ismert, az önkormányzatok kötelező feladataival összefüggő működési kiadásokhoz igényelhető. Az igényelhető támogatás összege nem haladhatja meg az önkormányzat költségvetési rendeletében elfogadott működési célú éven belüli hitelek összegének 1. pont szerinti támogatással csökkentett összegét. A támogatás megítélésénél kiemelten figyelembevételre kerül a működési célra igénybe vett hitel nagysága.
Nem lehet támogatást igényelni a gazdaságtalan feladatszervezésből, a működési kiadások elismerhetőnél nagyobb mértékéből adódó működési hiány finanszírozásához. Így – többek között – nem támogatható:

- a feladatellátáshoz képest kiugró létszám és személyi juttatás,
- külön is a képviselő-testület/közgyűlés, illetve az önkormányzati hivatal személyi és dologi jellegű kiadásainak indokolatlan mértéke, valamint
- az önként vállalt feladatok és/vagy az ezekhez kapcsolódó átadott pénzeszközök és a támogatásértékű kiadások.

A támogatás igényléséhez és felhasználásához az Önkormányzati Minisztérium tárgyév február 10-éig részletes útmutatót készít, és arról – az Igazgatóságokon keresztül – a helyi önkormányzatokat tájékoztatja.
Az önkormányzati miniszter az előirányzat felhasználásáról az Országgyűlés Önkormányzati és Területfejlesztési Bizottságát a tárgyévet követő év február 28-áig tájékoztatja.

7. számú melléklet a 2009. évi CXXX. törvényhez

Helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

Az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (a továbbiakban: Emtv.) 10. és 11. §-ában meghatározott, helyi önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatási előirányzata összesen: 11 885,4 millió forint.

Ebből:

1. a) Az I–II. kategóriába besorolt színházak, bábszínházak fenntartói ösztönző részhozzájárulása [1]

ELŐIRÁNYZAT: 4980,7 millió forint

Millió forint

Helyi önkormányzatok	Fenntartói ösztönző részhozzájárulás
Balatonfüred Város Önkormányzata (Pannon Várszínház Színműv észetfejlesztési Nonprofit Kft.)	11,7
Békés Megyei Önkormányzat (Békés Megyei Jókai Színház)	304,0
Budaörs Város Önkormányzata (Budaörsi Játékszín)	80,8
Belváros – Lipótváros Budapest V. kerületi Önkormányzata (Komédium Színházi és Kulturális Szolgáltató Nonprofit Kft.)	2,0
Budapest Főváros IX. kerület Ferencváros Önkormányzata (FMK és Intézményei)	47,2
Budapest Főváros Önkormányzata (Budapest Bábszínház, Budapesti Operettszínház, József Attila Színház Nonprofit Kft., Katona József Színház, Kolibri Gyermek- és Ifjúsági Színház, Madách Színház Nonprofit Kft., Mikroszkóp Színpad Nonprofit Kft., Radnóti Színház, Thália Színház Nonprofit Kft., Trafó Kortárs Művészetek Háza Nonprofit Kft., Új Színház Nonprofit Kft., Centrál Színház Színházművészeti Nonprofit Kft., Vígszínház)	1226,2
Debrecen Megyei Jogú Város Önkormányzata (Csokonai Színház, Vojtina Bábszínház)	360,7
Győr Megyei Jogú Város Önkormányzata (Győri Nemzeti Színház, Vaskakas Bábszínház)	482,3
Heves Megyei Önkormányzat (Gárdonyi Géza Színház)	149,7
Kaposvár Megyei Jogú Város Önkormányzata (Csiky Gergely Színház Nonprofit Kft.)	276,4
Kecskemét Megyei Jogú Város Önkormányzata (Katona József Színház, Ciróka Bábszínház)	145,9
Miskolc Megyei Jogú Város Önkormányzata (Miskolci Nemzeti Színház, Miskolci Csodamalom Bábszínház)	306,6
Pécs Megyei Jogú Város Önkormányzata (Pécsi Nemzeti Színház, Bóbita Bábszínház, Pécsi Harmadik Színház Nonprofit Kft.)	267,6
Sopron Megyei Jogú Város Önkormányzata (Pro Kultúra Sopron Nonprofit Kft.)	107,5
Szabolcs-Szatmár-Bereg Megyei Önkormányzat (Móricz Zsigmond Színház)	126,2
Szeged Megyei Jogú Város Önkormányzata (Szegedi Nemzeti Színház)	262,4
Székesfehérvár Megyei Jogú Város Önkormányzata (Vörösmarty Színház)	243,8
Szolnok Megyei Jogú Város Önkormányzata (Szigligeti Színház)	203,1
Tatabánya Megyei Jogú Város Önkormányzata (Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház)	86,4
Vas Megyei Önkormányzat (Mesebolt Bábszínház)	16,1
Veszprém Megyei Önkormányzat (Veszprémi Petőfi Színház)	131,7
Veszprém Megyei Jogú Város Önkormányzata (Kabóca Bábszínház és Gyermek Közművelődési Intézmény)	19,5
Zalaegerszeg Megyei Jogú Város Önkormányzata (Hevesi Sándor Színház, Griff Bábszínház)	122,9
Összesen:	4980,7

b) Az I–II. kategóriába besorolt színházak, bábszínházak művészeti ösztönző részhozzájárulása [2]

ELŐIRÁNYZAT: 4980,8 millió forint

Millió forint

Helyi önkormányzatok és intézmények	Művészeti ösztönző részhozzájárulás
Balatonfüred Város Önkormányzata – Pannon Várszínház Színművészet-fejlesztési Nonprofit Kft.	100,6
Békés Megyei Önkormányzat – Békés Megyei Jókai Színház	75,6
Budaörs Város Önkormányzata – Budaörsi Játékszín	48,1
Belváros – Lipótváros Budapest V. kerületi Önkormányzata – Komédium Színházi és Kulturális Szolgáltató Nonprofit Kft.	17,7
Budapest IX. kerület Önkormányzata – FMK és Intézményei	10,3
Budapest Főváros Önkormányzata – Budapest Bábszínház	91,4
Budapest Főváros Önkormányzata – Budapesti Operettszínház	577,2
Budapest Főváros Önkormányzata – József Attila Színház Nonprofit Kft.	138,0
Budapest Főváros Önkormányzata – Katona József Színház	149,9
Budapest Főváros Önkormányzata – Kolibri Gyermek- és Ifjúsági Színház	96,5
Budapest Főváros Önkormányzata – Madách Színház Nonprofit Kft.	502,8
Budapest Főváros Önkormányzata – Mikroszkóp Színpad Nonprofit Kft.	43,8
Budapest Főváros Önkormányzata – Radnóti Színház	75,6
Budapest Főváros Önkormányzata – Thália Színház Nonprofit Kft.	108,3
Budapest Főváros Önkormányzata – Trafó Kortárs Művészetek Háza Nonprofit Kft.	47,8
Budapest Főváros Önkormányzata – Új Színház Nonprofit Kft.	103,1
Budapest Főváros Önkormányzata – Centrál Színház Színházművészeti Nonprofit Kft.	121,3
Budapest Főváros Önkormányzata – Vígszínház	507,4
Debrecen Megyei Jogú Város Önkormányzata – Csokonai Színház	149,1
Debrecen Megyei Jogú Város Önkormányzata – Vojtina Bábszínház	34,4
Győr Megyei Jogú Város Önkormányzata – Győri Nemzeti Színház	131,2
Győr Megyei Jogú Város Önkormányzata – Vaskakas Bábszínház	32,1
Heves Megyei Önkormányzat – Gárdonyi Géza Színház	106,5
Kaposvár Megyei Jogú Város Önkormányzata – Csiky Gergely Színház Nonprofit Kft.	145,0
Kecskemét Megyei Jogú Város Önkormányzata – Katona József Színház	157,1
Kecskemét Megyei Jogú Város Önkormányzata – Ciróka Bábszínház	34,3
Miskolc Megyei Jogú Város Önkormányzata – Miskolci Nemzeti Színház	266,1
Miskolc Megyei Jogú Város Önkormányzata – Miskolci Csodamalom Bábszínház	25,7
Pécs Megyei Jogú Város Önkormányzata – Pécsi Nemzeti Színház	112,3
Pécs Megyei Jogú Város Önkormányzata – Bóbita Bábszínház	28,0
Pécs Megyei Jogú Város Önkormányzata – Pécsi Harmadik Színház Nonprofit Kft.	28,3
Sopron Megyei Jogú Város Önkormányzata – Pro Kultúra Sopron Nonprofit Kft.	116,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat – Móricz Zsigmond Színház	112,4

Helyi önkormányzatok és intézmények	Művészeti ösztönző részhozzájárulás
Szeged Megyei Jogú Város ÖnkormányzataHelyi önkormányzatok és intézmények – Szegedi Nemzeti Színház	131,6
Székesfehérvár Megyei Jogú Város Önkormányzata – Vörösmarty Színház	151,4
Szolnok Megyei Jogú Város Önkormányzata – Szigligeti Színház	137,9
Tatabánya Megyei Jogú Város Önkormányzata – Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	37,6
Vas Megyei Önkormányzat – Mesebolt Bábszínház	27,0
Veszprém Megyei Önkormányzat – Veszprémi Petőfi Színház	74,2
Veszprém Megyei Jogú Város Önkormányzata – Kabóca Bábszínház és Gyermek Közművelődési Intézmény	16,6
Zalaegerszeg Megyei Jogú Város Önkormányzata – Hevesi Sándor Színház	94,8
Zalaegerszeg Megyei Jogú Város Önkormányzata – Griff Bábszínház	15,6
Összesen:	4980,8

c) A III. kategóriába besorolt balett és táncegyüttesek költségvetési támogatása
ELŐIRÁNYZAT: 53,0 millió forint

Millió forint

Helyi önkormányzatok	Központi költségvetési támogatás
Győr Megyei Jogú Város Önkormányzata (Győri Balett)	51,2
Székesfehérvár Megyei Jogú Város (Alba Regia Táncegyesület)	1,8
Összesen:	53,0

d) A IV. kategóriába besorolt színházak, bábszínházak költségvetési támogatása [(1)]
ELŐIRÁNYZAT: 365,0 millió forint

Millió forint

Helyi önkormányzatok	Központi költségvetési támogatás
Budapest Főváros VIII. kerület Józsefvárosi Önkormányzat (Bárka Józsefvárosi Színházi és Kulturális Nonprofit Kft.)	111,7
Békés Megyei Önkormányzat (Békés Megyei Napsugár Bábszínház)	38,4
Dunaújváros Megyei Jogú Város Önkormányzata (Bartók Kamaraszínház és Művészetek Háza)	106,2
Heves Megye Önkormányzata (Harlekin Bábszínház)	34,4
Szeged Megyei Jogú Város Önkormányzata (Kövér Béla Bábszínház)	28,3
Tolna Megyei Önkormányzat (Tolna Megyei Önkormányzat és a Magyarországi Németek Országos Önkormányzata Német Színháza)	46,0
Összesen:	365,0

e) Az V. kategóriába besorolt szabadtéri színházak, nemzeti és etnikai kisebbségi színházak pályázati támogatása
ELŐIRÁNYZAT: 330,0 millió forint

E támogatást az Oktatási és Kulturális Minisztérium pályázati felhívása alapján a helyi önkormányzatok által fenntartott, illetve támogatott – az Emtv. alapján az V. kategóriába besorolt – szabadtéri színházak, illetve nemzetiségi színházak igényelhetik.

Az elosztásról – az oktatási és kulturális miniszter által kiírt pályázat szerint – szakmai kuratórium javaslata alapján a miniszter dönt. A támogatás az önkormányzatot illeti meg.

2. a) Az I. kategóriába besorolt zenekarok központi költségvetési támogatása [3]

ELŐIRÁNYZAT:, 1070,1 millió forint

E támogatás elosztásának és folyósításának részletes szabályait a miniszter rendeletben állapítja meg.

b) Az I. kategóriába besorolt énekkarok központi költségvetési támogatása [4]

ELŐIRÁNYZAT: 105,8 millió forint

E támogatás elosztásának és folyósításának részletes szabályait a miniszter rendeletben állapítja meg.

Az e mellékletben szabályozott költségvetési támogatások igénylési és döntési eljárására nem kell alkalmazni a közigazgatási hatósági eljárás és szolgáltatás általános szabályairól szóló 2004. évi CXL. törvény szabályait.

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(1) Az e kategóriákba tartozó önkormányzatok által fenntartott színházak részére a finanszírozás változásából következő eltérések kezelésére az OKM fejezet tartalmaz előirányzatot.

(2) A művészeti ösztönző részhozzájárulás színházakra lebontott összege az Emtv. 16. §-ának (4) bekezdésében meghatározottak szerint került megállapításra.

Szorzók:
- opera előadások: 3,0
- klasszikus operett előadások: 1,2
- balett,- és táncelőadások: 2,0
- gyermek- és ifjúsági előadások: 1,4
- stúdió előadások: 2,0
- bábszínházi előadások: 0,5

(3) Az Emtv. 20. §-ának (1) bekezdésében meghatározott szempontokhoz kapcsolódó, az egyes fenntartókat megillető támogatási összegek meghatározásnak arányai:
- zenekar létszáma alapján: 35%,
- fenntartói támogatás aránya alapján: 50%,
- hangversenyek és színházi előadások száma alapján: 6%,
- hangfelvételek száma alapján: 1%,
- fizető nézők száma alapján: 1%,
- ifjúsági hangversenyek száma alapján: 4%,
- bemutatott kortárs magyar zeneművek száma alapján: 3%.

(4) Az Emtv. 20. §-ának (1) bekezdésében meghatározott szempontokhoz kapcsolódó, az egyes fenntartókat megillető támogatási összegek meghatározásnak arányai:
- énekkar létszáma alapján: 35%,
- fenntartói támogatás aránya alapján: 50%,
- hangversenyek és színházi előadások száma alapján: 6%,
- hangfelvételek száma alapján: 1%,
- fizető nézők száma alapján: 1%,
- ifjúsági hangversenyek száma alapján: 4%,
- bemutatott kortárs magyar művek száma alapján: 3%.

8. számú melléklet a 2009. évi CXXX. törvényhez

A helyi önkormányzatok normatív, kötött felhasználású támogatásai

I. KIEGÉSZÍTŐ TÁMOGATÁS EGYES KÖZOKTATÁSI FELADATOKHOZ

1. Pedagógiai szakszolgálat

ELŐIRÁNYZAT: 3470,1 millió forint

FAJLAGOS ÖSSZEG: 900 000 forint/fő/év

A támogatást a pedagógiai szakszolgálatot fenntartó helyi önkormányzat igényelheti a pedagógiai szakszolgáltató intézményeiben – az e törvény 3. számú mellékletének 16.2.1. pontja alá tartozó óvodai nevelés, iskolai oktatás keretében végzett konduktív feladatokat, továbbá előbbi intézményekben a 16.2.2. és 16.2.3. pont alá tartozó korai fejlesztési, gondozási feladatokat ellátók kivételével – közalkalmazotti jogviszonyban, pedagógus és szakmai munkát segítő munkakörben foglalkoztatottak 2009/2010. tanévi nyitó (október 1-jei) közoktatási statisztikai tényleges, illetve 2010/2011. tanévi nyitó közoktatási statisztikai becsült, teljes munkaidőre átszámított létszáma alapján, ha a pedagógiai szakszolgálatot a Közokt. tv. 33. §-ának (4)–(5) bekezdésében és 34. §-ában, valamint a képzési kötelezettségről és a pedagógiai szakszolgálatokról szóló 14/1994. (VI. 24.) MKM rendelet (a továbbiakban: 14/1994. (VI. 24.) MKM rendelet) 1. §-ának (3) bekezdésében és 3/A. §-ában foglaltak szerint szervezik meg.

A támogatás elszámolása a normatív hozzájárulásokkal azonos eljárás alapján, a költségvetési évben e jogcímen vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. A támogatás teljes összegével 2010. december 31-ei zárónappal kell elszámolni, és az év végi maradványt a központi költségvetésbe vissza kell fizetni a vonatkozó eljárási rend szerint.

A támogatásra jogosult a helyi önkormányzat és a többcélú kistérségi társulás az általa fenntartott intézményekben nyújtott szolgáltatások alapján, továbbá az a fenntartó is, amely a szolgáltatást a helyi önkormányzatok társulásairól és együttműködéséről szóló 1997. évi CXXXV. törvény (a továbbiakban: Ttv.) 8., 9. és 16. §-a szerinti intézményi társulás keretében biztosítja.

II. EGYES SZOCIÁLIS FELADATOK TÁMOGATÁSA

1. Egyes jövedelempótló ellátások és az önkormányzat által szervezett közcélú foglalkoztatás támogatása

ELŐIRÁNYZAT: 113 381,5 millió forint

A támogatás

a) a Szoctv. 36. §-ában szabályozott közcélú munka keretében kifizetett munkabér és közterhei 95%-ának,

b) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 37/B. §-a (1) bekezdésének a)–d) pontjaiban szabályozott rendszeres szociális segélyre, a 32/B. §-ában szabályozott időskorúak járadékára, az 55/A. § alapján adósságcsökkentési támogatásra, a 38. §-ának (2), (5) bekezdése alapján lakásfenntartási támogatásra, valamint az 55/A. §-ának (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei 90%-ának,

c) a Szoctv. 37. §-a (1) bekezdése, valamint a 37/C. §-a (4) bekezdése alapján folyósított rendelkezésre állási támogatásra kifizetett összegek 80%-ának,

d) a 41. §-ának (1) bekezdésében szabályozott ápolási díj és az utána fizetendő nyugdíjbiztosítási járulék 75%-ának,

e) a Szoctv. 43/A. §-ának (4) bekezdése szerinti szakértői vélemény díjának, valamint a „Sikeres Magyarországért – Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg

központi költségvetésből való utólagos igénylésére szolgál.

A közcélú munka keretében kifizetett munkabér és közterhei után az a) pontban rögzített arány szerint igényelt összeg nem haladhatja meg a teljes munkaidőben foglalkoztatott munkavállaló részére megállapítható személyi alapbér kötelező legkisebb összegének, illetve a jogszabályban megállapított garantált bérminimumnak és közterheinek az összegét.

Ha a közcélú foglalkoztatás megszervezését többcélú kistérségi társulás vállalja, akkor a támogatás a többcélú kistérségi társulást illeti meg. Ugyanazon időtartamra a társulásban részt vevő települési önkormányzat közcélú foglalkoztatás támogatása jogcímen forrást a központi költségvetésből nem igényelhet.

Felhatalmazást kap a Kormány, hogy rendeletben jelölje ki azt a közfoglalkoztatás szervezésére jogosult szervet – ide nem értve a települési önkormányzatot, valamint a közcélú foglalkoztatást magára vállaló többcélú kistérségi társulást –, amely az előirányzat terhére a Kormány által meghatározott összeget jogosult igénybe venni, továbbá meghatározza e forrás igénybevételével kapcsolatos sajátos eljárási szabályokat.

Az előirányzat biztosít forrást a rendelkezésre állási támogatásra jogosult személy foglalkoztatásának a foglalkoztatás elősegítéséről és a munkanélküliek ellátásáról szóló 1991. évi IV. törvény 16/B. §-ában meghatározott támogatásához. A támogatáshoz szükséges forrás központi költségvetési támogatásként a Munkaerő-piaci Alap javára kerül átcsoportosításra. A támogatásokat a regionális munkaügyi központok nyújtják. A támogatáshoz szükséges forrás összegét, az átcsoportosítás és az átadott pénzeszközök elszámolási szabályait a Kormány rendeletben határozza meg.

A hajléktalan személyek részére kifizetett rendszeres szociális segély, időskorúak járadéka és rendelkezésre állási támogatás, a bentlakásos szociális intézményben lakó személyek időskorúak járadéka, valamint a kamattámogatásban részesülők esetében az előirányzat igénybevétele a kifizetett ellátások 100%-a alapján történik.

Az előirányzatból szakértői vizsgálatonként a Szoctv. 43/A. §-ának (4) bekezdésében meghatározott szakértői díj vehető igénybe.

Az előirányzatból támogatás igényelhető az önkormányzatokat az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a 93/2005. (V. 21.) Korm. rendelet alapján, az 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett – és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott – hitel kamatterhének 100%-át visszaigényelheti.

2. Szociális továbbképzés és szakvizsga támogatása

ELŐIRÁNYZAT:	359,9 millió forint
FAJLAGOS ÖSSZEG:	9400 forint/fő

A támogatást azok a helyi önkormányzatok, többcélú kistérségi társulások igényelhetik a szociális továbbképzés és szakvizsga megszervezéséhez, amelyek szociális, gyermekjóléti, gyermekvédelmi ellátást nyújtó intézményt, vagy szolgáltatást tartanak fenn. Az igényjogosultság alapja a Szoctv. 92/D. §-ának (1) bekezdésében felsorolt munkakörben személyes gondoskodást végző és a személyes gondoskodást végző személyek továbbképzéséről és a szociális szakvizsgáról szóló 9/2000. (VIII. 4.) SzCsM rendelet szerint továbbképzésre kötelezett személyek 2009. szeptember 1-jei állapotnak megfelelő statisztikai állományi létszáma. A támogatás a továbbképzésen való részvétel költségeire (részvételi díj, utazási-szállási költség), a továbbképzésen résztvevő helyettesítésével kapcsolatos kiadásokra, a továbbképzési kötelezettségének eleget tett személy jutalmazására, a szakvizsga és az erre felkészítő tanfolyamon való részvétel költségeire fordítható.

A támogatás felhasználásáról éves elszámolást kell készíteni, amelyet a tevékenységgel összefüggő eseményeket rögzítő nyilvántartásokkal és bizonylatokkal, a továbbképzésről és a szakvizsgáról kiadott igazolással, tanúsítvánnyal, bizonyítvánnyal, oklevéllel, egyéb okirattal kell alátámasztani.

Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni a központi költségvetési kapcsolatokat érintő elszámolási szabályok szerint és eljárási rendben. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2011. július 31-éig használható fel jogszerűen. A támogatás folyósítása negyedévenként, a tárgynegyedév második hónapjának 25-éig történik.

III. A TÖBBCÉLÚ KISTÉRSÉGI TÁRSULÁSOK TÁMOGATÁSA

ELŐIRÁNYZAT:	29 459,2 millió forint

1. A támogatás igénylésének általános feltételei

1.1. E fejezet szerinti támogatásokat azok a többcélú kistérségi társulások igényelhetik, amelyek:

1.1.1. legalább három közszolgáltatási feladatot ellátnak, melyek közül:

a) egy feladat a közoktatási intézményi és szakszolgálati,

b) második feladatként a szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, illetve egészségügyi feladatok közül legalább egy feladat,

c) további egy feladat, amennyiben a többcélú kistérségi társulás a b) pont szerinti feladatok közül csak egyet vállalt, amely a települési önkormányzatok többcélú kistérségi társulásáról szóló 2004. évi CVII. törvény (a továbbiakban: Tkt. tv.) 2. §-a (1) bekezdésének a)–q) pontjai szerinti feladatok közül választható,

1.1.2. esetében az 1.1.1. pont szerinti feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét,

1.1.3. az 1.1.2. pont szerinti feltételeket ugyanazon települési körre teljesítik az 1.1.1. pont szerinti három közszolgáltatási feladat tekintetében,

1.1.4. a közszolgáltatási feladatokat e fejezetben foglaltaknak megfelelően látják el,

1.1.5. ellátják a kistérségi fejlesztési tanács feladatait.

1.2. A többcélú kistérségi társulások abban az esetben vehetik igénybe a támogatásokat, ha az 1.1.1–1.1.5. pontok szerinti feltételeket 2010. január 31-éig teljesítik. Amennyiben egy feladat ellátása 2010. január 31-ét követően kezdődik meg, vagy egy település 2010. január 31-ét követően vesz részt a feladatok ellátásában, úgy a többcélú kistérségi társulás a feladatellátás kezdetét követő hónap első napjától kezdődően időarányos támogatásra jogosult. A többcélú kistérségi társulás 4 havi közoktatási célú támogatást igényelhet, amennyiben legkésőbb 2010. szeptember 1-jétől a meglévő közoktatási célú intézményi társulás átszervezésére kerül sor, illetve új közoktatási célú intézményi társulás vagy többcélú kistérségi társulás által fenntartott intézmény kezdi meg működését.

1.3. Amennyiben a többcélú kistérségi társulás 2010. január 31-éig nem teljesíti az 1.1.1–1.1.5. pontok szerinti feltételeket, de legkésőbb 2010. szeptember 1-jétől megfelel azoknak, úgy a 2.1. alapján időarányos, de legfeljebb 10 havi támogatást, a 2.2–2.8. pontok alapján legfeljebb 4 havi időarányos támogatást igényelhet.

2. A támogatások fajlagos összegei és az igénybevétel részletes feltételei

2.1. Többcélú kistérségi társulások általános feladatainak támogatása

FAJLAGOS ÖSSZEG: 160 forint/fő

+ 900 000 forint/kistérséghez tartozó legfeljebb 500 fő lakosságszámú település,

+ 600 000 forint/kistérséghez tartozó 501–1 000 fő lakosságszámú település,

+ 100 000 forint/kistérséghez tartozó 1 000 fő feletti lakosságszámú település,

amennyiben a többcélú kistérségi társulás a 2.2.1., 2.3.–2.6. feladatokat saját fenntartású költségvetési szervben látja el és e feladatok után jogosult e fejezet szerinti támogatásra, úgy

+ 2 500 000 forint/saját fenntartású költségvetési szervben ellátott feladat, amely esetében a 2.2.1., 2.3–2.6 feladatok egy-egy feladatnak számítanak, függetlenül attól, hogy e feladatokat egy vagy több költségvetési szervben látják el, de legalább 18 300 000 forint, és legfeljebb 32 300 000 forint társulásonként.

A 2.2.1., 2.3.–2.6. feladatok esetében a saját fenntartású költségvetési szerveiben ellátott feladatok számát 2010. január 31-ei állapotnak megfelelően kell meghatározni.

A támogatás a többcélú kistérségi társulásokat a közszolgáltatási feladataik ellátásához és munkaszervezetük működési és fejlesztési kiadásaihoz a kistérséget alkotó települések száma és lakosságszáma szerint illeti meg.

A támogatás kizárólag az e fejezetben foglalt feladatok ellátásához – e fejezet felhasználási szabályainak megfelelően –, a munkaszervezet működési és fejlesztési kiadásaira, a Tkt. tv. 2. §-ának (1) bekezdése szerint vállalt feladatok, illetve egyes sportfeladatok ellátásához használható fel azzal, hogy a többcélú kistérségi társulás a támogatást a közoktatási, szociális intézményi, szociális alapszolgáltatási, gyermekek átmeneti gondozási, gyermekjóléti alapellátási, mozgókönyvtári és belső ellenőrzési feladatokra csak abban az esetben fordíthatja, ha azokat az e fejezetben meghatározott feltételeknek megfelelően látja el.

2.2. A többcélú kistérségi társulások közoktatási feladatainak támogatása

2.2.1. Közoktatási intézményi feladat

A többcélú kistérségi társulás biztosítja, hogy saját fenntartásában működő, és a közoktatási feladat ellátásában részt vevő önkormányzatok saját vagy társulásaik fenntartásában működő közoktatási intézmények megfeleljenek a Kiegészítő szabályok 2.1. vagy 2.2. pontja szerinti feltételeknek.

Ennek teljesítése úgy történhet, hogy az intézmények fenntartásáról

- a többcélú kistérségi társulás,
- a települési önkormányzatok által alkotott – a Ttv. 8., 9. és 16. §-ai szerinti – intézményi társulások, vagy
- a települési önkormányzatok önállóan

gondoskodnak.

Az egyes települési önkormányzatok által önállóan fenntartott intézmények után támogatás nem igényelhető.

a) Bejáró gyermekek, tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 98 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény óvodás és 1–4. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 70 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

Intézményi társulás által fenntartott intézmény 5–8. évfolyamos tanulói után

FAJLAGOS ÖSSZEG: 78 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – óvodákba, iskolák 1–8. évfolyamára járó gyermekek, tanulók létszáma után igényelhető a következők szerint:

aa) alaptámogatás vehető igénybe a fenti intézményekbe bejáró azon gyermekek, tanulók után, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai, illetve általános iskolai ellátást. A 20 000 fő lakosságszám feletti települési önkormányzatok területén működő, intézményi társulás által fenntartott intézményekbe bejáró gyermekek, tanulók után az alaptámogatás abban az esetben vehető igénybe, ha a bejáró gyermekek, tanulók lakóhelye (ennek hiányában tartózkodási helye) az intézményi társulásban részt vevő településen van,

ab) az intézmény székhelyén/telephelyén állandó lakóhellyel (ennek hiányában tartózkodási hellyel) rendelkező gyermekek, tanulók után az alaptámogatás 50%-ának megfelelő támogatás vehető igénybe. E támogatás legfeljebb az aa) pont szerint bejáró gyermekek, tanulók számával azonos számú gyermekek, tanulók után igényelhető, mely szabályt az 1–4., illetve 5–8. évfolyamon külön-külön kell alkalmazni. E támogatás szempontjából a külterületen lakó gyermekek, tanulók az intézmény székhelyén lakónak minősülnek.

b) Autóbusszal utaztatott gyermekek, tanulók alapján járó támogatás

FAJLAGOS ÖSSZEG: 70 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

ba) A támogatás a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára az aa) pont szerint bejáró gyermekek, tanulók után vehető igénybe, amennyiben a fenntartó e gyermekek, tanulók utaztatását autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosítja. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek, tanulók mellett kísérő utazzon.

bb) A támogatás 15%-a a többcélú kistérségi társulás, illetve az intézményi társulások által fenntartott óvodákba, iskolák 1–8. évfolyamára járó, külterületen lakó gyermekek, tanulók után vehető igénybe, ha a fenntartó e gyermekek, tanulók utaztatását autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosítja.

A támogatás igénylése és elszámolása a Kiegészítő szabályok 2.8. pontjában meghatározottak szerint történik.

c) A többcélú kistérségi társulás által fenntartott egységes iskola 9–13. évfolyamára bejáró tanulók alapján járó támogatás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 100 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás által fenntartott, – a Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő – azon egységes iskola 9–13. évfolyamára bejáró tanulók létszáma után igényelhető, melynek az intézmény székhelyétől különböző településen tagintézménye működik. Amennyiben az egységes iskola része szakiskola is, úgy a szakiskola 9–10. évfolyamára, továbbá a szakképzés elméleti képzésére bejáró tanulók után vehető igénybe támogatás. Támogatás szempontjából bejáró tanulónak kizárólag az számít, akinek lakóhelye (ennek hiányában tartózkodási helye) nem az intézmény székhelye szerinti településen van. E támogatás a külterületen lakó gyermekek, tanulók után nem vehető igénybe.

d) Tagintézményi támogatás

FAJLAGOS ÖSSZEG: 70 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény – székhelyétől különböző községben – tagintézményeként működő óvodába, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe abban az esetben, ha az intézmény megfelel a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló – intézményi társulás által fenntartott – iskola esetében további feltétel, hogy legfeljebb 1–6. évfolyammal működjön. Ha az intézmény óvodai és általános iskolai feladatot is ellát, az óvodai tagintézménybe járó gyermekek után támogatás abban az esetben is igénybe vehető, ha az általános iskolai tagintézmény 1–8. évfolyammal működik. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

e) Kistelepülési tagintézményi támogatás

FAJLAGOS ÖSSZEG: 16 710 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

ea) A támogatás a többcélú kistérségi társulás vagy intézményi társulás által fenntartott intézmény székhelyétől különböző, 1500 fő és az alatti községben tagintézményként működő óvoda, iskola 1–4. évfolyamára járó gyermekek, tanulók után vehető igénybe. A támogatás abban az esetben is igénybe vehető, ha az intézmény nem felel meg a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek. A 2007. január 1-je után tagintézménnyé váló iskola esetében további feltétel, hogy a tagintézmény legfeljebb 1–6. évfolyammal működjön. E támogatás szempontjából az intézményi társulás által fenntartott intézményhez 2008. január 1-jét követően csatlakozó – korábban is tagintézményként működő – intézmény új tagintézménynek tekintendő.

eb) A támogatás 1,2-szerese vehető igénybe a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve az országos átlagot jelentősen meghaladó munkanélküliséggel sújtott települések jegyzékéről szóló 240/2006. (XI. 30.) Korm. Rendelet által meghatározott településeken működő tagintézménybe járó

eba) óvodás gyermekek,

ebb) az 1–4. évfolyamos tanulók után.

Az ebb) pont szerinti esetben további feltétel, hogy az intézmény a nevelési-oktatási intézmények működéséről szóló 11/1994. (VI. 8.) MKM rendelet 39/E. §-ában meghatározott feltételnek megfeleljen, és a tanulók integrációs nevelése 5. évfolyamtól biztosított legyen.

Az érintett általános iskolai tagintézményben a kistelepülési tagintézményi támogatás igénybevételének további feltétele, hogy az intézményben a foglalkozásokat, tanítási órákat a Közokt. tv.-ben meghatározott végzettséggel és szakképzettséggel rendelkező pedagógusok tartsák meg.

2.2.2. Közoktatási szakszolgálati feladat

Továbbtanulási, pályaválasztási tanácsadás

FAJLAGOS ÖSSZEG: 2000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

Nevelési tanácsadás; gyógypedagógiai tanácsadás, korai fejlesztés és gondozás; fejlesztő felkészítés; logopédiai ellátás; gyógytestnevelés

FAJLAGOS ÖSSZEG: 11 000 forint/fő/év

- 2010. költségvetési évben,
- 2011. költségvetési évben időarányosan 8 hónapra.

A többcélú kistérségi társulás alaptámogatást a Közokt. tv. 34. §-ának a)-b), d)-f) és h) pontjai szerinti pedagógiai szakszolgálati feladatok közül legalább kettő ellátásának megszervezése esetén azon ellátottak után veheti igénybe, akiket a társulás – az e célra vezetett nyilvántartás szerint – a nevelési évek/tanévek során legalább az alábbi gyakorisággal részesít ellátásban:

- logopédiai ellátás, gyógytestnevelés esetén legalább heti egy alkalommal,
- nevelési tanácsadás keretében nyújtott terápiás gondozás esetén 2010. évben legalább hat alkalommal,
- továbbtanulási, pályaválasztási tanácsadás esetén a 2009/2010. és 2010/2011. tanévben legalább egy alkalommal,
- gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés esetén a 14/1994. (VI. 24.) MKM rendelet 8–9. §-ában meghatározott időkeretben.

A többcélú kistérségi társulás a nevelési tanácsadás, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, fejlesztő felkészítés, logopédiai ellátás, gyógytestnevelés szakszolgálati feladatok esetében az alaptámogatás kétszeresét veheti igénybe azon ellátottak után, akik számára a szolgáltatást lakóhelyükön, vagy abban a közoktatási intézményben biztosítja, ahol tanulói jogviszonnyal rendelkeznek.

Nevelési tanácsadás esetében támogatás kizárólag a terápiás gondozásban részesült ellátottak után igényelhető. A kizárólag logopédiai ellátás szűrővizsgálatán részt vevők támogatás szempontjából nem vehetők figyelembe.

A többcélú kistérségi társulás a vállalt közoktatási szakszolgálati feladatot elláthatja az általa fenntartott intézményben, vagy – megállapodás alapján – helyi önkormányzat vagy önkormányzati társulás fenntartásában működő intézmény/intézmények útján a 14/1994. (VI. 24.) MKM rendeletben foglaltaknak megfelelően.

A közoktatási feladatokhoz a támogatás a Kiegészítő szabályok 2.1. pontja szerinti feltételeknek megfelelő intézmények, továbbá a 2.2.1. e) pont szerinti támogatással érintett tagintézmények működési és fejlesztési kiadásához, valamint a pedagógiai szakszolgálati feladatok működési és fejlesztési kiadásaihoz használható fel.

2.3. A többcélú kistérségi társulások szociális intézményi feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 180 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 60 000 forint/fő

A többcélú kistérségi társulás a támogatásra akkor jogosult, ha biztosítja a személyes gondoskodás keretébe tartozó, a Szoctv. szerinti szakosított ellátást biztosító intézmények közül legalább egy intézmény társult formában történő fenntartását:

- időskorúak ápolást, gondozást nyújtó otthona,
- időskorúak vagy fogyatékos személyek gondozóháza,
- pszichiátriai és szenvedélybetegek átmeneti otthona,
- hajléktalanok átmeneti szállása.

A társult formában történő intézményfenntartás követelménye akkor teljesül, ha a többcélú kistérségi társulás:

- ezen intézmény(ek)et fenntartja, vagy
- biztosítja, hogy a korábban legalább két települési önkormányzat által külön-külön fenntartott intézményeket intézményi társulás egy intézményként tartsa fenn, és az így létrehozott intézmény magasabb szakmai, gazdasági hatékonysággal működjön.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben ellátottak után vehet igénybe.

A támogatás az intézményi ellátottak után illeti meg a többcélú kistérségi társulást.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.4. A többcélú kistérségi társulások szociális alapszolgáltatási feladatainak támogatása

A többcélú kistérségi társulás támogatást igényelhet a Szoctv. szerinti következő szociális alapszolgáltatási feladatok közül legalább kettő biztosítása esetén, melyeket a Kiegészítő szabályok 3.1. pontja szerinti feltételeknek megfelelően lát el:

- családsegítés,
- szociális étkeztetés,
- házi segítségnyújtás,
- időskorúak nappali intézményi ellátása,
- pszichiátriai és szenvedélybetegek nappali intézményi ellátása,
- fogyatékos és demens személyek nappali intézményi ellátása,
- hajléktalanok nappali intézményi ellátása.

E feladatok ellátásához kizárólag abban az esetben igényelhető támogatás, ha

a) az abban részt vevő önkormányzatok legalább két szociális alapszolgáltatási feladat ellátásában részt vesznek, és

b) a Társulás által ellátott valamennyi alapszolgáltatási feladat esetében a részt vevő önkormányzatok száma és lakosságszáma megfelel az 1.1.2. pont szerinti feltételeknek.

Egy önkormányzatot attól a teljes hónaptól lehet a támogatás szempontjából figyelembe venni, amikortól legalább két alapszolgáltatási feladat – e fejezet szerinti feltételeknek megfelelő – ellátásában részt vesz.

A Szoctv. 120–122. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás szociális alapszolgáltatási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

a) Családsegítés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 288 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a családsegítés feladatának ellátásáról.

A támogatás a feladat ellátásában részt vevő települések lakosságszáma után illeti meg a többcélú kistérségi társulást.

Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak családsegítőt.

b) Otthonközeli ellátás

A többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodhat. Az ellátottakról gondoskodhat a többcélú kistérségi társulás úgy, hogy

- a szociális étkeztetést,
- a házi segítségnyújtást és
- az időskorúak nappali intézményi ellátását

külön-külön biztosítja és úgy is, hogy

- a szociális étkeztetést és házi segítségnyújtást, vagy
- a szociális étkeztetést és az időskorúak nappali intézményi ellátását

együttesen biztosítja.

ba) Szociális étkeztetés

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 6500 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 4000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a szociális étkeztetés feladatának ellátásáról.

A támogatás az étkeztetésben ellátottak száma után illeti meg a többcélú kistérségi társulást. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek.

bb) Házi segítségnyújtás

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 60 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 40 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a házi segítségnyújtás feladatának ellátásáról.

A támogatás a többcélú kistérségi társulást az ellátottak száma alapján illeti meg. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

Amennyiben a többcélú kistérségi társulás a feladat ellátásáról az általa fenntartott intézmény vagy intézményi társulások útján gondoskodik, úgy az ellátott önkormányzatok, illetve az intézményi társulásban részt vevő önkormányzatok e feladatra működési engedéllyel nem rendelkezhetnek, önállóan nem foglalkoztathatnak gondozót.

bc) Időskorúak nappali intézményi ellátása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 90 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 30 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik az időskorúak nappali intézményi ellátása alapszolgáltatás kistérségi szintű biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett, időskorúak nappali intézményi ellátását biztosító intézmény(ek)ben ellátottak után igényelhető támogatás.

A támogatás a többcélú kistérségi társulást az ellátásban részt vevők száma alapján illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő alapszolgáltatási feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

c) Pszichiátriai és szenvedélybetegek, a fogyatékos és demens személyek és a hajléktalanok nappali intézményi ellátása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 90 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 30 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely a Szoctv. alapján és a külön jogszabályban meghatározott szakmai szabályok szerint gondoskodik a pszichiátriai és szenvedélybetegek, a hajléktalanok, a demens, valamint a fogyatékos személyek nappali intézményei közül legalább egy alapszolgáltatás kistérségi szintű biztosításáról. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett nappali ellátást biztosító intézmény(ek)ben ellátottak után igényelhető támogatás.

A támogatás a többcélú kistérségi társulást az ellátásban részt vevők száma alapján illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő alapszolgáltatási feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.5. A többcélú kistérségi társulások gyermekek átmeneti gondozási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 320 000 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 160 000 forint/fő

A támogatást az a többcélú kistérségi társulás igényelheti, amely biztosítja, hogy a kistérség területén valamennyi – korábban települési önkormányzat által fenntartott –, a gyermekek átmeneti gondozását biztosító alábbi intézmény társult formában működjön:

- a helyettes szülői hálózat,
- a gyermekek átmeneti otthona,
- a családok átmeneti otthona.

E társult intézményi ellátásnak a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) alapján és a külön jogszabályban meghatározott szakmai szabályok szerinti biztosításáról a többcélú kistérségi társulás gondoskodik. A társult formában történő intézményfenntartás követelménye akkor teljesül,

- ha a többcélú kistérségi társulás ezen intézményeket fenntartja, vagy
- a kistérség területén valamennyi intézmény fenntartásáról intézményi társulások gondoskodnak.

A többcélú kistérségi társulás támogatást kizárólag

a) a 2009. január 31-éig a többcélú kistérségi társulás fenntartásába átadott intézményben, továbbá

b) intézményi társulás által fenntartott – 2008. évben e jogcímen támogatásban részesülő – intézményben

ellátottak után vehet igénybe.

A támogatás a többcélú kistérségi társulást az általa biztosított ellátásban részt vevő intézményi ellátottak után illeti meg.

A támogatás az e pontban foglalt feltételeknek megfelelő intézmények fenntartása során felmerülő működési kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz, ezen intézmények fejlesztéséhez használható fel.

2.6. A többcélú kistérségi társulások gyermekjóléti alapellátási feladatainak támogatása

Többcélú kistérségi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 1200 forint/fő

Intézményi társulás által fenntartott intézmény

FAJLAGOS ÖSSZEG: 600 forint/fő

A többcélú kistérségi társulás támogatást igényelhet a Gyvt. szerinti következő egyes gyermekjóléti alapellátási feladatok közül legalább egy ellátás biztosítása esetén, melyet a Kiegészítő szabályok 3.6. pontja szerinti feltételeknek megfelelően intézményfenntartóként, vagy a Ttv. 8., 9. és 16. §-a szerinti intézményi társulások útján, vagy a többcélú kistérségi társulás által a Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján lát el:

- a gyermekjóléti szolgáltatás,
- a gyermekek napközbeni ellátása, valamint
- a gyermekek átmeneti gondozása.

E jogcímen a gyermekek napközbeni ellátása után támogatás nem vehető igénybe abban az esetben, ha a feladat ellátásáról a többcélú kistérségi társulás családi gyermekfelügyelet keretében gondoskodik.

A támogatás a feladat ellátásában részt vevő települések 0–17 éves korcsoportba tartozó lakosainak száma alapján illeti meg a többcélú kistérségi társulást. Több ellátás biztosítása esetén a többcélú kistérségi társulást feladatonként illeti meg a támogatás. Egy település vonatkozásában csak egy ellátás-szervezési formában megszervezett feladatellátást lehet figyelembe venni.

A Gyvt. 96–97. §-a alapján kötött szerződés, vagy külön megállapodás útján ellátott feladatra támogatás nem vehető igénybe, de az érintett önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás gyermekjóléti alapellátási feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

A támogatás az e pontban foglalt feltételeknek megfelelő feladatok ellátása és megszervezése során felmerülő működési és felhalmozási kiadásokhoz, szakemberek foglalkoztatásához, utazási kiadásaihoz használható fel.

2.7. A többcélú kistérségi társulások mozgókönyvtári és egyes közművelődési feladatainak támogatása

FAJLAGOS ÖSSZEG: 1 000 000 forint/könyvtári szolgáltató hely

A többcélú kistérségi társulás támogatást igényelhet a mozgókönyvtári és közművelődési feladatainak ellátásához. A támogatás megállapítása során kizárólag a nyilvános könyvtárral nem rendelkező, könyvtári szolgáltató hely kialakítását biztosító – a Kiegészítő szabályok 4. pontja szerinti feltételeknek megfelelő – települési önkormányzatok számát lehet figyelembe venni.

A könyvtári szolgáltató helynek

a) 1500 fő vagy az alatti lakosságszámú települések esetén hetente legalább két napon, hetente összesen minimum hat órás,

b) 1500 fő feletti települések esetén hetente legalább négy napon, hetente összesen minimum tizenkét órás nyitva tartást kell biztosítania.

A támogatás a mozgókönyvtári feladat szervezése és ellátása, valamint közösségi programok szervezése során felmerülő működési és felhalmozási kiadásokhoz használható fel. A támogatás – a többcélú kistérségi társulás döntése alapján – felhasználható könyvtárbusz működtetésére is, amennyiben a nyilvános könyvtárral vagy szolgáltató hellyel rendelkező önkormányzat olyan településrészen biztosítja a feladatellátást, ahonnan a könyvtár (vagy a szolgáltató hely) távol van, vagy nehezen közelíthető meg.

A támogatás felhasználható olyan átalakításhoz vagy bővítéshez is, amely lehetővé teszi, hogy a könyvtári szolgáltató hely egyben közösségi színtérként is működhessen. Amennyiben a könyvtári szolgáltató hely közösségi színtérként is működik, a nyitvatartási időre vonatkozó kötelezettség közművelődési programok szervezésével és tartásával is teljesíthető. A támogatás kizárólag a szakmai célokkal összefüggő kiadásokra fordítható.

2.8. A többcélú kistérségi társulások belső ellenőrzési feladatainak támogatása

FAJLAGOS ÖSSZEG: 79 000 forint/költségvetési szervek száma alapján számított mutatószám

A támogatást az a többcélú kistérségi társulás igényelheti, amely a helyi önkormányzatokról szóló 1990. évi LXV. törvény, az államháztartásról szóló 1992. évi XXXVIII. törvény, valamint a költségvetési szervek belső ellenőrzéséről szóló 193/2003. (XI. 26.) Korm. rendelet szabályai alapján – a Kiegészítő szabályok 5. pontja szerinti feltételeknek megfelelően – gondoskodik a belső ellenőrzési feladat ellátásáról.

A többcélú kistérségi társulás biztosítja a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, azok polgármesteri hivatalainak, illetve körjegyzőségeinek, önmaga és munkaszervezetének belső ellenőrzését, valamint az önkormányzatok, intézményi társulások és a Társulás felügyelete alá tartozó költségvetési szervek felügyeleti jellegű ellenőrzését.

A többcélú kistérségi társulást a belső ellenőrzési feladat ellátásában részt vevő települési önkormányzatok, a többcélú kistérségi társulás, intézményi társulás és a felügyelete alá tartozó költségvetési szervek száma alapján alaptámogatás illeti meg az alábbiak szerint:

- az alaptámogatás valamennyi települési önkormányzat száma, a többcélú kistérségi társulás és költségvetési szerveinek, a többcélú kistérségi társulás által fenntartott intézmények 2007. január 1-jét követő átszervezése során létrejött tagintézményeinek, továbbá a 3500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, valamint
- a 3500 fő lakosságszám feletti települési önkormányzatok költségvetési szervei közül legfeljebb a 3500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveivel azonos számú költségvetési szerv után igényelhető.

Az alaptámogatás kétszerese vehető igénybe a 3500 fő lakosságszám alatti települési önkormányzatok költségvetési szerveinek száma alapján, amennyiben a többcélú kistérségi társulás saját feladatellátásában gondoskodik a belső ellenőrzési feladatok ellátásáról.

A támogatás felhasználható a belső ellenőrzési feladat szervezése és ellátása során felmerülő működési és felhalmozási kiadásokhoz.

Kiegészítő szabályok:

1. Általános szabályok

1.1. A többcélú kistérségi társulás az e fejezet 2.2–2.6. és 2.8. pontjai szerinti támogatások közül kizárólag azokat igényelheti, amelyekhez tartozó feladatok ellátásában:

a) a kistérséghez tartozó települések több mint fele részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának 60%-át, vagy

b) a kistérséghez tartozó települések több mint 60%-a részt vesz, feltéve, ha ezen települések együttes lakosságszáma meghaladja a kistérség lakosságszámának felét.

1.2. A 2.2–2.6. és 2.8. szerinti feladatok kizárólag attól a teljes hónaptól tekinthetők ellátottnak, amelytől a többcélú kistérségi társulás teljesíti a Kiegészítő szabályok 1.1. pontja szerinti feltételeket. Amennyiben egy feladat esetében 2010. december 31-e előtt részben vagy a kistérség egészében megszűnik a feladatellátás, illetve nem teljesülnek – a feladatellátásra vonatkozó – e fejezet szerinti feltételek, úgy a többcélú kistérségi társulás – részben vagy egészben – nem jogosult az adott feladat vonatkozásában támogatásra. Amennyiben az adott feladat vonatkozásában a többcélú kistérségi társulás támogatásra nem jogosult, és ennek következtében nem tudja teljesíteni az 1.1.1. pontban foglalt feltételeket, úgy nem jogosult az e fejezetben meghatározott támogatások igénybevételére.

1.3. A 2.2. pontban szereplő feladatok támogatásának további feltétele, hogy a többcélú kistérségi társulás Közokt. tv. 85. §-ának (4) bekezdése szerinti – két évnél nem régebben felülvizsgált – önálló intézkedési tervében foglaltakat betartsa. Amennyiben a kistérségben lakóhellyel, ennek hiányában tartózkodási hellyel rendelkező gyermek, tanuló beiskolázása meghiúsul, úgy a Társulás nem jogosult e fejezet szerinti támogatásokra.

1.4. A többcélú kistérségi társulás az e fejezet 2.1., 2.2.2., 2.3–2.8. pontjai szerinti támogatásokat – azok felhasználási szabályainak megfelelően – felhasználhatja az általa vállalt bármely olyan feladathoz, amelynek ellátásához a 2.2–2.8. pontok szerint normatív támogatásban részesült. A többcélú kistérségi társulás a 2.2.1. pont szerinti támogatást kizárólag az általa, valamint az intézményi társulás által fenntartott, Kiegészítő szabályok 2.1. pontja szerinti feltételeket teljesítő azon intézményekre, továbbá a 2.2.1. e) pont szerinti támogatással érintett tagintézményekre fordíthatja, amelyek után támogatásban részesült.

1.5. Az adott kistérség határán átnyúló feladatellátás esetében a támogatást az a többcélú kistérségi társulás igényli, amely:
- a 2.2., 2.3., 2.4. ba), 2.4. bc), 2.4. c) és 2.5. pontok szerinti feladatok esetében az ellátást biztosító intézményt fenntartja, vagy amelynek tagja az intézményi társulás székhely települése,
- a 2.4. a), 2.4. bb) és 2.6. pontok szerinti feladatoknál e szolgáltatásokat a kistérségen kívüli települések lakosai számára biztosítja,
- a 2.8. pont szerinti feladatellátást a kistérségen kívüli települési önkormányzatok költségvetési szervei számára biztosítja.

1.6. Az egyes feladatok ellátásához igénybe vett támogatás elszámolása a normatív állami hozzájárulásokkal azonos eljárás alapján és feladatonként, a költségvetési évben jogszerűen elszámolt kiadások és vállalt kötelezettségek figyelembevételével történik.

1.7. A lakosságszámra és a korcsoportokba tartozókra a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait a 2009. január 1-jei állapot szerint, a települési önkormányzatok közigazgatási státuszát a 2009. augusztus 1-jei állapot szerint kell figyelembe venni.

1.8. Az e fejezet 2.3–2.8. pontjai szerinti támogatások esetében a többcélú kistérségi társulás egy tizedesre kerekített mutatószámok alapján részesül támogatásban.

2. A közoktatási intézményi és szakszolgálati feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

2.1. Amennyiben a többcélú kistérségi társulás, illetve – a Ttv. 8., 9. és 16. §-ai szerinti – intézményi társulás e pont szerinti feltételeket teljesítő intézményt tart fenn, igényelheti a 2.2.1. pont szerinti támogatásokat. Azon önkormányzatokat, melyek önállóan tartják fenn intézményeiket, kizárólag abban az esetben lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni, ha az intézmények teljesítik a Kiegészítő szabályok 2.1.1. a), illetve c) pontjai és a Kiegészítő szabályok 2.1.2. a), illetve c) pontjai szerinti feltételeket.

2.1.1. Az óvodákban

a) az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2010/2011. nevelési évben indított valamennyi óvodai csoportban együttesen a 75%-át;

b) amennyiben az óvoda fenntartásáról legalább 5 települési önkormányzat intézményi társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2010/2011. nevelési évben valamennyi óvodai csoportban együttesen a 65%-át;

c) amennyiben az óvodát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az óvodai csoportok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak
   - a 2010/2011. nevelési évben valamennyi óvodai csoportban együttesen a 100%-át.

2.1.2. Az iskolákban

a) az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámának
   - a 2010/2011. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 75%-át;

b) amennyiben az iskola fenntartásáról legalább 5 települési önkormányzat társulásban gondoskodik, és a települések átlagos lakosságszáma nem éri el az 500 főt, valamint az oktatás egy ellátási helyen történik, az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak
   - a 2010/2011. tanévben indított 1–4. és 5–8. évfolyamokon együttesen a 65%-át;

c) amennyiben az iskolát 10 000-nél nagyobb lakosságszámú települési önkormányzat, vagy olyan intézményi társulás tartja fenn, melynek tagja 10 000-nél nagyobb lakosságszámú önkormányzat, úgy az osztályok átlaglétszámának el kell érnie legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak
   - a 2010/2011. tanévben az 5–8. évfolyamokon együttesen a 100%-át, az 1–4. évfolyamokon együttesen a 75%-át;

d) amennyiben az iskola a többcélú kistérségi társulás által fenntartott egységes iskolaként működik, úgy a 2010/2011. tanévben a 9–13. évfolyamokon az osztályokra vonatkozó – a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszám 100%-a – átlaglétszámok egyes osztályokba járó tanulók számával súlyozott átlagát szükséges kiszámítani. Az intézményben tanulók átlaglétszámának el kell érnie az így kiszámított átlagot.

2.1.3. Az átlaglétszám számításánál figyelmen kívül hagyhatóak azon intézmények, amelyekben a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok vannak, és amely intézmények alapító okirata tartalmazza a nemzeti-etnikai kisebbségi feladatok ellátását. A többcélú kistérségi társulás abban az esetben igényelhet támogatást ezen intézmények után, amennyiben az alábbi feltételek teljesülnek:

- az intézményt a többcélú kistérségi társulás, illetve intézményi társulás tartja fenn,
- az átlaglétszám-számításnál a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett önálló csoportok, osztályok létszámát és az önálló csoportok, tanulócsoportok számát figyelmen kívül hagyva az átlaglétszámok megfelelnek a fenti – átlaglétszám számítására vonatkozó – szabályoknak,
- a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok átlaglétszámának – évfolyamoktól függetlenül – el kell érnie a 2010/2011. nevelési évben és tanévben a nemzeti és etnikai kisebbségek jogairól szóló 1993. évi LXXVII. törvény 43. §-ának (4) bekezdése szerinti létszám 65%-át,
- amennyiben egy osztályban nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoport van, amely eléri az előző bekezdés szerinti létszámot, úgy a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportot is beleértve kell elérnie az osztály átlaglétszámának a Közokt. tv. 3. számú mellékletében meghatározott csoport, illetve osztály átlaglétszám 65%-át.
- a nemzeti, etnikai kisebbségek nevelésére, oktatására szervezett csoportok, osztályok a nem nemzetiségi csoportokkal, osztályokkal is egybeszámíthatók az átlaglétszám-feltételek teljesülésének érdekében.

2.1.4. Nem vehető igénybe a közoktatási feladatra támogatás a Kiegészítő szabályok 2.1.1.–2.1.3. pontjai szerinti feltételeket teljesítő,

- 2009. január 1-jét követően intézményi társulás vagy többcélú kistérségi társulás fenntartásába kerülő, továbbá
- 2009. január 1-jét követően a Közokt. tv. 121. § (1) bekezdése szerinti intézményátszervezésben érintett

közoktatási intézményekbe járó gyermekek, tanulók után, ha

a) a fenntartó intézményi társulás székhely települése nem egyezik meg a közoktatási intézmény székhelye szerinti településsel, vagy

b) az általános iskolai feladatot is ellátó – intézményi társulás vagy többcélú kistérségi társulás által fenntartott – közoktatási intézmény a székhelye szerinti településen nyolc évfolyamnál kevesebb évfolyammal működik, vagy

c) a fenntartó intézményi társulás ugyanazon közoktatási feladat ellátására (óvodai nevelés, általános iskolai nevelés-oktatás, középfokú oktatás) több önálló OM azonosítóval rendelkező intézményt tart fenn.

A fenti esetekben az intézményi társulásban tag önkormányzatokat – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni.

2.2. A Kiegészítő szabályok 2.1. pont szerinti feltételeket nem teljesítő óvodákat és általános iskolákat fenntartó intézményi társulásban tag önkormányzatokat az ebben a pontban meghatározott esetekben – az 1.2. pontban meghatározott feltételek teljesítéséhez – a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe lehet venni. Ezen intézményekbe járó gyermekek, tanulók után azonban a közoktatási feladatra támogatás nem igényelhető.

2.2.1. Ha az óvoda fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az óvodai csoportok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport átlaglétszámnak:

- a 2010/2011. nevelési évben indított valamennyi óvodai csoportban a 75%-ánál.

2.2.2. Ha az általános iskola fenntartásáról intézményi társulás vagy a többcélú kistérségi társulás gondoskodik, úgy az általános iskolákban az osztályok átlaglétszáma két fővel lehet kevesebb a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak:

- a 2010/2011. tanévben indított 1–4. és 5–8. évfolyamon együttesen a 75%-ánál.

2.2.3. Ha az óvoda, iskola fenntartásáról legalább 3 települési önkormányzat társulásban gondoskodik:

- a 2010/2011. nevelési évben az óvodai csoportok és az általános iskola 1–4. évfolyam esetén a csoportok, illetve az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti csoport/osztály átlaglétszámnak az 50%-át,
- amennyiben az 5–8. évfolyamon az oktatás egy ellátási helyen történik, úgy 2010/2011. tanévben az 5–8. évfolyam esetén az osztályok átlaglétszáma együttesen eléri legalább a Közokt. tv. 3. számú melléklete I. Létszámhatárok cím alatti osztály átlaglétszámnak az 50%-át.

2.3. A gyermekek, tanulók számának meghatározása az átlaglétszám-számítás és a támogatás szempontjából:

2.3.1. Az átlaglétszám számításánál az önálló OM azonosítóval rendelkező intézmény tekintendő egy intézménynek. Az átlaglétszám számítás és támogatás szempontjából az azonosító számmal rendelkező tanulók, valamint az óvodai nevelésben és korai fejlesztésben, gondozásban részesülő gyermekek vehetők figyelembe.

2.3.2. A gyermekek, tanulók létszámának számításánál a Közokt. tv. 1. számú melléklet Második rész 1. a), b), d) és f) pontjaiban és a 3. számú melléklete II. rész 3. pontjában foglalt előírásokat is figyelembe kell venni.

2.3.3. Az átlaglétszámot összevont óvodai csoportok esetén az összevont és a nem összevont óvodai csoportokra vonatkozóan együttesen, az általános iskola 1–4. évfolyamán az összevont és a nem összevont osztályokra vonatkozóan együttesen kell teljesíteni. Az összevont csoportokat, illetve 1–4. évfolyamon az összevont osztályokat egy csoportként, illetve osztályként kell figyelembe venni.

2.3.4. Az 5–8. évfolyamon az osztályösszevonás az átlaglétszám-számítás és a támogatás szempontjából nem ismerhető el. Ezen intézményeket fenntartó önkormányzatokat nem lehet a többcélú kistérségi társulás közoktatási intézményi feladat ellátásában részt vevő tagjaként figyelembe venni.

2.3.5. A gyógypedagógiai nevelés, oktatás céljából létrehozott csoportokat, osztályokat az átlaglétszám-számítás és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.6. A Magyar Köztársaság Kormánya és az Észak-atlanti Szerződés Szervezete közötti, a NATO Légiszállítást Kezelő Szervezetnek a Magyar Köztársaság területén való településéről és működéséről szóló Megállapodás kihirdetéséről szóló 2008. évi XXXIV. törvény szerinti szerződés alapján Magyarországra érkező delegáció gyermekei és tanulói részére szervezett csoportokat, osztályokat az átlaglétszám és a támogatás szempontjából figyelmen kívül kell hagyni.

2.3.7. Azon települési önkormányzat, amelynek a területén – önkormányzati fenntartásban – nem működik közoktatási intézmény vagy intézményegység, az átlaglétszám-számítás és a támogatás szempontjából az egyes óvodai, iskolai évfolyamok tekintetében legfeljebb egy intézményfenntartó társulás tagjaként vehető figyelembe.

2.3.8. Azon települési önkormányzatot, amely önállóan is tart fenn óvodát, illetve általános iskolát, kizárólag abban az esetben lehet közoktatási intézményi társulás tagjaként átlaglétszám-számítás és a támogatás szempontjából figyelembe venni, ha más, területén működő óvodát, illetve általános iskolát intézményi társulás székhelyeként tart fenn.

2.3.9. Az óvodai nevelésben részesülő azon gyermekek után is igénybe vehető támogatás, akik 2010. december 31-éig a harmadik életévüket betöltik és a 2010/2011. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik. Azon gyermekek után, akik negyedik és ötödik életévüket betöltötték és a 2010/2011. nevelési évben legkésőbb december 31-éig az óvodai nevelést igénybe veszik, szintén igényelhető a hozzájárulás.

2.3.10. Az első nevelési évet kezdő óvodások között két gyermekként kell figyelembe venni azokat a bölcsődés korú, második életévüket betöltő gyermekeket is, akiknek nevelését a Közokt. tv. 33. §-ának (14) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között biztosítják.

2.4. A közoktatási intézményi feladat az egyes települések tekintetében akkor tekinthető ellátottnak, ha a településen található valamennyi – önkormányzat, intézményi társulás vagy többcélú kistérségi társulás fenntartásában levő – közoktatási intézmény 2010. évben teljesíti a 2009. évi Kvtv. 8. számú mellékletének IV. fejezetében foglalt és e törvény 8. számú melléklet III. fejezete Kiegészítő szabályainak 2.1. vagy 2.2. pontja szerinti átlaglétszám-feltételeket.

2.5. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások kizárólag az olyan intézményben ellátottak, oktatottak után vehetők igénybe, amelynek alapító okiratában az igényjogosultságot megalapozó tevékenység szerepel, továbbá OM azonosítóval rendelkezik, a közoktatási információs rendszer adatbázisába bejelentkezett és nyilvántartásba vették. Az intézményi társulások esetében további feltétel az érintett nevelési-oktatási intézmény írásos megállapodásban rögzített közös alapítása és/vagy megállapodás alapján közös üzemeltetése, az intézmény költségvetésének közös meghatározása.

2.6. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások igénybevétele és az elszámolás a nevelési-oktatási feladatoknak megfelelő közoktatási statisztikai adatokra és az azt megalapozó előírt tanügyi okmányokra vagy a hozzájárulást megalapozó okmányokra épül.

2.7. A közoktatási intézményi feladat ellátásához kapcsolódó támogatások a tanulói jogviszony szünetelése esetén nem igényelhetők.

2.8. A közoktatási intézményi feladat esetében a feladat ellátásához kapcsolódó támogatások megállapítása – az autóbusszal utaztatott gyermekek, tanulók számának és az ehhez kapcsolódó támogatás meghatározásának kivételével – a tervezésnél a többcélú kistérségi társulás által közölt tényleges – a tárgyévet megelőző év október 1-jei közoktatási statisztikai adatok –, illetve a költségvetési évben induló tanévre becsült, tanévi nyitó létszámok figyelembevételével történik. Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett ellátottak, oktatottak 2009/2010. tanévi nyitó létszámát és a 2010/2011. tanévi nyitó létszámát kell figyelembe venni.

Az autóbusszal utaztatott gyermekek, tanulók után a szolgáltatás megkezdésének hónapjától támogatás vehető igénybe:

- a 2009/2010. tanév tekintetében időarányosan, legfeljebb 8 hónapra,
- a 2010/2011. tanév tekintetében időarányosan, legfeljebb 4 hónapra.

Az elszámolásnál az intézményi társulás, illetve többcélú kistérségi társulás szintjén figyelembe vett, a 2009/2010. tanévben és a 2010/2011. tanévben utaztatott gyermekek, tanulók számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

2.9. A közoktatási szakszolgálati feladatok közül a logopédiai ellátás, gyógytestnevelés, gyógypedagógiai tanácsadás, korai fejlesztés és gondozás, és fejlesztő felkészítés esetében az ellátottak után igényelt támogatás elszámolása a következők szerint történik: az ellátottak

- 2010. január 1-je és 2010. augusztus 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2010. év ellátási heteinek számával,
- 2010. szeptember 1-je és 2010. december 31-e közötti száma: az ezen időszakban a felösszesített heti ellátotti létszám osztva a 2010. év ellátási heteinek számával.

Ellátási hétnek

- 2010. január 1-jétől 2010. június 30-áig tartó időszakra vonatkozó tanítási heteket, továbbá
- 2010. szeptember 1-jétől 2010. december 31-éig tartó időszakra vonatkozó tanítási heteket

tekintjük.

Az ellátotti létszámban egy héten egy gyermek, tanuló csak egyszer vehető figyelembe.

3. A szociális és gyermekjóléti feladatok ellátásához kapcsolódó támogatásokkal összefüggő szabályok

3.1. A többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátását biztosíthatja:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan – a Ttv. 8., 9. és 16. §-a szerinti – intézményi társulások útján, melyek:
  = lakosságszáma az étkeztetés, családsegítés, házi segítségnyújtás, időskorúak nappali intézményi ellátása, pszichiátriai és szenvedélybetegek nappali intézményi ellátása, fogyatékos és demens személyek nappali intézményi ellátása, és hajléktalanok nappali intézményi ellátása alapszolgáltatási feladatok esetében legalább 3000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el a 3000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,

= feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,

- a Szoctv. 120–122. §-a alapján kötött szerződés útján, kivéve a 2.4. ba) pont szerinti szociális étkeztetést, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján, kivéve a 2.4. ba) pont szerinti szociális étkeztetést.

3.2. Amennyiben a többcélú kistérségi társulás a 2.4. pontban foglalt szociális alapszolgáltatási feladatok ellátásáról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 3000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a szociális alapszolgáltatás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott szociális alapszolgáltatás(ok) ellátásához kapcsolódó működési engedéllyel.

3.3. A szociális étkeztetés esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 251-gyel; elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója, nyilvántartása alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott egy ellátási napon csak egyszer vehető figyelembe.

3.4. A házi segítségnyújtás esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma osztva 251-gyel; elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak számának alapulvételével számított éves ellátotti létszám osztva 251-gyel. Egy ellátott egy ellátási napon csak egyszer vehető figyelembe.

3.5. Az időskorúak nappali intézményi ellátása, a pszichiátriai és szenvedélybetegek nappali intézményi ellátása, a fogyatékos és demens személyek nappali intézményi ellátása, és a hajléktalanok nappali intézményi ellátása esetén az ellátottak számának meghatározása: tervezéskor az ellátottak becsült éves száma osztva 251-gyel; elszámolásnál az időskorúak, a hajléktalanok, a demens, valamint a fogyatékos személyek estében a naponta ellátottak, a pszichiátriai és a szenvedélybetegek esetében a Szoctv. 94/B. §-a, illetve a 94/D. §-a szerinti, az intézménnyel megállapodást kötött ellátottak – gondozási napló (esemény-, illetve látogatási napló) alapján naponta összesített – számának (a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap) alapulvételével számított éves ellátotti létszám osztva 251-gyel. A hozzájárulás az éves átlaglétszámra a működési engedélyben szereplő létszám erejéig vehető figyelembe. A hajléktalanok számára nappali ellátást nyújtó intézményben (nappali melegedő) az elszámolás alapja a külön jogszabályban meghatározott látogatási napló alapján számított létszám, amely naponként nem lehet több a működési engedélyben szereplő férőhelyszám háromszorosánál.

3.6. A többcélú kistérségi társulás a 2.6. pontban foglalt gyermekjóléti alapellátási feladatok ellátásáról gondoskodhat:

- intézményfenntartóként,
- szervező tevékenységével létrehozott olyan Ttv. 8., 9. és 16. §-a szerint létrehozott intézményi társulások útján, melyek:

= lakosságszáma legalább 5000 fő. Amennyiben ez azért nem teljesíthető, mert a többcélú kistérségi társulásban a feladatot vállaló önkormányzatok együttes lakosságszáma nem éri el az 5000 főt, úgy közvetlenül a többcélú kistérségi társulásnak kell a feladatellátást biztosítania,

= feladatellátásában részt vevő önkormányzatok önállóan e feladat ellátását nem biztosíthatják, nem rendelkezhetnek az adott feladat ellátásához kapcsolódó működési engedéllyel,

- a Gyvt. 96–97. §-a alapján kötött szerződés útján, továbbá
- írásban kötött külön megállapodás keretében, a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján.

3.7. Amennyiben a többcélú kistérségi társulás a 2.6. pontban foglalt feladatokról – külön megállapodás keretében – a többcélú kistérségi társulás székhely településének önkormányzata vagy a társulás más tagjának intézménye útján gondoskodik, úgy a többcélú kistérségi társulás társulási megállapodásában ezt rögzíteni szükséges. Az adott feladat ellátására a többcélú kistérségi társulással külön megállapodást kötő önkormányzat vagy intézményének működési engedélye legalább további két települési önkormányzat közigazgatási területére kell kiterjednie, és így a települések lakosságszámának együttesen legalább 5000 főnek kell lennie. További feltétel, hogy azon önkormányzatok és intézményeik, melyek területén a többcélú kistérségi társulás a gyermekjóléti alapellátás(ok) biztosításáról – külön megállapodás keretében – gondoskodik, nem rendelkezhetnek az adott gyermekjóléti alapellátás(ok) ellátásához kapcsolódó működési engedéllyel.

3.8. Amennyiben a többcélú kistérségi társulás a 2.5. pont szerinti gyermekek átmeneti gondozási feladatról a feltételeknek megfelelően gondoskodik és a feladat ellátásához e fejezet szerint normatív támogatásban részesül, úgy a 2.6. pont szerinti gyermekek átmeneti gondozása alapellátási feladatra támogatás nem igényelhető.

3.9. A 2.3. és 2.5. pont szerinti feladatoknál az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak becsült éves gondozási napjainak száma osztva 365-tel; elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

3.10. Gondozási nap: egy ellátott egy napi intézményi ellátása (tartós és átmeneti szociális intézményben, bölcsődében, családi napköziben, gyermekek átmeneti gondozását biztosító és gyermekvédelmi szakellátást nyújtó intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony – a kórházi és a gyermekvédelmi szakellátást kivéve – egy évi folyamatos távollét esetén megszűnik.

3.11. A 2.3.–2.6. pontokban szereplő feladatok után abban az esetben igényelhető a 2.3.–2.6. pontok szerinti támogatás a teljes költségvetési évre, ha az e pontokban foglalt feltételeket teljesítő szolgáltató:

- a 2.4. és 2.6. pontokban szereplő feladatok esetében legkésőbb 2010. január 31-éig,
- a 2.3. és 2.5. pontokban szereplő feladatok esetében az ott megjelölt feltételek szerint

rendelkezik az adott szociális szolgáltatásra, illetve gyermekjóléti, gyermekvédelmi szolgáltató tevékenységre külön jogszabály szerinti érvényes és hatályos működési engedéllyel.

Amennyiben a feladatellátás év közben kezdődik meg, illetve a fenntartó a feladat ellátásához szükséges működési engedélyt év közben szerzi meg, vagy az ellátási terület bővül, úgy az ellátott feladatok, illetve a feladatellátáshoz csatlakozó települések után időarányos támogatás igényelhető. Ebben az esetben a támogatási jogosultság kezdete a működési engedély hatálybalépését követő hónap első napja.

Amennyiben év közben a házi segítségnyújtás ellátási szerződés keretében történő ellátása megszűnik, és a feladatot átvevő intézményi társulási, vagy saját fenntartású intézmény után a többcélú kistérségi társulásnak e miatt pótigénye keletkezik, arra a működési engedély hatálybalépését követő hónap utolsó munkanapjáig – de legkésőbb július 31-éig – pótlólagos igénylést nyújthat be.

A 2.3. és a 2.5. pont szerinti feladatok esetében a támogatás igénybevételének további feltétele, hogy a feladatot ellátó intézmény(ek) működési engedélye(i) legalább a Kiegészítő szabályok 1.1. pontja szerinti településekre kiterjedjen(ek).

3.12. Amennyiben a többcélú kistérségi társulás a 2.3.–2.6. pontokban foglalt feladatok ellátását a Ttv. 8. §-a, 9. §-a és 16. §-a szerinti intézményi társulás útján biztosítja, úgy a jogosultságot az államigazgatási hivatal vezetőjének nyilatkozatával kell igazolni, amelynek tartalmaznia kell, hogy a megállapodás törvényes, és a működési engedély egy példányával a társulásban részt vevő valamennyi önkormányzatnak rendelkeznie kell.

3.13. A házi segítségnyújtáshoz kapcsolódó támogatás nem igényelhető azonos időszakban, ugyanazon ellátott után az időskorúak nappali intézményi ellátásához, pszichiátriai és szenvedélybetegek nappali intézményi ellátásához, fogyatékos és demens személyek nappali intézményi ellátásához, és hajléktalanok nappali intézményi ellátásához kapcsolódó támogatással.

3.14. A szociális étkeztetéshez kapcsolódó támogatás nem igényelhető azonos időszakban, ugyanazon ellátott után a pszichiátriai és szenvedélybetegek nappali intézményi ellátásához, fogyatékos és demens személyek nappali intézményi ellátásához, és hajléktalanok nappali intézményi ellátásához kapcsolódó támogatással.

4. A mozgókönyvtári és közművelődési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

A többcélú kistérségi társulás abban az esetben igényelheti a támogatást, ha legalább négy, nyilvános könyvtárral nem rendelkező – könyvtári szolgáltató hely kialakítását biztosító – települési önkormányzat számára az alábbiak szerint biztosítja a mozgókönyvtári szolgáltatásokat:

- A nyilvános könyvtárral nem rendelkező települési önkormányzatok nyilvános városi vagy a megyei könyvtártól (a továbbiakban: szolgáltató) megrendelik a könyvtári szolgáltatásokat. A többcélú kistérségi társulás szerződést köt a szolgáltatóval.
- A nyilvános könyvtárral nem rendelkező önkormányzatok (vagy a többcélú kistérségi társulás) könyvtári szolgáltató hely kialakításáról gondoskodnak, amelyekben a szolgáltató által kiszállított könyvtári állomány

elhelyezhető, a könyvtári eszközök biztonságos tárolása megoldható, és ahol a megrendelt könyvtári szolgáltatások fogadhatók.

- A többcélú kistérségi társulás gondoskodik a megrendelt könyvtári szolgáltatásokhoz szükséges egyéb feltételek biztosításáról, különösen a nyilvános könyvtár és a könyvtári szolgáltató hely közötti információcseréről, a megrendelések fogadásáról, a dokumentumáramlást biztosító szállítóeszköz működtetéséről.
- A többcélú kistérségi társulás a támogatásból hozzájárulhat a szolgáltató könyvtár által kialakított kistérségi információs portál működtetéséhez is – kapcsolódva a Rokka (kulturális fonál) és a Portál programhoz.

5. A belső ellenőrzési feladatok ellátásához kapcsolódó támogatással összefüggő szabályok

5.1. A többcélú kistérségi társulás a belső ellenőrzési feladat ellátásáról

- saját feladatellátás esetén intézményfenntartással, vagy munkaszervezeti feladatellátás keretében (önálló munkaszervezetében, vagy a munkaszervezet feladatával megbízott önkormányzati hivatal szervezeti egységében), illetve külső erőforrás bevonásával,
- intézményi társulás(ok) útján

gondoskodik.

5.2. Amennyiben a többcélú kistérségi társulás a belső ellenőrzés biztosításáról intézményi társulások útján gondoskodik, úgy az egyes intézményi társulásban legalább hét települési önkormányzatnak részt kell vennie. A többcélú kistérségi társulás az intézményi társulások szakmai munkáját az ellenőrzési programok készítésére, az ellenőrzés lebonyolítására, realizálására vonatkozó belső ellenőrzési módszertan összehangolásával segíti.

5.3 A támogatásnál elismerhető költségvetési szervek száma meghatározásánál figyelembe veendő időpontok:

- Az 1.2. pontban meghatározott feltételek 2010. január 31-éig történő teljesítése esetén 2010. január 31-e.
- A 2010. január 31-ét követően megkezdett feladatellátás esetén, az azt megelőző hónap utolsó napja.

IV. A HELYI ÖNKORMÁNYZATI HIVATÁSOS TŰZOLTÓSÁGOK TÁMOGATÁSA

ELŐIRÁNYZAT: 35 069,1 millió forint

A támogatás a hivatásos önkormányzati tűzoltóságok fenntartásához és működtetéséhez, a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez a következő normatívák alapján vehető igénybe.

1. A hivatásos önkormányzati tűzoltóság állományának személyi juttatásaihoz:

a) A készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 3 620 169 forint/fő

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a hivatásos önkormányzati tűzoltóságok központilag finanszírozott létszámáról, valamint a hivatásos önkormányzati és az önkéntes tűzoltóságok szervezési kategóriába sorolásáról és a készenlétben tartandó legkisebb gépjármű és technikai eszköz állományáról szóló 11/2008. (XI. 26.) ÖM rendelet (a továbbiakban: 11/2008. (XI. 26.) ÖM rendelet) 2. mellékletének létszám összesen rovat adata szerint. A normatíva a fegyveres szervek hivatásos állományú tagjainak szolgálati viszonyáról szóló 1996. évi XLIII. törvény (a továbbiakban: Hszt.) illetményrendszerének megfelelő – a 2009. évben hatályos illetményalappal számított – illetményt tartalmazza.

b) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóság személyi juttatásaihoz

FAJLAGOS ÖSSZEG: 4 808 990 forint/fő

A támogatást a készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 11/2008. (XI. 26.) ÖM rendelet 2. mellékletének létszám összesen rovat adata szerint. A normatíva a Hszt. illetményrendszerének megfelelő – a 2009. évben hatályos illetményalappal számított – illetményt tartalmazza.

c) Illetménykiegészítéshez

FAJLAGOS ÖSSZEG: 86 323 forint/fő

A támogatást a Fővárosi Önkormányzat veheti igénybe az 1. a) pontban meghatározotton túl a Hszt. 103. §-a (2) bekezdésének c) és (3) bekezdésének b) pontja, valamint a Hszt. végrehajtásáról szóló 140/1996. (VIII. 31.) Korm. rendelet és a belügyminiszter irányítása alatt álló fegyveres szervek hivatásos állományú tagjai illetményének és egyéb juttatásainak megállapításáról, valamint a folyósítás szabályairól szóló 20/1997. (III. 19.) BM rendelet alapján – a fővárosi tűzoltó-parancsnokság megyei illetékességű középirányító tevékenységet ellátó hivatásos állományú tagjai illetménykiegészítéséhez – a 11/2008. (XI. 26.) ÖM rendelet 2. mellékletének létszám összesen rovat adatában – Budapest részére – meghatározott létszám szerint.

2. A hivatásos önkormányzati tűzoltóság dologi kiadásainak támogatása az alábbi normatívákkal vehető igénybe:

a) A tűzoltólaktanyák üzemeltetéséhez, fenntartásához és intézményi kiadásaihoz

FAJLAGOS ÖSSZEG: 4897 forint/m2

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a telekkönyvi nyilvántartásban, illetve a használatbavételi engedélyben szereplő, fűtéssel és világítással együttesen ellátott tűzoltólaktanya és kiegészítő létesítmény nettó alapterülete, továbbá a tűzoltóság feladataihoz bérelt – fűtéssel és világítással együttesen ellátott – nettó alapterület szerint. Nem igényelhető támogatás a bérleti díj ellenében tartósan bérbe adott laktanya terület után.

b) A tűzoltó járművek üzemeltetéséhez, karbantartásához

FAJLAGOS ÖSSZEG: 138 forint/km

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe, a 11/2008. (XI. 26.) ÖM rendelet 3. mellékletében meghatározott és üzemeltetett tűzoltó járművek és technikai eszközök 2005–2007. évek futott és pótlékolt kilométereinek három éves átlaga összegével tervezett futásteljesítmény alapján. A számításnál nem vehető figyelembe a tűzoltásvezetői gépjármű és a tűzoltó motorcsónak által futott kilométerek száma, továbbá a térítéses munkák kilométerei. Azon hivatásos önkormányzati tűzoltóságoknál, ahol a működési terület 2008., illetve 2009. években csökkent, a futásteljesítményt csökkenteni kell a működési terület százalékos csökkenésével megegyezően, de legfeljebb 10%-kal.

c) Az egyedi tűzoltó járművek és különleges szerek kötelező évi rendszeres felülvizsgálatához és műszaki vizsgájához

FAJLAGOS ÖSSZEG: 500 000 forint/db

A támogatást a készenléti szolgálattal rendelkező hivatásos önkormányzati tűzoltóságot fenntartó helyi önkormányzat veheti igénybe a 11/2008. (XI. 26.) ÖM rendelet 3. mellékletében meghatározott működő, különleges szerek és egyedi eszközök száma alapján (habbal oltó gépjármű, porral oltó gépjármű, magasból mentő, műszaki mentőszer, gyorsbeavatkozó, daru, konténer szállító gépjármű, műszaki konténer, vegyi konténer, speciális konténer, oltóanyag konténer, speciális konténerszállító gépjármű, por-hab kombinált oltójármű, speciális erdőtüzes gépjármű, tűzoltóhajó, generátor szer, ugrópárna, búvárszer, tömlőszállító, légző-bázis, kamera, tűzoltó-csoport jármű, tűzoltásvezetői gépjármű, tűzoltó motorcsónak).

d) Központi riasztási rendszer üzemeltetéséhez

FAJLAGOS ÖSSZEG: 57 800 000 forint

A támogatást a Fővárosi Tűzoltó-parancsnokságot fenntartó Fővárosi Önkormányzat veheti igénybe, a fővárosi kerületi tűzoltó-parancsnokságok riasztásra létesített központi riasztási rendszer üzemeltetéséhez.

e) A készenléti szolgálattal nem rendelkező hivatásos önkormányzati tűzoltó-parancsnokság intézményi, létesítmény-üzemeltetési kiadásaihoz

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A hivatásos önkormányzati tűzoltóság fenntartásához és működtetéséhez a fenti normatívákkal juttatott állami támogatás összege együttesen szolgál a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvényben előírt követelmények teljesítéséhez.

Az állami támogatás elszámolása a 11/2008. (XI. 26.) ÖM rendelet szerint a költségvetési évben vállalt kötelezettségek, valamint jogszerűen elszámolt költségek figyelembevételével történik. Az elszámolásnál nem vehetők figyelembe a vállalkozási vagy kiegészítő tevékenység keretében, térítési díj ellenében végzett munkák, illetve kiadott területek bevételei és kiadásai. Az év végi – kötelezettségvállalással nem terhelt – maradványt a központi költségvetésbe vissza kell fizetni. A támogatás következő évre áthúzódó kötelezettségvállalással terhelt maradványa 2011. június 30-áig használható fel.

9. számú melléklet a 2009. évi CXXX. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:

IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Normatív hozzájárulások (4. cím)
Normatív, kötött felhasználású támogatások (8. cím)

X. MINISZTERELNÖKSÉG fejezetben
Kedvezménytörvény alapján járó oktatási-nevelési támogatás, valamint a szórványoktatás és a csángó magyarok támogatása (9. cím, 4. alcím, 2. jogcím-csoport)
Különféle kifizetések (20. cím, 2. alcím, 1. jogcím-csoport)

XI. ÖNKORMÁNYZATI MINISZTÉRIUM fejezetben
Lakástámogatások (14. cím)

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben Állat- és növénykártalanítás (10. cím, 6. alcím)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben
A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 1. alcím, 3. jogcím-csoport)
Jogi segítségnyújtás (20. cím, 1. alcím, 4. jogcím-csoport)
Bűncselekmények áldozatainak kárenyhítése (20. cím, 1. alcím, 5. jogcím-csoport)

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM fejezetben
Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés kifizetése (10. cím, 2. alcím, 38. jogcím-csoport)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben Központi Nukleáris Pénzügyi Alap támogatása (15. cím, 1. alcím)

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM fejezetben
Átadásra nem került ingatlanok utáni járadék (11. cím, 39. alcím, 6. jogcím-csoport)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben
Kárrendezési célelőirányzat (12. cím, 2. alcím, 5. jogcím-csoport)
Egyéb vállalati támogatások (15. cím, 2. alcím)
Normatív támogatások (15. cím, 3. alcím)
Fogyasztói árkiegészítés (16. cím)
Felszámolásokkal kapcsolatos kiadások (17. cím, 1. alcím, 4. jogcím-csoport)
Szanálással kapcsolatos kiadások (17. cím, 1. alcím, 5. jogcím-csoport)
Magán- és egyéb jogi személyek kártérítése (17. cím, 1. alcím, 6. jogcím-csoport)
Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség (17. cím, 1. alcím, 9. jogcím-csoport)
Egyéb vegyes kiadások (17. cím, 1. alcím, 11. jogcím-csoport)
1% SZJA közcélú felhasználása (17. cím, 1. alcím, 12. jogcím-csoport)
Mehib és Eximbank behajtási jutaléka (17. cím, 1. alcím, 19. jogcím-csoport)
Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (17. cím, 1. alcím, 21. jogcím-csoport)
Állam által vállalt kezesség és viszontgarancia érvényesítése (18. cím)
Pénzbeli kárpótlás (24. cím, 2. alcím, 1. jogcím-csoport)
Az 1947-es Párizsi Békeszerződésből eredő kárpótlás (24. cím, 2. alcím, 2. jogcím-csoport)
Korkedvezmény-biztosítási járulék címen átadott pénzeszköz (26. cím, 1. alcím, 7. jogcím-csoport)
Nemzetközi elszámolások kiadásai (28. cím)
Hozzájárulás az EU költségvetéséhez (29. cím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Otthonteremtési támogatás (16. cím, 46. alcím, 1. jogcím-csoport)
Gyermektartásdíjak megelőlegezése (16. cím, 46. alcím, 3. jogcím-csoport)
Mozgáskorlátozottak közlekedési támogatása (16. cím, 46. alcím, 5. jogcím-csoport)
GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (16. cím, 46. alcím, 7. jogcím-csoport)
Szociális célú humánszolgáltatások normatív állami támogatása (16. cím, 48. alcím, 1. jogcím-csoport)
Egyházi szociális intézményi normatíva kiegészítése (16. cím, 48. alcím, 3. jogcím-csoport)
Hozzájárulás a hadigondozásról szóló törvényt végrehajtó közalapítványhoz (16. cím, 54. alcím, 7. jogcím-csoport)

Családi pótlék (20. cím, 1. alcím)
Anyasági támogatás (20. cím, 2. alcím)
Gyermekgondozási segély (20. cím, 3. alcím)
Gyermeknevelési támogatás (20. cím, 5. alcím)
Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése (20. cím, 6. alcím)
Pénzbeli gyermekvédelmi támogatások (20. cím, 7. alcím)
Életkezdési támogatás (20. cím, 8. alcím)
Rokkantsági járadék (21. cím, 2. alcím, 1. jogcím-csoport)
Megváltozott munkaképességűek járadéka (21. cím, 2. alcím, 2. jogcím-csoport)
Egészségkárosodási járadék (21. cím, 2. alcím, 3. jogcím-csoport)
Bányászok korengedményes nyugdíja, szénjárandóság kiegészítése és kereset-kiegészítése (21. cím, 2. alcím, 4. jogcím-csoport)
Mezőgazdasági járadék (21. cím, 2. alcím, 5. jogcím-csoport)
Fogyatékossági támogatás és a vakok személyi járadéka (21. cím, 2. alcím, 6. jogcím-csoport)
Politikai rehabilitációs és más nyugdíj-kiegészítések (21. cím, 2. alcím, 8. jogcím-csoport)
Házastársi pótlék (21. cím, 2. alcím, 9. jogcím-csoport)
Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás) (21. cím, 2. alcím, 13. jogcím-csoport)
Közgyógyellátás (21. cím, 3. alcím, 1. jogcím-csoport)

XLI. A KÖZPONTI KÖLTSÉGVETÉS KAMATELSZÁMOLÁSAI, TŐKEVISSZATÉRÜLÉSEI, AZ ADÓSSÁG- ÉS KÖVETELÉS-KEZELÉS KÖLTSÉGEI fejezetben
Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
Adósság és követeléskezelés egyéb kiadásai (3. cím)

XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcím-csoport)
Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím, 2. jogcím-csoport)
Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcím-csoport)
Belterületi föld értéke alapján, alapítói jogon kifizetendő járandóság (2. cím, 3. alcím, 4. jogcím-csoport)
Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcím-csoport)
Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcím-csoport)
Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcím-csoport)
Átcserélhető kötvény kamatfizetése (2. cím, 4. alcím, 4. jogcím-csoport)
ÁFA elszámolás (2. cím, 8. alcím)

LXIII. MUNKAERŐPIACI ALAP fejezetben
TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (1. cím, 5. alcím)
Járulékkedvezmény megtérítés (1. cím, 7. alcím)
Álláskeresési támogatások (4. cím, 1. alcím)
Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
Bérgarancia kifizetések (5. cím)

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)
Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)
Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)
Vagyongazdálkodás (3. cím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport)
Külföldi gyógykezelés (2. cím, 2. alcím, 3. jogcím-csoport, 1. jogcím)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)

Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)
Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcím-csoport)
Anyatej-ellátás (2. cím, 3. alcím, 3. jogcím-csoport)
Utazási költségtérítés (2. cím, 3. alcím, 6. jogcím-csoport)
Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcím-csoport)
Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcím-csoport, 1. jogcím)
Postaköltség (2. cím, 4. alcím, 4. jogcím-csoport, 2. jogcím)
Egyéb kiadások (2. cím, 4. alcím, 4. jogcím-csoport, 3. jogcím)
Orvosspecifikus vények (2. cím, 4. alcím, 4. jogcím-csoport, 4. jogcím)
Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcím-csoport, 5. jogcím)
Vagyongazdálkodás (3. cím)

2. Az előirányzat a Kormány jóváhagyásával túlléphető:

VIII. MAGYAR KÖZTÁRSASÁG ÜGYÉSZSÉGE fejezetben
Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)

XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
Válságkezelő és békeműveletek keretében felajánlott alegységek (NRF és Battle Group) (8. cím, 2. alcím, 1. jogcím-csoport)

XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM fejezetben
Beruházás ösztönzési célelőirányzat (25. cím, 3. alcím, 1. jogcím-csoport)
Kötött segélyhitelezés (25. cím, 47. alcím)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben
Gyorsforgalmi úthálózat fejlesztése (12. cím, 5. alcím, 1. jogcím-csoport)
Autópálya rendelkezésre állási díj (12. cím, 5. alcím, 3. jogcím-csoport)
A helyközi személyszállítási közszolgáltatások és a vasúti pályahálózat működtetésének költségtérítése (13. cím, 1. alcím, 3. jogcím-csoport)

XX. OKTATÁSI ÉS KULTURÁLIS MINISZTÉRIUM fejezetben
Közoktatási célú humánszolgáltatás és kiegészítő támogatás (11. cím, 2. alcím, 3. jogcím-csoport)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Hozzájárulás a lakossági energiaköltségekhez (16. cím, 92. alcím)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Gyógyító-megelőző ellátás (2. cím, 3. alcím, 1. jogcím-csoport)
Gyógyszertámogatás (2. cím, 3. alcím, 4. jogcím-csoport)

3. Amennyiben e törvénynek az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében, illetve ezen támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályaira vonatkozó rendelkezéseiben foglalt lehetőségek kimerültek, az eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Egyéb uniós támogatást kiegészítő támogatások (10. cím, 4. alcím)
Vidékfejlesztési és halászati programok (10. cím, 11. alcím)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben
Egyéb közösségi programok (20. cím, 8. alcím)
Szolidaritási programok (20. cím, 9. alcím)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben
TEN-T pályázatok (12. cím, 5. alcím, 9. jogcím-csoport)

XIX. UNIÓS FEJLESZTÉSEK fejezetben
Kohéziós Alap támogatásból megvalósuló projektek (2. cím, 3. alcím)
Új Magyarország Fejlesztési Terv (2. cím, 4. alcím)
Területi Együttműködés (2. cím, 5. alcím)
Egyéb uniós előirányzatok (2. cím, 6. alcím)
Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcím-csoport)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
PHARE programok és az átmeneti támogatás programjai (16. cím, 7. alcím)
A szegénység és társadalmi kirekesztés elleni küzdelem európai éve (16. cím, 8. alcím)

4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociális és munkaügyi miniszter engedélyével túlléphető:
XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Folyósított ellátások utáni térítés (21. cím, 4. alcím)

5. A pénzügyminiszter egyetértésével túlléphető:
IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Címzett és céltámogatások (10. cím)
LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
Gyógyszertámogatás kiadásai (2. cím, 3. alcím, 4. jogcím-csoport, 1. jogcím)

6. A budapesti 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal megépítésének állami támogatásáról szóló 2005. évi LXVII. törvény szerinti építési feladatok finanszírozási szerződésben foglalt arányos támogatás folyósítása céljából túlléphető:
IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI ÉS ÁTENGEDETT SZEMÉLYI JÖVEDELEMADÓJA fejezetben
Budapest 4-es – Budapest Kelenföldi pályaudvar–Bosnyák tér közötti – metróvonal építésének támogatása (12. cím)

10. számú melléklet a 2009. évi CXXX. törvényhez

Az államháztartásról szóló 1992. évi XXXVIII. törvény 3. §-a szerinti külső tételek

I. ORSZÁGGYŰLÉS fejezetben
Pártok támogatása (7. cím)
Pártalapítványok támogatása (8. cím)

XII. FÖLDMŰVELÉSÜGYI ÉS VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
Központosított bevételek (13. cím)

XIV. IGAZSÁGÜGYI ÉS RENDÉSZETI MINISZTÉRIUM fejezetben
Központosított bevételek (21. cím)

XV. NEMZETI FEJLESZTÉSI ÉS GAZDASÁGI MINISZTÉRIUM fejezetben
Központosított bevételek (28. cím)

XVI. KÖRNYEZETVÉDELMI ÉS VÍZÜGYI MINISZTÉRIUM fejezetben
Központosított bevételek (12. cím)

XVII. KÖZLEKEDÉSI, HÍRKÖZLÉSI ÉS ENERGIAÜGYI MINISZTÉRIUM fejezetben
Központosított bevételek (14. cím)

XXII. PÉNZÜGYMINISZTÉRIUM fejezetben
Fogyasztói árkiegészítés (16. cím)
Felszámolásokkal kapcsolatos kiadások (17. cím, 1. alcím, 4. jogcím-csoport)
Szanálással kapcsolatos kiadások (17. cím, 1. alcím, 5. jogcím-csoport)
Magán- és egyéb jogi személyek kártérítése (17. cím, 1. alcím, 6. jogcím-csoport)
Helyi önkormányzatok állami támogatásának elszámolásából eredő fizetési kötelezettség (17. cím, 1. alcím, 9. jogcím-csoport)

1% SZJA közcélú felhasználása (17. cím, 1. alcím, 12. jogcím-csoport)
Mehib és Eximbank behajtási jutaléka (17. cím, 1. alcím, 19. jogcím-csoport)
Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (17. cím, 1. alcím, 21. jogcím-csoport)
Pénzbeli kárpótlás (24. cím, 2. alcím)
Hozzájárulás az EU költségvetéséhez (29. cím)
Központosított bevételek (31. cím)

XXVI. SZOCIÁLIS ÉS MUNKAÜGYI MINISZTÉRIUM fejezetben
Családi pótlék (20. cím, 1. alcím)
Anyasági támogatás (20. cím, 2. alcím)
Gyermekgondozási segély (20. cím, 3. alcím)
Gyermeknevelési támogatás (20. cím, 5. alcím)
Apákat megillető munkaidő-kedvezmény távolléti díjának megtérítése (20. cím, 6. alcím)
Pénzbeli gyermekvédelmi támogatások (20. cím, 7. alcím)
Életkezdési támogatás (20. cím, 8. alcím)
Mezőgazdasági járadék (21. cím, 2. alcím, 5. jogcím-csoport)
Fogyatékossági támogatás és a vakok személyi járadéka (21. cím, 2. alcím, 6. jogcím-csoport)
Politikai rehabilitációs és más nyugdíj-kiegészítések (21. cím, 2. alcím, 8. jogcím-csoport)
Házastársi pótlék (21. cím, 2. alcím, 9. jogcím-csoport)
Különféle jogcímen adott térítések (21. cím, 3. alcím)
Folyósított ellátások utáni térítés (21. cím, 4. alcím)

XLII. A KÖZPONTI KÖLTSÉGVETÉS FŐ BEVÉTELEI fejezetben
Vállalkozások költségvetési befizetései (1. cím)
Fogyasztáshoz kapcsolt adók (2. cím)
Lakosság költségvetési befizetései (3. cím)
Központi költségvetési szervek (5. cím, 1. alcím)
Helyi önkormányzatok befizetései (5. cím, 2. alcím)
Egyéb uniós bevételek (7. cím)

LXIII. MUNKAERŐPIACI ALAP fejezet

LXV. SZÜLŐFÖLD ALAP fejezet

LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP fejezet

LXVII. NEMZETI KULTURÁLIS ALAP fejezet

LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP fejezet

LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP fejezet

LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
Munkáltatói nyugdíjbiztosítási járulék (1. cím, 1. alcím)
Biztosítotti nyugdíjjárulék (1. cím, 2. alcím)
Egyéb járulékok és hozzájárulások (1. cím, 3. alcím)
Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcím-csoport)
Rokkantsági és baleseti rokkantsági nyugdíj (2. cím, 1. alcím, 2. jogcím-csoport)
Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcím-csoport)
Rehabilitációs járadék (2. cím, 1. alcím, 5. jogcím-csoport)

LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben

Munkáltatói egészségbiztosítási járulék (1. cím, 1. alcím)
Biztosítotti egészségbiztosítási járulék (1. cím, 2. alcím)
Egyéb járulékok és hozzájárulások (1. cím, 3. alcím)
Tételes egészségügyi hozzájárulás (1. cím, 4. alcím, 1. jogcím-csoport)
Százalékos mértékű egészségügyi hozzájárulás (1. cím, 4. alcím, 2. jogcím-csoport)
Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcím-csoport)
Táppénz (2. cím, 2. alcím, 2. jogcím-csoport)
Betegséggel kapcsolatos segélyek (2. cím, 2. alcím, 3. jogcím-csoport)
Kártérítési járadék (2. cím, 2. alcím, 4. jogcím-csoport)
Baleseti járadék (2. cím, 2. alcím, 5. jogcím-csoport)
Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcím-csoport)
Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcím-csoport)
Anyatej-ellátás (2. cím, 3. alcím, 3. jogcím-csoport)
Utazási költségtérítés (2. cím, 3. alcím, 6. jogcím-csoport)
Nemzetközi egyezményből eredő és külföldön történő ellátások kiadásai (2. cím, 3. alcím, 7. jogcím-csoport)

11. számú melléklet a 2009. évi CXXX. törvényhez

Kötelezettségvállalási keret-előirányzatok

millió forint

A Nemzeti Stratégiai Referenciakeret keret-előirányzatai	2007	2008	2009	2010	2011	2012	Összesen
	EU forrás	EU forrás	EU forrás	EU forrás	EU forrás	EU forrás	EU forrás
Gazdaságfejlesztés Operatív Program	95 175,8	92 347,6	87 959,5	91 095,5	103 380,7	–	469 959,2
Közlekedés Operatív Program	102 737,8	157 554,1	219 365,7	261 697,7	279 261,3	327 762,3	1 348 378,8
Társadalmi megújulás Operatív Program	154 016,1	141 915,4	127 623,2	121 940,0	126 800,3	–	672 295,1
Államreform Operatív Program	7 904,2	6 933,7	5 863,4	5 064,2	4 601,7	–	30 367,2
Elektronikus közigazgatás Operatív Program	17 765,4	15 951,7	13 898,6	12 631,0	12 331,6	–	72 578,3
Társadalmi infrastruktúra Operatív Program	74 562,8	72 375,8	68 963,4	71 449,6	81 115,6	78 621,5	447 088,8
Környezet és energia Operatív Program	56 890,3	103 737,6	156 503,3	190 181,5	200 149,4	209 404,4	916 866,5
Nyugat-dunántúli Operatív Program	17 742,5	17 222,1	16 410,1	17 001,7	19 301,7	–	87 678,1
Közép-dunántúli Operatív Program	19 432,3	18 862,2	17 973,0	18 620,8	21 140,0	–	96 028,4
Dél-dunántúli Operatív Program	26 977,5	26 186,2	24 951,6	25 851,1	29 348,3	–	133 314,7
Dél-alföldi Operatív Program	28 644,6	27 804,5	26 493,6	27 448,6	31 162,1	–	141 553,4
Észak-alföldi Operatív Program	37 304,6	36 210,6	34 503,3	35 747,1	40 583,2	–	184 348,7
Észak-magyarországi Operatív Program	34 575,1	33 561,0	31 978,7	33 131,5	37 613,7	–	170 859,9
Közép-magyarországi Operatív Program	134 653,8	105 964,6	76 038,3	44 837,1	12 322,3	–	373 816,1
Végrehajtás Operatív Program	3 716,3	7 785,7	12 238,1	14 817,2	15 214,6	–	53 771,9
Összesen	*812 099,1*	*864 412,9*	*920 763,7*	*971 514,5*	*1 014 326,6*	*615 788,2*	*5 198 905,0*
Az Új Magyarország Vidékfejlesztési Program keret-előirányzatai	*155 317,9*	*146 260,7*	*135 678,7*	*138 567,6*	*149 003,0*	*153 275,2*	*878 103,1*
A Halászati Operatív Program keret-előirányzatai	*0,0*	*1 508,8*	*1 423,0*	*1 453,5*	*1 619,7*	*1 698,3*	*7 703,3*

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2010. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0[illegible]25	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

A Magyar Közlönyt a Szerkesztőbizottság közreműködésével a Miniszterelnöki Hivatal szerkeszti.
A Szerkesztőbizottság elnöke: dr. Petrétei József, a szerkesztésért felelős: dr. Tordai Csaba.
A szerkesztőség címe: Budapest V., Kossuth tér 1–3.
A Határozatok Tára hivatalos lap tartalma a Magyar Közlöny IX. részében jelenik meg.
A Magyar Közlöny hiteles tartalma elektronikus dokumentumként a http://kozlony.magyarorszag.hu honlapon érhető el. Felelős kiadó: dr. Tordai Csaba.
A Magyar Közlöny oldalhű másolatát papíron kiadja a Magyar Közlöny Lap- és Könyvkiadó.
Felelős kiadó: dr. Kodela László elnök-vezérigazgató.